As filed with the Securities and Exchange Commission on July 10, 2020
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
IBEX LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Bermuda	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Crawford House, 50 Cedar Avenue
Hamilton HM11, Bermuda
(441) 295-6500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Robert Dechant, Chief Executive Officer
IBEX LIMITED
1700 Pennsylvania Avenue NW, Suite 560
Washington, DC 20006
(202) 580-6200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Christopher C. Paci, Esq. Stephen P. Alicanti, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4500	Joseph C. Theis, Jr., Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Shares, par value $0.000111650536 per share			$$100,000,000	$12,980
(1)	Includes common shares subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)
Pursuant to Rule 457(p) under the Securities Act, the Registrant is offsetting $9,337.50 against the amount of the registration fee payable with respect to this registration statement. The offsetting amount was originally paid by the Registrant in connection with the registration statement on Form F-1 filed by the Registrant on February 23, 2018 (File No. 333-223184), which was subsequently withdrawn by the Registrant. The Registrant has not sold any securities pursuant to the registration statement No. 333-223184. Accordingly, the amount of $9,337.50 is being offset against the total registration fee of $12,980 due for this registration statement, with the remaining $3,642.50 paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated     , 2020
PRELIMINARY PROSPECTUS
   Shares

IBEX LIMITED
COMMON SHARES
This is an initial public offering of common shares of IBEX Limited. We are offering     common shares. The selling shareholder identified in this prospectus is offering     additional common shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholder.
Prior to this offering, there has been no public market for our common shares. We anticipate that the initial public offering price will be between $    and $    per share. We have applied to list our common shares on the Nasdaq Global Market under the symbol “IBEX.”
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, will be subject to reduced public company reporting requirements.
After completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules because our parent company, The Resource Group International Limited, will own    % of our then outstanding common shares. See “Prospectus Summary—Controlled Company Status,” “Principal and Selling Shareholder” and “Risk Factors— Risks Related to Our Common Shares and this Offering.”
Investing in our common shares involves substantial risk. Please refer to the “Risk Factors” on page 26.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling shareholder, before expenses	$	$
(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”
Delivery of the common shares is expected to be made on or about     , 2020.
The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional     common shares at the initial public offering price less underwriting discounts and commissions.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Citigroup	RBC Capital Markets	Baird
SunTrust Robinson Humphrey		Piper Sandler
         , 2020

ibex.

Welcome to a new day in customer interactions.

Introducing

CLX

Meet CLX, the Customer Lifecycle Experience™ suite, a perfectly disruptive synthesis of people, technology, and expertise, dedicated to solving the dynamic customer acquisition, support and engagement challenges of brands worldwide ibex. Digital

From clicks to conversions in seconds.

Digital Marketing & Conversion

ibex. Connect

Worldwide customer conversations.

Customer Sales & Support

ibex. CX

Tranformative brand experiences.

Customer Experience & Delight

2019 Growth Excellence Leadership
FROST & SULLIVAN

Nearshore Company of the Year
Nearshore Americas

Great Place To Work. 2020

North America 2018 Customer Value Leadership
FROST & SULLIVAN

Total Addressable Market

$100B+

Across 3 segments [1]

Organic Revenue Growth

10%

CAGR [2]

Strong Margin

13%

Adjusted EBITDA margin [3]

New Economy Growth

29% [4]

230%

CAGR [5]

Non-Voice Growth

17% [6]

55%

CAGR [7]

Nearshore Growth

25% [8]

77%

CAGR [9]

Global Scale

22k+

Employees worldwide [10]

27

Global delivery centers [10]

Total Clients

90

Clients who trust us

Client Retention

100%

Retention of our Top 25 Clients [11]

1. eMarketer "US Search Ad Spending, 2019-2023" (October 2019; International Data Corporation "Worldwide and U.S. Business Process Outsourcing Services Forecast, 2020 to 2024" (May 2020); and MarketsandMarkets "Customer Experience Management Market Global Forecast to 2024" (April 2019).

2. Five year Compound Annual Growth Rate (CAGR) on Revenue between fiscal year end June 30, 2014 through June 30, 2019.

3. Adjusted EBITDA margin for the nine month period ending March 31, 2020.

4. Percentage of revenue from New Economy clients, for the quarter ended March 31, 2020.

5. Four year CAGR on revenue from New Economy clients between fiscal year end June 30, 2015 through June 30, 2019.

6. Percentage of non-voice revenue, for the quarter ended March 31, 2020.

7. Four year CAGR on non-voice revenue between fiscal year end June 30, 2015 through June 30, 2019.

8. Percentage of workstations based in Nearshore locations, including Jamaica and Nicaragua, as of March 31, 2020.

9. Represents anticipated four year nearshore revenue CAGR between fiscal year end June 30, 2016 through June 30, 2020 (estimated).

10. As of March 31, 2020.

11. 2018 to present.

Prospectus
You should rely only on the information contained in this prospectus. Neither we, the selling shareholder nor the underwriters have authorized any other person to provide you with any information, or to make any representations, other than as contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we, the selling shareholder nor the underwriters take responsibility for, and provide assurance as to, the reliability of any information or representations that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus and we undertake no obligation to update such information, except as may be required by law.
i

Prospectus Summary
The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the financial statements. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”
Except where the context otherwise requires or where otherwise indicated, the terms “IBEX,” “ibex,” “we,” “us,” “our,” the “Company,” the “Issuer” and “our business” refer to IBEX Limited, together with our consolidated subsidiaries.
This prospectus includes our trademarks as “IBEX,” which are protected under applicable intellectual property laws and are the property of IBEX Limited or our subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners.
Overview
IBEX is a leading global customer experience (“CX”) company delivering solutions to help the world’s preeminent brands more effectively engage with their customers.
The outsourced industry is undergoing a paradigm shift with blue chip companies in traditional industries pivoting toward digitally-enabled marketplaces and increasingly digitally-native consumers. Companies are reacting to this shifting landscape with a relentless focus on CX and customer lifetime value (“LTV”). They are beginning to view their customer contact center providers as essential partners and extensions of their brand rather than cost centers that manage customer interaction. We define this new model and vantage point as “BPO 2.0” and believe that our differentiated suite of services and organizational characteristics uniquely position us to lead in this market, including:
•	services that span the full customer lifecycle, ranging from customer acquisition to customer engagement to managing and measuring the customer experience;
•	technology tools that enhance ambassador performance and drive unique client insights;
•	multiple channels of engagement, ranging from voice to fast-growing digital channels such as chat and email;
•	differentiated global delivery centers, where we have been successful in offering clients lower costs while maintaining high levels of quality; and
•	unique, highly engaged culture that is overseen by a highly experienced management team that is flexible and moves at the speed of the client.
This marketplace driven shift to BPO 2.0 has been critical in our success, as we are well positioned on the leading edge which is demonstrated by our above-average revenue growth rates and success with both new economy and traditional blue chip branded clients. Our “New Economy” business, where we work with the faster-growing, new economy brands, has grown at a compound annual growth rate (“CAGR”) of 230% for the last four years. We define New Economy clients as those that are experiencing high degrees of top-line growth which, in turn, drives significant increases in such companies’ volume requirements for customer care BPO solutions. Between fiscal year 2015 and 2019, this category grew from 0.2% to 22.0% of our revenue. We have also been able to win blue chip brands that are looking for providers with a more innovative and outcome-oriented focus on customer engagement. Our work with New Economy clients has resulted in a rapid expansion of our non-voice solutions where we engage our client’s customers through means, such as chat and email. Our revenue from non-voice channels has similarly grown at a rapid CAGR of 55% over the last four years.
Through our integrated Customer Lifecycle Experience (“CLX”) platform, we provide solutions that span the entire customer lifecycle and range from broad-based integrated offerings to more customized solutions focused on specific client needs. Our top ten clients use an average of more than five services across our CLX platform.

Our CLX Suite of Solutions
Digital (Digital Marketing) “Add customers.”	Connect (Customer Engagement) “Engage customers.”	CX (Feedback Analytics) “Grow relationships.”
Digital Marketing	Customer Service	Multi-Channel Digital Surveys
Lead Generation	Billing Support	Real-Time Issue Resolution
Online Sales	Technical Support	Analytics & Business Intelligence
Optimization	Up-Sell/Cross-Sell Retention / Renewals	Text / Sentiment Analytics
Lead Conversion	Win-backs
During the fiscal year 2019, we managed approximately 138 million interactions with consumers on behalf of our clients through an omni-channel approach, using voice, web, chat and email. While traditional channels (voice) still account for a majority of our revenue, our revenue from non-voice channels (web, chat and email) increased from $33.3 million in the nine months ended March 31, 2019 to $51.4 million in the nine months ended March 31, 2020, and increased from $8.1 million in the fiscal year ended June 30, 2015 to $46.9 million in the fiscal year ended June 30, 2019. Non-voice revenue as a percentage of total revenue increased from 13.6% in the quarter ended March 31, 2019 to 16.8% in the quarter ended March 31, 2020, 11.9% in the nine months ended March 31, 2019 to 16.9% in the nine months ended March 31, 2020, and increased from 2.9% in the fiscal year ended June 30, 2015 to 12.7% in the fiscal year ended June 30, 2019. During the nine months ended March 31, 2020 and 2019, 76.0% and 48.6%, respectively, and during the fiscal years ended June 30, 2019 and 2018, 56.5% and 32.6%, respectively, of our revenue growth was attributable to the expansion of our non-voice business. The growth of our non-voice business has a positive impact on our profitability because our non-voice business has a higher workstation capacity utilization. In addition, ambassador attrition rate has been lower for our non-voice business, which saves us significant costs associated with hiring and training.
Our clients fit primarily within two categories. The first category is made up of mostly Fortune 500 brands, across a broad range of industries that have large customer bases and rely on outsourced providers to maximize customer retention and improve customer expansion. We refer to these clients as “blue chip” companies. Increasingly, clients in this category look to us as a nimble provider offering differentiated services as they face challenges in the wake of digital disruption. We apply our execution expertise and end-to-end CLX technology suite to enable these clients to adapt in a changing environment that requires a different type of customer experience for digital-native consumers. The second category of clients we serve are digitally-driven “disruptors.” We refer to these clients as the “New Economy” companies. They tend to be faster-growing brands in high-growth industry verticals, such as (but not limited to) technology, e-commerce and consumer services. Our New Economy business is designed to meet these needs for new economy verticals and high-growth requirements, with a focus on launch, speed-to-performance and scale. While many of these New Economy clients are smaller, fast growing companies, there are several Fortune 500 companies within that group, such as Amazon and one of the leading ride-sharing companies in the United States. The success of our New Economy initiative with high-growth technology, e-commerce and consumer services clients is a key driver in the increase of our revenue from non-voice channels, and, as a result, has a positive effect on our profitability. Between fiscal year 2015 and fiscal year 2019, our revenue attributable to the high-growth New Economy business vertical increased at a 230% CAGR. In the nine months ended March 31, 2020, we derived $83.5 million, or 27.4%, of our revenue up from $58.0 million, or 20.7%, of our revenue in the nine months ended March 31, 2019 from our New Economy clients. In the quarter ended March 31, 2020, and March 31, 2019 we derived 28.6% and 24.3% of our revenue, respectively, from our New Economy clients. In fiscal year 2019, we derived $81.2 million, or 22.0% of our revenue, up from $45.9 million, or 13.4%, of our revenue in fiscal year 2018 and $0.7 million, or 0.2% of our revenue, in fiscal year 2015 from our New Economy clients. During the nine months ended March 31, 2020 and 2019, 100% and 100%, respectively, of our revenue growth was attributable to the expansion of our New Economy business vertical. During the fiscal years ended June 30, 2019 and 2018, 100% and 90%, respectively, of our revenue growth was attributable to the expansion of our New Economy business vertical. While most other client segments operate under economics typical of the outsourced customer care industry, the success of our New Economy business vertical is a result of differentiating factors such as its growth trajectory, its contribution to profitability and the greater propensity for these clients to leverage digital forms of service delivery.
Our delivery centers are strategically located in labor markets with relatively low levels of resource competition, which enables us to attract, hire and retain a highly engaged, well trained and motivated workforce, resulting in high levels of client satisfaction. In recent years, we have opened all of our new delivery centers in lower-cost markets outside the United States, such as the Philippines, Jamaica and Nicaragua, where we have been successful in offering our clients a lower cost base while maintaining high levels of quality. We believe that a key factor in our success has been our development of a unique ibex brand within these labor markets, where we have an attractive work culture, evidenced by multiple awards. We operate and staff our delivery centers in line with global health standards including appropriate social distancing, and complement these centers with a highly developed work-at-home program. In addition, a large portion of our services have been classified by the local authorities as essential in nature, allowing for the continued operation of those facilities through any lockdowns, and wherever appropriate and permitted by our clients, we have shifted any remaining work to a work-at-home platform.
We believe we have successfully taken share in the market and, as such, have maintained a growth trajectory that is in excess of the broader industry. As an example, of our top 10 clients, four have been onboarded since the beginning of fiscal year 2017. Of those four, we are providing an average of more than four services, which have been delivered across more than two major geographies (e.g., United States, Metro Philippines, Provincial Philippines, Jamaica, Nicaragua, Pakistan, and Senegal). A typical initial client launch involves providing a single solution from a single site and, therefore, we believe that our growth has been the result of excellent service delivery. It is our overall thesis that being awarded multiple services across several geographies serves as a proxy for our trusted client relationships and the value clients recognize in our offerings. We operate in 2.3 geographies on average for our top ten clients. Furthermore, our profitability has increased at a rate significantly higher than our revenue growth. For the nine months ended March 31, 2020, our revenue was $304.3 million, our net income was $11.6 million, our net income, continuing operations, was $11.6 million and our Adjusted EBITDA from continuing operations was $40.6 million. For the nine months ended March 31, 2019, our revenue was $280.5 million, our net income was $11.2 million, our net income, continuing operations, was $0.1 million, and our Adjusted EBITDA from continuing operations was $28.9 million. For the fiscal year ended June 30, 2019, our revenue was $368.4 million, our net income was $11.0 million, our net loss, continuing operations, was $4.5 million, and our Adjusted EBITDA from continuing operations was $36.3 million. For the fiscal year ended June 30, 2018, our revenue was $342.2 million, our net loss was $15.9 million, our net loss, continuing operations, was $20.8 million, and our Adjusted EBITDA from continuing operations was $4.3 million. See “Reconciliation of Adjusted EBITDA from Continuing Operations from Net (Loss)/Income” on page 23.
Our financial position at June 30, 2019 and our results of operations for the fiscal years ended June 30, 2019 and 2018 reflect our disposition of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and its treatment as a discontinued operation. Our results of operations for the nine months ended March 31, 2020 and 2019, and the fiscal year ended June 30, 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases. IFRS 15 has been implemented using the cumulative effect method, and IFRS 16 using the modified retrospective approach. As a consequence, comparative amounts for the fiscal year ended June 30, 2018 are not restated to reflect the adoption of IFRS 15 and IFRS 16 but instead continue to reflect our accounting policies under IAS 18, Revenue, and IAS 17, Leases. For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.” For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.

Market Opportunity
We estimate that the total current addressable market for our suite of CLX solutions is well over $100 billion, and is comprised of the following areas of opportunity:
•
Customer Engagement (ibex Connect) – The largest portion of our addressable market is the customer care segment within the Business Process Outsourcing (“BPO”) industry, which makes up the largest portion of our revenue. International Data Corporation (“IDC”), a leading information technology research firm, estimates that the worldwide business process outsourcing services revenue in 2020 was $203.3 billion and expected to grow to $231 billion in 2024. Within this market, the customer care segment is the largest horizontal market, with approximately $77 billion of revenues in 2020 and expected to grow at a CAGR of 3.6% to $88.6 billion in revenues by 2024. Within the United States, customer care BPO spend accounted for $45 billion in 2020 and is expected to grow to $51.6 billion by 2024.

•
Customer Acquisition (ibex Digital) – Our customer acquisition solution is enabled primarily by digital marketing which is one of the fastest growing segments of the media advertising industry. According to eMarketer, a leading market research company, digital marketing will make up 43% of all advertising spending in 2020. A significant portion of this fast-growing market consists of outsourced customer acquisition specialists, who have primarily adopted a pay-for-performance business model in which advertisers only compensate marketers once a target consumer has taken a particular action, such as filling out an information form or completing a purchase of a product or service. Also according to eMarketer, in 2020 $28 billion is expected to be spent annually on paid search in North America, our primary digital marketing channel. The market is projected to continue to grow in the near term and is rapidly evolving due to increased expectations for BPO vendors to innovate and constantly improve service quality.

•
Customer Experience Management and Analytics (ibex CX) – With unprecedented access to technology, data and choices, consumers have elevated expectations about being heard, as well as how companies take action and respond in real time. As consumers gravitate toward digital channels (websites, mobile and social media), enterprises are seeking more technologically advanced solutions to collect data in real time and harness insights yielded by advanced analytics performed on those data to provide customized customer experiences. Markets and Markets, a leading B2B market research firm, estimates that the global customer experience management market will grow at a 13.3% CAGR, from $7.8 billion in 2019 to over $14.5 billion in 2023, with North America representing approximately $2.9 billion of market share in 2019. Similarly, Market Research Future estimates that the global market for customer experience analytics will increase to $12 billion by 2023.

Key Market Trends
A number of trends are driving growth and transformation in the outsourced customer interactions market. Historically, the industry was premised on labor arbitrage and cost. Offshoring of work to markets like India and the Philippines was driven primarily by the cost advantages those markets provided. However, the outsourced industry is undergoing a paradigm shift with blue chip clients pivoting toward technology-enabled marketplaces supporting an increasingly digitally-native consumer base. Companies are reacting to this shifting landscape with a relentless focus on CX and customer LTV. They view their customer contact center providers as essential partners and an extension of their brand rather than a cost center to manage customer interaction. In addition to clients in mature industries, emerging industries in the technology and consumer services sectors are changing the mix of solutions, channels and delivery locations. We believe that participants that offer a flexible, technology-oriented, and integrated solution will be best positioned to address the following key industry trends:
The Primacy of Customer Experience (CX)
•
A Dramatic Prioritization of CX – As brands recognize that digital feedback mechanisms, such as social media, can rapidly impact brand perception in a positive or negative manner, the importance of delivering an exceptional customer experience has become a top priority for companies.

•
Consumer Centricity & Customer Lifetime Value (LTV) – Customer expectations and behaviors are changing dramatically. Enabled by immediate feedback channels, consumers expect that enterprises will meet their needs and preferences instantaneously in return for brand loyalty and greater share of customer spend. Accordingly, enterprises and brands are more focused on understanding their consumers’ needs and developing business models that hinge on maximizing customer lifetime value. In turn, they are demanding outsourced customer engagement partners that can deliver customer-centric solutions in an omni-channel manner that maximizes customer retention.
Evolution of Client Needs
•
Outsourcing Across the Operational Value Chain – Enterprises are more frequently relying on outsourced providers to address their needs across the entire customer lifecycle. Many companies, especially in the healthcare, financial services, and utilities space, are beginning to increasingly rely on the expertise of external vendors to deliver cost savings, ensure compliance, drive performance enhancements, and offer technology suites that serve to improve overall CX while allowing the brand to focus on their core products and competencies. Mature companies seek to digitally transform their current operations to meet the demands of the digital economy and diversify their capabilities. Companies in emerging sectors outsource due to their limited experience and/ or resources to manage increasing volumes of customer interactions, and in order to drive new customer demand, scale operations, optimize costs, protect their brand investment, and accelerate profitability.

•
Rise of Omni-Channel to Drive Consumer Centricity – Customer expectations and behaviors are changing dramatically with the evolution of technology such as smart phones, tablets and social media. This has accelerated the speed of consumer interaction with the brands. Consumers expect the brands to meet their needs and preferences instantaneously in return for brand loyalty and a greater share of customer spend. To address this trend, brands are focused on providing a seamless experience via integration of all contact channels (chat, email, SMS, voice, etc.) to deliver customer-centric solutions in an omni-channel manner that maximize customer lifetime value.

•
Seeking Integrated, End-to-End Partners – We believe clients are increasingly looking to utilize outsourcing partners who can provide unified solutions for a variety of touchpoints along the customer interaction value chain, from digital marketing to customer sales and support to CX and surveys. Vendors with integrated offerings will command a larger share of wallet from their clients, drive a great degree of insight and performance, and become more ‘sticky’ with their clients for longer-lasting relationships.

•
Bestshore, Flexible Delivery Model – Clients are increasingly differentiating between providers based on their ability to provide a flexible, turnkey delivery model that can offer a mix of onshore, nearshore, offshore, and remote working capabilities. In light of recent global events, clients have indicated a heightened importance on the ability of providers to shift their delivery rapidly between various location models.

•
Data Protection & Security – With the rise of the digital economy has come a rise in both the concern toward, and vulnerability of, consumer data. Both mature and new economy brands are placing a higher degree of focus on the technology that underpins the data security & fraud systems deployed by their partners; having an advanced and secure system architecture along with data center redundancy and advanced security technologies are becoming increasingly important, understanding that any security breach can result in a devastating impact to a client’s brand and a consumer’s loyalty.

Impact of Technology, Automation, & Artificial Intelligence (“AI”)
•
Data and Analytics – Enterprises are increasingly demanding that their providers of customer interaction solutions integrate data analysis & insight into their core service offerings, in order to drive continuous performance and superior outcomes. These business intelligence tools can yield actionable insights across every customer touchpoint enabling clients to address customer issues in real time. We expect that investments in automation, digitization and machine learning will be key drivers in the industry as clients seek to adopt more technology-rich ways of servicing their customers.

•
Artificial Intelligence to Enhance Service Delivery – With the increasing applicability of AI in enhancing business processes, the customer care industry is starting to integrate AI into its range of solutions.

Favorable Emerging Market / Client Trends
•
Integrated Technology Solutions for Mature Sectors – Fortune 500 companies that historically utilized traditional live-agent, voice-based services are now integrating new technology-enabled solutions that include multi-channel delivery, self-serve options and automation. Such solutions allow them to achieve greater operational flexibility and innovate their service offerings.

•
Solutions Catered to High-Growth Sectors – The challenges that new economy “disruptors” face consist largely of managing high growth within their customer base, while simultaneously maintaining a high-quality customer experience. In contrast to mature business models, new economy companies have generally not focused on developing large-scale insourced customer operations; therefore, they rely on external partners that can deliver customer service, engagement and support while maintaining the quality of their brands. Most of these companies source their customer interaction needs from lower-cost locations outside their home markets.

Our Solutions
We work closely with our clients to optimize and accelerate every customer interaction. We offer technology-centric solutions through our integrated customer lifecycle experience (CLX) platform. Our solutions offer a variety of performance-enhancing and risk-mitigating capabilities, to help our clients protect and enhance their brands, grow and retain their customer bases, and maximize customer lifetime value. Our comprehensive offering of customizable solutions drives deep customer integration and long-term trusted relationships with our clients. Our solutions can be procured on a stand-alone, point solution basis, or in an integrated manner covering multiple stages across the customer lifecycle journey.
ibex Digital
In our Customer Acquisition solution, we work with consumer-facing businesses to drive online customer demand. We offer Search, Social, & Display advertising capabilities, helping our clients promote brand awareness and drive high-volume, low-churn new customer conversion. With proprietary algorithms that strategically target high-value customers and seamlessly optimize ad bidding and deployment, ibex Digital is capable of reducing a client’s customer acquisition costs. Additionally, ibex Digital can also seamlessly transition customers from client-to-call, where the initial interest is driven digitally, and the conversation is closed at an ibex call center with a trained sales agent. We are typically compensated by our clients on a pay-per-performance basis, where we earn a commission upon the successful addition of a new customer.
ibex Connect
Our Customer Engagement solution is the core of our CLX platform and generates the majority of our revenue. This solution is comprised of customer service (assisting customers with information about our clients’ and their products or services), technical support (providing specialized teams to provide information, assistance and technical guidance to our clients’ customers on a specific product or service) and other value-added outsourced back office services (finance and accounting, marketing support, sales operations, and human resources administration). We deliver this solution through our omni-channel platform, which integrates voice, email, chat, SMS, social media and other communication applications.
ibex CX
In our Customer Experience solution, we offer a comprehensive suite of proprietary software tools to measure, monitor and manage our clients’ customer experience, as well as a set of analytics capabilities that interpret data generated by our interactions and deliver recommendations to the benefit of their operations and brand. By applying these tools, we enable our clients to improve retention of their customers, identify and manage service issues in real time, predict future behavior and enhance overall customer satisfaction. Our platform includes management of omni-channel surveys, interactive artificial intelligence, text analytics and sentiment analysis, a business intelligence suite and case management capabilities. Given the significant preponderance of voice interactions within our solutions, we utilize technologies such as speech-to-text to deploy the above analytic tools.

Underpinning our end-to-end CLX solutions is our ability to leverage technology to help clients drive insights and manage interactions across the customer journey. Over the past five years, we have invested significant resources into building and deploying proprietary technology, focusing on next-generation software deployed across the full customer lifecycle journey, driving revenue growth, productivity improvements, experience enhancement and competitive differentiation. Our technology efforts are led by ibex Wave X, which is staffed by a team of 400 developers, with expertise in major platform integration, and a 16-year legacy of value creation and outcome-oriented technology development.
We believe that we have built an industry-leading, comprehensive suite of software products and applications, deployed at enterprise scale across multiple industries along the full consumer lifecycle.
In particular, we have integrated AI functionality into multiple portions of our CLX solution suite. In our core Customer Engagement offering, we deploy third party technologies such as such as Afiniti, CallMiner, and Cogito that enhance customer interaction. For our Customer Acquisition offering, we have developed a technology called Adcast AI that uses AI to better match our search engine keyword bidding with our available call center capacity. Our technology innovations ensure that we are at the forefront of our industry in employing digital solutions on behalf of our customers. Across all three of our solutions areas (ibex Digital, ibex Connect and ibex CX), the portion of our revenue from digital services (i.e., digital support, including omni-channel and other digital services) comprises 30% and 28% of total revenue for the nine months ended March 31, 2020 and 2019, respectively.
Additionally, our business is highly data intensive, and as a result, we have collected datasets from more than 654 million customer interactions since 2013. We overlay our proprietary datasets with third-party data and other available data to derive insights into customer behaviors and preferences, which in turn optimizes our solutions and enables enhanced delivery of our services.
ibex Wave X is working to transform and augment the customer lifecycle through the use of embedded AI & Analytics across every customer touchpoint.
Our Strengths
We believe that we have established a leadership position in the CLX solutions market. Whether in mature, high-growth or emerging industries, we are able to provide clients with a compelling value proposition that combines our full spectrum of customer lifecycle solutions with a global delivery model and innovative technology. We believe that the investments we have made have placed us in a strong competitive position with substantial first-mover advantages. Our leadership position is founded on the following key competitive strengths, including:
•
Differentiated as a Nimble, Disruptive Provider – We believe that we have a distinct organizational culture that embraces technological disruption and is characterized by innovation, speed and structural nimbleness. Our innovative and entrepreneurial culture is a key differentiator and gives us a competitive advantage in delivering high-quality solutions to clients around the globe. With mature clients, this culture plays to our advantage by showcasing the inflexibility of larger incumbents. With high-growth clients, which we refer to as New Economy clients, we believe that our entrepreneurial approach is in line with their own culture.

•
Technology Solutions & Continuous Innovation – ibex Wave X is the hub of our technology development and innovation effort to drive value-added technology development that improves ambassador interactions, client CX, and overall performance benchmarks. Our CLX platform combines our proprietary technology with our service delivery model to provide our clients with customized solutions at a large scale. We are integrating artificial intelligence into each stage of the customer lifecycle, from customer acquisition, to engagement, to surveys & analytics. Our proprietary technology allows us to provide innovative, automated and customizable solutions to our clients more efficiently than if delivered through a purely service-based delivery model.

•
Provider of Customizable Sets of Customer Lifecycle Experience Solutions – The customer lifecycle, from acquisition to retention, has become more challenging, complex and competitive for enterprises to manage. We designed a differentiated suite of digital and operational solutions that seamlessly manages interactions throughout all phases of the customer lifecycle, across multiple channels, customized to a client’s specific needs.

•
Proven Expertise in Mature Industries – We believe that we have built a deep level of expertise in serving clients in mature industries, including the telecommunications and cable sectors. We believe that we are able to provide value at all stages of the customer lifecycle for these industries, from lowering the cost of customer acquisition to increasing customer lifetime value through improved retention and increased up-sell.

•
World-Class Global Delivery with Nearshore & Offshore Diversification – Our global delivery model is built on onshore, nearshore and offshore delivery centers, and includes our ability to also support work-at-home capabilities. We seek to operate state-of-the-art ‘highly-branded’ sites in labor markets that are underpenetrated in order to maintain our competitive advantage, retain our position in those labor markets as an employer of choice and deliver a highly scalable and cost-effective solution to our clients. Our highly-branded centers enable us to create a differentiated connection to our clients’ brands and customers. In addition, with a broad network of 27 contact centers spread across multiple geographies, we provide much needed geographic diversity for our clients. In particular, significant investments made in nearshore sites, such as Jamaica and Nicaragua, enable us to offer untapped talent pools for high quality service, proximity to home (US) operations and competitive price points, and often an existing brand affinity. We estimate a 77% CAGR in nearshore revenue for Jamaica and Nicaragua for the four year period from fiscal year ended June 30, 2016 through the fiscal year ending June 30, 2020 and a 21% CAGR in offshore revenue from fiscal year ended June 30, 2018 through June 30, 2020.

•
Innovative and Entrepreneurial Culture – We believe we have established a strong, unique corporate culture that is critical to our ability to recruit, engage, motivate, manage and retain our talented global workforce of over 22,500 employees. A culture which we actively foster through events including, employee galas, VIP events, talent shows, community outreach to engage, reward, and support our ambassadors. At ibex, we ensure our employees are extensions of our clients’ brand identities, delivering passionate and industry-leading results

•
Client Satisfaction and Retention – Our ability to build deep and trusted relationships with our clients is core to who we are. Since the end of fiscal year 2018, we have successfully retained all of our top 25 clients, which represented over 95% of our revenue in fiscal year 2018. Additionally, we monitor customer satisfaction in the form of a net promoter score (NPS) which is tracked through our ibex annual Client Satisfaction Survey. Based on ibex’s 2019 Client Satisfaction Survey, we scored a NPS of 68 which indicates strong, mutually-beneficial relationships with our clients built on the value clients place in our services and solutions and level of service we consistently deliver. We believe that our success with client retention is driven by our ability to perform at or above our client expectations and our competitors as well as our investment in building deep relationships with our clients at multiple levels within their businesses.

Our Growth Strategy
Our goal is to become a key strategic partner to both mature and high-growth companies that require outsourced customer interaction solutions, especially as they seek to address consumers that are increasingly digitally savvy. We have built a platform that we believe is well-positioned for strong, sustainable, long-term growth. Over the last five years, our revenues have increased at a CAGR of 10.1%, growing from $227.4 million in the fiscal year ended June 30, 2014 to $368.4 million in the fiscal year ended June 30, 2019. This growth rate is significantly greater than that of our constituent markets, especially the BPO industry, which, according to IDC, grew at an annualized rate of 2.9% between 2015 and 2020.
Our growth model is designed to deploy a “land and expand” approach by targeting and initiating delivery both with mature, global enterprises as well as relatively younger, high-growth clients, and subsequently expanding our services with these clients. The breadth of our capabilities, our ability to deliver a superior experience to our clients and our global delivery capabilities have allowed us to successfully land new clients and then expand our wallet share with them over time. We believe our growth will be bolstered in the future as clients continue to recognize the benefits of partnering with an end-to-end customer interactions provider, and we are able to cross-sell our broad suite of solutions through our client base. Moreover, the current capacity at our onshore and nearshore delivery centers will be able to support our near-term growth with minimal incremental investment, with future investments in capacity expected to be success-based and in response to growth demands of our business.

Our growth strategy is based on the following key components:
•
Continue Winning Blue Chip Clients – We’ve been able to win marquee blue chip brands that are looking to transform their customer engagement strategy through a more innovative and outcome-oriented focus. For these customers, our value proposition is primarily focused on acting as a partner to drive digital transformation in their existing operations. The imperative of engaging digitally with a new type of consumer is all the more urgent as these companies increasingly face-off against emerging new economy players. ibex has increasingly gained share in these relationships, often displacing existing incumbent vendor(s).

•
Continue Winning New Clients with New Economy – Our New Economy initiative combines our Customer Engagement, Customer Acquisition and Customer Experience solutions into an integrated solution set that is focused on the needs of high-growth emerging technology markets. Our success in our New Economy segment can be traced to its inception in 2014, when we began servicing a new client in the emerging technology space. We launched our New Economy initiative in the summer of 2018 to help similar clients attain and support their high-growth objectives. We believe we are among the top tier of providers of outsourced customer interaction solutions that can address the unique needs of such clients. In addition, New Economy customers are generally higher margin as a result of lower customer acquisition costs and a greater portion of non-voice revenue, which is delivered with greater efficiency.

•
Grow Strategic Verticals with Specific Domain Strategies – Our ibex Financial, ibex Health, and ibex Utilities sub-brands are structured to accelerate growth using a highly targeted and performance-driven approach. Within ibex Financial, we intend to build on recent wins we have had with payments companies. Within ibex Health, we see significant opportunity to provide revenue cycle management as well as medical coding and billing services. Finally, within ibex Utilities, we see the opportunity to acting as the “utility mover” for our clients’, by facilitating our clients’ customers’ moves in the form of targeted offers and services that could be of interest at the time certain customers are undergoing a physical move or changing utility provider.

•
Expand Service & Lines of Business (LOBs) with Current Clients (“Expand”) – The breadth of our solutions over the full customer lifecycle creates the ability to cross-sell each solution throughout our client base. Our client base has many large, global brands that have multiple lines of business across multiple geographies. Our typical model is to provide a launch in one center with one CLX service such as Customer Engagement. Our goal is then to “expand” with additional CLX services or new geographies where we operate for our clients. We believe that the success of our initial launches has enabled our client teams to broaden our scope of engagement with these clients to include additional solutions within our suite of offerings.

•
Pursue Strategic Acquisitions – Our acquisition strategy targets situations in which it is optimal to acquire versus build. It will primarily be focused on adding additional omni-channel capabilities, providing access to new geographies and acquiring technologies that further differentiate our solutions.

By offering technology-enabled customer interactions solutions through our integrated CLX platform, and focusing on our strategies for growth, we believe we are well positioned to compete effectively in the customer engagement marketplace, continue to take market share and capitalize on market growth.
Risk Factors
Investing in our common shares involves a significant degree of risk. See “Risk Factors” beginning on page 26 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares. These risks include:
•
The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19 on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, local governmental authorities in our international sites and our clients in response to the pandemic;

•
Frontier, our largest client as of March 31, 2020, has filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, which could have a material adverse effect on our business, financial conditions, results of operations and cash flows;

•	Our business is dependent on key clients, and the loss of a key client could have an adverse effect on our business and results of operations;
•	We enter into multi-year contracts with our clients. Our failure to price these contracts correctly may negatively affect our profitability;
•	The terms of our client contracts may limit our profitability or enable our clients to reduce or terminate their use of our solutions;
•	The consolidation of our clients or potential clients may adversely affect our business, financial condition, results of operations and prospects;
•
If our clients decide to enter into or further expand insourcing activities in the future, or if current trends toward outsourcing services and / or outsourcing activities are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects;

•
Natural events, health epidemics (including the outbreak of a novel strain of coronavirus (COVID-19)), wars, widespread civil unrest, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

•
Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

•	We have a limited operating history as an integrated company under the IBEX brand, which makes it difficult to evaluate our future prospects and the risks and uncertainties we may encounter;
•	Portions of our business have long sales cycles and long implementation cycles, which require significant resources and working capital;
•	Our business relies heavily on technology, telephone and computer systems as well as third-party telecommunications providers, which subjects us to various uncertainties;
•
Our business is heavily dependent upon our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua, and any disruption to those operations would adversely affect us;

•	The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and results of operations;
•
If we are unable to implement and maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result; and

•
Damage or disruptions to our technology systems and facilities either through events beyond or within our control could have a material adverse effect on our business, financial condition, results of operations and prospects.

Company History
Prior to June 30, 2017, our business was conducted through various wholly- or majority-owned portfolio companies of The Resource Group International Limited (“TRGI”), which we refer to as the Continuing Business Entities. The predecessor companies for our Customer Engagement and Customer Expansion solutions were established in 1996 and acquired by TRGI in 2004. The predecessor company for our Customer Experience solution was established in 1984 and acquired by TRGI in 2004. The predecessor company for our Customer Acquisition business was founded as a subsidiary of TRGI in 2008.

On June 30, 2017, TRGI completed a series of transactions, which we refer to as the Reorganization Transaction, as a result of which the Continuing Business Entities became our subsidiaries. For more information on the Reorganization Transaction and our corporate group, see “Certain Relationships and Related Party Transactions—Reorganization Transaction.”
We are an exempted company with limited liability under the laws of Bermuda. We were incorporated on February 28, 2017 under the name Forward March Limited. We changed our name to IBEX Holdings Limited on September 15, 2017 and then changed our name to IBEX Limited on September 11, 2019. We maintain a registered office located at Crawford House, 50 Cedar Avenue, Hamilton HM11 Bermuda, and the telephone number for this office is (441) 295-6500. Our website address is http://www.ibex.co. The information contained on, or accessible through, our website is not a part of this prospectus, and you should only rely on the information contained in this prospectus when making a decision as to whether to invest in our common shares.
Emerging Growth Company
The Jumpstart Our Business Startups Act (the “JOBS Act”) was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as emerging growth companies. We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that we provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations, and that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) not applicable to foreign private issuers (“FPIs”). We may take advantage of these exemptions until we are no longer an emerging growth company.
We will remain an emerging growth company until the earliest to occur of:
•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenues;
•
the date on which we become a “large accelerated filer” (the fiscal year-end on which at least $700 million of equity securities are held by non-affiliates as of the last day of our then-most recently completed second fiscal quarter);

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and
•	the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
See the section titled “Risk Factors—Risks Related to Our Common Shares and this Offering.” We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common shares less attractive to investors due to certain risks related to our status as an emerging growth company.
Controlled Company Status
Following the completion of this offering, we will be a “controlled company” under Nasdaq rules because more than 50% of the voting power of our shares will be held by TRGI. See “Principal and Selling Shareholder.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the Nasdaq listing rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Nasdaq, which require that our audit committee have a majority of independent directors upon consummation of this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.

Basis of Presentation, Change in Reporting Segments and Other Information
We present our historic financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) (which we refer to as “IFRS as issued by the IASB”). Our audited consolidated financial statements are prepared and presented in U.S. dollars, which is the functional and presentation currency of IBEX Limited.
Historically, we conducted our business in two reporting segments, Customer Acquisition and Customer Management. The audited consolidated financial statements as of June 30, 2019 and 2018 and for the fiscal years then ended are prepared on the basis of those two reporting segments. On June 26, 2019, we disposed of our health insurance acquisition business, which represented a significant portion of our Customer Acquisition segment, through the transfer of our equity interests in Etelequote Limited to our parent company, The Resource Group International Limited. We also integrated the remaining portion of our Customer Acquisition segment with our Customer Management business. In addition, the nature of our Customer Acquisition operations evolved during the last quarter of the fiscal year ended June 30, 2019 such that a significant portion of those operations bear significant similarity to the business conducted by our legacy Customer Management segment. As a result, effective July 1, 2019, we will report our results on a single segment basis. For financial statement purposes, Etelequote Limited is treated as a discontinued operation as of June 30, 2019 and for the fiscal years ended June 30, 2019 and 2018. For additional detail concerning our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.
In this prospectus, all references to “U.S. dollar” and “$”are to the lawful currency of the United States, and all references to Pakistani Rupee (“PKR”) and Philippine Peso (“PHP”) are to the lawful currencies of Pakistan and the Philippines, respectively. Certain numerical figures set out in this prospectus, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this prospectus may vary slightly from the actual arithmetic totals of such information.
Share Capital Structure; Conversion upon Initial Public Offering
As a result of a recapitalization implemented on December 21, 2018 in connection with our adoption of the 2018 Restricted Share Plan (the “2018 RSA Plan”), our authorized share capital is divided into three series of preferred shares (each carrying its own rights and preferences) and two classes of common shares. The authorized and outstanding shares of each series of preferred shares and class of common shares as of March 31, 2020 are as follows:
•
Series A Convertible Preferred Share (“Series A preferred share”) – 1 Series A preferred share is authorized, issued and outstanding, and it is held by our parent company, The Resource Group International Limited.

•
Series B Convertible Preferred Shares (“Series B preferred shares”) – The maximum authorized number of Series B preferred shares is 12,512,994.4665, of which 11,083,691.3814 were issued and outstanding and are held by our parent company, The Resource Group International Limited (10,764,317.9358 Series B preferred shares), and Mr. Jeffrey Cox, one of our executive officers (319,373.4456 Series B preferred shares).

•
Series C Convertible Preferred (“Series C preferred shares”, and together with the Series A preferred shares and the Series B preferred shares, the “preferred shares”) – The maximum authorized number of Series C preferred shares is 12,639,389.35, of which 111,986.4786 were issued and outstanding and are held by our parent company, The Resource Group International Limited (108,730.4842 Series C preferred shares), and Mr. Cox (3,225.9944 Series C preferred shares).

•	Class A Common Shares (“Class A common shares”) – The maximum authorized number of Class A common shares is 79,766,504.249454, of which none are issued and outstanding.
•
Class B Common Shares (“Class B common shares”) – The maximum authorized number of Class B common shares is 2,559,323.13, of which 1,851,788 were issued subject to vesting restrictions pursuant to awards made to our directors, executive officers and other senior management personnel.

Upon the consummation of this offering, the outstanding preferred shares and then vested Class B common shares will automatically and mandatorily convert as follows:
•	The Series A preferred share will convert into one Series C preferred share;
•	Each Series B preferred share will convert into Series C preferred shares on a one-for-one basis;
•
Each Series C preferred share (including those issued as a result of the conversions of Series A preferred shares and Series B preferred shares into Series C preferred shares) will convert into a number of Class A common shares that will be determined in accordance with a formula that is set forth in the certificate of designations pursuant to which the Series C preferred shares were authorized and issued on December 21, 2018, which number of Class A common shares will vary depending on the initial public offering price per share in this offering and the number of preferred shares outstanding immediately prior to the pricing of this offering;

•	Each Class B common share will convert into Class A common shares on a one-for-one basis; and
•	Each Class A common share will be redesignated as a common share.
The information in this prospectus regarding the Class A common shares to be issuable upon conversion of our Series C preferred shares is based on an assumed initial public offering price per common share of $    , which is the midpoint of the estimated price range set forth on the cover of this prospectus. To the extent that the actual initial public offering price per share for this offering is greater or less than $    , the actual number of Class A common shares issued in connection with the conversion of the Series C preferred shares will be adjusted accordingly.
For additional detail concerning our current share capital structure and the conversions of Series A preferred shares and Series B preferred shares into Series C preferred shares and of Series C preferred shares and Class B common shares into Class A common shares, see “Description of Share Capital” and “Pricing Sensitivity Analysis.”

THE OFFERING
Common Shares offered
By us:
   common shares
By the selling shareholder:
   common shares
Total:
   common shares
Common Shares to be outstanding immediately following this offering common shares
Option to Purchase Additional Shares
The selling shareholder has granted the underwriters an option to purchase an additional    common shares to cover over-allotments. The underwriters may exercise this option at any time within 30 days from the date of this prospectus.
Use of Proceeds
We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $    million, assuming an initial public offering price of $    per common share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The principal purposes of this offering are to increase our capitalization and financial flexibility, enhance our visibility in the marketplace, create a public market for our common shares and fund growth initiatives. We intend to use between $    million and $    million of the net proceeds that we receive from this offering for: (i) $    million to $    million in capital expenditures to build out additional facilities to accommodate growth from new and existing clients, as well as expand our existing facilities to accommodate social distancing requirements related to the current COVID-19 situation; (ii) $    million to $    million to invest in upgraded support systems that improve our internal employee management as well as real time financial reporting; and (iii) $    million to $    million representing an increase in our investments in our research and development effort, and in particular our development and deployment of artificial intelligence tools. We will also consider using part of the net proceeds from this offering for repayment of some of our financial indebtedness that carries a higher interest rate. We may also use part of the net proceeds from this offering for working capital as well as future strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies (although we have no binding obligations to enter into any such acquisitions or investments) and other general corporate purposes. See “Use of Proceeds.” We will not receive any proceeds from the sale of common shares by the selling shareholder.
Dividend Policy
We have never declared or paid any dividends on our common shares other than a dividend declared by one of our subsidiaries during the fiscal year ended June 30, 2017, the remaining $1.6 million of which was paid during the fiscal year ended June 30, 2019. We currently do not plan to declare dividends on our common shares in the foreseeable future. See “Dividend Policy.”
Lock-Up Agreements
We, our directors, executive officers and all of our existing shareholders and warrant holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our shares or similar securities for 180 days after the date of this prospectus. See “Underwriting.”
Listing
We have applied to list our common shares on the Nasdaq Global Market under the symbol “IBEX.”
Risk Factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our company shares.
Shares to be Issued and Outstanding
Except as otherwise indicated, all information in this prospectus assumes:
•	an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus;
•
the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 1,137,768 Class B common shares into an aggregate of    common shares; and

•	no exercise of the underwriters’ option to purchase up to additional common shares.
In this prospectus, unless otherwise indicated, the number of our common shares to be issued and outstanding after this offering excludes:
•	714,020 common shares issuable in respect of Class B common shares that have been issued under the 2018 Restricted Share Plan and remain subject to vesting conditions;
•
707,535 common shares available for future issuance as of March 31, 2020 under the 2018 Restricted Share Plan (all of which were transferred to the IBEX Limited 2020 Long Term Incentive Plan (the “2020 LTIP”), which was approved and adopted on May 20, 2020, and included in a total of 1,287,326.13 common shares issuable thereunder as of May 20, 2020); and

•
up to 1,443,740.49 common shares issuable upon exercise of the warrant that we issued to Amazon.com NV Investment Holdings LLC, or Amazon, on November 13, 2017, as subsequently amended (the “Amazon Warrant”).

RECENT DEVELOPMENTS
Preliminary Financial Results
Our consolidated financial statements for the year ended June 30, 2020 have not yet been prepared by management. We have presented preliminary estimated ranges of certain of our financial results below for the three months and fiscal year ended June 30, 2020 based on information currently available to management. Our financial closing procedures for the three months and fiscal year ended June 30, 2020 are not yet complete. As a result, our actual results for the fiscal year ended June 30, 2020 may differ materially from the preliminary estimated financial results set forth below upon the completion of our financial closing procedures, final adjustments, and other developments that may arise prior to the time our financial results are finalized. You should not place undue reliance on these estimates. The preliminary estimated range of financial results set forth below have been prepared by, and are the responsibility of, management and are based on a number of assumptions. Our independent registered public accounting firm, BDO LLP, has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary estimated financial results. Accordingly, BDO LLP does not express an opinion or any other form of assurance with respect thereto. See “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Forward-Looking Statements” for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain of our financial results that are presented below and the actual financial results we will report for the fiscal year ended June 30, 2020.
The preliminary estimated financial results set forth below should not be viewed as a substitute for full financial statements prepared in accordance with IFRS. We will not publicly file our actual audited consolidated financial statements and related notes for the fiscal year ended June 30, 2020 with the U.S. Securities and Exchange Commission until after the consummation of this offering. In addition, the preliminary estimated financial results set forth below are not necessarily indicative of results we may achieve in any future period. While we currently expect that our actual results will be within the ranges described below, it is possible that our actual results may not be within the ranges we currently estimate. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding our historical financial results.
We have presented the following preliminary estimated ranges of certain of our financial results for the three months ended and fiscal year ended June 30, 2020:
	Three months ended June 30,		Year ended June 30,
	2020	2019	2020	2019
	estimated and unaudited		estimated and unaudited
	Low	High	Low	High
Statement of operations data
Revenue
Net income for the period, continuing expenses
Other Financial Data
Reconciliation of Adjusted EBITDA from Continuing Operations from Net Income
Net income
Finance expenses
Income tax (expense)/benefit
Depreciation and amortization
EBITDA from continuing operations
Non-recurring expenses
Foreign exchange losses
Other income
Fair value adjustment
Share-based payments
Adjusted EBITDA from continuing operations

COVID-19
In March 2020, the World Health Organization declared the outbreak of the ongoing coronavirus outbreak (“COVID-19”) as a global pandemic (“Pandemic”). The Pandemic has had a widespread and detrimental effect on the global economy and has adversely impacted our business and results of operations. We have experienced travel bans, states of emergency, quarantines, lockdowns, “shelter in place” orders, business restrictions and shutdowns in most countries where we operate. To keep our personnel and sites safe, we rapidly deployed personal protective equipment for use by our personnel, installed hand sanitizing stations in our sites and began frequent deep cleaning of our sites.
On March 16, 2020, the government of the Philippines issued an immediate Enhanced Community Quarantine (“ECQ”) in Manila. The ECQ involved shutting down public transportation and non-essential businesses and implementing restrictions on outsourcing providers, including strict rules on social distancing and employee transportation. These rules initially reduced delivery capability from our five metro Manila sites by more than half. We immediately implemented a multi-prong recovery plan that included work at-home enablement, accommodation of our ambassadors at hotels in close proximity to our sites, private transportation for employees (generally within a five-kilometer radius of our sites) and a “Walk to Work” initiative. Similar delivery restrictions were implemented outside Manila in early April, and in Jamaica in mid-April. We launched similar recovery and enablement plans in those locations and pre-emptively undertook similar measures in our other facilities around the world. The measures included an accelerated rollout of work-at-home ambassador enablement as well as social distancing within our sites. As a result, we were able to maintain a high degree of continued delivery for our clients through the lockdown in our various geographies. Our proactive and nimble approach enabled us to launch in new markets for our clients, including Nicaragua and Pakistan. We believe our proven and flexible delivery model can mitigate the impact of similar situations in the future. Social distancing has now been launched in all our global delivery centers.
Client demand for our services was robust during the lockdown. With many of our clients operating in essential verticals such as telecommunications, shipping and delivery, money transfer, e-commerce, video streaming and food and grocery delivery, our client volumes for customer interactions exceeded our historical averages, including elevated volumes for 70% of our clients. Through a flexible, secured cloud-based IT platform, we were able to rapidly transition over 9,200 employees across 26 clients to a work-at-home arrangement. Our leading employee engagement and loyalty enabled us to accommodate over 1,600 employees at hotels in close proximity to our sites. These employees volunteered to stay at these hotels for over eight weeks, allowing them to comply with the ECQ and continue to work in our socially distanced sites. Less than 20% of our employees were impacted by furloughs in the initial months of the pandemic and as of May 31, 2020 we were operating with approximately 13% of our ambassadors furloughed. In addition, we have been able to offset diminished staff availability with a combination of higher work hours and higher volume utilization from our non-furloughed employees. As a result, we were able to secure market share from our competitors that were less nimble or faced technology challenges with a changed delivery environment.
We experienced continued success in our business development efforts since March 31, 2020. With typical client sales channels unavailable due to the Pandemic, we implemented an alternate sales strategy to win six new clients spanning strategic verticals such as healthcare and financial services. These wins also include new New Economy clients in the food delivery and internet-based home security verticals. This alternate sales strategy involved the use of virtual site visits, video sales calls and the virtual modeling in the CLX Test Kitchen. Of the six new clients, five have entered into agreements with us, and we expect to launch services during the current quarter or early in the first quarter of fiscal year 2021. We also experienced continued success with our existing client base, expanding to new geographies for four clients during this time.
For more information, see “Risk Factors—Risks Related To Our Business—The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19 on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States and local governmental authorities in our international sites and our clients in response to the pandemic.”

Frontier Chapter 11 Petition
On April 14, 2020, Frontier Communications Corporation (“Frontier”), our largest client measured by revenue as of March 31, 2020 representing 18.6% of revenue for the nine months ended March 31, 2020, filed a petition under Chapter 11 of the United States Bankruptcy Code, (“Bankruptcy Code”), in the U.S. Bankruptcy Court for the Southern District of New York (“Bankruptcy Court”), along with certain of its subsidiaries. Frontier announced that this Chapter 11 filing is intended to effectuate a pre-arranged financial restructuring in accordance with a Restructuring Support Agreement, entered into by Frontier with certain of its creditors. According to Frontier, if implemented in accordance with the Restructuring Support Agreement, the pre-arranged financial restructuring is expected to reduce Frontier’s debt by more than $10 billion and provide significant financial flexibility to support continued investment in its long-term growth.
Under the pre-arranged financial restructuring described in the Restructuring Support Agreement, Frontier has indicated that its trade vendors such as us would be paid in full for both obligations incurred by Frontier before its Chapter 11 filing and obligations incurred by Frontier during its Chapter 11 proceedings. Consistent with such indication, on April 15, 2020, Frontier filed a motion with the Bankruptcy Court seeking, among other things, interim and final approval to pay all obligations owing by Frontier to independent contractors providing call center operation services to Frontier, including us. The Bankruptcy Court entered an interim order approving such payment on April 20, 2020. The Bankruptcy Court held a hearing on May 22, 2020 for final approval of the order and a final order approving such payment was entered by the Bankruptcy Court on May 26, 2020. As a result of these orders, Frontier has paid us all obligations owing by Frontier to us for periods prior to the Frontier Chapter 11 filing. In addition, Frontier has continued to pay us for services rendered in the ordinary course of business for periods after the Frontier Chapter 11 filing and is currently up to date in paying all amounts presently due and owing to us.
On May 1, 2020, Frontier completed the sale of its Northwest operations to Ziply Fiber in a transaction, first announced in May 2019, valued at $1.352 billion. With the sale, Ziply Fiber will be taking over approximately 500,000 of Frontier’s residential and business services customers. Prior to the sale, Frontier had approximately 4.1 million customers. Ziply Fiber has continued to retain our services to provide customer support to their newly acquired customers as a result of the transaction.
Frontier has stated that it intends its pre-arranged financial restructuring to be consummated through a Chapter 11 plan of reorganization (“Chapter 11 Plan”), which Frontier filed with the Bankruptcy Court on May 15, 2020. Frontier’s Chapter 11 Plan contemplates Frontier’s emergence from Chapter 11 as a going concern. Frontier filed a motion for its Chapter 11 Plan to be approved by its creditors and confirmed by the Bankruptcy Court, in each case in accordance with the Bankruptcy Code. If this motion is approved, and the current timetable remains unchanged, voting creditors will have until July 31, 2020 to file objections to and vote on the Chapter 11 Plan, and the hearing on confirmation of the Plan will be held on August 11, 2020. Consistent with the Restructuring Support Agreement, the Chapter 11 Plan provides that trade creditor claims are unimpaired and will either be paid in full, reinstated, or otherwise unimpaired. Frontier will have an opportunity to seek to reject (repudiate) any executory contracts it deems unfavorable, and any executory contracts not rejected will be deemed assumed (reaffirmed) by Frontier. As required under federal bankruptcy law, any accrued but unpaid amounts due to counterparties to assumed executory contracts will be paid in full by Frontier. Frontier has indicated that it will seek to achieve such creditor approval by July 31, 2020 and such Bankruptcy Code confirmation on August 11, 2020, before the August 12, 2020 deadline for such milestones set forth in the Restructuring Support Agreement. Like the Restructuring Support Agreement, the Chapter 11 Plan contemplates payment in full of all obligations of Frontier to trade creditors like us, whether such obligations were incurred by Frontier prior to or during Frontier’s Chapter 11 proceedings.
Frontier’s Chapter 11 Plan also contemplates the assumption, or affirmation, of all executory, or pending, contracts to which Frontier is a party, upon the consummation of that Chapter 11 Plan, except for contracts that Frontier has expressly indicated it will reject, or disavow, prior to or as of such consummation. We have not received any indication that Frontier will reject the pending contract between Frontier and us. To the contrary, we anticipate that Frontier will assume that contract upon the consummation of Frontier’s Chapter 11 Plan. Further, Frontier’s Chapter 11 Plan expressly releases any potential preferential transfer claims against its trade creditors in respect of payments made by Frontier to such trade creditors, including us, in the ninety days prior to Frontier’s Chapter 11 filing.
In conjunction with its Chapter 11 filing, Frontier announced that it had received commitments for $460 million in debtor-in-possession financing (“DIP Financing”) and that, following Bankruptcy Court approval, its liquidity will total over $1.1 billion, comprising the DIP Financing and more than $700 million cash on hand. Frontier’s Chapter 11 Plan indicates that, following approval of the DIP Financing and upon the consummation of Frontier’s Chapter 11 Plan following its approval and confirmation, the DIP Financing would be converted into an exit financing facility, or Exit Financing, rather than repaid, preserving Frontier’s liquidity in the period following its emergence from Chapter 11. Frontier’s proposed DIP Financing has not been approved by the Bankruptcy Court, and certain creditors of Frontier have objected to its approval on various grounds, including an argument that Frontier does not require the DIP Financing because it has sufficient liquidity without the DIP Financing. A hearing on the approval of the proposed DIP Financing is scheduled before the Bankruptcy Court on July 29, 2020. It cannot be determined at this time whether the creditors’ objections or any future filed objections will delay or impair Frontier’s ability to obtain required liquidity or to confirm its proposed plan within the timeframes set forth in the Restructuring Support Agreement, or what impact those objections may otherwise have on the timing or success of Frontier’s Chapter 11 Plan.
We are continuing to perform services for Frontier during the pending of its Chapter 11 proceedings. We believe that we will continue to collect amounts billed for services we render to Frontier in the ordinary course of business during Frontier’s Chapter 11 proceedings. Assuming that Frontier receives Bankruptcy Court approval of its DIP Financing Motion, the DIP Financing provides adequate liquidity for Frontier or Frontier otherwise has or obtains adequate liquidity, Frontier assumes the Company’s contracts, there are no other material impediments to timely confirmation of the Plan in its current form, Frontier emerges from Chapter 11 consistent with its Chapter 11 Plan, we also anticipate that we will continue render services to Frontier, and to be paid by Frontier for such services, following such emergence. Assuming Frontier emerges from Chapter 11 on its proposed timeline and consistent with the Chapter 11 Plan, we do not anticipate any material reduction in the volume of the business we undertake with Frontier as a result of Frontier’s Chapter 11 proceedings, except as noted above as a result of the Northwest operations sold to Ziply Fiber.
Frontier’s ability to successfully complete a reorganization process under its Chapter 11 proceedings is subject to a number of risks and uncertainties. A Chapter 11 bankruptcy proceeding is an unpredictable process that can involve contested matters, evidentiary hearings, and trials over issues that can be raised by creditors or other parties in interest at any time during the course of the Chapter 11 case. These risks and uncertainties can delay, impair, or frustrate Frontier’s efforts to: (i) obtain approval of the DIP Financing or otherwise have or obtain adequate lioquidity to operate its business and pay its restructuring expenses; (ii) meet the deadlines and milestones set forth in the Restructuring Support Agreement that are required to retain the support of bondholders and other creditors and interested parties for the Chapter 11 Plan; (iii) obtain timely Bankruptcy Court approval of other relief sought by it in the Chapter 11 proceeding that is integral to the Restructuring Support Agreement and/or confirmation of the Chapter 11 Plan; (iv) avoid any adverse effect on liquidity, creditor support or business operations as a result of its Chapter 11 proceedings; (v) comply with the terms and conditions of the DIP Financing and any other financing arrangements; (vi) obtain the exit financing contemplated under the Restructuring Support Agreement and the Chapter 11 Plan in a timely manner and to meet the conditions of those arrangements; (vii) obtain the required votes in favor of the Chapter 11 Plan and receive Bankruptcy Court approval for the confirmation of the Chapter 11 Plan over the opposition of any dissenting creditors; and (viii) consummate the Chapter 11 Plan and emerge from bankruptcy in a timely fashion. All of these direct and indirect uncertainties regarding Frontier may affect, among other things, our ability to be paid by Frontier for services rendered to Frontier by us in a timely and compete manner, our ability to sustain or increase the volume of its business with Frontier, and the possibility of potential preferential transfer claims by or on behalf of Frontier against us with regard to payments made to us by Frontier in the 90 days prior to its Chapter 11 filing. In each case, the actions of Frontier and other parties in interest in Frontier’s Chapter 11 proceedings and the decisions of the Bankruptcy Court may affect these and other aspects of the Frontier Chapter 11 proceedings and the resulting implications for us. Because of the significant volume of business that we currently undertake with Frontier, any detrimental impact on Frontier’s Chapter 11 proceedings, the timing or availability of financing, its ability to timely obtain requested relief in the Chapter 11 proceedings, or its ability to timely confirm its Chapter 11 Plan could significantly and adversely affect the collectability our existing or future receivables, result in a decline in our revenues and profits, and have a material adverse impact on our business and financial conditions, results of operations, and cash flows.
For more information, see “Risk Factors—Risks Related To Our Business—Frontier Communications Corporation, our largest client as of March 31, 2020, has filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, which could have a material adverse effect on our business, financial conditions, results of operations and cash flows.”
Issuance and Transfer of Securities
On May 20, 2020, in connection with the approval and adoption of the 2020 LTIP, 707,535 common shares available for future issuance under the 2018 RSA Plan were transferred to the 2020 LTIP and included in a total of 1,287,326.13 common shares issuable thereunder as of May 20, 2020.
On June 30, 2020, we issued 338,432 incentive stock options under the 2020 LTIP. As of June 30, 2020, 40,500 of the options issued were vested and exercisable.
Additionally, on June 30, 2020, we entered into amendments to the restricted share awards with certain members of our management and directors (the “2020 RSA Amendments”) covering an aggregate of 78,264 restricted common shares. The terms of the original restricted share awards provided for vesting upon our initial public offering on a public exchange in the United States by December 31, 2019 and were amended on December 23, 2019 (the “2019 RSA amendments”) to provide for an extension of the date by which such initial public offering must occur to June 30, 2020. The restricted share awards were further amended on June 30, 2020 to provide for an extension of the date by which such initial public offering must occur to December 31, 2020. If the incremental fair value per share were to be recognized, it would be recorded over the vesting period which will occur at IPO or over a period occurring after IPO, respectively if such IPO event occurs before December 31, 2020.

Summary Consolidated Historical Financial Information
The following summary consolidated historical financial and other data of IBEX Limited should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Historical Financial Information” and our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated historical financial data as of June 30, 2019 and 2018 and for the years then ended are derived from the audited consolidated financial statements of IBEX Limited, included elsewhere in this prospectus and should be read in conjunction with those audited consolidated financial statements. The summary consolidated historical financial data as of March 31, 2020 and for the nine month periods ended March 31, 2020 and 2019 are derived from the unaudited condensed consolidated interim financial statements of IBEX Limited included elsewhere in this prospectus and should be read in conjunction with those unaudited condensed consolidated interim financial statements except the statement of financial position data as of March 31, 2019 which is sourced from the unaudited and unreviewed internal management accounts information. The unaudited condensed consolidated interim financial statements and the statement of financial position data as of March 31, 2019 have been prepared in accordance with IAS 34, Interim Financial Reporting, and, in the opinion of our management, include all normal recurring adjustments necessary for a fair presentation of the information set forth therein. Our historical results are not necessarily indicative of the results that may be expected for any future period.
Our statements of financial position data at June 30, 2019 and our statements of profit or loss and other comprehensive income data for the fiscal year then ended reflect the impact of our adoption, effective July 1, 2018 of IFRS 15 – Revenue from Contracts with Customers and IFRS 16 Leases. Our statements of financial position data at June 30, 2019 and our statements of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2019 and 2018 reflect our disposition of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and its treatment as a discontinued operation. For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.” For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.
	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2020	2019	2019	2018
	(unaudited)
	(in thousands, except share and per share amounts)
Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	$304,255	$280,465	$368,380	$342,200
Payroll and related costs	(207,246)	(191,494)	(254,592)	(252,925)
Share-based payments	119	(4,039)	(4,087)	(8,386)
Reseller commission and lead expenses	(13,604)	(23,038)	(27,877)	(28,059)
Depreciation and amortization	(18,460)	(15,692)	(20,895)	(12,182)
Other operating expenses	(44,817)	(37,120)	(54,124)	(58,425)
Income/(loss)/income from operations	20,247	9,082	6,805	(17,777)
Finance expenses	(7,190)	(5,458)	(7,709)	(3,093)
Income/(loss) before taxation	13,057	3,624	(904)	(20,870)
Income tax (expense)/ benefit	(1,482)	(3,496)	(3,615)	108
Net income/(loss) for the period, continuing operations	11,575	128	(4,519)	(20,762)
Net income on discontinued operation, net of tax	—	11,085	15,484	4,881
Net income/(loss) for the period	$11,575	$11,213	$10,965	$(15,881)

	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2020	2019	2019	2018
	(unaudited)
	(in thousands, except share and per share amounts)
Loss per share from continuing operations attributable to the ordinary equity ordinary holders of the parent
Basic earnings/(loss) per share	$—	$—	$—	$—
Diluted earnings/(loss) per share	$—	$—	$(0.36)	$(1.85)
Loss per share attributable to ordinary equity holders of the parent - diluted(1)
Basic earnings loss per share	$—	$—	$—	$—
Diluted earnings/(loss) per share	$—	$—	$—	$(1.42)
Weighted average number of shares outstanding – basic	1,137,768	859,556	956,835	—
Weighted average number of shares outstanding – diluted	12,678,194	12,338,691	12,461,182	11,195,649

Statements of Financial Position Data:
Cash and cash equivalents	15,471	13,437	8,873	13,519
Total assets	196,187	246,631	188,302	157,081
Borrowings current	32,457	41,344	41,835	51,876
Due to related parties	6,106	5,899	6,169	11,546
Borrowings non-current	4,865	41,695	7,184	9,880
Total non-current liabilities	74,749	97,273	68,293	12,894
Total liabilities	176,063	210,250	179,674	129,128
Total equity	20,124	36,381	8,628	27,953

Statements of Cash Flows Data:
Net cash (outflow)/inflow from operating activities	$33,653	$(3,820)	$2,202	$(5,747)
Net cash used in investing activities	$(4,195)	$(2,795)	$(9,084)	$(5,439)
Net cash inflow/(outflow) from financing activities	$(22,822)	$6,789	$2,552	$3,187

Other Financial and Operating Data:
Revenue from Customer Management segment(2)	N/A	N/A	$315,483	$285,120
Revenue from Customer Acquisition segment	N/A	N/A	$52,897	$57,080
Adjusted EBITDA from continuing operations (unaudited)(3)	$40,622	$28,909	$36,295	$4,296
Adjusted EBITDA from continuing operations margin (unaudited)(4)	13.4%	10.3%	9.9%	1.3%
Adjusted EBITDA from continuing operations excluding IFRS 15 & 16 (unaudited)(6)	N/A	N/A	$23,650	$4,296
Adjusted EBITDA from continuing operations margin excluding IFRS 15 & 16 (unaudited)(6)	N/A	N/A	6.4%	1.3%
Net Debt (unaudited)(5)	$101,391	$128,125	$109,380	$49,437
Net Debt excluding IFRS 16 (unaudited)(6)	$29,222	$70,822	$42,466	$49,437
Net Debt, continuing operations, excluding IFRS 16 (unaudited)(6)	$29,222	$40,951	$42,466	$38,657
(1)
See Note 20 to our audited consolidated financial statements and Note 14 to our unaudited condensed consolidated interim financial statements included in this prospectus for additional information regarding the calculation of basic and diluted earnings/(loss) per share attributable to equity holders of the parent and weighted average number of shares outstanding - basic and diluted.

(2)	Historically, we conducted our business in two reporting segments, Customer Acquisition and Customer Management. Effective July 1, 2019, we began reporting our results on a single segment basis.
(3)
We define “EBITDA from continuing operations” as net (loss)/income less discontinued operation, net of tax before finance costs, finance costs related to right-of-use of leased assets, depreciation and amortization, depreciation of right-of-use of leased assets, and income tax (credit)/expense.

We define “Adjusted EBITDA from continuing operations” as EBITDA from continuing operations before the effect of the following items: litigation and settlement expenses, foreign exchange losses, goodwill impairment, other income, share-based payments and certain non-cash and non-recurring charges that we believe are not reflective of our long-term performance.” We use Adjusted EBITDA from continuing operations internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that Adjusted EBITDA from continuing operations is a meaningful indicator of the health of our business as it reflects our ability to generate cash that can be used to fund recurring capital expenditures and growth. We also believe that Adjusted EBITDA from continuing operations is widely used by investors, securities analysts and other interested parties as a supplemental measure of performance and liquidity.

Adjusted EBITDA from continuing operations may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Some of these limitations are as follows:

•
although depreciation and amortization expense is a non-cash charge, the assets being depreciated and amortized may have to be replaced in the future, however, Adjusted EBITDA from continuing operations does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
Adjusted EBITDA from continuing operations is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future; and

•
other companies, including companies in our industry, may calculate Adjusted EBITDA from continuing operations or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA from continuing operations along with other IFRS-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net (loss)/income and our other IFRS financial results.

The following table provides a reconciliation of Adjusted EBITDA from continuing operations from our net (loss)/income for the periods presented:
	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2020	2019	2019	2018
	(unaudited)
	($ in thousands)
Reconciliation of Adjusted EBITDA from Continuing Operations from Net (Loss)/Income
Net income/(loss) for the period	$11,575	$11,213	$10,965	$(15,881)
Net income on discontinued operation, net of tax	—	(11,085)	(15,484)	(4,881)
Net loss, from continuing operations	$11,575	$128	(4,519)	(20,762)
Finance expenses	7,190	5,458	7,709	3,093
Income tax (benefit)/expense	1,482	3,496	3,615	(108)
Depreciation and amortization	18,460	15,692	20,895	12,182
EBITDA from continuing operations(a)	$38,707	$24,774	$27,700	$(5,595)
Non-recurring expenses(b)	$ 1,397	$—	$4,239	$4,112

	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2020	2019	2019	2018
	(unaudited)
	($ in thousands)
Foreign exchange losses	523	925	1,274	1,266
Other income(c)	(518)	(464)	(641)	(547)
Fair value adjustment(d)	632	(365)	(364)	(3,326)
Share-based payments(e)	(119)	4,039	4,087	8,386
Adjusted EBITDA from continuing operations	$40,622	$28,909	$36,295	$4,296
(4)	We calculate “Adjusted EBITDA from continuing operations margin” as Adjusted EBITDA divided by revenue.
(a)
EBITDA from continuing operations includes the impact of the adoption of IFRS 16 in the nine months ended March 31, 2020 and 2019, and fiscal year ended June 30, 2019 (see Note 25.8 to our audited financial statements included elsewhere in this prospectus).

(b)
For the nine months ended March 31, 2020, we incurred non-recurring expenses of $1.4 million related to COVID-19, net expenses (expenses net of customer reimbursements) of $0.7 million, legal settlement of $0.1 million and listing expenses of $0.6 million. The COVID-19 expenses primarily include the additional hoteling and transportation expenses incurred due to the Pandemic.

For the fiscal year ended June 30, 2019, we incurred non–recurring legal expenses (including legal settlements) of $4.2 million related to IBEX Global Solutions Limited and, for the year ended June 30, 2018, we incurred non-recurring legal expenses of $0.3 million related to DGS EDU LLC and $1.3 million related to IBEX Global Solutions Limited, severance expenses of $1.1 million related to IBEX Global Solutions Limited and listing expenses of IBEX Limited of $1.4 million.
(c)
For the nine months ended March 31, 2020, other income represented deferred income of $0.5 million and for the nine months ended March 31, 2019, other income represented the proceeds from the sale of DGS EDU LLC of $0.2 million and deferred income of $0.3 million.

For the fiscal year ended June 30, 2019, other income represented the proceeds from the sale of DGS EDU LLC of $0.2 million and deferred income of $0.4 million related to IBEX Global Solutions Limited and, for the year ended June 30, 2018, other income represented proceeds from a legal settlement received by Digital Globe Services, Inc. of $0.2 million and insurance proceeds of $0.3 million received by IBEX Global Solutions Limited.
(d)
For the nine months ended March 31, 2020 and 2019, we recorded a revaluation associated with the Amazon Warrant (see Note 20 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus).

For the year ended June 30, 2019 and 2018, we recorded a revaluation associated with the Amazon Warrant (see Note 28 to our audited financial statements included elsewhere in this prospectus).
(e)
For the nine months ended March 31, 2020, this amount represents share-based payment expenses and, for the nine months ended March 31, 2019, this amount includes the cancellation of the 2017 IBEX Stock Plan (“2017 IBEX Plan”) and the phantom stock plans ($3.3 million) partially offset by the elimination of the liability associated with the phantom stock plans ($1.0 million).

For the year ended June 30, 2019, the amount includes the cancellation of the 2017 IBEX Plan and the phantom stock plans ($3.3 million), partially offset by the elimination of the liability associated with the phantom plans ($1.0 million). For the fiscal year ended June 30, 2018, share-based payments were primarily related to share-based payments expense of $8.4 million pertaining to options to purchase an aggregate of 1,633,170 common shares awarded from December 22, 2017 through and including June 30, 2018, net of 145,399 option forfeitures.
(5)	The following table provides a reconciliation of Net Debt, Net Debt excluding IFRS Impact, and Net Debt, continuing operations, excluding IFRS 16 from total debt:
	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2020	2019	2019	2018
	(unaudited)
	($ in thousands)
Net Debt Reconciliation
Borrowings – non current	$4,865	$41,695	$7,184	$9,880
Lease liabilities – non current(a)	$66,851	$48,681	58,602	—
Borrowings – current	$32,457	$41,344	41,835	51,876
Lease liabilities – current(a)	$12,689	$9,842	10,632
Convertible loan note – related party	—	—	—	1,200
Total Debt	$116,862	$141,562	$118,253	$62,956
Less: Cash and cash equivalents	15,471	13,437	8,873	13,519
Net Debt	$101,391	$128,125	$109,380	$49,437
IFRS 16 Impact(a)	72,169	57,303	66,914	—
Net Debt excluding IFRS 16 Impact(a)	29,222	70,822	42,466	49,437
Net Debt in discontinued operations	—	(29,871)	—	(10,780)
Net Debt, continuing operations, excluding IFRS 16	29,222	40,951	42,466	38,657
(a)
Total Debt includes non-current lease liabilities of $58.6 million and current lease liabilities of $10.6 million ($69.2 million in total) as of June 30, 2019. Net debt, excluding IFRS 16, excludes the impact of lease liabilities of $66.9 million which, in 2018, were treated as operating leases. The remaining balance of $2.3 million relates to items previously accounted for as obligations under finance leases.

(6)
For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.”

RISK FACTORS
This offering and an investment in our common shares involve a significant degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase our common shares. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common shares could decline and you could lose all or part of your investment in our common shares.
Risks Related to Our Business
The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19 on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, governmental authorities in our international sites and our clients in response to the pandemic.
In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic. The Pandemic has had a widespread and detrimental effect on the global economy and has adversely impacted our business and results of operations. We have experienced travel bans, states of emergency, quarantines, lockdowns, “shelter in place” orders, business restrictions and shutdowns in most countries where we operate. While we are unable to accurately predict the full impact that the Pandemic will have on our results from operations, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the Pandemic and its containment measures, our compliance with these measures has impacted our day-to-day operations and disrupted our business. Because the severity, magnitude and duration of the Pandemic and its economic consequences are highly uncertain, rapidly changing and difficult to predict, the ultimate impact of the Pandemic on our business, financial condition and results of operations is currently unknown.
The extent to which the Pandemic continues to adversely impact our business and results of operations will depend on numerous evolving factors that are difficult to predict and outside of our control, including: the duration and scope of the Pandemic; actions taken by governments and other parties, such as our clients, in response to the Pandemic; the impact of the Pandemic on economic activity and actions taken in response; the effect of the Pandemic on our clients and client demand for our services and solutions; the ability of our clients to pay for our services and solutions on time or at all; our ability to sell and provide our services and solutions to clients and prospects; and the ability of our employees to successfully work remotely without suffering productivity issues due to, among other things, their own illness or the illness of family members, distractions at home, including family issues or virtual school learning for their children; and/or unreliable or unstable internet connections.
In the interest of the health and safety of our employees and due to restrictions imposed by national or local governments in places such as the Philippines, Jamaica, Nicaragua, Pakistan and the United States, we have rapidly mobilized our operations to deliver our services remotely from the homes of our individual employees to accommodate for social distancing in our sites, government imposed quarantines and other restrictions imposed by national or local governments. This effort has posed, and continues to pose, numerous operational risks and logistical challenges and has amplified certain risks to our business, including increased demand on our information technology resources and systems that were designed for most of our employees to work from our sites and not remotely, enhanced risk that remote assets like computers or routers might be damaged or not returned, the movement of assets from a tax free zone to a work from home location might trigger new increased taxation, the inability to logistically share equipment and workspaces, increased phishing, ransomware and other cybersecurity attacks as cybercriminals try to exploit the uncertainty surrounding the Pandemic, and increased data privacy and security risks as our employees are working from environments that may be less secure than those of our sites. Any failure to effectively manage these risks, including to timely identify and appropriately respond to any cyberattacks, may adversely affect our business.

In addition, certain of our clients have not consented to or limited programs eligible for work-at-home arrangements in connection with the services we deliver to them or certain of our employees were logistically prohibited from providing services because of broadband and/or work environment deficiencies, and as a result we have been unable to fully staff as needed and to deliver at the same volumes to the same extent we were prior to the onset of the Pandemic. We are also exposed to the risk that continued government-imposed restrictions or frequently changing government-imposed restrictions such as enhanced quarantine areas, lock downs, cessation of transportation which adversely affect our employees’ ability to access our facilities could disrupt our ability to provide our services and solutions and result in, among other things, terminations of client contracts and losses of revenue or additional costs borne by us to provide temporary housing or transportation to our employees to allow them to access our facilities. Even after implementing social distancing, enhanced cleaning procedures and other mitigating measures, there is no guarantee that we will not have an outbreak of COVID-19 at one of our facilities, resulting in a significantly reduced workforce due to infection or a significant percentage of our workforce in a facility being quarantined due to exposure as a result of contact tracing, or that a governmental authority may close our facility as a result, which could impact cash flows from operations and liquidity. Further, even with respect to clients who have consented to work-at-home arrangements for some or all of their programs, there is no guarantee that these clients will continue to permit these work-at-home arrangements and revocation by any clients of their consent to these arrangements could also result in loss of revenue in the future.
The significant personal and business challenges presented by the Pandemic, including the potentially life-threatening health risks to employees and their families and friends, the closures of schools and the unavailability of various services our employees may rely upon, such as childcare, are a cause of employee morale concerns and may adversely impact employee productivity and result in increased absenteeism and leaves of absence. Further, as we look to backfill vacant positions and add headcount in preparation for ramp season, our time to fill and cost per hire could increase due to external factors beyond our control.
We may experience reluctance of the workforce to return to the sites during the Pandemic due to concerns related to returning to a communal workplace including, for their own health if they are part of a vulnerable population or have vulnerable family members at home and enhanced federal government unemployment incentives that may result in temporarily higher income from unemployment that may exceed local prevailing wages and may make it more difficult for us to encourage our workforce to return to work or hire a sufficient number of employees to support our contractual commitments or may result in higher costs, lower contract profitability, higher turnover and reduced operational efficiencies, which could, in the aggregate, have a material adverse impact on our results of operations. While our employees in the United States were designated as essential critical infrastructure workers pursuant to the Order from the CISA, there is no guarantee that such designation may not change in the future. Similarly, in some of our non-U.S. locations, certain of our clients in the telecommunications, shipping and delivery and fulfillment services industries were deemed to be essential and by virtue of such designation, our employees were considered to be essential workers. However, there is no guarantee that such designation may not change in the future.
The post-Pandemic social distancing rules and other government mandates are likely to permanently impact the structure and configuration of our sites, where employees work in close proximity. These new regulatory requirements may force us to make significant capital investments to reconfigure our existing facilities and to accept lower capacity utilization than the utilization priced under our multi-year contracts or to expand our capacity into new space in certain geographies to accommodate our workforce, which will result in increased capital expenditures and a degradation of our gross margin and profitability under the negotiated cost structures for the client. If we are unable to renegotiate our contracts to recoup these additional costs or adjust our cost structure to absorb them, our margins and profitability will be impacted and will result in adverse impact on our results of operations. Our ability to develop and implement agile workforce strategies while navigating sudden and massive workforce shifts may result in increased capital expenditures and a degradation of our gross margin and profitability under the negotiated structures for the client. Furthermore, there has been a significant upward trend in general with respect to labor litigation related to the impact of the Pandemic on the workforce, including workplace safety, FMLA and disability accommodations for vulnerable populations. As a result, this could result in increased claims related to the Pandemic or we may incur increased costs to accommodate the vulnerable population which could, in the aggregate, have an adverse effect on our results of operations. We could also see an increase in health care costs for employees due to emerging regulations regarding COVID-19 testing, telemedicine and extended COBRA coverage. Historically, pandemic conditions have led to sweeping changes in governmental regulations regarding the use and payment of sick time and vacation/leave time, which could have a material adverse effect on our future labor costs. Finally, periods of sustained high unemployment have historically led to increases in minimum wage rates, which could also have a material adverse effect on our future labor costs.
The effects of the Pandemic could result in slowed decision-making and delayed planned work by our clients. Our clients may also experience reduced volume to their business as a result of the Pandemic which could result in over-staffing or requests for reduced staffing on certain client accounts. As clients face reduced demand for their products and services, reduce their business activity and face increased financial pressure on their businesses, we have faced and expect to continue to face downward pressure on our pricing and gross margins due to pricing concessions to clients and requests from clients to extend payment cycles. In addition, clients have requested and may continue to request extended payment cycles, which may have an adverse effect on our cash flows from operations. We could also face a significantly elevated risk of client insolvency, bankruptcy or liquidity challenges where we may perform services and incurred expenses for which we are not paid.
The overall uncertainty regarding the economic impact of the Pandemic and the impact on our revenue growth could impact our cash flows from operations and liquidity. Asset impairment charges, increased currency exchange-rate fluctuations and an inability to recover costs or lost revenues or profits from insurance carriers could all adversely affect us, our financial condition and our results of operations. Additionally, the disruptions and volatility in the global and domestic capital markets may increase the cost of capital and limit our ability to access capital. Furthermore, the impact of the Pandemic on our lenders may limit our ability to borrow under our existing credit facilities.
Our efforts to mitigate the negative effects of the Pandemic on our business may not be effective, and we may be affected by a protracted economic downturn. Even after the Pandemic has subsided, we may continue to experience negative effects as a result of the Pandemic’s global economic impact. Further, as this Pandemic is unprecedented and continuously evolving, it may also affect our operating and financial results in a manner that is not presently known to us or in a manner that we currently do not consider will present significant risks to us or our operations. Addressing the significant personal and business challenges presented by the Pandemic, including various business continuity measures and the need to enable work-at-home arrangements for many of our employees, has demanded significant management time and attention and strained other corporate resources, and is expected to continue to do so.
For more information, see “Recent Developments—COVID-19.”
Frontier, our largest client as of March 31, 2020, has filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, which could have a material adverse effect on our business, financial conditions, results of operations and cash flows.
On April 14, 2020, Frontier, our largest client measured by revenue as of March 31, 2020 representing 18.6% of revenue for the nine months ended March 31, 2020, filed a petition under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court, along with certain of its subsidiaries. Frontier announced that this Chapter 11 filing is intended to effectuate a pre-arranged financial restructuring in accordance with a Restructuring Support Agreement, entered into by Frontier with certain of its creditors. According to Frontier, if implemented in accordance with the Restructuring Support Agreement, the pre-arranged financial restructuring is expected to reduce Frontier’s debt by more than $10 billion and provide significant financial flexibility to support continued investment in its long-term growth.
Frontier’s ability to successfully complete a reorganization process under its Chapter 11 proceedings is subject to a number of risks and uncertainties. A Chapter 11 bankruptcy proceeding is an unpredictable process that can involve contested matters, evidentiary hearings, and trials over issues that can be raised by creditors or other parties in interest at any time during the course of the Chapter 11 case. These risks and uncertainties can delay, impair, or frustrate Frontier’s efforts to: (i) obtain approval of the DIP Financing; (ii) obtain and retain sufficient financing and/or access to cash, including cash collateral, to operate its business and pay its restructuring expenses; (iii) meet the deadlines and milestones set forth in the Restructuring Support Agreement that are required to retain the support of bondholders and other creditors and interested parties for the Chapter 11 Plan; (iv) obtain timely Bankruptcy Court approval of other relief sought by it in the Chapter 11 proceeding that is integral to the Restructuring Support Agreement and/or confirmation of the Chapter 11 Plan; (v) avoid any adverse effect on liquidity, creditor support or business operations as a result of its Chapter 11 proceedings; (vi) comply with the terms and conditions of the DIP Financing and any other financing arrangements; (vii) obtain the exit financing contemplated under the Restructuring Support Agreement and the Chapter 11 Plan in a timely manner and to meet the conditions of those arrangements; (viii) obtain the required votes in favor of the Chapter 11 Plan and receive Bankruptcy Court approval for the confirmation of the Chapter 11 Plan over the opposition of any dissenting creditors; and (ix) consummate the Chapter 11 Plan and emerge from bankruptcy in a timely fashion. All of these direct and indirect uncertainties regarding Frontier may affect, among other things, our ability to be paid by Frontier for services rendered to Frontier by us in a timely and compete manner, our ability to sustain or increase the volume of its business with Frontier, and the possibility of potential preferential transfer claims by or on behalf of Frontier against us with regard to payments made to us by Frontier in the 90 days prior to its Chapter 11 filing. In each case, the actions of Frontier and other parties in interest in Frontier’s Chapter 11 proceedings and the decisions of the Bankruptcy Court may affect these and other aspects of the Frontier Chapter 11 proceedings and the resulting implications for us. Because of the significant volume of business that we currently undertake with Frontier, any detrimental impact on Frontier’s Chapter 11 proceedings, the timing or availability of financing, its ability to timely obtain requested relief in the Chapter 11 proceedings, or its ability to timely confirm its Chapter 11 Plan could significantly and adversely affect the collectability our existing or future receivables, result in a decline in our revenues and profits, and have a material adverse impact on our business and financial conditions, results of operations, and cash flows=.
For more information, see “Recent Developments—Frontier Chapter 11 Petition.”
Our business is dependent on key clients, and the loss of a key client could have an adverse effect on our business and results of operations.
We derive a substantial portion of our revenue from a few key clients. Our top three clients accounted for 45.0% and 51.8% of our revenue for the nine months ended March 31, 2020 and 2019, respectively. Our largest client as of March 31, 2020 was responsible for 18.6% and 18.4% of our revenue for the nine months ended March 31, 2020 and 2019, respectively. Our second largest client as of March 31, 2020 was responsible for 16.8% and 20.9% of our revenue for the nine months ended March 31, 2020 and 2019, respectively. Our third largest client as of March 31, 2020 was responsible for 9.6% and 12.5% of our revenue for the nine months ended March 31, 2020 and 2019, respectively. Our top three clients accounted for 50.6% and 56.9% of our revenues for the fiscal years ended June 30, 2019 and 2018, respectively. Our largest client as of June 30, 2019 was responsible for 20.3% and 23.0% of our revenue for the fiscal years ended June 30, 2019 and 2018, respectively. Our second largest client as of June 30, 2019 was responsible for 18.2% and 18.5% of our revenue for the fiscal years ended June 30, 2019 and 2018, respectively. Our third largest client as of June 30, 2019 was responsible for 12.1% and 15.4% of our revenue for the fiscal years ended June 30, 2019 and 2018, respectively. The loss of business with, or the failure to retain a significant amount of business with, any of our key clients could have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to collect revenue could be impacted by the financial condition of our clients.
We enter into multi-year contracts with our clients. Our failure to price these contracts correctly may negatively affect our profitability.
The pricing of our solutions is usually included in statements of work entered into with our clients, many of which are for terms of two to five years. In certain cases, we have committed to pricing over this period with limited to no sharing of risks regarding inflation and currency exchange rates. In addition, we are obligated under some of our contracts to deliver productivity benefits to our clients, such as reduction in handle time or speed to answer. If we fail to accurately estimate future wage inflation rates, unhedged currency exchange rates or our costs, or if we fail to accurately estimate the productivity benefits we can achieve under a contract, it could have a material adverse effect on our business, results of operations and financial condition.
The terms of our client contracts may limit our profitability or enable our clients to reduce or terminate their use of our solutions.
Most of our client contracts do not have minimum volume requirements, and the profitability of each client contract or work order may fluctuate, sometimes significantly, throughout various stages of the program. Certain contracts have performance-related bonus (penalty) provisions that require the client to pay us a bonus (require us to issue the client a credit) based upon our meeting (failing to meet) agreed-upon service levels and performance metrics. In addition, certain of our client contracts may subject us to potential liability and / or rebate payments in certain circumstances. Moreover, although our objective is to sign multi-year agreements, our contracts generally allow the client to terminate the contract for convenience or reduce their use of our solutions. There can be no assurance that our clients will not terminate their contracts before their scheduled expiration dates, that the volume of services for these programs will not be reduced, that we will be able to avoid penalties or earn performance bonuses for our solutions, or that we will be able to terminate unprofitable contracts without incurring significant liabilities. For these reasons, there can be no assurance that our client contracts will be profitable for us or that we will be able to achieve or maintain any particular level of profitability through our client contracts.
The consolidation of our clients or potential clients may adversely affect our business, financial condition, results of operations and prospects.
Consolidation of the potential users of our solutions, particularly those in the telecommunications, technology and cable industries, may decrease the number of clients who contract our solutions. Any significant reduction in or elimination of the use of the solutions we provide as a result of consolidation would result in reduced revenue to us and could harm our business. Such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our solutions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
If our clients decide to enter into or further expand insourcing activities in the future, or if current trends toward outsourcing services and/or outsourcing activities are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects.
Our current agreements with our clients do not prevent our clients from insourcing services that are currently outsourced to us, and none of our clients have entered into any non-compete agreements with us. Our current clients may seek to insource services similar to those we provide. Any decision by our clients to enter into or further expand insourcing activities in the future could cause us to lose a significant volume of business and may materially adversely affect our business, financial condition, results of operations and prospects.
Moreover, the trend towards outsourcing business processes may not continue and could be reversed by factors beyond our control, including negative perceptions attached to outsourcing activities or government regulations against outsourcing activities. Current or prospective clients may elect to perform such services in-house that may be associated with using an offshore provider. Political opposition to outsourcing services and / or outsourcing activities may also arise in certain countries if there is a perception that such actions have a negative effect on domestic employment opportunities.
In addition, our business may be adversely affected by potential new laws and regulations prohibiting or limiting outsourcing of certain core business activities of our clients in key jurisdictions in which we conduct our business, such as in the United States. The introduction of such laws and regulations or the change in interpretation of existing laws and regulations could adversely affect our business, financial condition, results of operations and prospects.

Natural events, health epidemics (including the outbreak of COVID-19), wars, widespread civil unrest, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.
Natural events (such as floods and earthquakes), health epidemics (including the outbreak of COVID-19), wars, widespread civil unrest, terrorist attacks and other acts of violence could result in significant worker absenteeism, increased attrition rates, lower asset utilization rates, voluntary or mandatory closure of our facilities, our inability to meet dynamic employee health and safety requirements, our inability to meet contractual service levels for our clients, our inability to procure essential supplies, travel restrictions on our employees, and other disruptions to our business. In addition, these events could adversely affect global economies, financial markets and our clients’ levels of business activity. Any of these events, their consequences or the costs related to mitigation or remediation could have a material adverse effect on our business, financial condition, results of operations and prospects.
We have a limited operating history as an integrated company under the IBEX brand, which makes it difficult to evaluate our future prospects and the risks and uncertainties we may encounter.
Prior to June 30, 2017, our business was conducted through the Continuing Business Entities. In 2017, TRGI completed the Reorganization Transaction, pursuant to which the Continuing Business Entities became wholly-owned subsidiaries of our parent company. Although our subsidiaries have individually conducted operations for years, we have a limited history operating the Continuing Business Entities as an integrated business under the IBEX brand, which make it difficult to evaluate our future prospects and the risks and uncertainties we may encounter in seeking to execute on our strategies. These risks and uncertainties include our ability to:
•	cross-sell our full spectrum of CLX solutions;
•	educate the market on our full spectrum of CLX solutions;
•	reposition and expand our brand to reflect our full spectrum of CLX solutions; and
•	manage and execute our full spectrum of CLX solutions as part of an integrated company.
Our historical performance, or that of our subsidiaries, should not be considered indicative of our future performance. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described above and elsewhere in this prospectus. If we are unable to successfully address these risks and uncertainties, our business, financial condition, operating results and prospects could be materially adversely affected.
Portions of our business have long sales cycles and long implementation cycles, which require significant resources and working capital.
Many of our client contracts are entered into after long sales cycles, which require a significant investment of capital, resources and time by both our clients and us. Before committing to use our solutions, potential clients require us to expend substantial time and resources educating them as to the value of our solutions and assessing the feasibility of integrating our systems and processes with theirs. As a result, our selling cycle, which may extend up to two years, is subject to many risks and delays over which we have little or no control, including our clients’ decisions to choose alternatives to our solutions (such as other providers or in-house resources) and the timing of our clients’ budget cycles and approval processes.
In addition, implementing our solutions involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may also experience delays in obtaining internal approvals or may face delays associated with technology or system implementations, thereby further delaying the implementation process.
If we fail to close sales with potential clients to whom we have devoted significant time and resources, or if our current and future clients are not willing or able to invest the time and resources necessary to implement our solutions, our business, financial condition, results of operations and prospects could suffer.

Our business relies heavily on technology, telephone and computer systems as well as third-party telecommunications providers, which subjects us to various uncertainties.
We rely heavily on sophisticated and specialized communications and computer technology coupled with third-party telecommunications and bandwidth providers to provide high-quality and reliable real-time solutions on behalf of our clients through our delivery centers. In our Customer Acquisition solution, the majority of our sales are conducted via sales queues in our contact centers. In both our Customer Acquisition solution and our Customer Engagement solution, we are typically required to record and maintain recordings of telephonic interactions with customers. We rely on telephone, call recording, customer relationship management and other systems and technology in our contact center operations. Our operations, therefore, depend on the proper functioning of our equipment and systems, including telephone, hardware and software. Third-party suppliers provide most of our systems, hardware and software, while our development teams build some in-house. We also rely on the telecommunications and data services provided by local communication companies in the countries in which we operate as well as domestic and international long distance service providers. Despite our efforts for adequate backup and redundancy mechanisms, any disruptions in the delivery of our services due to the failure of our systems, hardware or software, whether provided and maintained by third parties or in-house teams, or due to interruptions in our telecommunications or data services that adversely affect the quality or reliability (or perceived quality or reliability) of our solutions or render us unable to handle increased volumes of customer interaction during periods of high demand, may result in reduction in revenue, loss of clients, or unexpected investment in new systems or technology to ensure that we can continue to provide high-quality and reliable solutions to our clients. The occurrence of any such interruption or unplanned investment could materially adversely affect our business, financial positions, operating results and prospects.
In addition, in some areas of our business, we depend upon the quality and reliability of the services and products of our clients which we help sell to their end customers. If the solutions we provide to our clients experience technical difficulties or quality issues, we may have a harder time selling services and products to end customers which could have an adverse impact on our business and operating results.
We further anticipate that it will be necessary to continue to invest in our technology and communications infrastructure to ensure reliability and maintain our competitiveness. This is likely to result in significant ongoing capital expenditures for maintenance as well as growth as we continue to grow our business. There can be no assurance that any of our information systems will be adequate to meet our future needs or that we will be able to incorporate new technology to enhance and develop our existing solutions. Moreover, investments in technology, including future investments in upgrades and enhancements to hardware or software, may not necessarily maintain our competitiveness. Our future success will also depend in part on our ability to anticipate and develop information technology solutions that keep pace with evolving industry standards and changing client demands.
Our business is heavily dependent upon our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua, and any disruption to those operations would adversely affect us.
Outside of the United States, a substantial portion of our operations are conducted in Pakistan, the Philippines and increasingly, Jamaica and Nicaragua. Pakistan has experienced, and continues to experience, political and social unrest and acts of terrorism. The Philippines has experienced political instability and acts of natural disaster, such as typhoons and flooding, and continues to be at risk of similar and other events that may disrupt our operations. Our operations in Jamaica, which commenced in 2016 and have been growing quickly, are also subject to political instability, natural disasters, crime and similar other risks. We also conduct operations in Canada, Nicaragua, Senegal and the United Kingdom which are subject to various risks germane to those locations.

Our international operations, particularly in Pakistan, the Philippines, Nicaragua and Jamaica, and our ability to maintain our offshore facilities in those jurisdictions is an essential component of our business model, as the labor costs in certain of those jurisdictions are substantially lower than the cost of comparable labor in the United States and other developed countries, which allows us to competitively price our solutions. Our competitive advantage will be greatly diminished and may disappear altogether as a result of a number of factors, including:
•	political unrest;
•	social unrest;
•	terrorism or war;
•	health epidemics (including the outbreak of COVID-19);
•	failure of power grids in certain of the countries in which we operate, which are subject to frequent outages;
•	currency fluctuations;
•	changes to the laws of the jurisdictions in which we operate; or
•	increases in the cost of labor and supplies in the jurisdictions in which we operate.
Our international operations may also be affected by trade restrictions, such as tariffs or other trade controls. If we are unable to continue to leverage the skills and experience of our international workforce, particularly in Pakistan and the Philippines and increasingly so in Jamaica, we may be unable to provide our solutions at an attractive price and our business could be materially and negatively impacted.
The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and results of operations.
Our business depends on maintaining large numbers of ambassadors to service our clients’ business needs, and we tend not to terminate ambassadors on short notice to respond to temporary declines in demand in excess of agreed levels, as rehiring and retraining ambassadors at a later date would force us to incur additional expenses, and any termination of our employees would also involve the incurrence of significant additional costs in the form of severance payments to comply with labor regulations in the various jurisdictions in which we operate our business, all of which would have an adverse impact on our operating profit margins. For example, the Pandemic decreased client demand for our services in certain verticals which resulted in furloughs of employees in the initial months of the Pandemic. Additionally, the hiring and training of our ambassadors in response to increased demand takes time and results in additional short term expenses. These factors constrain our ability to adjust our labor costs for short-term movements in demand, which could have a material adverse effect on our business, financial condition and results of operations.
The anticipated strategic and financial benefits of our relationship with Amazon may not be realized.
We issued a warrant to Amazon with the expectation that the warrant would result in various benefits including, among others, growth in revenues and improved cash flows. Achieving the anticipated benefits from the warrant is subject to a number of challenges and uncertainties. If we are unable to achieve our objectives or if we experience delays, the expected benefits may be only partially realized or not at all, or may take longer to realize than expected, which could adversely impact our financial condition and results of operations.
The success of our business depends on our senior management and key employees.
Our success depends on the continued service and performance of our senior management and other key personnel. In each of the industries in which we participate, there is competition for experienced senior management and personnel with industry-specific expertise. We may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience. The loss of key members of our personnel, particularly to competitors, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to attract, hire, train and retain sufficient numbers of ambassadors and other employees in a timely fashion at our facilities to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our business relies on large numbers of trained ambassadors and other employees at our facilities, and our success depends to a significant extent on our ability to attract, hire, train and retain ambassadors and other employees. The outsourcing industry experiences high employee turnover. In addition, we compete for employees not only with other companies in our industry, but also with companies in other industries. Increased competition for these employees, in our industry or otherwise, particularly in tight labor markets, could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs and decrease our operating profit margins.
In addition, our ability to maintain and renew existing client engagements, obtain new business and increase our margins will depend, in large part, on our ability to attract, hire, train and retain employees with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards, new technology applications and changing client preferences. Our failure to attract, train and retain personnel with the experience and skills necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully into our operations could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we are not successful in converting visitors to our customer acquisition websites into purchasers or subscribers, our business and operating results may be harmed.
The growth of our customer acquisition business depends in part upon growth in the number of our customers or subscribers we are able to acquire for our clients. The rate at which we convert consumers into customers or subscribers using our customer acquisition websites is a significant factor in the growth of our customer acquisition business. A number of factors could influence this conversion rate for any given period, some of which are outside of our control. These factors include:
•	the quality of the consumer experience on our customer acquisition websites and with our delivery center;
•	the variety and affordability of the products and services that we offer on behalf of our clients and carrier partners;
•	system failures or interruptions in the operation of our customer acquisition websites; and
•	changes in the mix of consumers who are referred to us through our direct marketing partners, online advertising subscriber acquisition channels and other marketing channels.
Even if the rate at which we convert visitors to customers or subscribers declines, the marketing and lead generation costs that have already been incurred are unlikely to decline correspondingly. Therefore, such a decline in conversion rate of consumers visiting our customer acquisition websites is likely to result in reduced revenue and a further reduced margin, which could have a material adverse effect on our business, financial condition and operating results.
We depend upon internet search engines to attract a significant portion of the consumers who visit our customer acquisition websites, and if we are unable to advertise on search engines on a cost-effective basis, our business and operating results would be harmed.
We maintain a number of different customer acquisition websites to market our clients’ offerings to consumers in their target customer segments. Such client service offerings include cable, internet and paid television services. We derive a significant portion of our customer acquisition website traffic from consumers who search products or services using Internet search engines, such as Google, MSN and Yahoo!. A critical factor in attracting consumers to our customer acquisition websites is whether our clients’ offerings are prominently displayed in response to an internet search relating to specific products or services that we market. Search engines typically provide two types of search results, unpaid (natural) listings and paid advertisements. We rely on both unpaid listings and paid advertisements to attract consumers to our customer acquisition websites.

Unpaid search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular internet search engine. The algorithms determine the order of the listing of results in response to the consumer’s internet search. From time to time, search engines revise these algorithms. In some instances, these modifications have caused our customer acquisition websites to be listed less prominently in unpaid search results, which has resulted in decreased traffic to these websites. Our customer acquisition websites may also become listed less prominently in unpaid search results for other reasons, such as search engine technical difficulties, search engine technical changes and changes we decide to make to our websites. In addition, search engines have deemed the practices of some companies to be inconsistent with search engine guidelines and decided not to list their websites in search result listings at all. If we are listed less prominently in search result listings for any reason, the traffic to our customer acquisition websites would likely decline, which would harm our operating results. If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which also would harm our operating results and financial condition.
We also purchase paid advertisements on search engines in order to attract users to our customer acquisition websites. We typically pay a search engine for prominent placement of our name and website when certain specific terms are searched on the search engine, regardless of the unpaid search result listings. In some circumstances, the prominence of the placement of our name and website is determined by a combination of factors, including the amount we are willing to pay and algorithms designed to determine the relevance of our paid advertisement to a particular search term. We bid against our competitors and others for the display of these paid search engine advertisements. If there is increased competition for the display of paid advertisements in response to search terms related to our business, our advertising expenses could rise significantly or we could reduce or discontinue our paid search advertisements, either of which could harm our business, operating results and financial condition.
In addition to marketing through internet search engines, we frequently enter into contractual marketing relationships with other online and offline businesses that promote us to their customers. These marketing partners include financial and online service companies, affiliate programs and online advertisers and content providers.
Many factors influence the success of our relationship with our marketing partners, including:
•	the continued positive market presence, reputation and growth of the marketing partner;
•	the effectiveness of the marketing partner in marketing our websites and services;
•	the interest of the marketing partner’s customers in the products and services that we offer on our customer acquisition websites;
•	the contractual terms we negotiate with the marketing partner, including the marketing fee we agree to pay a marketing partner;
•	the percentage of the marketing partner’s customers that purchase products or services through our customer acquisition websites;
•	the ability of a marketing partner to maintain efficient and uninterrupted operation of its website; and
•
our ability to work with the marketing partner to implement website changes, launch marketing campaigns and pursue other initiatives necessary to maintain positive consumer experiences and acceptable traffic volumes.

If we are unable to maintain successful relationships with our existing marketing partners or fail to establish successful relationships with new marketing partners, our business, operating results and financial condition will be harmed.
Our business depends in part on our capacity to invest in technology as it develops, and substantial increases in the costs of technology and telecommunications services or our inability to attract and retain the necessary technologists could have a material adverse effect on our business, financial condition, results of operations and prospects.
The use of technology in our industry has and will continue to expand and change rapidly. Our business depends, in part, upon our ability to develop and implement solutions that anticipate and keep pace with continuing changes in technology, industry standards and client preferences. We may incur significant expenses in an effort to keep pace with customer preferences for technology or to gain a competitive advantage through technological expertise or new technologies.
If we do not recognize the importance of a particular new technology to our business in a timely manner, are not committed to investing in and developing or adopting such new technology and applying these technologies to our business, or are unable to attract and retain the technologists necessary to develop and implement such technologies, our current solutions may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technology, a decision not to invest and develop or adopt such technology that keeps pace with evolving industry standards and changing client demands, or an inability to attract and retain the technologists necessary to develop and implement such technology could have a material adverse effect on our business, financial condition, results of operations and prospects.
Increases in employee expenses as well as changes to labor laws could reduce our profit margin.
For the nine months ended March 31, 2020 and 2019, payroll and related costs and share-based payments accounted for $207.1 million and $195.5 million, respectively, representing 68.1% and 69.7%, respectively, of our revenue in those periods. For the fiscal years ended June 30, 2019 and 2018, payroll and related costs and share-based payments accounted for $258.7 million and $261.3 million, respectively, representing, 70.2% and 76.4%, respectively, of our revenue in those periods.
Employee benefits expenses in each of the countries in which we operate are a function of the country’s economic growth, level of employment and overall competition for qualified employees in the country. In several locations including the United States, the Philippines and Pakistan, we have experienced increased labor cost during the fiscal years ended June 30, 2019 and 2018 due to increased demand and greater competition for qualified employees. For further details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Operating Expenses.”
We may not be successful in our attempt to control costs associated with salaries and benefits as we continue to add capacity in locations where we consider wage levels of skilled personnel to be satisfactory. We may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires, which may reduce our profit margins and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects. In addition, wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee compensation expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our profit margin.
Furthermore, many of the countries in which we operate have labor protection laws, which may include statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly in the United States, Pakistan, the Philippines, Jamaica or Nicaragua, may be modified in the future in a way that is detrimental to our business. If these labor laws become more stringent, or if there are increases in statutory minimum wages or higher labor costs in these jurisdictions, it may become more difficult for us to discharge employees, or cost effectively downsize our operations as our level of activity fluctuates, both of which would likely reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience.
We may expand our global operations in order to maintain an appropriate cost structure and meet our clients’ needs. This may involve expanding into countries other than those in which we currently operate and where we have less familiarity with local procedures. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries, we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, financial condition, results of operations and prospects.
Our profitability will suffer if we are not able to maintain asset utilization levels, price appropriately and control our costs.
Our profitability is largely a function of the efficiency with which we utilize our assets, particularly our people and facilities, and the pricing that we are able to obtain for our solutions. Our utilization rates are affected by a number of factors, including our ability to transition employees from completed projects to new assignments, hire and assimilate new employees, forecast demand for our solutions and thereby maintain an appropriate headcount in each of our locations and geographies, manage attrition, accommodate our clients’ requests to shift the mix of delivery locations during the pendency of a contract, and manage resources for training, professional development and other typically non-billable activities. The prices we are able to charge for our solutions are affected by a number of factors, including our clients’ perceptions of our ability to add value through our solutions, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenues from client engagements, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Therefore, if we are unable to price appropriately or manage our asset utilization levels, there could be a material adverse effect on our business, results of operations and financial condition.
Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and grow our business, we may not be able to manage the significantly larger and more geographically diverse workforce and our profitability may suffer.
The inability or unwillingness of clients that represent a large portion of our accounts receivable balance to pay such balances in a timely fashion could adversely affect our business.
We often carry significant accounts receivable balances from a limited number of clients that generate a large portion of our revenues. A client may become unable or unwilling to pay its balance in a timely fashion due to a general economic slowdown, economic weakness in its industry or the financial insolvency of its business. While we closely monitor our accounts receivable balances, a client’s financial inability or unwillingness, for any reason, to pay a large accounts receivable balance would adversely impact our financial condition and cash flow and could adversely impact our ability to draw upon our receivables-backed lines of credit.
If we are unable to fund our working capital requirements and new investments, our business, financial condition, results of operations and prospects could be adversely affected.
Our business is characterized by high working capital requirements and the need to make new investments in operating sites and employee resources to meet the requirements of our clients. Similar to our competitors in this industry, we incur significant start-up costs related to investments in infrastructure to provide our solutions and the hiring and training of employees, such expenses historically being incurred before revenues are generated.
We are exposed to adverse changes in our clients’ payment policies. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our financing costs may increase. If we are unable to fund our working capital requirements, access financing at competitive rates or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.
Our operating results may fluctuate from quarter to quarter due to various factors including seasonality.
Our operating results may vary significantly from one quarter to the next and our business may be impacted by factors such as client loss, the timing of new contracts and of new product or service offerings, termination of existing contracts, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our solutions, start-up costs, delays or difficulties in expanding our operating facilities and infrastructure, delays or difficulties in recruiting, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. The financial benefit of gaining a new client may not be recognized at the intended time due to delays in the implementation of our solutions or negatively impacted due to an increase in the start-up costs.
Based on our experience, the BPO industry experiences increased volumes during the fourth calendar quarter of the year. These seasonal effects also cause differences in revenues and income among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual financial results.
The sales cycle for our solutions, which may extend up to two years, and the internal budget and approval processes of our prospective clients, make it difficult to predict the timing of new client engagements.
Damage or disruptions to our technology systems and facilities either through events beyond or within our control could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches and viruses, telecommunications failures, adverse weather conditions and other unforeseen events, all of which are beyond our control or through bad service or poor performance which are within our control. Such events may cause disruptions to information systems, electrical power and telephone service for sustained periods. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the locations in which we operate, could impede our ability to provide solutions to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.
While we maintain property and business interruption insurance, our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. Prolonged disruption of our solutions, even if due to events beyond our control, could also entitle our clients to terminate their contracts with us or result in other brand and reputational damages, which would have a material adverse effect on our business, financial condition, results of operations and prospects.
We face substantial competition in our business.
The market in which we compete, which is comprised of the customer acquisition, customer engagement and customer experience management market segments, is highly fragmented and continuously evolving. We face competition from a variety of companies, including some of our own clients, which operate in distinct segments of the customer lifecycle journey. These segments are very competitive, and we expect competition to remain intense from a number of sources in the future. We believe that the most significant competitive factors in the markets in which we operate are service quality, value-added service offerings, industry experience, advanced technological capabilities, global coverage, reliability, scalability, security and price. The trend toward near- and offshore outsourcing, international expansion by foreign and domestic competitors and continued technological changes may result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographical locations with lower costs than those in which we operate.
Some of our existing and future competitors have or will have greater financial, human and other resources, longer operating histories, greater technological expertise and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address customer needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our certain industries and among competitors may result in new competitors with greater scale, a broader footprint, better technologies and price efficiencies attractive to our clients. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins and diminished financial performance which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Unfavorable economic conditions, especially in the United States and in the telecommunications, technology and cable industries from which we generate most of our revenue, could adversely affect our business, results of operations, financial condition and prospects.
Our results of operations may vary based on the impact of changes in the global economy on our clients. While it is often difficult to predict the impact of general economic conditions on our business, unfavorable economic conditions, such as those that occurred during the global financial crisis and economic downturn that began in 2008, could adversely affect the demand for some of our clients’ products and services and, in turn, could cause a decline in the demand for our solutions. Additionally, several of our clients, particularly in the telecommunications and technology industries, have experienced substantial price competition. As a result, we face increasing price pressure from such clients, which, if continued, could negatively affect our operating and financial performance.
Our business and future growth depend largely on continued demand for our solutions from clients based in the United States. For the nine months ended March 31, 2020 and 2019, we derived 96.8% and 97.1%, respectively, of our revenue from such clients. In addition, a substantial portion of our clients are concentrated in the telecommunications, technology, cable and retail and e-commerce industries. For the nine months ended March 31, 2020, 36.9% of our revenue was derived from clients in the telecommunications industry, 13.3% of our revenue was derived from clients in the technology industry, 7.1% of our revenue was derived from clients in the cable industry and 15.5% of our revenue was derived from clients in the retail and e-commerce industries. For the nine months ended March 31, 2019, 41.3% of our revenue was derived from clients in the telecommunications industry, 14.9% of our revenue was derived from clients in the technology industry, 10.4% of our revenue was derived from clients in the cable industry and 6.7% of our revenue was derived from clients in the retail and e-commerce industry.
During the fiscal year ended June 30, 2019 and 2018, we derived 97.1% and 96.2%, respectively, of our revenue from customers based in the United States. In addition, a substantial portion of our clients are concentrated in the telecommunications, technology, cable, retail and e-commerce industries. For the fiscal year ended June 30, 2019, 40.5% of our revenue was derived from clients in the telecommunications industry, 14.7% of our revenue was derived from clients in the technology industry, 9.9% of our revenue was derived from clients in the cable industry and 7.9% of our revenue was derived from clients in the retail and e-commerce industry. For the fiscal year ended June 30, 2018, 45.4% of our revenue was derived from clients in the telecommunications industry, 17.7% of our revenue was derived from clients in the technology industry, 12.3% of our revenue was derived from clients in the cable industry and 4.0% of our revenue was derived from clients in the retail and e-commerce industry.
For these reasons, among others, the occurrence of unfavorable economic conditions could adversely affect our business, results of operations, financial condition and prospects.

If our solutions do not comply with the quality standards required by our clients under our agreements, our clients may assert claims for reduced payments to us or substantial damages against us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Many of our client contracts contain service level and performance requirements, including requirements relating to the quality of our solutions. Failure to meet service requirements or real or perceived errors made by our employees in the course of delivering our solutions could result in a reduction of revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, in connection with our service contracts, certain representations are made, including representations relating to the quality and experience of our personnel. A failure or inability to meet these requirements or a breach of such representations could result in a claim for damages against us and seriously damage our reputation and affect our ability to attract new business.
Our business prospects will suffer if we are unable to continue to anticipate our clients’ needs by adapting to market and technology trends.
Our success depends, in part, upon our ability to anticipate our clients’ needs by adapting to market and technology trends. We may need to invest significant resources in research and development to maintain and improve our solutions and respond to our clients’ changing needs. However, we may not be able to modify our current solutions or develop, introduce and integrate new solutions in a timely manner or on a cost-effective basis. If we are unable to further refine and enhance our solutions or to anticipate innovation opportunities and keep pace with evolving technologies, our solutions could become uncompetitive or obsolete and as a result our clients may terminate their relationship with us or choose to divert their business elsewhere, and our revenue may decline as a result. In addition, we may experience technical problems and additional costs as we introduce new solutions, deploy future iterations of our solutions and integrate new solutions with existing client systems and workflows. If any of these or related problems were to arise, our business, financial condition, results of operations and prospects could be adversely affected.
In addition, we plan to expand across client industries and enter into new industry verticals such as travel and hospitality. If we are unable to successfully adapt our solutions to these industry verticals, our potential growth opportunities could be compromised.
If we fail to adequately protect our intellectual property and proprietary information in the United States and abroad, our competitive position could be impaired and we may lose valuable assets, experience reduced revenues and incur costly litigation to protect our rights.
We believe that our success is dependent, in part, upon protecting our intellectual property and proprietary information. We rely on a combination of intellectual property registrations, trade secrets and contractual restrictions to establish and protect our intellectual property. However, the steps we take to protect our intellectual property may provide only limited protection and may not now or in the future provide us with a competitive advantage. We may not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create products and services that compete with our solutions. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States.
We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our directors, advisory board members and with the parties with whom we have strategic relationships and business alliances, as well as our clients. No assurance can be given that these agreements will be effective in controlling access to and the distribution of our proprietary information. Further, these agreements may not prevent potential competitors from independently developing technologies that are substantially equivalent or superior to ours, in which case we would not be able to assert trade secret rights.
We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the eligibility, validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could make it more expensive for us to do business and adversely affect our operating results by delaying further sales or the implementation of our technologies, impairing the functionality of our platform and solutions, delaying introductions of new features or applications or injuring our reputation.
Others could claim that we infringe on their intellectual property rights or violate contractual protections, which may result in substantial costs, diversion of resources and management attention and harm to our reputation.
We or our clients may be subject to claims that our technology infringes upon the intellectual property rights of others. Any such infringement claims may result in substantial costs, divert management attention and other resources, harm our reputation and prevent us from offering our solutions. A successful infringement claim against us could materially and adversely affect our business, resulting in our substituting inferior or costlier technologies into our platform and solutions, monetary damages, reasonable royalties or an injunction against providing some or all of our solutions.
In our contracts, we agree to indemnify our clients for expenses and liabilities resulting from claimed infringement by our solutions, in some cases excluding third-party components, of the intellectual property rights of others. In some instances, the amount of these indemnity obligations may be greater than the revenues we receive from the client under the applicable contract. In addition, we may develop work product in connection with specific projects for our clients. While our contracts with our clients provide that we retain the ownership rights to our pre-existing proprietary intellectual property, in some cases we assign to clients intellectual property rights in and to some aspects of documentation or other work product developed specifically for these clients in connection with these projects, which may limit or prevent our ability to resell or reuse this intellectual property.
Our global operations expose us to numerous legal and regulatory requirements.
We provide solutions to our clients’ customers in 51 countries and four continents around the world. We are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anticorruption, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data security, privacy and labor relations. For example, our operations in the United States are subject to U.S. laws on these diverse matters and our operations outside of the United States may also be subject to U.S. laws on these diverse matters. U.S. laws may be different in several respects from the laws of Pakistan and the Philippines, where we have significant operations, and jurisdictions where we may seek to expand. We also have and may seek to expand operations in emerging market jurisdictions where legal systems may be less developed or familiar to us. In addition, there can be no assurance that the laws or administrative practices relating to taxation (including the current position as to income and withholding taxes), foreign exchange, export controls, economic sanctions or otherwise in the jurisdictions where we have operations will not change. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our clients also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.
We are subject to economic sanctions, export control, anti-corruption, anti-bribery, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.
We are subject to U.S. export controls and economic sanctions laws and regulations, including the U.S. Export Administration Regulations administered by the U.S. Commerce Department’s Bureau of Industry and Security and the economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports, re-exports and transfers of our software and services must be made in compliance with these laws and regulations, which could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws. Specifically, the provision of our services and our international activities are subject to various economic and trade sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, which include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities. The OFAC rules also prohibit U.S. persons from facilitating a foreign person’s engagement in or with such countries, governments, persons and entities.
Although we take precautions to prevent our services from being provided or deployed in violation of such laws, our services could be provided inadvertently in violation of such laws despite the precautions we take, including usage by our customers in violation of our terms of service. We also cannot assure you that our employees and ambassadors will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. If we fail to comply with these laws, we and our employees could be subject to civil or criminal penalties, including the possible loss of export privileges, monetary penalties, and, in extreme cases, imprisonment of responsible employees for knowing and willful violations of these laws. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise.
In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our users’ ability to access our products in those countries. Changes in our products, or future changes in export and import regulations may prevent our users with international operations from utilizing our products globally or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell products to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our products would likely adversely affect our business, results of operations, and financial results.
In many parts of the world, including countries in which we operate or seek to expand, practices in the local business community may not conform to international business standards and could violate anticorruption laws or regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and the Bermuda Bribery Act of 2016. Our employees, subcontractors, agents and other third parties with which we associate could take actions that violate our policies or procedures designed to promote legal and regulatory compliance or applicable anticorruption laws or regulations. As we continue our international business, we may also engage with distributors and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. Violations of these laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or knew about the actions leading to the violations) including fines or penalties, disgorgement of profits and suspension or disqualification from work, including U.S. federal contracting, any of which could materially adversely affect our business, including our results of operations and our reputation.
We cannot predict whether any material suits, claims, or investigations may arise in the future. Regardless of the outcome of any future actions, claims, or investigations, we may incur substantial defense costs and such actions may cause a diversion of management time and attention. Also, it is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our client base includes many entities in highly regulated industries, potentially increasing our legal risk and compliance costs and requiring implementation of additional security measures.
Many of our clients are engaged in highly regulated industries that have an array of sector-specific regulatory obligations, including privacy and security requirements. Specifically, our focus on the telecommunications, technology and cable industries means that we may process or come into possession of data that must be treated with special care. In additional to government regulations, our client contracts contain requirements related to the retention of records.
In the United States, telecommunications providers are subject to rules on the use and sharing of Customer Proprietary Network Information, or CPNI. The Telecommunications Act of 1996 limits the uses to which such information may be put, and the parties with whom it may be shared, absent customer permission. It also requires that CPNI be adequately safeguarded. Compliance with these obligations has been a topic of increased interest for the U.S. Federal Communications Commission, or FCC, which has undertaken high-profile CPNI enforcement actions in recent years. The FCC also is in the process of applying such rules to broadband service providers, which could affect how we may provide our solutions to this segment of the telecommunications industry. We instruct our clients not to provide any CPNI to us, but this information may inadvertently be provided to us by our clients as part of their customer information.
In the United States, two federal agencies, the Federal Trade Commission, or FTC, and the FCC, and various states have enacted laws including, at the federal level, the Telephone Consumer Protection Act of 1991, that restrict the placing of certain telephone calls and texts to residential and wireless telephone subscribers by means of automatic telephone dialing systems, prerecorded or artificial voice messages and fax machines. Internationally, we are also subject to similar laws imposing limitations on marketing calls to wireline and wireless numbers and compliance with do not call rules. These laws require companies to institute processes and safeguards to comply with these restrictions. Some of these laws can be enforced by the FTC, FCC, state attorney generals, foreign regulators or private party litigants. In these types of actions, the plaintiff may seek damages, statutory penalties, costs and/or attorneys’ fees.
These and other sector-specific obligations could increase our legal risk and impose additional compliance costs on our solutions. If we fail to comply with these obligations, we could suffer a range of consequences, including contract breach claims from our clients, regulatory fines and other penalties, or reputational harm, all of which may have a material adverse impact on our business.
Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with applicable laws and regulations would harm our business, results of operations and financial condition.
We and our customers may be subject to privacy- and data protection-related laws and regulations that impose obligations in connection with the collection, use, storage, transfer, dissemination, security, and/or other processing, or Processing, of personally identifiable information (such personally identifiable information collectively with all information defined or described by applicable law as “personal data,” “personal information,” “PII” or any similar term, is referred to as Personally Identifiable Information, data, financial data, health data or other similar data. Existing U.S. federal and various state and foreign privacy- and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy- and data protection-related matters. New laws, amendments to or re-interpretations of existing laws and regulations, rules of self-regulatory bodies, industry standards and contractual obligations may impact our business and practices, and we may be required to expend significant resources to adapt to these changes, or stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.
The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the Processing of Personally Identifiable Information of individuals. The U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the Processing of data, and to the security measures applied to such data. Similarly, many foreign countries and governmental bodies, including the EU member states, have laws and regulations concerning the Processing of Personally Identifiable Information obtained from their residents individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the Processing of Personally Identifiable Information that identifies or may be used to identify an individual, such as names, email addresses and, in some jurisdictions, IP addresses and other online or device identifiers. In particular, on April 27, 2016 the European Union adopted the General Data Protection Regulation 2016 / 679 (GDPR) that took effect on May 25, 2018. The GDPR repeals and replaces the EU Data Protection Directive 95 / 46 / EC and it is directly applicable across EU member states. The GDPR applies to any company established in the EU as well as to those outside the EU if they process personal data, as defined under the GDPR, in connection with the provision of goods or services to individuals in the EU or monitor their behavior (for example, through online tracking). The GDPR enhances data protection obligations for businesses and provides direct legal obligations for service providers processing personal data on behalf of customers, including with respect to cooperation with European data protection authorities, implementation of security measures and keeping records of personal data processing activities. Moreover, the GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information. Noncompliance with the GDPR can trigger steep fines of up to €20 million or 4% of global annual revenues, whichever is higher.
In addition to the GDPR, the European Union also is considering another draft data protection regulation. The proposed regulation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation has been delayed but could be enacted sometime in the relatively near future. While the new regulation contains protections for those using communications services (for example, protections against online tracking technologies), the potential timing of its enactment significantly later than the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and communications metadata, as well as obligations and restrictions on the processing of data from an end-user’s terminal equipment, which may negatively impact our product offerings and our relationships with our customers. Preparing for and complying with the GDPR and the ePrivacy Regulation (if and when it becomes effective) has required and will continue to require us to incur substantial operational costs and may require us to change our business practices. Despite our efforts to bring practices into compliance with the GDPR and before the effective date of the ePrivacy Regulation, we may not be successful either due to internal or external factors such as resource allocation limitations. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects, consumer associations or others.

With respect to all of the foregoing, any failure or perceived failure by us to comply with U.S., EU or other foreign privacy or data security laws, policies, industry standards or legal obligations, or any security incident that results in the unauthorized Processing of Personally Identifiable Information or other customer data may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity.
We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Because global laws, regulations, industry standards and other legal obligations concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our business may not be, or may not have been, compliant with each such applicable law, regulation, industry standard or other legal obligation.
Any such new laws, regulations, other legal obligations or industry standards, or any changed interpretation of existing laws, regulations or other standards may require us to incur additional costs and restrict our business operations. If our privacy or data security measures fail to comply with current or future laws, regulations, policies, legal obligations or industry standards, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business.
On June 28, 2018, California became the first U.S. state with a comprehensive consumer privacy law when it enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which became effective January 1, 2020, with some exceptions (Cal. Civ. Code §§ 1798.100-1798.199). The CCPA grants covered California residents new data protection rights regarding their Personal Information (as defined under the CCPA), including rights to access and delete their Personal Information, opt out of certain Personal Information sharing and receive detailed information about how their Personal Information is used. Additionally, the CCPA and imposes various data protection duties on certain entities conducting business in California. The CCPA regulates any for-profit entity doing “business” (who are not otherwise exempt) in California that meets one of the following: (a) has a gross revenue greater than $25 million. (b) annually buys, receives, sells or shares the Personal Information of more than 50,000 consumers, households or devices for commercial purposes, or (c) derives 50 percent (50%) or more of its annual revenues from selling consumers’ Personal Information. Under the CCPA, in the event of a data breach affecting California residents’ Personal Information, failure to maintain reasonable security procedures and practices can trigger a private right of action lawsuit, and is expected to increase data breach litigation. Damages available for private rights of action range from $100 to $750 per violation or actual damages, whichever greater, with injunctive or declaratory relief also possible. In addition to the data breach private right of action, the California Attorney General may independently bring administrative actions for civil penalties of $2,500 per violation, or up to $7,500 per violation if intentional. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.
Unauthorized or improper disclosure of Personally Identifiable Information or breach of privacy, whether inadvertent or as the result of a cyber-attack or improperly by our employees, could result in liability and harm our reputation which could adversely affect our business, financial condition, results of operations and prospects.
Our business depends significantly upon technology infrastructure, telephone systems, data and other equipment and systems. Internal or external attacks on any of those could disrupt the normal operations of our facilities and impede our ability to provide critical solutions to our clients, thereby subjecting us to liability under our contracts. In addition, our business involves the use, storage and transmission of information about our employees, our clients and customers of our clients in connection with our solutions such as Personally Identifiable Information of the customers of our clients. While we take measures to protect the security of, and against unauthorized access to, our systems, as well as the privacy of Personally Identifiable Information and proprietary information, it is possible that our security controls over our systems, as well as other security practices we follow, may not prevent the improper access to or disclosure of Personally Identifiable Information or proprietary information. Such disclosure could harm our reputation and subject us to significant liability under our contracts and laws that protect Personally Identifiable Information, resulting in increased costs or loss of revenue. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide solutions. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area or any other kind of improper access to private Personally Identifiable Information could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.
As of March 31, 2020, we had total indebtedness of $116.9 million. Our level of indebtedness may have significant negative effects on our future operations, including:
•	impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditures, acquisitions or other important needs;
•
requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other important needs;

•	increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and
•
limiting our ability to adjust to rapidly changing conditions in the industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors with relatively lower levels of debt.

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, several of our financing arrangements contain a number of covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt, pay dividends and make certain investments. Complying with these covenants may cause us to take actions that make it more difficult to successfully execute our business strategy and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to renew certain of our loans which may have a material adverse effect on our business, financial condition, results of operation and prospects. In several recent instances, we have not been in compliance with certain applicable debt covenants in our financing arrangements.
If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed.
If we fail to maintain good relations with our employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations and prospects and harm our reputation.
Fluctuations against the U.S. dollar in the local currencies in the countries in which we operate could have a material effect on our results of operations.
During the nine months ended March 31, 2020 and 2019, 3.2% and 2.9%, and the fiscal years ended June 30, 2019 and 2018, 2.9% and 3.8%, respectively, of our revenue was generated in foreign currencies other than the U.S.

dollar. A portion of our costs and expenses that were incurred outside of the United States were paid for in foreign currencies, mostly the local currencies of the Philippines, Jamaica and Pakistan. During the nine months ended March 31, 2020, out of our total payroll and related costs, 25.54% were incurred in the Philippines (currency Philippine Peso), 13.04% were incurred in the Jamaica (currency Jamaican Dollar) and 7.4% were incurred in Pakistan (currency Pakistani Rupee). Because our financial statements are presented in U.S. dollars and revenues are primarily generated in U.S. dollars whereas some portion of the cost is incurred in foreign currencies, any significant unhedged fluctuations in the currency exchange rates between the U.S. dollar and the currencies of countries in which we incur costs in local currencies will affect our results of operations and financial statements. This may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Results of Operations.”
In addition to our exposure to the Philippine Peso, Jamaican Dollar and Pakistani Rupee, we also have exposures to the Canadian Dollar, CFA Franc (XOF), Emirati Dirham, Euro, and Nicaraguan Cordoba. Of these, the Nicaraguan Cordoba are most significant after the Philippine Peso, Jamaican Dollar and Pakistani Rupee.
As we increase our revenues from non-U.S. locations or expand our solution delivery or back office footprint to other international locations, this effect may be magnified. We may in the future engage in hedging strategies in an effort to reduce the adverse impact of fluctuations in foreign currency exchange rates, which may not be successful. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Exchange Risk” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Foreign Currency Translation.”
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the market for our portfolio of integrated solutions may prove to be inaccurate. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our solutions and those of our competitors. Even if the markets in which we currently compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see “Market and Industry Data.”
We have entered into certain related-party transactions and may continue to rely on related parties for certain key development and support activities.
We have entered, and may continue to enter, into transactions with affiliates of TRGI for corporate and operational services. See “Related Party Transactions.” Such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more favorable terms because such transactions were entered into with our related parties. We rely, and will continue to rely, on our related parties to maintain these services. If the pricing for these services changes, or if our related parties cease to provide these services, including by terminating agreements with us, we may be unable to obtain replacements for these services on the same terms without disruption to our business. This could have a material effect on our business, results of operations and financial condition.

We may acquire other companies in pursuit of growth, which may divert our management’s attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.
We may in the future acquire complementary businesses. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. Consequently, these transactions, even if undertaken and announced, may not close.
An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, services, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company’s technology is not easily compatible with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Mergers or acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any merger, acquisition, investment or similar partnership may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:
•	issue additional equity securities that would dilute our shareholders;
•	use cash that we may need in the future to operate our business;
•	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations or cash flows;
•	incur large charges or substantial liabilities; or
•	become subject to adverse tax consequences, or substantial depreciation or amortization, deferred compensation or other acquisition related accounting charges.
Any of these risks could materially and adversely affect our business, results of operations, financial condition and prospects.
Our facilities operate on leasehold property, and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.
Our facilities operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our facilities or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our business and results of operation.
If our goodwill or amortizable intangible assets become impaired, we could be required to record a significant charge to earnings.
We had goodwill and other intangible assets totaling $15.2 million as of March 31, 2020. We review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We assess whether there has been an impairment in the value of goodwill at least annually. In the nine months ended March 31, 2020 and 2019, we did not recognize an impairment of goodwill or other intangible assets. In the fiscal year ended June 30, 2019, we recognized a $0.2 million impairment of intangibles due to the disposal of DGS EDU. In the year ended June 30, 2018, we did not recognize an impairment of goodwill or other intangible assets. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include declines in stock price, market capitalization or cash flows and slower growth rates in our industry. We could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets were determined, negatively impacting our results of operations.
Our ability to use our U.S. net operating loss carry forwards may be subject to limitation.
As of March 31, 2020, we had estimated U.S. federal net operating loss carry forwards of $15.5 million and U.S. state net operating loss carry forwards of $19.8 million, which will begin to expire in 2029. As of that same date, our European subsidiaries had net operating loss carry forwards of $5.5 million, which can be carried forward indefinitely with no expiry date, and our Canadian subsidiary had a net operating loss carry forward of $2.2 million, which expires over the period 2027 through 2037. The timing and manner in which we may utilize net operating losses may be limited by tax rules regarding changes in ownership and a lack of future taxable income could adversely affect our ability to utilize our net operating losses before they expire. In general, net operating losses in one country cannot be used to offset income in any other country and net operating losses in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused net operating losses in other jurisdictions. Furthermore, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state or foreign income tax liability.
Risks Related to Being Incorporated in Bermuda
Tax matters, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.
We may not be able to predict our future tax liabilities due to the international nature of our operations, as we are subject to the complex and varying tax laws and rules of several foreign jurisdictions. Our results of operations and financial condition could be adversely affected if tax contingencies are resolved adversely or if we become subject to increased levels of taxation.
We are also subject to income taxes in the United States and numerous other foreign jurisdictions. Our tax expense and cash tax liability in the future could be adversely affected by numerous factors, including, but not limited to, changes in tax laws, regulations, accounting principles or interpretations and the potential adverse outcome of tax examinations and pending tax-related litigation. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense. The governments of foreign jurisdictions from which we deliver solutions may assert that certain of our clients have a “permanent establishment” in such foreign jurisdictions by reason of the activities we perform on their behalf, particularly those clients that exercise control over or have substantial dependency on our solutions. Such an assertion could affect the size and scope of the solutions requested by such clients in the future.
Transfer pricing regulations, to which we are subject, require that any transaction among us and our subsidiaries be on arm’s-length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arm’s length criteria, we may incur increased tax liability, including accrued interest and penalties. Such increase on our tax expenses would reduce our profitability and cash flows.
On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union, the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes. In response to the Council’s findings, on December 31, 2018, the Bermuda government enacted the Economic Substance Act 2018, and related regulations, as subsequently amended (the “Substance Act”), with effect from July 1, 2019 for existing Bermuda entities, requiring certain entities in Bermuda engaged in “relevant activities” to maintain a substantial economic presence in Bermuda and to satisfy economic substance requirements. The list of “relevant activities” includes holding entities, and the legislation requires Bermuda companies engaging in a “relevant activity” to be locally managed and directed, to carry on core income generating activities in Bermuda, to maintain adequate physical presence in Bermuda, and to have an adequate level of local full time qualified employees and incur adequate operating expenditure in Bermuda. Under the Substance Act, any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities or may be struck as a registered entity in Bermuda. As a result of implementing the Substance Act, Bermuda does not currently appear on the Council’s list of “non-cooperative jurisdictions” for tax purposes and is therefore “white listed”. Although we believe we comply with the requirements of the Substance Act, we are not able to predict how the Bermuda authorities will interpret and enforce the Substance Act or the potential impact of compliance or noncompliance on our results of operations and financial condition.
In addition, the United States enacted the Tax Cuts and Jobs Act of 2017 (the “TCJA”), which has significantly changed the U.S. federal income tax system. Significant changes introduced by TCJA include reduction in US federal tax rate, limitations on the deductibility of interest expense and executive compensation, a base erosion focused minimum tax (the Base Erosion and Anti-Abuse tax), transitional tax, tangible property expensing, current tax on global intangible low-taxed income (GILTI) and carry forward of net operating losses (“NOLs”). Although we believe we currently comply with the applicable requirements of TCJA, it is difficult to predict whether and to what extent legislative changes or administrative guidance could further change or interpret the meaning of the TCJA. See “Material U.S. and Bermuda Tax Consequences—U.S. Federal Income Tax Consequences.”
Prospective investors should consult their tax advisors regarding the potential impact to them of the TCJA and any subsequent legislative changes and administrative guidance to them.
In 2020, the Luxembourg tax authorities challenged our tax position with respect to a royalties-related tax exemption and, in response, we filed a petition to defend our position. In response to our petition, the Luxembourg tax authorities accepted our tax position and permitted the tax exemption, issuing a revised tax assessment on June 17, 2020
We may become subject to taxes in Bermuda after 2035, which may have a material adverse effect on our results of operations and shareholders’ investments.
The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given us assurances that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations, shares, debentures or other obligations until March 31, 2035, except insofar as such tax applies to persons ordinarily residing in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda. See “Material United States and Bermuda Income Tax Considerations—Bermuda Tax Consequences.” Given the limited duration of the Bermuda Minister of Finance’s assurance, we cannot assure shareholders that we will not be subject to any Bermuda tax after March 31, 2035.
We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Bermuda laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
As a foreign private issuer and a controlled company, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.
As a foreign private issuer who has applied to list our common shares on Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Bermuda law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Global Market.
For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:
•	have a majority of the board of directors consist of independent directors;
•	require non-management directors to meet on a regular basis without management present;
•	adopt a code of conduct and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
•	have an independent compensation committee;
•	have an independent nominating committee;
•	solicit proxies and provide proxy statements for all shareholder meetings;
•	review related-party transactions; and
•	seek shareholder approval for the implementation and modification of certain equity compensation plans and issuances of common shares.
As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. In accordance with our Nasdaq Global Market listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to U.S. companies listed on the Nasdaq Global Market. Because we are a foreign private issuer, however, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. These reduced compliance requirements may make our common shares less attractive to some investors, which could adversely affect their market price.
In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under Nasdaq corporate governance rules. A “controlled company” under Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder, The Resource Group International Limited, controls, and following this offering will continue to control, a majority of the voting power of our outstanding shares, making us a “controlled company” within the meaning of Nasdaq corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of corporate governance standards.
We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either:
•	a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States; or
•
a majority of our “executive officers” or directors may not be U.S. citizens or residents, more than 50% of our assets cannot be located in the United States, and our business must be administered principally outside the United States.

A majority of our executives, assets and business are located in and managed from the United States. As a result, if a majority of our common shares become either directly or indirectly owned of record by United States residents, we will lose our foreign private issuer status. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers.
We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities more time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our common shares.
We are incorporated under the laws of Bermuda. As a result, our corporate affairs are governed by the Companies Act 1981, as amended (the “Companies Act”) which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. See “Bermuda Company Considerations.” Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions are not available under Bermuda law. The circumstances in which derivative actions may be available under Bermuda law are substantially more prescribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. However, our bye-laws contain a provision by virtue of which unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York will be the exclusive forum for any private action asserting violations by us or any of our directors or officers of the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by those statutes or the rules and regulations under such statutes. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the United States District Court for the Southern District of New York, the plaintiff or plaintiffs shall be deemed by this provision of the bye-laws (i) to have consented to removal of the action by us to the United States District Court for the Southern District of New York, in the case of an action filed in a state court, and (ii) to have consented to transfer of the action pursuant to 28 U.S.C. § 1404 to the United States District Court for the Southern District of New York. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and in any event, our shareholders cannot waive compliance with federal securities laws and the rules and regulations thereunder. If a court were to find the choice of forum provision to be unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.
When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. In addition, under our bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. In addition, the rights of holders of our common shares and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, holders of our common shares may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States. See “Enforceability of Civil Liabilities.”
Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in Bermuda.
We are incorporated in Bermuda and a significant portion of our assets is located outside the United States. In addition, certain of our directors are non-residents of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or our directors and executive officers, or to enforce a judgment against us for civil liabilities in U.S. courts.
In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us based on those laws.
Risks Related to Our Common Shares and this Offering
There has been no prior public market for our common shares, and an active market may not develop or be sustained, and you may not be able to resell your shares at or above the initial public offering price, if at all.
Prior to this offering, there has been no public market for our common shares. We cannot predict the extent to which a trading market for our common shares will develop or how liquid that market might become. An active trading market for our common shares may never develop or may not be sustained, which could adversely affect your ability to sell your common shares and the market price of your common shares. Also, if you purchase common shares in this offering, you will pay a price that was not established in public trading markets. The initial public offering price for the common shares will be determined by negotiations between us, the selling shareholder and the underwriters and does not purport to be indicative of prices at which our common shares will trade upon completion of this offering. Consequently, you may not be able to sell your common shares above the initial public offering price and may suffer a loss on your investment.
The market price of our common shares may be volatile and may trade at prices below the initial public offering price.
The stock market in general, and the market for equities of newly-public companies in particular, have been highly volatile. As a result, the market price of our common shares is likely to be similarly volatile, and investors in our common shares may experience a decrease, which could be substantial, in the value of their common shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our common shares could be subject to significant fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:
•	variations in our operating performance and the performance of our competitors;
•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	changes in our revenues or earnings estimates or recommendations by securities analysts;
•	publication of research reports by securities analysts about us or our competitors in our industry;
•
failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•	additions or departures of key personnel;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	announcement of technological innovations by us or our competitors;
•	the passage of legislation, changes in interpretations of laws or other regulatory events or developments affecting us;
•	speculation in the press or investment community;
•	changes in accounting principles;
•	terrorist acts, acts of war or periods of widespread civil unrest;
•	health pandemics (including COVID-19);
•	changes in general market and economic conditions;
•	changes or trends in our industry;
•	investors’ perception of our prospects; and
•	adverse resolution of any new or pending litigation against us.
In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle or defend litigation.
If securities or industry analysts do not publish research about our business, or publish inaccurate or unfavorable research, the price and trading volume of our common shares could decline.
The market for our common shares will likely depend, in part, on the research and reports that securities or industry analysts publish about us or our business. There can be no assurance that analysts will cover us or provide favorable coverage. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. Moreover, if one or more analysts downgrade our common shares or change their opinion of our common shares, our share price would likely decline.
You will experience substantial dilution as a result of this offering and future equity issuances.
The initial public offering price per share is substantially higher than the pro forma net tangible book value per common share outstanding prior to this offering. As a result, investors purchasing common shares in this offering will experience immediate dilution of $   per share in net tangible book value after giving effect to the sale of common shares in this offering at an assumed public offering price of $   per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. See “Dilution.”
As of March 31, 2020, 1,851,788 restricted stock awards were issued at a fair market value of $0.61 per share, of which 1,137,768 have vested. In addition, up to 1,443,740.49 common shares may be issuable under the Amazon Warrant, with an exercise price of $11.20 per share, if all of the vesting conditions under that warrant are satisfied. To the extent additional stock awards vest and the Amazon Warrant is ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their common shares. In addition, if we issue additional equity securities, you will experience additional dilution.
Our future earnings and earnings per share, as reported under IFRS as issued by the IASB, could be adversely impacted by the Amazon Warrant and if Amazon exercises its right to acquire our common shares pursuant to the Amazon Warrant, it will dilute the ownership interests of our then-existing shareholders and could adversely affect the market price of our common shares.
The Amazon Warrant increases the number of diluted shares reported, which has an effect on our fully diluted earnings per share. Further, the Amazon Warrant will be presented as a liability in our audited consolidated balance sheet and is subject to fair value measurement adjustments during the periods that it is outstanding. Accordingly, future fluctuations in the fair value of the Amazon Warrant could adversely impact our results of operations. If Amazon exercises its right to acquire our common shares pursuant to the Amazon Warrant, it will dilute the ownership interests of our then-existing shareholders and reduce our earnings per share. In addition, any sales in the public market of any common shares issuable upon the exercise of the Amazon Warrant by Amazon could adversely affect the market price of our common shares.
After the completion of this offering, we may not pay any dividends. Accordingly, investors may only realize future gains on their investments if the price of their common shares increases, which may never occur.
We have never declared or paid any dividends on our common shares, other than a dividend declared by one of our subsidiaries during the fiscal year ended June 30, 2017, the remaining $1.6 million of which was paid during the fiscal year ended June 30, 2019. We currently do not plan to declare dividends on our common shares in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. The payment of dividends, if any, would be at the discretion of our board of directors and would depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements and other factors that our board of directors may deem relevant. Accordingly, if our board of directors deems it appropriate not to pay any dividends, our investors may only realize future gains on their investments if the price of their common shares increases, which may never occur. See “Dividend Policy.”
We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these provisions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of this offering. If we take advantage of any of these reduced reporting requirements in future filings, the information that we provide our security holders may be different than you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
If we are unable to implement and maintain effective internal control over financial reporting, our results of operations and the price of our common shares could be adversely affected.
In connection with our fiscal year ended June 30, 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as defined in Rule 12b-2 under the Exchange Act. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis. Specifically, the material weaknesses related to various control deficiencies related to (i) information technology general controls and (ii) revenue recognition at one of our subsidiaries. As of June 30, 2019, we and our independent registered public accounting firm determined that these material weaknesses were remediated.
In addition, during the fiscal year ended June 30, 2018, we assessed the presentation of our consolidated statement of cash flows and concluded that it was necessary to restate our previously issued financial statements for the fiscal year ended June 30, 2017 in order to correct an error in presentation. In accordance with International Accounting Standard (IAS) 7, Statement of Cash Flows, the cash flow associated with the proceeds and payments relating to the line of credit borrowing did not meet the criteria for net presentation as the maturity associated with the line of credit was significantly greater than 90 days and, therefore, we were required to present the cash flow activities associated with the line of credit by presenting separately proceeds from the line of credit and the associated repayments. For more information about this restatement, refer to Note 2.2, Basis of accounting and presentation, in our audited consolidated financial statements included elsewhere in this prospectus.
During the fiscal year ended June 30, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting related to our estimate of renewable revenue and related provision for Etelequote Limited. During the preparation of our interim condensed consolidated financial statements as of March 31, 2020 and for the nine month periods ended March 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting related to our estimate of renewable revenue and related provision, and related tax effects, for Etelequote Limited for the nine month period ended March 31, 2019. We disposed of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and have treated Etelequote Limited as a discontinued operation in our financial statements for all periods presented in this prospectus. For more information about our disposition of Etelequote Limited, refer to Notes 22 and 30.3 to our interim condensed consolidated financial statements and our audited consolidated financial statements, respectively, included elsewhere in this prospectus.
We cannot assure you that the measures we have taken to date, and actions we may take in the future, will prevent potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required to date. As an emerging growth company and pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ended June 30, 2021, our management is required to report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We have not yet made a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Also, once we no longer qualify as an EGC, the independent registered public accounting firm that audits our financial statements will also be required to audit our internal control over financial reporting. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and the price of our shares. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements. Failure to comply with Section 404 or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations could potentially result in a loss in investor confidence in our reported financial information and subject us to sanctions or investigations by regulatory authorities.
If we are unable to successfully remediate any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.
We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our business, operating results and financial condition.
As a public company, and particularly after we cease to be an “emerging growth company,” we will incur significantly greater legal, accounting and other expenses than we incurred as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Nasdaq rules and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.
The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an emerging growth company, we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an emerging growth company. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.
Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our common shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.
After we are no longer an emerging growth company, or sooner if we choose not to take advantage of certain exemptions set forth in the JOBS Act, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.
Certain U.S. holders of our common shares may suffer adverse U.S. tax consequences if we are characterized as a passive foreign investment company.
Based on our estimated gross income and average value of our gross assets, taking into account the assumed initial public offering price of our shares in this offering and the expected price of our shares following the offering, as well as the nature of our business, we do not expect to be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax for the current tax year or in tax years in the foreseeable future. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our common shares, which is likely to fluctuate after the offering. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our common shares, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Material United States and Bermuda Income Tax Consequences—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”
After this offering, our executive officers, directors and principal shareholders will maintain the ability to control all matters submitted to shareholders for approval.
Upon the closing of this offering, our executive officers, directors and shareholders who owned more than 5% of our outstanding common shares before this offering, which we refer to as our principal shareholders, will, in the aggregate, beneficially own shares representing approximately   % of our common shares (  % if the underwriters exercise in full their option to purchase additional shares). As a result, if some or all of these shareholders were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, amalgamation, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire.

Our largest shareholder, The Resource Group International Limited, and its major shareholder, TRG Pakistan Limited, will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including any change of control.
Upon the closing of this offering, our largest shareholder, TRGI, will beneficially own, in the aggregate, approximately    % of our outstanding common shares (   % if the underwriters exercise in full their option to purchase additional shares). As of March 31, 2020, TRG Pakistan Limited (“TRGP”), a publicly traded Pakistan corporation listed on the Pakistan Stock Exchange, beneficially owned 46.33% of TRGI’s outstanding voting securities 45.71%, if all outstanding non-voting common shares are converted into voting common shares). The members of the boards of directors of TRGP and TRGI have substantial overlap. Peter Riepenhausen serves as the chairman and director of both TRGP and TRGI. Zia Chishti serves as a director of both TRGP and TRGI and is also TRGP’s largest shareholder and a significant shareholder in TRGI. In addition, Mohammed Khaishgi serves on the boards of directors of TRGP, TRGI and TRGI’s portfolio management company, TRG Holdings LLC (See “Management” and “Principal and Selling Shareholder”).
Additionally, pursuant to a stockholder’s agreement, dated September 15, 2017, between TRGI and us (the “TRGI Stockholder’s Agreement”), we will not take or commit to take, or cause or permit any of our subsidiaries to take, certain enumerated actions without TRGI’s consent, to be withheld or given in TRGI’s sole discretion. The TRGI Stockholder’s Agreement will remain in effect until the date that TRGI ceases to hold 10% or more of all shares issued by us, as measured on an as-converted basis. As a result, we expect that TRGP and TRGI will be able to exert significant influence over our business. TRGP and TRGI may have interests that differ from your interests and may cause TRGI’s shares in our company to be voted in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our share capital may have the effect of delaying, preventing or deterring a change of control of our company and its subsidiaries, as well as certain M&A activity and securities offerings, and could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and may adversely affect the market price of our common shares. In addition, because of TRGI’s majority ownership of our company, even if we no longer qualify as a foreign private issuer, we may be able to take advantage of many of the same exemptions from the Nasdaq corporate governance rules for as long as we continue to qualify as a “controlled company” within the meaning of the Nasdaq corporate governance standards. See “As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.” Our bye-laws provide that any shareholder holding 50% or more of the nominal value of our voting shares will have the right to appoint five directors to our board of directors. If there is no such 50% holder, then any shareholder holding 25% or more of the nominal value of our voting shares (first in time as compared to any other 25% shareholder) will have the right to appoint five directors to our board of directors. See “Description of Share Capital—Election and Removal of Directors.”
Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.
Our management will have broad discretion to use the net proceeds from this offering and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds in ways that increase the value of your investment. We plan to invest the net proceeds from this offering until they are used, and the investments we make may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our share price to decline. See “Use of Proceeds.”
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well.
Sales of a substantial number of our common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common shares. After this offering, we will have  outstanding common shares of based on the

number of shares outstanding as of March 31, 2020. Of these common shares,    shares to be sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, without restriction, in the public market immediately following this offering. All remaining    shares are currently restricted as a result of securities laws or lock-up arrangements but will be able to be sold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, certain of our security holders will have rights, subject to some conditions, to require us to file registration statements covering the    common shares that it will hold immediately after this offering or to include their shares in registration statements that we may file for ourselves or other shareholders. We also intend to register all of our common shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up arrangements described in the “Underwriting” section of this prospectus.
Anti-takeover provisions in our bye-laws could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.
Provisions in our bye-laws that will become effective upon the closing of this offering may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:
•	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval; and
•	the ability of major shareholders (i.e., shareholders holding 50% or more; in the absence of such a holder, 25% or more) to appoint directors to the Board.
These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.
We have the ability to issue preferred shares without shareholder approval.
Our common shares may be subordinate to classes of preferred shares issued in the future in the payment of dividends and other distributions made with respect to the common shares, including distributions upon liquidation or dissolution. Our board of directors is authorized to issue preferred shares without first obtaining shareholder approval. If we issue preferred shares, it will create additional securities that may have dividend or liquidation preferences senior to the common shares. If we issue convertible preferred shares, a subsequent conversion may dilute the current common shareholders’ interest.

FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words, the negative forms of such words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•
The developments relating to COVID-19, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, local governmental authorities in our international sites and our clients in response to the pandemic and the effect on our operations, operating budgets, cash flows and liquidity.

•
The effect on our business, financial conditions, results of operations and cash flows in connection with the Frontier restructuring and the proceedings under Chapter 11 of the United States Bankruptcy Code.

•	Our ability to attract new business and retain key clients.
•	Our ability to enter into multi-year contracts with our clients at appropriate rates.
•	The potential for our clients or potential clients to consolidate.
•	Our clients deciding to enter into or further expand their insourcing activities.
•	Our ability to operate as an integrated company under the IBEX brand.
•	Our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital.
•	Our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua.
•	Our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security.
•	Our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand.
•	Our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon.
•	Our ability to recruit, engage, motivate, manage and retain our global workforce.
•	Our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands.
•	Our ability to maintain and enhance our reputation and brand.
We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.
MARKET AND INDUSTRY DATA
Market data and certain industry forecast data used in this prospectus were obtained from market research, publicly available information and industry publications and organizations, including, among others, International Data Corporation, Gartner, Inc., eMarketer and Markets and Markets Research Pvt. Ltd., as well as other information based on our internal sources. These third party sources generally indicate that they have obtained their information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Based on our industry experience, we believe that the third party sources are reliable and that the conclusions contained in the publications are reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our actual results to differ materially from those expressed in the estimates made by the third party sources and by us.
The Gartner Reports described herein (the “Gartner Reports”) represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice. The report from IDC described herein is Worldwide and U.S. Business Process Outsourcing Services Forecast, 2019-20123, IDC #US43778119, dated April 2019.

NON-GAAP FINANCIAL MEASURES
This prospectus contains financial measures and ratios, including Adjusted EBITDA from continuing operations (both consolidated and by segment), Adjusted EBITDA from continuing operations margin, financial results excluding IFRS 15 & 16, and Net Debt that are not required by, or presented in accordance with IFRS as issued by the IASB. We refer to these measures as “non-GAAP financial measures.” For a definition of how these financial measures and ratios are calculated, see the sections entitled “Summary Consolidated Historical Financial Information” and “Selected Consolidated Historical Financial Information” elsewhere in this prospectus.
We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net (loss) / income or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of $    , based upon an assumed initial public offering price of $    per common share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
A $    increase (decrease) in the assumed initial public offering price of $    per common share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $    , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of common shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $    , assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.
The principal purposes of this offering are to increase our capitalization and financial flexibility, enhance our visibility in the marketplace, create a public market for our common shares and fund growth initiatives. We intend to use between $    million and $    million of the net proceeds that we receive from this offering for: (i) $   million to $   million in capital expenditures to build out additional facilities to accommodate growth from new and existing clients, as well as expand our existing facilities to accommodate social distancing requirements related to the current COVID-19 situation; (ii) $    million to $   million to invest in upgraded support systems that improve our internal employee management as well as real time financial reporting; and (iii) $    million to $   million representing an increase in our investments in our research and development effort, and in particular our development and deployment of artificial intelligence tools. We will also consider using part of the net proceeds from this offering for repayment of some of our financial indebtedness that carries a higher interest rate. As of March 31, 2020, we had total financial indebtedness of $44.7 million, excluding the impact of IFRS 16, with interest rates ranging from 0.25% to 11% and maturity dates ranging from 2020 to 2024. We may also use part of the net proceeds from this offering for working capital as well as future strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies (although we have no binding obligations to enter into any such acquisitions or investments) and other general corporate purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements.”
We will not receive any proceeds from the sale of common shares by the selling shareholder.
The amount, and timing of our expenditures for these purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described in the section of this prospectus captioned “Risk Factors.” Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds of this offering in high-quality, investment-grade instruments.

DIVIDEND POLICY
We have never declared or paid any dividends on our common shares, other than a dividend declared by one of our subsidiaries during the fiscal year ended June 30, 2017, the remaining $1.6 million of which was paid during the fiscal year ended June 30, 2019. We currently do not plan to declare dividends on our common shares in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. The payment of dividends, if any, would be at the discretion of our board of directors and would depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2020:
•	on an actual basis;
•
on a pro forma as adjusted basis to give effect to (i) our issuance and sale of our common shares in this offering at an assumed initial offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (ii) the receipt of $   of the net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read with our audited consolidated financial statements and the related notes, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that is included elsewhere in this prospectus.
	As of March 31, 2020
	Actual	Proforma as Adjusted(1)
	(unaudited) ($ in thousands)
Cash and cash equivalents	$15,471
Current loans and financing:
Lease liabilities	12,689
Borrowings	32,457
Total current loans and financing	45,146
Non-current loans and financing:
Lease liabilities	66,851
Borrowings	4,865
Total non-current loans and financing	71,716
Total loans and financing	116,862
Total equity	20,124
Total capitalization	$136,986
(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by approximately $   million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares we are offering at the assumed initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by approximately $    million.

The foregoing table and calculations are based on the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 1,137,768 Class B common shares into an aggregate of     common shares, and excludes:
•	714,020 common shares issuable in respect of Class B common shares that have been issued under the 2018 Restricted Share Plan and remain subject to vesting conditions;
•
707,535 common shares available for future issuance as of March 31, 2020 under the 2018 Restricted Share Plan (all of which were transferred to the 2020 LTIP, which was approved and adopted on May 20, 2020, and included in a total of 1,287,326.13 common shares issuable thereunder as of May 20, 2020); and

•	up to 1,443,740.49 common shares issuable upon exercise of the Amazon Warrant.

DILUTION
If you invest in our common shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share after this offering.
Our historical net tangible book value as of March 31, 2020 was $4.9 million, or $4.3 per common share. Historical net tangible book value represents the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents our historical net tangible book value divided by 1,137,768 common shares outstanding as of March 31, 2020.
Our pro forma net tangible book value as of March 31, 2020 was $4.9 million, or $4.1 per common share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 1,137,768 Class B common shares into an aggregate of    common shares. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2020, after giving effect to the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 1,137,768 Class B common shares into an aggregate of    common shares.
After giving effect to the sale by us of common shares in this offering at an assumed initial public offering price of $   per common share, which is the midpoint of the estimated price range on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020, would have been $   , or $   per common share. This amount represents an immediate increase in pro forma net tangible book value of $   per common share to our existing shareholders and an immediate dilution in net tangible book value of $    per common share to new investors purchasing common shares in this offering at the assumed initial public offering price. We determine dilution by subtracting the pro forma as adjusted net tangible book value per common share after this offering from the amount of cash that a new investor paid for a common share.
The following table illustrates this dilution to new investors on a per share basis:
Assumed initial public offering price per common share	$
Historical net tangible book value per common share as of March 31, 2020	$4.3

Increase in net tangible book value per share as of March 31, 2020 attributable to the conversion of Series A preferred share, Series B preferred shares, Series C preferred shares and Class B common shares
$
Pro forma net tangible book value per common share as of March 31, 2020 before giving effect to this offering	$
Increase in pro forma net tangible book value per common share attributable to new investors in this offering	$
Pro forma as adjusted net tangible book value per common share as of March 31, 2020 after giving effect to this offering	$
Dilution per share to new investors in this offering	$
A $1.00 increase or decrease in the assumed initial public offering price of $   per common share, which is the midpoint of the estimated price range on the cover of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value by $   million, the pro forma as adjusted net tangible book value per share by $   per common share, and dilution per share to new investors purchasing shares in this offering by $   per common share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $   and decrease the dilution per share to new investors participating in this offering by $  , assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated expenses payable by us. A decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $    and increase the dilution per share to new investors participating in this offering by $   , assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.
If any shares are issued upon exercise of the Amazon Warrant, or if additional options or other equity awards are granted and exercised or become vested, or if other issuances of common shares are made, you will experience further dilution.
The table below summarizes as of March 31, 2020, on the pro forma as adjusted basis described above, the number of our common shares, the total consideration and the average price per share (a) paid to us by existing shareholders and (b) to be paid by new investors purchasing our common shares in this offering at an assumed initial public offering price of $   per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration
	Number	Percent	Amount (in millions)	Percent	Average Price Per Share
Existing shareholders
New investors in this offering
Total
A $1.00 increase or decrease in the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $   million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by   % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by   %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $    and, in the case of an increase, would increase the percentage of total consideration paid by new investors by    % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by   %, assuming no change in the assumed initial public offering price.
The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional common shares in full, the number of common shares beneficially owned by existing shareholders would decrease to approximately    % of the total number of common shares outstanding after this offering, and the number of shares held by new investors will be increased    % of the total number of common shares outstanding after this offering.

The foregoing tables and calculations are based on the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 1,137,768 Class B common shares into an aggregate of    common shares, and excludes:
•	714,020 common shares issuable in respect of Class B common shares that have been issued under the 2018 Restricted Share Plan and remain subject to vesting conditions;
•
707,535 common shares available for future issuance as of March 31, 2020 under the 2018 Restricted Share Plan (all of which were transferred to the 2020 LTIP, which was approved; and adopted on May 20, 2020, and included in a total of 1,287,326.13 common shares issuable thereunder as of May 20, 2020); and

•	up to 1,443,740.49 common shares issuable upon exercise of the Amazon Warrant.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
The following selected consolidated historical financial and other data of IBEX Limited should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated historical financial data as of June 30, 2019 and 2018 and for the years then ended are derived from the audited consolidated financial statements of IBEX Limited, included elsewhere in this prospectus and should be read in conjunction with those audited consolidated financial statements. The selected consolidated historical financial data as of March 31, 2020 and for the nine month periods ended March 31, 2020 and 2019 are derived from the unaudited condensed consolidated interim financial statements of IBEX Limited included elsewhere in this prospectus and should be read in conjunction with those unaudited condensed consolidated interim financial statements except the statement of financial position data as of March 31, 2019 which is sourced from the unaudited and unreviewed internal management accounts information. The unaudited condensed consolidated interim financial statements and the statement of financial position data as of March 31, 2019 have been prepared in accordance with IAS 34, Interim Financial Reporting, and, in the opinion of our management, include all normal recurring adjustments necessary for a fair presentation of the information set forth therein. Our historical results are not necessarily indicative of the results that may be expected for any future period.
Our statements of financial position data at June 30, 2019 and our statements of profit or loss and other comprehensive income data for the fiscal year then ended reflect the impact of our adoption, effective July 1, 2018 of IFRS 15 – Revenue from Contracts with Customers and IFRS 16 – Leases. Our statements of financial position data at June 30, 2019 and our statements of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2019 and 2018 reflect our disposition of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and its treatment as a discontinued operation. For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.” For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.
	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2020	2019	2019	2018
	(unaudited)
	(in thousands, except share and per share amounts)
Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	$ 304,255	$280,465	$368,380	$342,200
Payroll and related costs	(207,246)	(191,494)	(254,592)	(252,925)
Share-based payments	119	(4,039)	(4,087)	(8,386)
Reseller commission and lead expenses	(13,604)	(23,038)	(27,877)	(28,059)
Depreciation and amortization	(18,460)	(15,692)	(20,895)	(12,182)
Other operating expenses	(44,817)	(37,120)	(54,124)	(58,425)
Income/(loss)/income from operations	20,247	9,082	6,805	(17,777)
Finance expenses	(7,190)	(5,458)	(7,709)	(3,093)
Income/(loss) before taxation	13,057	3,624	(904)	(20,870)
Income tax (expense)/benefit	(1,482)	(3,496)	(3,615)	108
Net income/(loss) for the period, continuing operations	11,575	128	(4,519)	(20,762)

	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2020	2019	2019	2018
	(unaudited)
	(in thousands, except share and per share amounts)
Net income on discontinued operation, net of tax	—	11,085	15,484	4,881
Net income/(loss) for the period	$11,575	$11,213	$10,965	$(15,881)
Loss per share from continuing operations attributable to the ordinary equity ordinary holders of the parent
Basic earnings/loss per share	$—	$—	$—	$—
Diluted earnings/(loss) per share	$—	$—	$(0.36)	$(1.85)
Loss per share attributable to ordinary equity holders of the parent - diluted(1)
Basic earnings/loss per share	$—	$—	$—	$—
Diluted earnings/(loss) per share	$—	$—	$—	$(1.42)
Weighted average number of shares outstanding – basic	1,137,768	859,556	956,835	—
Weighted average number of shares outstanding – diluted	12,678,194	12,338,691	12,461,182	11,195,649
Statements of Financial Position Data:
Cash and cash equivalents	15,471	13,437	8,873	13,519
Total assets	196,187	246,631	188,302	157,081
Borrowings current	32,457	41,344	41,835	51,876
Due to related parties	6,106	5,899	6,169	11,546
Borrowings non-current	4,865	41,695	7,184	9,880
Total non-current liabilities	74,749	97,273	68,293	12,894
Total liabilities	176,063	210,250	179,674	(129,128)
Total equity	20,124	36,381	8,628	27,953

Statements of Cash Flows Data:
Net cash (outflow)/inflow from operating activities	$33,653	$(3,820)	$2,202	$(5,747)
Net cash used in investing activities	$(4,195)	$(2,795)	$(9,084)	$(5,439)
Net cash inflow/(outflow) from financing activities	$(22,822)	$6,789	$2,552	$3,187

Other Financial and Operating Data:
Revenue from Customer Management segment(2)	N/A	N/A	$315,483	$285,120
Revenue from Customer Acquisition segment	N/A	N/A	$52,897	$57,080
Adjusted EBITDA from continuing operations (unaudited)(3)	$40,622	$28,909	$36,295	$4,296
Adjusted EBITDA from continuing operations margin (unaudited)(4)	13.4%	10.3%	$9.9%	1.3%
Adjusted EBITDA from continuing operations excluding IFRS 15 & 16 (unaudited)(6)	N/A	N/A	$23,650	$4,296
Adjusted EBITDA from continuing operations margin excluding IFRS 15 & 16 (unaudited)(6)	N/A	N/A	6.4%	1.3%
Net Debt (unaudited)(5)	$101,391	$128,125	$109,380	$49,437
Net Debt excluding IFRS 16 (unaudited)(6)	$29,222	$70,822	$42,466	$49,437
Net Debt, continuing operations, excluding IFRS 16 (unaudited)(6)	$29,222	$40,951	$42,466	$38,657
(1)	See Note 20 to our audited consolidated financial statements and Note 14 to our unaudited condensed consolidated interim financial statements included in this prospectus for additional information regarding the calculation of basic and diluted earnings/(loss) per share attributable to equity holders of the parent and weighted average number of shares outstanding - basic and diluted.
(2)	Historically, we conducted our business in two reporting segments, Customer Acquisition and Customer Management. Effective July 1, 2019, we began reporting our results on a single segment basis.
(3)
We define “EBITDA from continuing operations ” as net (loss)/income less discontinued operation, net of tax before finance costs, finance costs related to right-of-use of leased assets, depreciation and amortization, depreciation of right-of-use of leased assets, and income tax (credit)/expense.

We define “Adjusted EBITDA from continuing operations” as EBITDA from continuing operations before the effect of the following items: litigation and settlement expenses, foreign exchange losses, goodwill impairment, other income, share-based payments and certain non-cash and non-recurring charges that we believe are not reflective of our long-term performance." We use Adjusted EBITDA from continuing operations internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that Adjusted EBITDA from continuing operations is a meaningful indicator of the health of our business as it reflects our ability to generate cash that can be used to fund recurring capital expenditures and growth. We also believe that Adjusted EBITDA from continuing operations is widely used by investors, securities analysts and other interested parties as a supplemental measure of performance and liquidity.
Adjusted EBITDA from continuing operations may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Some of these limitations are as follows:
•
although depreciation and amortization expense is a non-cash charge, the assets being depreciated and amortized may have to be replaced in the future, however, Adjusted EBITDA from continuing operations does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
Adjusted EBITDA from continuing operations is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future; and

•
other companies, including companies in our industry, may calculate Adjusted EBITDA from continuing operations or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA from continuing operations along with other IFRS-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net (loss)/income and our other IFRS financial results.

The following table provides a reconciliation of Adjusted EBITDA from continuing operations from net (loss)/income for the periods presented:
	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2020	2019	2019	2018
	(unaudited)
	($ in thousands)
Reconciliation of Adjusted EBITDA from Continuing Operations from Net (Loss) / Income
Net (loss)/income for the period	$ 11,575	$11,213	$10,965	$(15,881)
Net income on discontinued operation, net of tax	—	(11,085)	(15,481)	(4,881)
Net loss, from continuing operations	$ 11,575	$128	(4,519)	(20,762)
Finance expenses	7,190	5,458	7,709	3,093
Income tax (benefit)/expense	1,482	3,496	3,615	(108)
Depreciation and amortization	18,460	15,692	20,895	12,182
EBITDA from continuing operations(a)	$ 38,707	$24,774	$27,700	$(5,595)

Non-recurring expenses(b)	$1,397	$—	$4,239	$4,112
Foreign exchange losses	523	925	1,274	1,266
Other income(c)	(518)	(464)	(641)	(547)
Fair value adjustment(d)	632	(365)	(364)	(3,326)
Share-based payments(e)	(119)	4,039	4,087	8,386
Adjusted EBITDA from continuing operations	$40,622	$28,909	$36,295	$4,296
(a)
EBITDA from continuing operations includes the impact of the adoption of IFRS 16 in the nine months ended March 31, 2020 and 2019, and fiscal year ended June 30, 2019 (see Note 25.8 to our audited financial statements included elsewhere in this prospectus).

(b)
For the nine months ended March 31, 2020, we incurred non-recurring expenses of $1.4 million related to COVID-19 net expenses (expenses net of customer reimbursements) of $0.7 million, legal settlement of $0.1 million and listing expenses of $0.6 million. The COVID-19 expenses primarily include the additional hoteling and transportation expenses incurred due to the Pandemic.

For the fiscal year ended June 30, 2019, we incurred non–recurring legal expenses (including legal settlements) of $4.2 million related to IBEX Global Solutions Limited and, for the year ended June 30, 2018, we incurred non-recurring legal expenses of $0.3 million related to DGS EDU LLC and $1.3 million related to IBEX Global Solutions Limited, severance expenses of $1.1 million related to IBEX Global Solutions Limited and listing expenses of IBEX Limited of $1.4 million.
(c)
For the nine months ended March 31, 2020, other income represented deferred income of $0.5 million and for the nine months ended March 31, 2019, other income represented the proceeds from the sale of DGS EDU LLC of $0.2 million and deferred income of $0.3 million.

For the fiscal year ended June 30, 2019, other income represented the proceeds from the sale of DGS EDU LLC of $0.2 million and deferred income of $0.4 million related to IBEX Global Solutions Limited and, for the year ended June 30, 2018, other income represented proceeds from a legal settlement received by Digital Globe Services, Inc. of $0.2 million and insurance proceeds of $0.3 million received by IBEX Global Solutions Limited.
(d)
For the nine months ended March 31, 2020 and 2019, we recorded a revaluation associated with the Amazon    Warrant (see Note 20 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus).

For the year ended June 30, 2019 and 2018, we recorded a revaluation associated with the Amazon Warrant (see Note 28 to our audited financial statements included elsewhere in this prospectus).
(e)
For the nine months ended March 31, 2020, this amount represents share-based payment expenses and, for the nine months ended March 31, 2019, this amount includes the cancellation of the 2017 IBEX Stock Plan (“2017 IBEX Plan”) and the phantom stock plans ($3.3 million) partially offset by the elimination of the liability associated with the phantom stock plans ($1.0 million).

For the year ended June 30, 2019, the amount includes the cancellation of the 2017 IBEX Plan and the phantom stock plans ($3.3 million), partially offset by the elimination of the liability associated with the phantom plans ($1.0 million). For the fiscal year ended June 30, 2018, share-based payments were primarily related to share-based payments expense of $8.4 million pertaining to options to purchase an aggregate of 1,633,170 common shares awarded from December 22, 2017 through and including June 30, 2018, net of 145,399 option forfeitures.
(4)	We calculate “Adjusted EBITDA from continuing operations margins” as Adjusted EBITDA from continuing operations divided by revenue.
(5)	The following table provides a reconciliation of Net Debt, Net Debt excluding IFRS Impact, and Net Debt, continuing operations, excluding IFRS 16 from total debt:
	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2020	2019	2019	2018
	(unaudited)
	($ in thousands)
Net Debt Reconciliation
Borrowings – non current	$4,865	$41,695	$7,184	$9,880
Lease liabilities – non current(a)	$66,851	$48,681	58,602	—
Borrowings – current	$32,457	$41,344	41,835	51,876
Lease liabilities – current(a)	$12,689	$9,842	10,632	—
Convertible loan note – related party	—	—	—	1,200
Total Debt	$ 116,862	$ 141,562	$118,253	$62,956
Less: Cash and cash equivalents	$15,471	13,437	8,873	13,519
Net Debt	101,391	128,125	$109,380	$49,437
IFRS 16 Impact(a)	72,169	57,303	66,914	—
Net Debt excluding IFRS 16 Impact(a)	29,222	70,822	42,466	49,437
Net Debt in discontinued operations	—	(29,871)	—	(10,780)
Net Debt, continuing operations, excluding IFRS 16	29,222	40,951	42,466	38,657
(a)
Total Debt includes non-current lease liabilities of $58.6 million and current lease liabilities of $10.6 million ($69.2 million in total) as of June 30, 2019. Net debt, excluding IFRS 16, excludes the impact of lease liabilities of $66.9 million which, in 2018, were treated as operating leases. The remaining balance of $2.3 million relates to items previously accounted for as obligations under finance leases.

(6)
For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our audited consolidated financial statements and unaudited condensed consolidated interim financial statements and the related notes and other financial information included elsewhere in this prospectus. The audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the IASB. This discussion contains forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” and “Forward Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
COVID-19
For details on the effect of COVID-19 on our performance, see “Recent Developments — COVID-19” and “Risk Factors — Risks Related To Our Business — The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19 on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States and local governmental authorities in our international sites and our clients in response to the pandemic.”
Overview
IBEX is a leading global customer experience (“CX”) company delivering solutions to help the world’s preeminent brands more effectively engage with their customers.
The outsourced industry is undergoing a paradigm shift with blue chip companies in traditional industries pivoting toward digitally-enabled marketplaces and increasingly digitally-native consumers. Companies are reacting to this shifting landscape with a relentless focus on CX and customer lifetime value (“LTV”). They are beginning to view their customer contact center providers as essential partners and extensions of their brand rather than cost centers that manage customer interaction. We define this new model and vantage point as “BPO 2.0” and believe that our differentiated suite of services and organizational characteristics uniquely position us to lead in this market, including:
•	services that span the full customer lifecycle, ranging from customer acquisition to customer engagement to managing and measuring the customer experience;
•	technology tools that enhance ambassador performance and drive unique client insights;
•	multiple channels of engagement, ranging from voice to fast-growing digital channels such as chat and email;
•	differentiated global delivery centers, where we have been successful in offering clients lower costs while maintaining high levels of quality; and,
•	unique, highly engaged culture that is overseen by a highly experienced management team that is flexible and moves at the speed of the client.
This marketplace driven shift to BPO 2.0 has been critical in our success, as we are well positioned on the leading edge which is demonstrated by our above-average revenue growth rates and success with both new economy and traditional blue chip branded clients. Our “New Economy” business, where we work with the faster-growing, new economy brands, has grown at a CAGR of 230% for the last four years. We define New Economy clients as those that are experiencing high degrees of top-line growth which, in turn, drives significant increases in such companies’ volume requirements for customer care BPO solutions. Between fiscal year 2015 and 2019, this category grew from 0.2% to 22.0% of our revenue. We have also been able to win blue chip brands that are looking for providers with a more innovative and outcome-oriented focus on customer engagement. Our work with New Economy clients has resulted in a rapid expansion of our non-voice solutions where we engage our client’s customers through means, such as chat and email. Our revenue from non-voice channels has similarly grown at a rapid CAGR of 55% over the last four years.
Through our integrated Customer Lifecycle Experience (“CLX”) platform, we provide solutions that span the entire customer lifecycle and range from broad-based integrated offerings to more customized solutions focused on specific client needs. Our top ten clients use an average of more than five services across our CLX platform.
Our CLX Suite of Solutions
Digital (Digital Marketing) “Add customers.”	Connect (Customer Engagement) “Engage customers.”	CX (Feedback Analytics) “Grow relationships.”
Digital Marketing	Customer Service	Multi-Channel Digital Surveys
Lead Generation	Billing Support	Real-Time Issue Resolution
Online Sales	Technical Support	Analytics & Business Intelligence
Optimization	Up-Sell/Cross-Sell Retention / Renewals	Text / Sentiment Analytics
Lead Conversion	Win-backs
During the fiscal year 2019, we managed approximately 138 million interactions with consumers on behalf of our clients through an omni-channel approach, using voice, web, chat and email. While traditional channels (voice) still account for a majority of our revenue, our revenue from non-voice channels (web, chat and email) increased from $33.3 million in the nine months ended March 31, 2019 to $51.4 million in the nine months ended March 31, 2020, and increased from $8.1 million in the fiscal year ended June 30, 2015 to $46.9 million in the fiscal year ended June 30, 2019. Non-voice revenue as a percentage of total revenue increased from 13.6% in the quarter ended March 31, 2019 to 16.8% in the quarter ended March 31, 2020, 11.9% in the nine months ended March 31, 2019 to 16.9% in the nine months ended March 31, 2020, and increased from 2.9% in the fiscal year ended June 30, 2015 to 12.7% in the fiscal year ended June 30, 2019. During the nine months ended March 31, 2020 and 2019, 76.0% and 48.6%, respectively, and during the fiscal years ended June 30, 2019 and 2018, 56.5% and 32.6%, respectively, of our revenue growth was attributable to the expansion of our non-voice business. The growth of our non-voice business has a positive impact on our profitability because our non-voice business has a higher workstation capacity utilization. In addition, ambassador attrition rate has been lower for our non-voice business, which saves us significant costs associated with hiring and training.
Our clients fit primarily within two categories. The first category is made up of mostly Fortune 500 brands, across a broad range of industries that have large customer bases and rely on outsourced providers to maximize customer retention and improve customer expansion. We refer to these clients as “blue chip” companies. Increasingly, clients in this category look to us as a nimble provider offering differentiated services as they face challenges in the wake of digital disruption. We apply our execution expertise and end-to-end CLX technology suite to enable these clients to adapt in a changing environment that requires a different type of customer experience for digital-native consumers. The second category of clients we serve are digitally-driven “disruptors.” We refer to these clients as the “New Economy” companies. They tend to be faster-growing brands in high-growth industry verticals, such as (but not limited to) technology, e-commerce and consumer services. Our New Economy business is designed to meet these needs for new economy verticals and high-growth requirements, with a focus on launch, speed-to-performance and scale. While many of these New Economy clients are smaller, fast growing companies, there are several Fortune 500 companies within that group, such as Amazon and one of the leading ride-sharing companies in the United States. The success of our New Economy initiative with high-growth technology, e-commerce and consumer services clients is a key driver in the increase of our revenue from non-voice channels, and, as a result, has a positive effect on our profitability. Between fiscal year 2015 and fiscal year 2019, our revenue attributable to the high-growth New Economy business vertical increased at a 230% CAGR. In the nine months ended March 31, 2020, we derived $83.5 million, or 27.4%, of our revenue up from $58.0 million, or 20.7%, of our revenue in the nine months ended March 31, 2019 from our New Economy clients. In the quarter ended March 31, 2020, and March 31, 2019 we derived 28.6% and 24.3% of our revenue, respectively, from our New Economy clients. In fiscal year 2019, we derived $81.2 million, or 22.0% of our revenue, up from $45.9 million, or 13.4%, of our revenue in fiscal year 2018 and $0.7 million, or 0.2% of our revenue, in fiscal year 2015 from our New Economy clients. During the nine months ended March 31, 2020 and 2019, 100% and 100%, respectively, of our revenue growth was attributable to the expansion of our New Economy business vertical. During the fiscal years ended June 30, 2019 and 2018, 100% and 90%, respectively, of our revenue growth was attributable to the expansion of our New Economy business vertical. While most other client segments operate under economics typical of the outsourced customer care industry, the success of our New Economy business vertical is a result of differentiating factors such as its growth trajectory, its contribution to profitability and the greater propensity for these clients to leverage digital forms of service delivery.
Our delivery centers are strategically located in labor markets with relatively low levels of resource competition, which enables us to attract, hire and retain a highly engaged, well trained and motivated workforce, resulting in high levels of client satisfaction. In recent years, we have opened all of our new delivery centers in lower-cost markets outside the United States, such as the Philippines, Jamaica and Nicaragua, where we have been successful in offering our clients a lower cost base while maintaining high levels of quality. We believe that a key factor in our success has been our development of a unique ibex brand within these labor markets, where we have an attractive work culture, evidenced by multiple awards. We operate and staff our delivery centers in line with global health standards including appropriate social distancing, and complement these centers with a highly developed work-at-home program. In addition, a large portion of our services have been classified by the local authorities as essential in nature, allowing for the continued operation of those facilities through any lockdowns, and wherever appropriate and permitted by our clients, we have shifted any remaining work to a work-at-home platform.
We believe we have successfully taken share in the market and, as such, have maintained a growth trajectory that is in excess of the broader industry. As an example, of our top 10 clients, four have been onboarded since the beginning of fiscal year 2017. Of those four, we are providing an average of more than four services, which have been delivered across more than two major geographies (e.g., United States, Metro Philippines, Provincial Philippines, Jamaica, Nicaragua, Pakistan, and Senegal). A typical initial client launch involves providing a single solution from a single site and, therefore, we believe that our growth has been the result of excellent service delivery. It is our overall thesis that being awarded multiple services across several geographies serves as a proxy for our trusted client relationships and the value clients recognize in our offerings. We operate in 2.3 geographies on average for our top ten clients. Furthermore, our profitability has increased at a rate significantly higher than our revenue growth. For the nine months ended March 31, 2020, our revenue was $304.3 million, our net income was $11.6 million, our net income, continuing operations, was $11.6 million and our Adjusted EBITDA from continuing operations was $40.6 million. For the nine months ended March 31, 2019, our revenue was $280.5 million, our net income was $11.2 million, our net income, continuing operations, was $0.1 million, and our Adjusted EBITDA from continuing operations was $28.9 million. For the fiscal year ended June 30, 2019, our revenue was $368.4 million, our net income was $11.0 million, our net loss, continuing operations, was $4.5 million and our Adjusted EBITDA from continuing operations was $36.3 million. For the fiscal year ended June 30, 2018, our revenue was $342.2 million, our net loss was $15.9 million, our net loss, continuing operations, was $20.8 million and our Adjusted EBITDA from continuing operations was $4.3 million. See “Reconciliation of Adjusted EBITDA from Continuing Operations from Net (Loss)/Income” on page 16.
Our financial position at June 30, 2019 and our results of operations for the fiscal years ended June 30, 2019 and 2018 reflect our disposition of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and its treatment as a discontinued operation. Our results of operations for the nine months ended March 31, 2020 and 2019, and the fiscal year ended June 30, 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases. IFRS 15 has been implemented using the cumulative effect method, and IFRS 16 using the modified retrospective approach. As a consequence, comparative amounts for the fiscal year ended June 30, 2018 are not restated to reflect the adoption of IFRS 15 and IFRS 16 but instead continue to reflect our accounting policies under IAS 18, Revenue, and IAS 17, Leases. For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.” For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.
Change in Reporting Segments
Historically, we conducted our business in two reporting segments, Customer Acquisition and Customer Management. Our audited consolidated financial statements as of June 30, 2019 and 2018 and for the fiscal years then ended are prepared on the basis of those two reporting segments. On June 26, 2019, we disposed of our health insurance acquisition business, which represented a significant portion of our Customer Acquisition segment, through the transfer of our equity interests in Etelequote Limited to our parent company, The Resource Group International Limited. We also integrated the remaining portion of our Customer Acquisition segment with our Customer Management business. In addition, the nature of our Customer Acquisition operations evolved during the last quarter of the fiscal year ended June 30, 2019 such that a significant portion of those operations bear significant similarity to the business conducted by our legacy Customer Management segment. As a result, effective July 1, 2019, we will report our results on a single segment basis. For financial statement purposes, Etelequote Limited is treated as discontinued operation as of June 30, 2019 and for the fiscal years ended June 30, 2019 and 2018.
Factors Affecting Comparability of Financial Position and Results of Operations
The comparability of our financial position and results of operations as of and for the fiscal years ended June 30, 2019 and 2018 is impacted due to the adoption of IFRS 16, Leases, and IFRS 15, Revenue from Contracts with Customers, both of which were adopted as of July 1, 2018.
IFRS 16
IFRS 16 replaced the existing standard for leases, IAS 17, and related interpretations. The new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value of $5,000.
In preparing our consolidated financial statements, we early adopted IFRS 16 under the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative amounts for the fiscal year ended June 30, 2018 are not restated to reflect the adoption of IFRS 16 but instead continue to reflect the lessee’s accounting policies under IAS 17.
Under IFRS 16, leases are accounted for based on a ‘right-of-use model.’ The model reflects that, at the commencement date, a lessee has a financial obligation to make lease payments to the lessor for its right to use the underlying asset during the expected lease term. The lessor conveys that right to use the underlying asset at lease commencement, which is the time when it makes the underlying asset available for use by the lessee.
As a result of our adoption of IFRS 16, our statement of financial position as of June 30, 2019 reflected an increase of $64.5 million in property and equipment and an increase of $66.9 million in lease liabilities, and our statement of profit or loss and other comprehensive income for the fiscal year then ended reflected a decrease of $11.7 million in other operating costs, an increase of $10.3 million in depreciation, an increase of $4.0 million in finance charges, and an increase of $2.6 million in net loss, continuing operations. As a result of the foregoing, Adjusted EBITDA from continuing operations increased by $11.7 million.

See Notes 3.2 and 6.2 to our audited consolidated financial statements included elsewhere in this prospectus for information relating to our adoption of IFRS 16, Leases.
IFRS 15
IFRS 15 establishes the principles that an entity applies when reporting information about the nature, amount, timing and uncertainty of revenue and cash flows from a contract with a customer. Applying IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
Under IFRS 15, training revenue is recognized on a straight-line basis over the life of the client contract, as it is not considered to have a standalone value to the customer. The related expenses are immediately charged to the income statement as incurred. We applied the cumulative catch-up approach, which retrospectively calculates the cumulative effect of initially applying the standard at the date of initial application. Comparative figures for the year ended June 30, 2018 are not restated to reflect the adoption of IFRS 15.
	FY 19	Excluding		FY 19
	As Reported	IFRS 15 impact	IFRS 16 impact	Excluding IFRS 15, 16	June 30, 2018
	(unaudited)
	(US$’000)
Revenue	368,380	(1,152)	—	369,532	342,200
Profit margin, continuing operations (%)	(1.2)%			(0.8)%	(6.1)%
Adjusted EBITDA from continuing operations margin (%)	9.9%			6.4%	1.3%
Net debt	109,380	—	66,914	42,466	49,437(a)
As a result of our adoption of IFRS 15, we increased our accumulated deficit, as of July 1, 2018, by $3.3 million in our statement of financial position, and our statement of profit or loss and other comprehensive income for the fiscal year ended June 30, 2019 reflected a decrease of $0.8 million in net loss, continuing operations.
See Notes 3.9 and 3.9.1 to our audited consolidated financial statements included elsewhere in this prospectus for information relating to our adoption of IFRS 15, Revenue from Contract with Customers.
The following table illustrates the impact of our adoption of IFRS 15 and 16 on our results of operations and net debt:
	FY 19	Excluding		FY 19
	As Reported	IFRS 15 impact	IFRS 16 impact	Excluding IFRS 15, 16	June 30, 2018
	(unaudited)
	(US$’000)
Net (loss)/income for the year	$10,965	(5,149)	3,150	8,966	$(15,881)
Net income on discontinued operations, net of tax	$(15,484)	4,305	(563)	(11,742)	(4,881)
Net income / (loss) for the year - continuing operations	(4,519)	(844)	2,587	(2,776)	(20,762)
Finance expense	7,709	—	(4,021)	3,688	3,093
Income tax expense / (benefit)	3,615	(81)	—	3,534	(108)
Depreciation and amortization	20,895	—	(10,286)	10,609	12,182
EBITDA from continuing operations	27,700	(925)	(11,720)	15,055	(5,595)

	FY 19	Excluding		FY 19
	As Reported	IFRS 15 impact	IFRS 16 impact	Excluding IFRS 15, 16	June 30, 2018
	(unaudited)
	(US$’000)
Non-recurring expenses	4,239	—	—	4,239	4,112
Foreign exchange losses	1,274	—	—	1,274	1,266
Other income	(641)	—	—	(641)	(547)
Fair value adjustment	(364)	—	—	(364)	(3,326)
Share-based payments	4,087	—	—	4,087	8,386
Adjusted EBITDA from continuing operations	36,295	(925)	(11,720)	23,650	4,296
Adjusted EBITDA from continuing operations margin (%)	9.9%			6.4%	1.3%
Net debt	109,380	—	66,914(b)	42,466	49,437(a)
(a)		June 30, 2018
		(unaudited)
	Net Debt excluding IFRS 16	$49,437
	Etelequote Limited - borrowings	(14,677)
	Etelequote Limited - related party loan	(1,200)
	Etelequote Limited - cash	5,097
	Net debt, continuing operations, excluding IFRS 16	38,657
(b)
Total Debt includes non-current lease liabilities of $58.6 million and current lease liabilities of $10.6 million ($69.2 million in total) as of June 30, 2019. Net debt, excluding IFRS 16, excludes the impact of lease liabilities of $66.9 million which, in 2018, were treated as operating leases. The remaining balance of $2.3 million relates to items previously accounted for as obligations under finance leases.

Discontinued Operations
On June 26, 2019, we transferred our equity interests in Etelequote Limited to our parent company, The Resource Group International Limited, in exchange for TRGI waiving its right to receive $47.9 million of the preference amount related to our Series C preferred shares (the “ETQ Spin-off”). After giving effect to the ETQ Spin-off, such Series C preferred shares are entitled to receive a preference amount of $38.3 million from voluntary or involuntary liquidation, dissolution or winding up of any proceeds after our Series A shareholders receive their entitlement. As a result of the ETQ Spin-off, Etelequote Limited is no longer a part of our ongoing business. For financial statement purposes, Etelequote Limited is treated as a discontinued operation for the fiscal years ended June 30, 2019 and 2018. As of June 30, 2018, our consolidated statement of financial position reflected the following amounts attributable to Etelequote Limited: property and equipment of $0.6 million, borrowings included a related party loan of $15.9 million and accumulated deficit of $7.4 million.
For more information, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.
Key Factors Affecting Our Performance
We believe that the following factors have affected our results of operations for the nine months ended March 31, 2020 and 2019 and the fiscal years ended June 30, 2019 and 2018.
COVID-19
For details on the effect of COVID-19 on our performance, see “Recent Developments — COVID-19” and “Risk Factors — Risks Related To Our Business — The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19 on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States and local governmental authorities in our international sites and our clients in response to the pandemic.
Client-Related Factors Affecting Revenues
Our revenues are heavily dependent upon our key client relationships. Our top three clients accounted for 45.0% and 51.8% of our revenue for the nine months ending March 31, 2020 and 2019, respectively, and 50.6% and 56.9% of our revenue for the fiscal years ended June 30, 2019 and 2018, respectively. We have actively pursued the diversification of our client base as demonstrated by the decrease in revenues from these top three clients as a percentage of our revenue.
On April 14, 2020, Frontier, our largest client measured by revenue as of March 31, 2020, filed a petition under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court, along with certain of its subsidiaries. For further details, see “Recent Developments — Frontier Chapter 11 Petition” and “Risk Factors — Risks Related To Our Business — Frontier Communications Corporation, has filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.”
A number of factors related to client activity that have impacted our revenues during the years ended June 30, 2019 and June 30, 2018 are discussed below:
New Client Wins
As a result of our growth strategy, we have been successful in winning an increasing number of new client engagements. The revenue impact of these wins is expected to take place on a multi-year basis, given the time frame associated with the hiring and training activity for a new client ramp, as well as client roll-out calendars. During the nine months ended March 31, 2020 and March 31, 2019, we continued to realize the benefits of new client revenues, as well as the impact of increasing revenues from new clients wins in recent prior years. Historically, our in-year new client wins have generated 2.5x to 4.5x revenue over the second and third year of the engagement. In the nine months ended March 31, 2020, we had fifteen (15) new client wins that generated $5.7 million in revenue versus twenty (20) new clients and $8.5 million in revenue in the nine months ended March 31, 2019. The new client wins in the nine months ended March 31, 2019 generated $34.4 million in revenue in the nine months ended March 31, 2020. As the new clients wins in fiscal year 2019 ramp and bill for a full year, we expect the revenues to follow a similar pattern.
Outsourcing Strategy
Large enterprises generally have sophisticated outsourcing strategies that seek to identify the strongest vendors in targeted markets rather than seeking one global provider for all markets. The client selection process typically considers scale, quality of the facilities, and strength of leadership and brand of the provider in the selected market. Clients will usually reward higher-performing vendors with a greater share of their spend on customer interaction solutions. Changes in geographic strategy, where a client is looking to move business from onshore to offshore or nearshore, or balance their workload between nearshore and offshore, often create opportunities for outsourced customer interaction providers. Our geographic growth with clients is a key part of our overall growth.
Provider Performance
Generally, our clients will re-allocate spend and market share in favor of outsourcing providers who consistently perform better and add more value than their competitors. Such re-allocation of spend can either take place on a short term basis as higher performing providers are shielded by the client against demand volatility, or on a longer term basis as the client shifts more and more of its overall outsourcing spend and volume to higher performing providers. In addition to our growth due to new client wins, our revenues have increased with our existing clients as a result of performance-based market share gains.
Client’s Underlying Business Performance
Demand for customer interaction services reflects a client’s underlying business performance and priorities. Growth in a client’s business often results in increased demand for our customer engagement solutions, which we believe was demonstrated in fiscal years 2019 and 2018 as demand for our customer engagement solutions from some of our new high-growth clients in the technology sector increased. Conversely, a decline in a client’s business generally results in a decrease in demand for our customer engagement solutions, coupled with an increase in demand for our customer acquisition and expansion solutions. The correlation between business performance and demand for outsourced customer interaction solutions can therefore be complex, and depends upon several factors such as vendor consolidation, growth investment focus and overall business environment, which can result in short term revenue volatility for providers.
Product Cycles
Many of our clients regularly upgrade their product or service mix, which impacts their demand for CLX service. For example, one of our largest clients has, in recent years, followed a product release cycle which results in demand spikes that can vary in volume depending on product complexity and customer demand.
Pricing
Our revenues are dependent upon both volumes and unit pricing for our various CLX services. Client pricing is often expressed in terms of a base price as well as, in limited cases, with bonuses and occasionally penalties depending upon our achievement of certain client objectives. While base pricing during fiscal years 2019 and 2018 was largely stable, we did experience periodic fluctuations based upon achievement of bonuses or incurrence of penalties.
Within our customer engagement solution, pricing for services delivered from onshore locations is higher than pricing for services delivered from offshore locations. This difference in pricing is due to the higher wage levels in onshore locations. Accordingly, a shift in service delivery location from onshore to offshore locations results in a decline in absolute revenues; however, margins tend to increase, in percentage and often in absolute terms, as compared to onshore service delivery.
Factors Affecting our Operating Profit Margins
A number of factors have affected our operating profit margins during the nine months ended March 31, 2020 and 2019 and the fiscal years ended June 30, 2019 and 2018, as follows:
Capacity Utilization
As a significant portion of our customer interaction services are performed by customer-facing ambassadors located in delivery facilities, our margins are impacted by the level of capacity utilization in those facilities. We incur substantial fixed expenses in operating such facilities, such as rent expenses and site management overhead expenses. The greater the volume of interactions handled, the higher the utilization level of workstations within those facilities and the revenues generated to cover those fixed costs, thus the greater the percentage operating margin.
As our geographic delivery location mix has continued to shift toward offshore and nearshore locations, we have invested in additional facilities in Jamaica, Nicaragua and the Philippines, with that additional capacity being gradually absorbed during fiscal years 2019 and 2018. As a result, while we experienced margin pressure in fiscal year 2018 due to the temporary effect of the lower capacity utilization in our newer offshore and near-shore facilities, our results in the nine months ended March 31, 2020 and fiscal year 2019 reflected the positive margin impact of the increase in capacity utilization of those facilities.

Labor Costs
When compensation levels of our employees increase, we may not be able to pass on all or a portion of such increased costs to our clients or do so on a timely basis, which tends to depress our operating profit margins if we cannot generate sufficient offsetting productivity gains. For example, during the current economic up-cycle in the United States, competition for contact center ambassadors has been increasing from other sectors of the economy and has resulted in upwards wage pressure. Towards the end of fiscal year 2017, we increased base compensation for our ambassadors in many of our U.S.-based facilities, which resulted in pressure on operating margins from our activities requiring U.S. service delivery. In fiscal year 2019 and during the second half of fiscal year 2018, we offset these wage increases with higher ambassador quality and increased productivity, leading to financial improvements. Furthermore, our overall labor cost as a percentage of revenue has decreased due to the aforementioned shift in mix of delivery location from onshore delivery centers to nearshore and offshore centers. As a percentage of revenue, our payroll and related costs decreased to 68.1% to 68.3% for the nine months ended March 31, 2020 and 2019, respectively, and 69.1% from 73.9% for the fiscal years ended June 30, 2019 and 2018, respectively.
Attrition Among Customer Facing Ambassadors
The delivery center industry is generally characterized by high employee turnover. Such turnover has a significant impact upon profitability as recruiting and training expenses are incurred to replace departing ambassadors. The improving economy in the United States has increased our U.S. ambassador turnover, as ambassadors are able to access other opportunities. Conversely, our Customer Acquisition solution and our international offshore and nearshore operations have historically experienced low levels of turnover. Other considerations such as company culture, work conditions and general employee morale are key factors that impact employee turnover.
Delivery Location
We generate significantly greater profit margins from our work carried out by ambassadors located in offshore and nearshore geographies compared to our work carried out from locations in the United States. As a result, our operating margins are significantly influenced by the proportion of our work delivered from these higher margin locations. Over time we have expanded and further diversified our delivery network by adding facilities in these locations offering a significant relative cost advantage. At end of fiscal year 2015, approximately 45% of delivery as a percentage of total workstations was located onshore with only 36% was offshore and the remaining 18% in Rest of World (“RoW”) centers. By workstation count, this consisted of a total of 8,560 workstations, split between 3,889 onshore, 3,120 offshore, and 1,551 in RoW centers. By 2018, we had more than 2,300 workstations in nearshore locations, including Jamaica and Nicaragua, and reduced the percentage onshore to less than 30%. Our percentage of workstations in nearshore and offshore centers increased to 64.1% from 55.3% as of March 31, 2020 and 2019, respectively, and to 56.9% from 51.4% as of June 30, 2019 and 2018, respectively.
Inelasticity of Labor Costs Relative to Short-Term Variations in Client Demand
As our business depends on maintaining large numbers of ambassadors to service our clients’ business needs, we tend not to terminate ambassadors on short notice in response to temporary declines in demand in excess of agreed levels, as rehiring and retraining ambassadors at a later date would force us to incur additional expenses. Furthermore, any termination of our employees also generally involves the incurrence of significant additional costs in the form of severance payments or early notice periods to comply with labor regulations in the various jurisdictions in which we operate our business, all of which would have an adverse impact on our operating profit margins. Similarly, we do tend to delay increases in overall headcount upon increases in short-term demand, preferring to increase ambassador utilization and compensating ambassadors for the increased workload. Accordingly, these factors constrain our ability to adjust our labor costs for short-term declines in demand, but also allow us to realize significant margin accretion upon short term increases in demand that can be handled by our existing workforce. These factors are especially relevant in situations where we are paid by clients based upon actual work performed, rather than upon the number of ambassadors made available to perform client work.

Increases in Expenses Related to Sourcing or Generating Leads
A key element of our customer acquisition solution is the generation or purchase of leads or projects. We either generate our leads ourselves, often through digital means, or purchase our leads from external sources. Any increase in the cost of sourcing or generating leads or changes in the rate of conversion of those leads could impact our profit margins. We occasionally experience some volatility in our internal lead generation costs, either due to competitive keyword bidding by other digital marketing agencies, or due to bidding restrictions imposed by our clients.
Increased Up-Front Costs Driven by Increased Demand
Aside from short-term increases in demand for which we tend to delay increases in headcount, an increase in demand for customer interaction services typically results in an up-front increase in employee compensation expenses, due to the in-advance need to hire and train additional employees, predominantly delivery center ambassadors, to service client campaigns. As these expenses for hiring and training our employees are typically incurred in a period before the revenues associated with the increase in demand are recognized, it has the effect of causing an initial decrease in our operating profit margins prior to the full impact of the profitability from the additional demand.
Net Effect of Currency Exchange Rate Fluctuations
While substantially all of our revenues are generated in U.S. dollars, a significant portion of our operating expenses are incurred outside of the United States and paid for in respective foreign currencies, principally the local currencies of the Philippines, Jamaica, Pakistan and Nicaragua. During the nine months ended March 31, 2020 and March 31, 2019, out of our total employee benefits expenses, 25.5% and 19.4%, respectively, were incurred in the Philippines (in Philippine Pesos), 13.04% and 9.50%, respectively, were incurred in the Jamaica (in Jamaican Dollar), and 7.1% and 7.2%, respectively, were incurred in Pakistan (in Pakistani Rupees). During the fiscal years ended June 30, 2019 and June 30, 2018, out of our total employee benefits expenses, 20.3% and 18.1%, respectively, were incurred in the Philippines (in Philippine Pesos), 10.04% and 6.69%, respectively, were incurred in the Jamaica (in Jamaican Dollar) and 7.0% and 7.6%, respectively, were incurred in Pakistan (in Pakistani Rupees). As a result, our operations are subject to the effects of changes in exchange rates against the U.S. dollar. During the nine months ended March 31, 2020, the Philippine Peso strengthened against the U.S. dollar by 0.8% from 51.4 Philippine Pesos per U.S. dollar in June 2019 to 51.0 Philippine pesos per U.S. dollar in March 2020, the Jamaican Dollar weakened against the U.S. dollar by 1.1% from 132.2 Jamaican Dollar per U.S. dollar in June 2019 to 133.7 Jamaican Dollar per U.S. dollar in March 2020 and the Pakistani Rupee weakened against the U.S. dollar by 4.2% from 160.0 Pakistani Rupees per U.S. dollar in June 2019 to 166.7 Pakistani Rupees per U.S. dollar in March 2020. The strengthening of the Philippine Peso has resulted in an increase in our operating expenses, whereas the weakening of the Jamaican Dollar and Pakistani Rupees had a positive impact on our operating costs, for the nine months ended March 31, 2020. During the fiscal year ended June 30, 2019, the Philippine Peso strengthened against the U.S. dollar by 4.0% from 53.5 Philippine Pesos per U.S. dollar in June 2018 to 51.3 Philippine pesos per U.S. dollar in June 2019, whereas the Jamaican Dollar weakened against the U.S. dollar by 1.5% from 130.2 Jamaican Dollar per U.S. dollar in June 2018 to 132.2 Jamaican Dollar per U.S. dollar in June 2019 and Pakistani Rupee weakened against the U.S. dollar by 31.7% from 121.5 Pakistani Rupees per U.S. dollar in June 2018 to 160.0 Pakistani Rupees per U.S. dollar in June 2019. The strengthening of the Philippine Peso has resulted in an increase in our operating expenses, whereas the weakening of the Pakistani Rupees had a positive impact on our operating costs for the year ended June 30, 2019. See “— Qualitative and Quantitative Disclosures about Market Risk — Foreign Currency Exchange Risk.”
Seasonality
Our business performance is subject to seasonal fluctuations. Within our customer engagement solution, some of our retail-facing clients undergo an increase in activity during the year-end holiday period. These seasonal effects cause differences in revenues and expenses among the various quarters of any financial year, which means that the individual quarters should not be directly compared with each other or be used to predict annual financial results. This intra-year seasonal fluctuation in demand is in accord with historic experience in the BPO industry, with increased volumes during the fourth calendar quarter of the year.
Within our customer acquisition solution, our revenues may increase during the summer period when households tend to move and activate telecommunications services in their new homes, as well as during the final quarter of the calendar year when the year-end holiday season begins.
Key Operational Metrics
We regularly prepare and review the following key operating indicators to evaluate our business, measure our performance, identify trends in our business, prepare financial projections, allocate resources and make strategic decisions:
Workstations
The number of workstations at all of our delivery centers is a key volume metric for our business. It is defined as the number of physical workstations at a delivery center location used for production (excluding, for example, workstations in training rooms or those used by supervisors). A single workstation will typically be used for multiple shifts, and therefore there will typically be more delivery center ambassadors than utilized workstations. From fiscal year ended June 30, 2015 through June 30, 2019, our number of workstations in offshore and nearshore locations increased at a CAGR of 24%.
Capacity Utilization
Capacity Utilization is an efficiency metric used within our business. We define Capacity Utilization as the number of workstations in use divided by the number of workstations, for the period under consideration, across all facilities in the region. During the nine months ended March 31, 2020 and 2019, the number of our offshore seats increased by 2,195, or 55.0%, the number of our nearshore seats increased by 847, or 29.0%, and the number of our onshore seats remained unchanged, compared to the prior period. Capacity Utilization decreased to 72% from 81% during the same period.
	Nine Months Ended March 31, 2020			Nine Months Ended March 31, 2019
	Total Production Workstations	In Use	Utilization %	Total Production Workstations	In Use	Utilization %
Offshore	6,170	4,145	67%	3,975	3,379	85%
Nearshore	3,743	2,875	77%	2,896	2,462	85%
Onshore	3,129	2,224	71%	3,129	2,190	70%
Rest of World(1)	2,430	1,913	79%	2,430	2,066	85%
Total	15,472	11,158	72%	12,430	10,096	81%
(1)	Rest of world includes workstations in Pakistan, Senegal and the United Kingdom.

During the fiscal year ended June 30, 2019, the number of our offshore seats increased by 465, or 12%, the number of our nearshore seats increased by 560, or 24%, and the number of our onshore seats decreased by 418, or 12%, compared to the prior period. Capacity Utilization increased to 84% from 73% during the same period.
	Fiscal Year Ended June 30, 2019			Fiscal Year Ended June 30, 2018
	Total Production Workstations	In Use	Utilization %	Total Production Workstations	In Use	Utilization %
Offshore	4,440	3,890	88%	3,975	2,975	75%
Nearshore	2,900	2,600	90%	2,340	1,890	81%
Onshore	3,129	2,179	66%	3,547	2,147	61%
Rest of World(1)	2,430	2,180	90%	2,430	1,980	81%
Total	12,899	10,849	84%	12,292	8,992	73%
(1)	Rest of world includes workstations in Pakistan, Senegal and the United Kingdom.
Workstation Seat Turns
A single workstation has the potential to be used for multiple shifts. We define Workstation Seat Turn as the average number of shifts that a workstation is used. On average, our voice business operates at approximately 1.3 Workstation Seat Turns while our non-voice business attains approximately 1.8 Workstation Seat Turns, resulting in a higher profitability from the non-voice workstation. As our non-voice business increased to 17% of our revenue in the nine months ended March 31, 2020 from 12% in the nine months ended March 31, 2019 and 13% of our revenue in fiscal year 2019 from 9% in fiscal year 2018, our overall Workstation Seat Turns have increased. The growth of our non-voice business is a result of an increase in our high-growth clients.
Critical Accounting Estimates and Judgments
The preparation of financial statements in accordance with IFRS as issued by the IASB requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods then-ended. Accounting estimates require the use of significant assumptions and judgments as to future events, and the effect of those events cannot be predicted with certainty. The accounting estimates will change as new events occur, more experience is acquired and more information is obtained. We evaluate and update our assumptions and estimates on an ongoing basis and use outside experts to assist in that evaluation when we deem necessary. Our significant accounting policies, which may be affected by our estimates and assumptions, are discussed further in Note 2.5 to our audited consolidated financial statements (critical accounting estimates and judgements) included elsewhere in this prospectus.
In the process of applying our accounting policies, we have made the following estimates and judgments which are significant to the consolidated financial statements:
Accounting Estimates
Impairment of intangibles
Goodwill: The calculation for considering the impairment of the carrying amount of goodwill requires a comparison of the recoverable amount of the cash-generating units to which goodwill has been allocated, to the value of goodwill and the associated assets in the consolidated statement of financial position. The calculation of recoverable amount requires an estimate of the future cash flows expected to arise from the cash generating unit. Judgement is applied in selection of a suitable discount rate and terminal value. The key assumptions made in relation to the impairment of goodwill are set out in Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.
Indefinite Lived Intangibles: The indefinite lived intangibles are tested for impairment by comparing their carrying amount to the estimates of their fair value based on estimates of discounted cash flow method. When the fair value is determined to be less than the carrying amount, the resulting impairment is recognized in our consolidated financial statements.

Impairment of financial assets
We apply the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The contract assets have similar risk characteristics to the trade receivables for similar types of contracts.
Depreciation and amortization
Estimation of useful lives of property and equipment and intangible assets: We estimate the useful lives of property and equipment and intangible assets based on the period over which the assets are expected to be available for use. The estimated useful lives of property and equipment and intangible assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets.
Market value of common shares / fair market value of warrants
As the Company is not listed on a public marketplace, the calculation of the market value of its common shares is subject to a greater degree of estimation in determining the basis for any share awards that the Company may issue.
For purposes of determining the historical share-based compensation expense, the Company used the Monte Carlo simulation to calculate the fair value of the restricted stock awards (the “RSAs”) on the grant date. The determination of the grant date fair value of the RSAs using a pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated fair value of the common shares, the expected price volatility of the common shares over the expected term of the RSAs and exercise and cancellation behaviors, each of which are estimated as follows:
•
Fair value of the Company’s common shares. As the Company’s common shares are not publicly traded, the Company must estimate the fair value of the common shares, as discussed in “Valuations of Common Shares” below.

•
Volatility. Since there is no trading history for the Company’s common shares, the expected price volatility for the common shares was estimated using the average historical volatility of the shares of our industry peers as of the grant date of the Company’s RSAs over a period of history commensurate with the expected life of the awards. To the extent that volatility of the share price increases in the future, the estimates of the fair value of the awards to be granted in the future could increase, thereby increasing share-based payment expense in future periods. When making the selection of the industry peers to be used in measuring implied volatility of the RSAs, the Company considered the similarity of their products and business lines, as well as their stage of development, size and financial leverage. The Company intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of Company’s own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•
Expected life of the RSAs. The Company calculated the weighted-average expected life of the RSAs to be four years based on management’s best estimates regarding the effect of vesting schedules. RSAs granted may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Valuations of Common Shares
Given the absence of an active market for the Company’s common shares, the Company was required to estimate its fair value of the common shares at the time of each grant. The Company considered objective and subjective factors in determining the estimated fair value of its common shares on each RSA grant date. Factors considered by the Company included the following:
•	third-party valuations of the Company’s common shares;
•	the lack of marketability of the Company’s common shares;
•	the Company’s historical and projected operating and financial performance;
•	the Company’s introduction of new services;
•	the Company’s stage of development;
•	the global economic outlook and its expected impact on the Company’s business;
•	the market performance of comparable companies; and
•	the likelihood of achieving a liquidity event for the common shares underlying the awards, such as an initial public offering or sale of the Company, given prevailing market conditions.
The Company determined valuations of its common shares for purposes of granting awards through a two-step valuation process described below. The Company first estimated the value of its equity. The Company utilized the income and market approaches to estimate its equity value. Then, the Company’s equity value was allocated across the Company’s various equity securities to arrive at a value for the common shares. The income approach, which relies on a discounted cash flow (“DCF”) analysis, measures the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasts of revenue and costs.
The Company used two forms of the market approach to determine a fair market value for a business enterprise: the (i) guideline public company method (“GPCM”), and (ii) the merger and acquisition method (“MAM”).
The GPCM involves the review of pricing and performance information for public companies deemed generally similar to a subject company and subject to similar industry dynamics. The MAM consists of a review of transactions involving similar companies over the last five years. The valuation conclusion was based on the income approach (using DCF analysis), GPCM, and MAM. The Company assigned more weight to the DCF as it better reflected the Company’s operations and placed less weight to the GPCM and MAM. More specifically, less weight was assigned to the MAM as compared to the GPCM given the limited number of transactions involving comparable companies, which made the MAM less meaningful relative to the GPCM.
For each valuation report, the Company first prepared a financial forecast to be used in the computation of the enterprise value using the income approach. The financial forecasts took into account the Company’s past experience and future expectations. Second, the risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates. Third, the Company allocated the resulting equity value among the securities that comprise its capital structure. The aggregate value of the common shares was then divided by the number of common shares outstanding to arrive at the per share value.
Since the fair value of the Company’s common shares has been determined partially by using the DCF analysis, the valuations have been heavily dependent on the Company’s estimates of revenue, costs and related cash flows. These estimates are highly subjective and may change frequently based on both new operating data as well as various macroeconomic conditions that impact the Company’s business. Each of the valuations was prepared using data that was consistent with the Company’s then-current operating plans that the Company was using to manage its business.

In addition, the DCF calculations are sensitive to highly subjective assumptions that the Company was required to make relating to its financial forecasts and the selection of an appropriate discount rate, which was based on the Company’s estimated cost of equity.
The Company’s discount rate was determined based on the stage of development at each valuation date and was quantified based on a risk-free discount rate for government debt, capital markets risk, the Company’s sector and size.
The Company granted 2,373,374 restricted share awards at a fair value of $0.61 per restricted common share in December 2018. The fair value of the restricted common shares was based on a Monte Carlo simulation, which can be considered a form of the probability weighted expected return method (“PWERM”), using an equity value as determined via the income approach (present value of discounted cash flows) and the market approaches (guideline public company method and mergers and acquisition method).
The fair value of the Company’s restricted common shares was significantly lower than the fair value of the Company’s preference shares because the preference shares are entitled to an aggregate of $149.2 million in participating and non-participating preference, whereas the restricted common shares are not entitled to any distributions until the applicable preferences are satisfied.
On December 23, 2019, the Company entered into amendments to the restricted share awards with certain members of management and directors covering an aggregate of 103,264 restricted common shares. The terms of the original restricted share awards provided for vesting upon an initial public offering on a public exchange in the United States by December 31, 2019. The 2019 RSA Amendments provide for an extension of the date by which such initial public offering must occur to June 30, 2020. If the incremental fair value per share were to be recognized, it would be recorded over the vesting period that is dependent on the occurrence of a Trigger Event by June 30, 2020. Because there is a greater than 50% probability that neither an IPO nor a Change of Control that qualifies as a Trigger Event will occur by June 30, 2020, the Company has not recorded any additional share-compensation expense as a result of the December Modification.
On January 28, 2020, the board of directors of the Company deemed certain performance triggers to be achieved with respect to restricted share awards with certain members of management and directors covering an aggregate of 67,176 restricted common shares. The terms of the valuation trigger associated with such RSAs were not modified. Although certain of the common shares subject to the RSAs were revalued as a result of the 2020 RSA Amendments, such revaluation did not result in the recognition of any additional share-based compensation expense.
For factors used in assessing the market value of our common shares as well as the share options at grant date refer to Note 19 to our consolidated financial statements. Additionally, we will also require the calculation of the fair market value of the warrants associated with the Amazon transaction. For factors used in determining the fair value of the warrants refer to Note 28 to our consolidated financial statements.
Legal provisions
We review outstanding legal cases following developments in the legal proceedings and at each reporting date, in order to assess the need for provisions and disclosures in our consolidated financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the consolidated financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of the management as to how it will respond to the litigation, claim or assessment. For more information, refer to Notes 13 and 16 to our unaudited condensed consolidated interim financial statements and audited consolidated financial statements included elsewhere in this prospectus.

Judgments
Going Concern
For the nine months ended March 31, 2020, we had net income of $11.6 million, net cash generated from operating activities of $33.7 million and an accumulated deficit of $105.7 million as compared to the nine months ended March 31, 2019, including discontinued operations, we had net income of $11.2 million, net cash outflow in operating activities of $3.8 million and an accumulated deficit of $116.9 million. Current liabilities exceeded current assets by $21.0 million as of March 31, 2020, of which $32.5 million is associated with borrowings, including line of credit due May 2023, which was drawn to $26.1 million at March 31, 2020 (See Note 9 to our condensed consolidated interim financial statements). We had cash and cash equivalents of $15.5 million as of March 31, 2020.
For the fiscal year ended June 30, 2019, including discontinuing operations, we had net income of $11.0 million, net cash generated from operating activities of $2.2 million and an accumulated deficit of $117.2 million, as compared to the fiscal year ended June 30, 2018, in which we had a net loss of $15.9 million, net cash outflow in operating activities of $5.7 million and an accumulated deficit of $126.1 million. Current liabilities exceeded current assets by $29.6 million as of June 30, 2019 of which $41.8 million is associated with borrowings, including line of credit due May 2023, which was drawn to $36.0 million at June 30, 2019 (See Note 13 to our audited financial statements). We had cash and cash equivalents of $8.9 million as of June 30, 2019.
The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern for at least a period of twelve months from the date of approval of the unaudited condensed consolidated interim financial statements. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business. We are currently exploring additional financing options to enable it to develop its existing business and generate additional revenues.
Our forecasts and projections, taking account of reasonably possible changes in trading performance, show that we should be able to operate within the level of our current monetary facilities and plans. We therefore have a reasonable expectation that we have adequate resources to continue our operational existence for a period of at least twelve months from the date of approval of our consolidated financial statements. Thus, we continue to adopt the going concern basis of accounting in preparation of our consolidated financial statements.
In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic. The Pandemic has had a widespread and detrimental effect on the global economy and has adversely impacted our business and results of operations. We have experienced travel bans, states of emergency, quarantines, lockdowns, “shelter in place” orders, business restrictions and shutdowns in most countries where it operates. Our containment measures have impacted its day-to-day operations and disrupted its business. Because the severity, magnitude and duration of the Pandemic and its economic consequences are highly uncertain, rapidly changing and difficult to predict, the ultimate impact of the Pandemic on our business, financial condition and results of operations is currently unknown. For further details, see “Recent Developments—COVID-19.”
Training revenue
In accordance with IFRS 15, Revenue from Contracts with Customers, we amortize training revenue on a straight-line basis over the life of the client contract and expense all costs associated with training as incurred in accordance with IAS 38. For more information about our adoption of IFRS 15, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations” and Notes 3.9 and 3.9.1 to our audited consolidated financial statements included elsewhere in this prospectus.
Leases
Judgement may be required in determining whether certain arrangements constitute leases under IFRS 16. For example, in contracts that include significant services, we believe that determining whether the contract conveys the right to direct the use of an identified asset may be challenging.

In determining the term of a lease for financial statement purposes, we consider all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option, as applicable. Extension periods or periods after termination options, as applicable, are only included in the lease term if such period is reasonably certain, in accordance with the applicable lease contracts, to occur.
For more information about our adoption of IFRS 16 see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations” and notes 3.2 and 6.2 to our audited consolidated financial statements included elsewhere in this prospectus.
Staff retirement plans
The net defined benefit pension scheme assets or liabilities are recognized in the consolidated statement of financial position. The determination of the position requires assumptions to be made regarding future salary increases, mortality, discount rates and inflation. The key assumptions made in relation to the pension plans are set out in Note 14.1 to our audited consolidated financial statements.
Provision for taxation
We are subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite our belief that our tax return positions are supportable, we believe that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. We believe that our accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.
This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.
Components of Results of Operations
Revenues
Customer Management
A substantial majority of revenues in our customer engagement solution are based upon a price per unit of time or customer interaction. In such case, we either charge our clients a base rate per unit of time (i.e., per hour worked or per minute interacting with customers) that an ambassador is engaged in servicing the client’s customers or charge an overall rate per customer interaction (i.e., price per call handled). Base rates could be adjusted up or down depending upon our performance against metrics agreed upon with each client.
Customer Acquisition
A substantial majority of revenues in the Customer Acquisition segment is generated under a fee-per-customer arrangement in which clients pay a fixed commission for each customer that we successfully acquire on their behalf. In some cases, we also receive a commission payment upon the annual renewal of that acquired customer. We also receive incentive payments upon the achievement of certain volume thresholds.
Operating Expenses
Payroll and Related Costs
Payroll and related costs consist of salaries, incentive compensation and employee benefits for all employees. The majority of this category relates to personnel engaged in client-facing service delivery, including delivery center ambassadors, supervisors and other operations personnel of a client-facing nature. These costs will generally increase in proportion to our revenue and are therefore known as variable costs. The remaining expenses in this category relate to salaries, incentive compensation and employee benefits for full-time employees in our accounting, finance, human resources, legal, strategy, sales, marketing, client services, administrative and executive management functions. While these costs also generally increase in relation to our revenue, they do so at a lower rate and are semi-fixed in nature.
Share-based Payments
The fair value of our share-based awards are based on valuations performed by a third-party valuation firm. For further details, see ”Critical Accounting Estimates and Judgements.”
Reseller Commission and Lead Expenses
Reseller commission and lead expenses consist of the costs of generating or purchasing leads, which are expenses directly associated with acquiring new customers. These costs will generally increase in proportion to revenues from our Customer Acquisition segment, and are therefore variable costs within that segment. Within this segment, we either generate our own leads or purchase leads from third parties, and then use our telephone-based sales ambassadors to convert these leads into actual sales for our clients. We are then paid by our clients upon validation and confirmation of that sale. When we generate our own leads, we often do so pursuant to an online search that results in an interested visitor on our web properties, in which case we pay the search engine provider. When we purchase leads from outside providers, we do so from companies that originate leads for a variety of marketing purposes and sell them to companies such as us. All our expenses associated either with the internal generation of leads or the purchase of leads from third party providers are classified as lead expenses.
Depreciation and Amortization
Depreciation and amortization relates to the depreciation of property, plant and equipment (primarily our entire physical and network infrastructure), depreciation of right-of-use assets (following our adoption of IFRS 16, Leases, effective July 1, 2018) and amortization of our software licenses and other definite lived intangibles.
Other Operating Costs
Other operating costs comprise rent and utilities, telecommunication, repairs and maintenance, travel, legal and professional, as well as other miscellaneous expenses. These costs will generally increase in relation to our revenue, although at a lower rate than variable expenses. This category also includes certain other expenses such as goodwill and intangibles impairment, foreign exchange gain or loss and bad debt write-downs. This category was impacted by our adoption of IFRS 16, Leases, effective July 1, 2018.
Income (Loss) from Operations
Income (loss) from operations is our earnings before interest and taxes and is a measure of our income (loss) from ordinary operations. Income (loss) from operations is calculated as revenues minus total operating expenses.
Operating Profit Margin
We calculate “operating profit margin” as income (loss) from operations divided by revenue.
Finance Expenses
Finance costs consist principally of interest and other expenses paid on short- and long-term loans and borrowings, as well as interest accrued on the redeemable preferred shares and convertible preferred shares by one of our subsidiaries and interest and expenses on current account overdrafts and losses on adjustment for fair value of financial instruments. As a result of our adoption of IFRS 16, Leases, effective July 1, 2018, finance expenses include interest on lease liabilities.

Income Tax Benefit / (Expense)
Income tax benefit / (expense) consists of the corporate income tax to be paid on our corporate profit, including deferred tax.
Net loss for the year, continuing operations
Net loss for the year, continuing operations, for the period consists of total loss for the period from continuing operations.
Net income on discontinued operation, net of tax
Net income on discontinued operation, net of tax, for the period consists of total income for the period from discontinuing operations, net of tax.
Net income/(loss) for the year
Net income/(loss) for the year consists of total income/(loss) for the period from continuing operations and from discontinued operations.
Adjusted EBITDA from Continuing Operations
We define “EBITDA” as net loss for the year, less discontinued operation, net of tax, before finance expenses, finance costs related to lease liabilities, depreciation and amortization, depreciation of right-of-use assets, and income tax (benefit) / expense.
We define “Adjusted EBITDA from continuing operations” as EBITDA before the effect of the following items: litigation and settlement expenses, foreign exchange losses, goodwill impairment, other income, phantom expense and share-based payment. We use Adjusted EBITDA from continuing operations internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that Adjusted EBITDA from continuing operations is a meaningful indicator of the health of our business as it reflects our ability to generate cash that can be used to fund recurring capital expenditures and growth. Adjusted EBITDA from continuing operations also disregards non-cash or non-recurring charges that we believe are not reflective of our long-term performance. We also believe that Adjusted EBITDA from continuing operations is widely used by investors, securities analysts and other interested parties as a supplemental measure of performance and liquidity.
Adjusted EBITDA from continuing operations may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Some of these limitations are as follows:
•
although depreciation and amortization expense is a non-cash charge, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA from continuing operations does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
Adjusted EBITDA from continuing operations is not intended to be a measure of free cash flow for our discretionary use, as it does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future;

•
other companies, including companies in our industry, may calculate Adjusted EBITDA from continuing operations or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA from continuing operations in conjunction with other IFRS-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net (loss)/income and our other IFRS financial results.

Adjusted EBITDA from Continuing Operations Margin
We calculate “Adjusted EBITDA from continuing operations margin” as Adjusted EBITDA from continuing operations divided by revenue.
Results of Operations
Consolidated Statement of Comprehensive Income
The following summarizes the results of our operations for the nine months ended March 31, 2020 and 2019 and fiscal years ended June 30, 2018 and 2019:
	Nine Months Ended March 31,			Fiscal Year Ended June 30,
	2020	2019	Change %	2019	2018	Change %
	(unaudited)
	($ in millions)			($ in millions)
Revenue	$304.3	$280.5	8.5	$368.4	$342.2	7.7
Other Operating Income				—	—

Operating Expenses
Payroll and related costs	(207.2)	(191.5)	8.2	(254.6)	(252.9)	0.7
Share-based payments	0.1	(4.0)	N/M	(4.1)	(8.4)	(51.3)
Reseller commission and lead expenses	(13.6)	(23.0)	(40.9)	(27.9)	(28.1)	(0.6)
Depreciation and amortization	(18.5)	(15.7)	17.6	(20.9)	(12.2)	71.5
Other operating costs	(44.8)	(37.1)	20.7	(54.1)	(58.4)	(7.4)
Total Operating Expenses	$(284.0)	$(271.4)	4.7	$(361.6)	$(360.0)	0.4
Income/(loss) from operations	$20.2	$9.1	N/M	$6.8	$(17.8)	(71.5)

Finance expenses	(7.2)	(5.5)	31.7	(7.7)	(3.1)	N/M
Income/(loss) before taxation	$13.1	$3.6	N/M	$(0.9)	$(20.9)	(95.7)

Income tax (expense)/ benefit	(1.5)	(3.5)	(57.6)	(3.6)	0.1	N/M
Net income/(loss), continuing operations	$11.6	$0.1	N/M	$(4.5)	$(20.8)	(78.2)
Net income on discontinued operation, net of tax	—	11.1	N/M	15.5	4.9	N/M
Net income/(loss)	11.6	11.2	3.2	11.0	(15.9)	N/M
Non-GAAP measures
Adjusted EBITDA from continuing operations (unaudited)	$40.6	$28.9		$36.3	$4.3
Adjusted EBITDA from continuing operations margin (unaudited)	13.4%	10.3%		9.9%	1.3%
Net Debt (unaudited)	$101.4	$128.1		$109.4	$49.4
Revenues by Reporting Segment
The following reflects our two reporting segments, Customer Management and Customer Acquisition, through the end of fiscal year June 2019. Effective July 1, 2019, we transitioned to one reporting segment. For more information on the change in reporting segments, see “—Change in Reporting Segments.”

The following table sets forth our revenues by reporting segment for the periods presented:
	Fiscal Years Ended June 30,
	2019	2018	Change %
	($ in millions)
Revenue
Customer Management	$315.5	$285.1	10.6%
Customer Acquisition	52.9	57.1	(7.3)%
Total Revenues	$368.4	$342.2	7.7%
Nine Months Ended March 31, 2020 and 2019
Revenue
Our revenue was $304.3 million in the nine months ended March 31, 2020, an increase of $23.8 million, or 8.5%, compared to the same period in 2019. The majority of the revenue increase was attributable to increase in high growth New Economy clients. The growth in our revenue was offset by a decline in revenue from a client in one of the mature industry sectors that we serve where a strategic decision was made by management to wind down our activity on this lower-margin line of business mid-year in fiscal year 2019, which we have replaced with higher margin business (albeit at a lower revenue level). Revenue contribution from this client for the nine months ended March 31, 2020 and 2019 was $0 and $13.6 million, respectively.
Operating Expenses
Total operating expenses were $284.0 million in the nine months ended March 31, 2020, an increase of $12.6 million, or 4.7%, compared to the same period in 2019. The increase in operating expenses was primarily due to an increase in payroll and related cost by $15.8 million, or 8.2%, other operating expenses by $7.7 million, or 20.7%, and depreciation and amortization by $2.8 million, or 17.6%, compared to the same period in 2019, and partially offset by a decrease in share-based payments by $4.1 million and lead expenses by $9.4 million, or 40.9%, compared to the same period in 2019.
Payroll and related costs were $207.2 million in the nine months ended March 31, 2020, an increase of $15.8 million, or 8.2%, compared to the same period in 2019. This increase in employee benefits expenses was due primarily to increased headcount required to support the growing needs of our business.
Share-based payments were ($0.1) million in the nine months ended March 31, 2020, a decrease of $4.1 million compared to the same period in 2019. The decrease in share-based payments was primarily due to share-based expense related to the 2017 IBEX Plan of $4.1 million recorded in the nine months ended March 31, 2019 as compared to nil recorded during the same period in 2020 due to cancellation of the plan in fiscal year 2019.
Reseller commissions and lead expenses were $13.6 million in the nine months ended March 31, 2020, a decrease of $9.4 million, or 40.9%, compared to the same period in 2019, primarily as a result of improved operational efficiency.
Depreciation and amortization expense was $18.5 million in the nine months ended March 31, 2020, an increase of $2.8 million, or 17.6%, compared to the same period in 2019. The increase in depreciation and amortization of right of use assets of $1.8 million in the nine months ended March 31, 2020 was due to the opening and expansion of existing delivery centers in fiscal year ended June 30, 2019 resulted in the increase in depreciation and amortization. The remaining increase of $1.0 million was primarily due to increased capital expenditures in the nine months ended March 31, 2020 as compared to the same period in 2019.
The increase in other operating costs was attributable to a $5.6 million increase in facilities maintenance repairs and improvements, $0.5 million in printing and advertising due to opening of new delivery centers in the Philippines and

Jamaica in fiscal year 2019, an increase in legal and professional charges of $1.0 million, and a fair value adjustment of $1.0 million associated with the Amazon Warrant partially offset by a decrease in forex expenses by $0.4 million.
Income (loss) from operations
As a result of the above, income from operations was $20.2 million in the nine months ended March 31, 2020, an increase of $11.1 million, compared to a $9.1 million income from operations recognized during same period in 2019. Our operating profit margin increased to 6.7% in the nine months ended March 31, 2020 from 3.2% in nine months ended March 31, 2019.
Finance Expenses
Finance expenses were $7.2 million in the nine months ended March 31, 2020, an increase of $1.7 million compared to the same period in 2019. The increase in finance expenses was primarily due to the increase in finance expenses related to right of use assets by $1.6 million due to opening and expansion of existing delivery centers in the fiscal year ended June 30, 2019.
Income Tax (Expense)/Benefit
Income tax expense from continuing operations was $1.5 million for the nine months ended March 31, 2020, a decrease of $2.0 million compared to $3.5 million income tax expense during the same period in 2019. Income tax expense for the comparative period was higher due to non-recurring deferred tax expense related to cancellation of Group’s legacy ESOP plan.
Net income, continuing operations
As a result of the factors described above, net income, continuing operations, was $11.6 million in the nine months ended March 31, 2020, an increase of $11.5 million, compared to a $0.1 million net income, continuing operations, during the same period in 2019.
Net income on discontinued operation, net of tax
As a result of the operations of Etelequote Limited, a discontinued operation, net income on discontinued operation, net of tax, was nil in the nine months ended March 31, 2020, and $11.1 million in the same period of 2019. For more information about our disposition of Etelequote Limited, refer to Note 22 to our unaudited condensed consolidated interim financial statements included elsewhere.
Net income/(loss) for the period
As a result of the factors described above, net income for the period was $11.6 million in the nine months ended March 31, 2020, compared to a $11.2 million net income for the nine months ended March 31, 2019.
Fiscal Year Ended June 30, 2019 and 2018
Revenue
Our revenue was $368.4 million in the fiscal year ended June 30, 2019, an increase of $26.2 million, or 7.7%, compared to the same period in 2018. The increase in revenue was due to a strong performance in our customer management offerings. $15.9 million of this increase was attributable to revenue from new clients onboarded during fiscal year 2019, which represented an increase of $9.3 million from revenue billed from new clients in fiscal year 2018. We were able to win 22 new clients in fiscal year 2019 as compared to 12 in fiscal year 2018. We added four blue chip Fortune 1000 clients that have approximately 3,000 to 20,000 seats in their enterprise as well as seven New Economy clients. Additionally, we benefited from approximately $20.9 million of additional revenue related to increased volume from, and additional services provided to existing customers. The growth in our Customer Management segment was offset by a decline in revenue of $4.2 million in our Customer Acquisition segment, where a strategic decision was made by management to wind down our activity on a lower-margin line of business mid-year with a client in one of the mature industry sectors that we serve, which we have replaced with higher margin business (albeit at a lower revenue level). Revenue contribution from this client for the years ended June 30, 2019 and 2018 was $13.7 million and $22.4 million, respectively.
Operating Expenses
Total operating expenses were $361.6 million in the fiscal year ended June 30, 2019, an increase of $1.6 million, or 0.4%, compared to the same period in 2018. The increase in operating expenses was primarily due to an increase in depreciation and amortization by $8.7 million, or 71.5%, and payroll and related cost by $1.7 million or 0.6% compared to the same period in 2018, and partially offset by a decrease in share-based payments by $4.3 million, or 51.3%, and other operating expenses by $4.3 million, or 7.4%, compared to the same period in 2018.
Payroll and related costs were $254.6 million in the fiscal year ended June 30, 2019, an increase of $1.7 million, or 0.7%, compared to the same period in 2018. As a result of improved operational efficiency, payroll costs decreased as a percentage of revenue from fiscal year 2018 to fiscal year 2019.
Share-based payments were $4.1 million in the fiscal year ended June 30, 2019, a decrease of $4.3 million, or 51.3%, compared to the same period in 2018. The decrease in share-based payments was due primarily to share-based expense related to the 2017 IBEX Plan of $7.7 million recorded in 2018 as compared to $4.4 million recorded in 2019 (including the accelerated expense of $3.3 million recorded upon cancellation of such plan in 2019) and the reversal of a $0.9 million expense related to the cancellation of phantom stock plans during fiscal year 2019.
Reseller commissions and lead expenses were $27.9 million in the fiscal year ended June 30, 2019, a decrease of $0.2 million, or 0.6%, compared to the same period in 2018, primarily as a result of the decrease in revenue attributable to our Customer Acquisition segment and improved operational efficiency.
Depreciation and amortization expense was $20.9 million in the fiscal year ended June 30, 2019, an increase of $8.7 million, or 71.5%, compared to the same period in 2018. The increase in depreciation and amortization was due to the early adoption of IFRS 16, which resulted in additional depreciation expense of $10.3 million in fiscal year 2019, partially offset by a decrease in depreciation of $1.6 million (excluding the impact of the early adoption of IFRS 16) relating to certain of our older capital expenditures reaching the end of their accounting depreciation cycles.
The decrease in other operating costs was attributable to the $10.5 million decrease in rent and utilities, primarily due to early adoption of IFRS 16 in fiscal year 2019, an increase in maintenance repairs and improvements of $2.4 million, severance expenses of $1.1 million related to IBEX Global Solutions Limited and a fair value adjustment of $3.0 million associated with the Amazon Warrant.
Income (loss) from operations
As a result of the above, income from operations was $6.8 million in the fiscal year ended June 30, 2019, an increase of $24.6 million, compared to a $17.8 million loss from operations recognized during same period in 2018. Our operating profit margin increased from (5.2%) in fiscal year 2018 to 1.8% in fiscal year 2019.
The significant improvements in income from operations and operating profit margin in fiscal year 2019 were driven by several factors. First, our scope of operations in our nearshore geographies attained scale during fiscal year 2019 and resulted in significant operating leverage in those geographies that had not been present in prior years when those operations were sub-scale with a high fixed costs. Second, our overall increase in revenue in fiscal year 2019 took place without the need to add significant additional capacity, and the resulting increase in capacity utilization to 84% at the end of fiscal year 2019 from 73% at the end of fiscal year 2018, which had a positive impact upon profitability levels. We also invested significantly in our operational management capabilities towards the end of fiscal year 2018, and upgraded our global operations leadership. The sharpened focus on operational efficiencies yielded results in fiscal year 2019 with the increased operating margins. We have continued to exercise significant control over our fixed costs across all geographies as well as shared fixed costs, which has resulted in increased operating leverage with increasing revenues. During fiscal year 2019, we also benefited from higher margins associated with our growth from nearshore and offshore delivery centers, as compared to our onshore delivery centers.
Finance Expenses
Finance expenses were $7.7 million in the fiscal year ended June 30, 2019, an increase of $4.6 million compared to the same period in 2018. The increase in finance expenses was due primarily to the early adoption of IFRS 16 resulting in an additional expense of $4.0 million in fiscal year 2019.
Income Tax (Expense)/Benefit
Income tax expense was $3.6 million in fiscal year ended June 30, 2019, an increase of $3.7 million compared to the $0.1 million income tax benefit during the same period in 2018. The increase in tax expense was attributable to a non-recurring deferred tax expense of $3.1 million related to the cancellation of the 2017 IBEX Plan.
Net loss for the year, continuing operations
As a result of the factors described above, net loss for the year, continuing operations, was $4.5 million in the fiscal year ended June 30, 2019, a decrease of $16.2 million, compared to a $20.8 million net loss for the year, continuing operations, during the same period in 2018.
Net income on discontinued operation, net of tax
As a result of the operations of Etelequote Limited, a discontinued operation, net income on discontinued operation, net of tax, was $15.5 million in the fiscal year ended June 30, 2019, an increase of $10.6 million, compared to a $4.9 million net income on discontinued operation, net of tax, during the same period in 2018. This increase is primarily attributable to an increase in the scale of the Etelequote Limited business due to a production headcount increase of over 75% in fiscal year 2019 as compared to fiscal year 2018, a net sales increase of over 85% in fiscal year 2019 as compared to fiscal year 2018 and an increase in booked revenues per policy as a result of growth trajectory of the positive historical retention experience. This increase in scale yielded higher operating leverage resulting in an increase in net income. For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere.
Net income/(loss) for the year
As a result of the factors described above, net income for the year was $11.0 million in the fiscal year ended June 30, 2019, compared to a $15.9 million net loss for the year during the same period in 2018.

Adjusted EBITDA from Continuing Operations
The following table provides a reconciliation of Adjusted EBITDA from continuing operations from net (loss) / income for the periods presented:
	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2020	2019	2019	2018
	(unaudited)
	($ in thousands)
Reconciliation of Adjusted EBITDA from Continuing Operations from Net (Loss)/Income
Net (loss)/income	$11,575	$11,213	$10,965	$(15,881)
Net income on discontinued operations, net of tax	$—	(11,085)	$(15,484)	(4,881)
Net loss from continuing operations	$11,575	$128	(4,519)	(20,762)
Finance expenses	7,190	5,458	7,709	3,093
Income tax (benefit) / expense	1,482	3,496	3,615	(108)
Depreciation and amortization	18,460	15,692	20,895	12,182
EBITDA from continuing operations(a)	$38,707	$24,774	$27,700	$(5,595)

Non-recurring expenses(b)	$1,397	$—	$4,239	$4,112
Foreign exchange losses	523	925	1,274	1,266
Other income(c)	(518)	(464)	(641)	(547)
Fair value adjustment(d)	632	(365)	(364)	(3,326)
Share-based payments(e)	(119)	4,039	4,087	8,386
Adjusted EBITDA from continuing operations	$40,622	$28,909	$36,295	$4,296
(a)
EBITDA from continuing operations includes the impact of the adoption of IFRS 16 in the nine months ended March 31, 2020 and 2019, and fiscal year ended June 30, 2019 (see Note 25.8 to our audited financial statements included elsewhere in this prospectus).

(b)
For the nine months ended March 31, 2020, we incurred non-recurring expenses of $1.4 million related to COVID-19 net expenses (expenses net of customer reimbursements) of $0.7 million, legal settlement of $0.1 million and listing expenses of $0.6 million. The COVID-19 expenses primarily include the additional hoteling and transportation expenses incurred due to the Pandemic.

For the fiscal year ended June 30, 2019, we incurred non – recurring legal expenses (including legal settlements) of $4.2 million related to IBEX Global Solutions Limited and, for the year ended June 30, 2018, we incurred non-recurring legal expenses of $0.3 million related to DGS EDU LLC and $1.3 million related to IBEX Global Solutions Limited, severance expenses of $1.1 million related to IBEX Global Solutions Limited and listing expenses of IBEX Limited of $1.4 million.
(c)
For the nine months ended March 31, 2020, other income represented deferred income of $0.5 million and for the nine months ended March 31, 2019, other income represented the proceeds from the sale of DGS EDU LLC of $0.2 million and deferred income of $0.3 million.

For the fiscal year ended June 30, 2019, other income represented the proceeds from the sale of DGS EDU LLC of $0.2 million and deferred income of $0.4 million related to IBEX Global Solutions Limited and, for the year ended June 30, 2018, other income represented proceeds from a legal settlement received by Digital Globe Services, Inc. of $0.2 million and insurance proceeds of $0.3 million received by IBEX Global Solutions Limited.

(d)
For the nine months ended March 31, 2020 and 2019, we recorded a revaluation associated with the Amazon Warrant (see Note 20 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus).

For the year ended June 30, 2019 and 2018, we recorded a revaluation associated with the Amazon Warrant (see Note 28 to our audited financial statements included elsewhere in this prospectus).
(e)
For the nine months ended March 31, 2020, this amount represents share-based payment expenses and, for the nine months ended March 31, 2019, this amount includes the cancellation of the 2017 IBEX Stock Plan (“2017 IBEX Plan”) and the phantom stock plans ($3.3 million) partially offset by the elimination of the liability associated with the phantom stock plans ($1.0 million).

For the year ended June 30, 2019, the amount includes the cancellation of the 2017 IBEX Plan and the phantom stock plans ($3.3 million), partially offset by the elimination of the liability associated with the phantom plans ($1.0 million). For the fiscal year ended June 30, 2018, share-based payments was primarily related to share-based payments expense of $8.4 million pertaining to options to purchase an aggregate of 1,633,170 common shares awarded from December 22, 2017 through and including June 30, 2018, net of 145,399 option forfeitures.
Our Adjusted EBITDA from continuing operations was $40.6 million in the nine months ended March 31, 2020, an increase of $11.7 million, compared to the same period in 2019.
Our Adjusted EBITDA from continuing operations was $36.3 million in the fiscal year ended June 30, 2019, an increase of $32.0 million, compared to the same period in 2018.
As a result of our adoption of IFRS 16, our statement of financial position as of June 30, 2019 reflected an increase of $64.5 million in property and equipment and an increase of $66.9 million in lease liabilities, and our statement of profit or loss and other comprehensive income for the fiscal year then ended reflected a decrease of $11.7 million in other operating costs, an increase of $10.3 million in depreciation, an increase of $4.0 million in finance charges, and an increase of $2.6 million in net loss, continuing operations. As a result of the foregoing, Adjusted EBITDA from continuing operations increased by $11.7 million.
Adjusted EBITDA from Continuing Operations Margin
Our Adjusted EBITDA from continuing operations margin the nine months ended March 31, 2020 and the fiscal year ended June 30, 2019 was 13.4% and 9.9%, respectively, compared to 10.3% and 1.3% for the nine months ended March 31, 2019 and the fiscal year ended June 30, 2018, respectively. The increase in Adjusted EBITDA from continuing operations margin was primarily due to a decrease/increase in the net loss /income from continuing operations for the nine months ended March 31, 2020 and the fiscal year ended June 30, 2019, respectively, as compared to the nine months ended March 31, 2019 and the fiscal year ended June 30, 2018, respectively. The key drivers of margin growth were areas attributable to the following: (a) geographic mix improved where our more profitable nearshore and offshore operations continued to grow as a percentage of the overall business, (b) scale was achieved in our nearshore operations where we began to see target flow-through margins materialize as the business hit critical mass, (c) capacity utilization increased as we grew our revenue and ambassadors in our nearshore and offshore operations while reducing our U.S. footprint, (d) disciplined operational execution, (e) our more profitable non-voice business expanded and (f) the impact on Adjusted EBITDA from continuing operations created by the adoption of IFRS 16. Excluding the impact of IFRS 16, our Adjusted EBITDA from continuing operations margin in the fiscal year 2019 would have been 6.4% (versus 1.3% in fiscal year 2018).
Liquidity and Capital Resources
Our principal liquidity needs are to fund our working capital requirements and to finance capital expenditures (consisting of additions to property and equipment and to intangible assets).

We had negative working capital of $21.0 million and $14.0 million ($24.8 million excluding Etelequote Limited discontinued operations) as March 31, 2020 and 2019, respectively, which, in each case, was due primarily to capital expenditures related to the opening of new delivery centers, and the upgrade and expansion of existing delivery centers. During the nine months ended March 31, 2020 and 2019, we invested $4.5 million and $3.2 million, respectively, on capital expenditures.
We had negative working capital of $29.6 million and $34.2 million as of June 30, 2019 and 2018, respectively, which, in each case, was due primarily to capital expenditures related to the opening of new delivery centers, and the upgrade and expansion of existing delivery centers. During the fiscal year ended June 30, 2018 and June 30, 2019, we invested $5.8 million and $6.2 million, respectively, on capital expenditures.
Historically, we have met our liquidity needs through cash generated from our operating activities and from cash generated by financing activities, including borrowings under credit facilities and leases, as described in more detail below under “Financing Arrangements.” As of March 31, 2020, the total amount of credit available to us under our revolving credit facilities and lines of credit was $19.2 million. As of June 30, 2019, the total amount of credit available to us under our revolving credit facilities and lines of credit was $16.8 million. We also have financing arrangements in place with financial institutions to accelerate collection of receivables. As of March 31, 2020, we had cash and cash equivalents of $15.5 million. Of this amount, $9.0 million is located outside of the United States, and $4.7 million of this is subject to restrictions on our ability to repatriate such funds. As of June 30, 2019, we had cash and cash equivalents of $8.9 million. Of this amount, $4.1 million is located outside of the United States, and $3.2 million of this is subject to restrictions on our ability to repatriate such funds.
As of March 31, 2020, our outstanding debt under our credit facilities and leases amounted to $116.9 million. Of this amount, $45.1 million represented the current portion of such borrowings and $71.7 million represented the long-term portion of such borrowings. As of June 30, 2019, our outstanding debt under our credit facilities and capital leases amounted to $118.3 million. Of this amount, $52.5 million represented the current portion of such borrowings and $65.8 million represented the long-term portion of such borrowings.
Our future liquidity requirements will depend on many factors, including our growth rate, the timing and extent of spending to open new delivery centers and support development efforts, our expansion of sales and marketing activities and the introduction of new and enhanced technology offerings. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights.
Management believes that our existing cash balance together with cash generated from our operations, availability under our existing revolving credit facilities and the anticipated net proceeds from this offering will be sufficient to meet our liquidity requirements for at least the next twelve months.
Cash Flows
	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2020	2019	2019	2018
	(unaudited)
	($ in millions)
Net cash inflow / (outflow) from:
Operating activities	$33.7	$(3.8)	$2.2	$(5.7)
Investing activities	$(4.2)	$(2.8)	$(9.1)	$(5.4)
Financing activities	$(22.8)	$6.8	$2.6	$3.2
Effects of exchange rate difference on cash and cash equivalents	$(0.0)	$(0.3)	$(0.3)	$0.2
Net increase / (decrease) in cash and cash equivalents	$6.6	$(0.1)	$(4.6)	$(7.8)
Cash and cash equivalents, beginning of period	$8.9	$13.5	$13.5	$21.3
Cash and cash equivalents, end of period	$13.4	$15.5	$13.5	$8.9

Cash Flows from Operating Activities
Net cash inflow from operating activities during the nine months ended March 31, 2020 was $33.7 million compared with net cash outflow of $3.8 million during the nine months ended March 31, 2019. The $37.4 million increase in net cash inflow from operating activities was primarily attributable to the net income of $11.5 million for nine months ended March 31, 2020 and to the accelerated collection of receivables towards the end of the quarter ended December 31, 2019.
Net cash inflow from operating activities during the fiscal year ended June 30, 2019 was $2.2 million compared with net cash outflow of $5.7 million during the fiscal year ended June 30, 2018. The $7.9 million increase in net cash inflow from operating activities was primarily attributable to the increase in our revenue and collection thereof.
Cash Flows from Investing Activities
Net cash used in investing activities was $4.2 million during the nine months ended March 31, 2020 compared with cash used of $2.8 million during the nine months ended March 31, 2019.
During the nine months ended March 31, 2020, we expended $4.2 million on investing activities, primarily related to the purchase of property and equipment of $4.0 million and purchase of intangible assets of $0.5 million. A significant portion of our investing activities was related to the opening of one new delivery center located in the Philippines in the quarter ending September 30, 2019.
During the nine months ended March 31, 2019, we expended $2.8 million on investing activities, primarily related to the purchase of property and equipment of $2.7 million and purchase of intangible assets of $0.1 million. A significant portion of our investing activities was related to the opening of a new delivery center located in the Jamaica in the quarter ended December 31, 2018.
Net cash used in investing activities was $9.1 million during the fiscal year ended June 30, 2019 compared with cash used of $5.4 million during the fiscal year ended June 30, 2018.
During the fiscal year ended June 30, 2019, we expended $9.1 million on investing activities, primarily related to the purchase of property and equipment of $5.6 million and purchase of intangible assets of $0.6 million. A significant portion of our investing activities was related to the opening of one new delivery center located in the Jamaica in the quarter ending December 31, 2018, and one new delivery center located in the Philippines in the quarter ending June 30, 2019. In addition, $3.6 million represents the cash adjustment related to our disposition of Etelequote Limited.
During the fiscal year ended June 30, 2018, we expended $5.4 million on investing activities, primarily related to the purchase of property and equipment of $5.2 million and purchase of intangible assets of $0.6 million. A significant portion of our investing activities was related to the upgrade and expansion of our existing delivery centers in Jamaica in the quarters ending December 31, 2017 and June 30, 2018.
Cash Flows from Financing Activities
Net cash outflow from financing activities was $22.8 million during the nine months ended March 31, 2020 compared with net cash inflow of $6.8 million during the nine months ended March 31, 2019.
Net cash outflow from financing activities of $22.8 million during the nine months ended March 31, 2020 primarily reflected proceeds from the line of credit of $107.5 million, repayments of the line of credit $117.5 million, proceeds from borrowings of $1.0 million, repayment of borrowings of $4.8 million, and the payment of $8.9 million on lease obligations. This was partially offset by the dividend distribution of $0.1 million.

Net cash inflow from financing activities of $6.8 million during the nine months ended March 31, 2019 primarily reflected proceeds from the line of credit of $132.2 million, repayments of the line of credit $126.5 million, proceeds from borrowings of $34.3 million, repayment of borrowings of $3.9 million, repayment of related party loans of $1.2 million and the payment of $7.6 million on lease obligations. This was partially offset by the repayment of $14.5 million on private placement notes, the redemption of $6.0 million of senior preferred shares.
Net cash inflow from financing activities was $2.6 million during the fiscal year ended June 30, 2019 and $3.2 million during the fiscal year ended June 30, 2018.
Net cash inflow from financing activities of $2.6 million cash during the fiscal year ended June 30, 2019 primarily reflected proceeds from line of credit of $168.7 million, repayments of line of credit $162.9 million, proceeds from borrowings of $36.6 million, repayment of borrowings of $6.1 million, repayment of related party loans of $1.2 million and the payment of $10.5 million on lease obligations. This was also partially offset by the repayment of $14.5 million on private placement notes, the redemption of $6.0 million of senior preferred shares and dividend distribution of $1.6 million.
Net cash inflow from financing activities of $3.2 million cash during the fiscal year ended June 30, 2018 primarily reflected proceeds from a line of credit of $222.8 million, repayments of line of credit $216.3 million, proceeds from borrowings of $1.4 million, the issuance of $5.9 million of private placement notes, a $6.2 million repayment of borrowings and $3.2 million of payments on lease obligations.
Net Debt
We calculate “Net Debt” as total borrowings less cash and cash equivalents.
	Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2020	2019	2019	2018
	(unaudited)
	($ in thousands)
Net Debt Reconciliation
Borrowings – non-current	$4,865	$41,695	$7,184	$9,880
Lease liabilities – non-current	$66,851	$48,681	58,602	—
Borrowings – current	$32,457	$41,344	41,835	51,876
Lease liabilities – current	$12,689	$9,842	10,632	—
Convertible loan note – related party	—	—	—	1,200
Total Debt	$116,862	$141,562	$118,253	$62,956
Less: Cash and cash equivalents	$15,471	13,437	8,873	13,519
Net Debt	101,391	128,125	$109,380	$49,437
Net debt decreased to $101.4 million as of March 31, 2020 from $128.1 million as of March 31, 2019, due primarily to the $39.9 million of debt of Etelequote Limited, discontinued operation, included as of March 31, 2019.
Net debt increased to $109.4 million as of June 30, 2019 from $49.4 million as of June 30, 2018, due primarily to the early adoption of IFRS 16, which resulted in the recognition of lease liabilities of $66.9 million as of June 30, 2019.
Financing Arrangements
Through our subsidiaries we are party to a number of financing arrangements with banks, financial institutions and private investors that serve to meet our liquidity requirements. These arrangements include credit facilities, lines of credit, receivables financing arrangements, term loans, capital leases and equipment leases, as well as private placements of debt securities and preferred shares. The following is a summary of our principal financing arrangements. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the agreements and related documents referred to below, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
PNC Credit Facility
In November 2013, our subsidiary, Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc., entered into a three-year $35.0 million revolving credit facility (as amended, the “PNC Credit Facility”) with PNC Bank, N.A. (“PNC”). In June 2015, the maximum revolving advance amount under the PNC Credit Facility was increased to $40.0 million, with an additional $10.0 million of incremental availability (subject to PNC’s approval and satisfaction of conditions precedent) and the maturity date was extended to May 2020. In December 2018, the PNC Credit Facility maximum revolving advance amount was increased to $45.0 million. In May 2019, the PNC Credit Facility was amended to include the following: the maximum revolving advance amount was increased to $50.0 million, with an additional $10.0 million of availability (in $5.0 million increments) subject to satisfaction of conditions precedent, and the maturity date was extended to May 2023 : Borrowings under the revolving credit facility accrue interest at an annual rate equal to LIBOR plus a margin of 1.75% and/or the sum of margin of a 0.5% plus the highest of (i) the PNC commercial lending rate, (ii) the sum of the federal prime rate plus 0.5% and (iii) daily LIBOR rate plus 1.0%. The PNC Credit Facility is guaranteed by IBEX Global Limited and secured by substantially all the assets of Ibex Global Solutions, Inc. The line of credit balance as of March 31, 2020 was $24.3 million, compared to $33.5 million as of June 30, 2019.
In June 2016, the PNC Credit Facility was amended to add a Term Loan A of $6.0 million, which was drawn down in full, and a Term Loan B of $4.0 million (subject to satisfaction of conditions precedent), which was never drawn down and cancelled. In November 2016, the PNC Credit Facility was amended by adding a Term Loan C of $16.0 million which was drawn down in full with $6.0 million applied to repay in full Term Loan A. Term Loan C bears interest at LIBOR plus a margin of 4.00% and is required to be repaid in 54 equal monthly instalments (commencing January 1, 2017). Term Loan C balance as of March 31, 2020 was $4.4 million, compared to $7.1 million as of June 30, 2019.
In addition, the PNC Credit Facility was amended in June 2016 to include a $3.0 million non-revolving line of credit for purchases of equipment, which was drawn down in full, bearing interest at LIBOR plus a margin of 3.25%. The balance of this line as of March 31, 2020 was nil, compared to $0.2 million as of June 30, 2019.
Receivables Financing Agreement with Citibank, N.A.
In June 2015, our subsidiary, Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc., entered into a supplier agreement with Citibank, N.A. (the “Citibank Receivables Financing Agreement”). Pursuant to the Citibank Receivables Financing Agreement, Citibank provides payment to Ibex Global Solutions, Inc. for accounts receivable owed to Ibex Global Solutions, Inc. from one of our largest clients and its various subsidiaries and affiliates located in the United States. All payments from Citibank to Ibex Global Solutions, Inc. are subject to a discount charge. The discount rate used to calculate the discount charge is the product of (i) the LIBOR rate for the period most closely corresponding to the number of days in the period starting from and including the date the proceeds are remitted by Citibank to Ibex Global Solutions, Inc. (the “Discount Acceptance Period”) plus 0.80% per annum and (ii) the Discount Acceptance Period divided by 360. The discount charge during the nine months ended March 31, 2020 and the fiscal year ended June 30, 2019 averaged approximately 0.36% and 0.32% of net sales, respectively.
Receivables Financing Agreement with Seacoast National Bank
In July 2011, our subsidiary, iSky, Inc., entered into a purchasing agreement (the “Seacoast Receivables Financing Agreement”) with the predecessor to Seacoast National Bank (“Seacoast”). Pursuant to the Seacoast Receivables Financing Agreement, Seacoast provides payment to iSky, Inc. for up to $1.5 million of accounts receivable owed to iSky, Inc. All payments from Seacoast to iSky, Inc. are subject to a discount of 1.0% for receivables outstanding 30 days or less and an additional 0.5% for each additional 15 days that such receivable is outstanding. The average discount during the nine months ended March 31, 2020 and the fiscal year ended June 30, 2019 was approximately 1.2% and 1.2% of net sales, respectively. Under the Seacoast Receivables Financing Agreement, Seacoast may also advance an amount up to 85% of iSky, Inc.’s receivables to iSky, Inc. at a rate of LIBOR plus 7.0%.
The Seacoast Receivables Financing Agreement requires iSky, Inc. to sell $0.2 million of receivables per month to Seacoast, subject to a penalty based on the discount fee if such minimum is not met. The Seacoast Receivables Financing Agreement is automatically renewed for successive 12-month periods unless terminated in accordance with its terms.
Loan Facility with First Global Bank Limited
In January 2018, our subsidiary, IBEX Global Jamaica Limited, entered into a $1.4 million non-revolving term loan with First Global Bank Limited. The loan bears interest at a fixed rate of 7.0% per annum for the term of the loan and a maturity date of January 2023. The loan is guaranteed by IBEX Global Solutions Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of March 31, 2020, the balance of the loan was $0.7 million, compared to $1.1 million as of June 30, 2019.
In November 2018, our subsidiary, IBEX Global Jamaica Limited, entered into a $1.2 million non-revolving demand loan with First Global Bank Limited. The loan bears a variable interest at 6-month LIBOR plus a margin of 5.26%, subject to a floor of 7.0% per annum, for the term of the loan. The loan is to be paid in 60 equal monthly installments, triggering a bullet payment after 36 months, with an option to renew for an additional 24 months, with an overall maturity in January 2023. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. At March 31, 2020, the balance of the loan was $0.9 million, compared to $1.0 million at June 30, 2019.
In October 2019, our subsidiary, IBEX Global Jamaica Limited, entered into a $0.8 million non-revolving demand loan with First Global Bank Limited. The loan bears interest at a fixed rate of 7.0% per annum for the term of the loan. The loan is to be paid in 36 equal monthly installments, commencing 30 days after the first disbursement of loan funds. The loan is guaranteed by IBEX Global Limited and secured by substantially all of the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. At March 31, 2020, the balance of the loan was $0.9 million.
In March 2020, our subsidiary, IBEX Global Jamaica Limited, entered into a $0.6 million non-revolving demand loan and a $2.0 million non-revolving demand loan with First Global Bank Limited. Each loan bears interest at a fixed rate of 7.0% per annum for the term of the loan. Each loan is to be paid in 36 equal monthly installments, commencing 30 days after the first disbursement of loan funds. The loans are guaranteed by IBEX Global Limited and secured by substantially all of the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of March 31, 2020, the outstanding balance of each of the loans was nil.
Heritage Bank of Commerce Credit Facility
In March 2015, our subsidiaries, Digital Globe Services, Inc., Telsat Online Inc. and DGS EDU, LLC entered into a one-year $3.0 million loan and security agreement (the “HBC Loan Agreement”) with Heritage Bank of Commerce (“HBC”). In March 2016, the HBC Loan Agreement was amended to increase the credit line capacity to $5.0 million and extend its maturity date until March 31, 2018, subject to collateral review. In June 2017, the HBC Loan Agreement was amended to add an additional subsidiary, 7 Degrees LLC, as a borrower, along with extending the maturity date until March 31, 2019. In August 2018, the HBC Loan Agreement was amended to increase the accrued account advance rate and certain other terms along with extending the maturity date until March 31, 2021. In January

2019, HBC Loan Agreement was amended to exclude DGS EDU, LLC from the facility pursuant to its sale. Borrowings under the HBC Loan Agreement bear interest at the prime rate plus a margin of 2.50%. The credit line is secured by substantially all the assets of Digital Globe Services, Inc., Telsat Online Inc., and 7 Degrees LLC. The line of credit balance as of March 31, 2020 was $1.4 million, compared to $2.4 million as of June 30, 2019.
In March 2019, HBC Loan Agreement was amended to add a term loan of up to $2.0 million that bears interest at the prime rate plus a margin of 2.5%. The term loan is required to be repaid in 36 equal monthly installments (commencing April 2020) and will mature on March 1, 2023. On the term loan maturity date, all amounts owing shall be immediately due and payable. The term loan balance as of March 31, 2020 is $2.0 million, compared to $ 1.0 million as of June 30, 2019.
Other Financing Arrangements
During the fiscal years ended June 30, 2018 and 2019, we purchased additional hardware and software licenses under an additional three-year financing agreements with International Business Machines Corporation totaling approximately $1.2 million and $3.6 million, respectively.
Off-Balance Sheet Arrangements
We were not during the periods presented, and are not currently, a party to any off-balance sheet arrangements.
Contractual obligations
The following table presents our future contractual obligations as of June 30, 2019:
	Payments due by period As of June 30, 2019
	Total	Less than one year	1 - 3 years	3 - 5 years	5+ years
	(in thousands)
Obligations Under Leases(1)	$95,616	$15,954	$27,136	$19,326	$33,200
Long Term Other Borrowings(2)	13,591	5,933	6,694	964	—
Line Of Credit(3)	36,026	36,026	—	—	—
Purchase Obligations(4)	1,680	—	1,680	—	—
Defined Benefit Obligations(5)	356	—	—	—	356
	$147,269	$57,913	$35,510	$20,290	$33,556
(1)
The lease arrangements have interest rates ranging from 5.0% to 10.0% for the fiscal year ended June 30, 2019. Subsequent to June 30, 2019, the Company has entered into new obligations under leases for $24.6 million. The total future contractual obligations related to these leases are $31.2 million, which are repayable over a period up to eleven years.

(2)
Represents indebtedness under the following: (i) Term Loan C under the PNC Credit Facility, which will be amortized in 54 consecutive equal monthly installments which commenced on 1 January 1, 2017 with an interest rate of LIBOR plus a margin of 4% and (ii) other financing arrangements having interest rates from 6% to 10%.

(3)
Represents indebtedness under the following: (i) the PNC Credit Facility ($33.5 million), which bears interest at an interest rate of LIBOR plus a margin of 1.75% and/or the sum of a margin of -0.5% plus the highest of (a) the PNC commercial lending rate, (b) the sum of the federal prime rate plus 0.5% and (c) daily LIBOR rate plus 1.0%; (ii) the HBC Credit Facility ($2.4 million), which bears interest at a rate equal to the greater of The Wall Street Journal (WSJ) Prime Rate or 5.7%; and (iii) the Seacoast Receivables Financing Agreement ($0.1 million), which bears interest at a rate of LIBOR plus a margin of 7% per annum.

(4)	Represents obligations under annual telecommunication service agreements with two carriers.
(5)
Represents liability against unfunded defined benefit plan whereby employees are entitled to one half month’s salary for every year of service upon attainment of retirement age of 60 years with at least five years of completed service.

Qualitative and Quantitative Disclosures about Market Risk
Our activities expose us to a variety of financial risks: market risk (including interest rate risk and currency risk), credit risk and liquidity risk.
Interest Rate Risk
Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Borrowings under the PNC Credit Facility bear interest at LIBOR plus 1.75% and/or the sum of a margin of -0.5% plus the highest of (i) the PNC commercial lending rate, (ii) the sum of the federal prime rate plus 0.5% and (iii) daily LIBOR rate plus 1.0% and, in the case of Term Loan C, LIBOR plus a margin of 4.0%. Borrowings under the HBC Loan Facility bear interest at the Prime Rate plus 2.5%. Other than a floating to fixed interest-rate swap entered into in August 2016 and June 2019 to hedge the interest rate risk on the Term Loan A, Term Loan C and PNC Credit Facility with PNC, we do not use derivative financial instruments to hedge our risk of interest rate volatility. As of the date of this prospectus, the interest-rate swap is independent of any particular facility we are procuring from PNC; nevertheless, it continues to contribute to the overall cost exposure of our debt portfolio.
Based on our debt position as of March 31, 2020 and taking into account the impact of the interest-rate swap referred to above, a 1.0% change in interest rates would impact our finance costs by $0.9 million.
We have not been exposed to material risks due to changes in interest rates. However, our future financial costs related to borrowings may increase and our financial income may decrease due to changes in market interest rates.
Foreign Currency Exchange Risk
We serve many of our U.S.-based clients using delivery center capacity in various countries such as the Philippines, Pakistan, Nicaragua and Jamaica. Although contracts with these clients are typically priced in U.S. dollars, a substantial portion of related costs is denominated in the local currency of the country where services are provided, resulting in foreign currency exposure which could have an impact on our results of operations. Our primary foreign currency exposures are in Philippine Peso, Jamaican Dollar and Pakistani Rupee; to a lesser extent, we have exposures in Euro, Pound Sterling, CFA Franc (XOF), Nicaraguan Cordoba, Canadian Dollar and Emirati Dirham. There can be no assurance that we can take actions to mitigate such exposure in the future, and if taken, that such actions will be successful or that future changes in currency exchange rates will not have a material adverse impact on our future operating results. A significant change in the value of the U.S. Dollar against the currency of one or more countries where we operate may have a material adverse effect on our financial condition and results of operations.

Foreign currency exchange risk arises mainly where receivables and payables exist due to transactions entered into in foreign currencies. As such, we believe we are exposed to the following foreign currency exchange risks:
•
Transaction foreign currency risk is the exchange risk associated with the time delay between entering into a contract and settling it, for example temporal differences in receivables and payables. Greater time differences exacerbate transaction foreign currency risk, as there is more time for the two exchange rates to fluctuate.

•
Translation foreign currency risk is the risk that our non-U.S. Dollar assets and liabilities will change in value as a result of exchange rate changes. Monetary assets and liabilities (for example accounts receivable, accounts payable and bank accounts) are valued and translated into U.S. Dollars at the applicable exchange rate prevailing at the applicable date. Any adverse valuation moves due to exchange rate changes at such time are charged directly and could impact our financial position and results of operations. For the purposes of preparing our financial statements, we convert our subsidiaries’ financial statements as follows: statements of financial position are translated into U.S. Dollars from local currencies at the period-end exchange rate, shareholders’ equity is translated at historical exchange rates prevailing on the transaction date and income and cash flow statements are translated at average exchange rates for the period.

With all other variables held constant, a 5.0% depreciation in the Philippine Peso against the U.S. dollar would have increased net income after taxation in the nine months ended March 31, 2020 by approximately $1.7 million (June 30, 2019: $1.1 million). Conversely, a 5.0% appreciation in the Philippine Peso against the U.S. dollar would have decreased net income after taxation in the nine months ended March 31, 2020 by approximately $1.7 million (June 30, 2019: $1.1 million). A 5.0% depreciation in the Euro against the U.S. dollar would have increased net income after taxation in the nine months ended March 31, 2020 by approximately $0.09 million (June 30, 2019: $0.006 million). Conversely, a 5.0% appreciation in the Euro against the U.S. dollar would have decreased net income after taxation in the nine months ended March 31, 2020 by approximately $0.09 million (June 30, 2019: $0.006 million). Similarly, a 5.0% depreciation in the Pakistani Rupee against the U.S. dollar would have increased our net income after taxation in the nine months ended March 31, 2020 by approximately $0.4 million (June 30, 2019: $0.2 million). Conversely, a 5.0% appreciation in the Pakistani Rupee against the U.S. dollar would have decreased our net income after taxation in the nine months ended March 31, 2020 by approximately $0.4 million (June 30, 2019: $0.2 million).
With all other variables held constant, a 5.0% depreciation in the Philippine Peso against the U.S. dollar would have decreased net loss after taxation in the six months ended June 30, 2019 by approximately $1.1 million (June 30, 2018: $0.2 million). Conversely, a 5.0% appreciation in the Philippine Peso against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $1.1 million (June 30, 2018: $0.2 million). A 5.0% depreciation in the Euro against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.06 million (June 30, 2018: $0.001 million). Conversely, a 5.0% appreciation in the Euro against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.06 million (June 30, 2018: $0.001 million). Similarly, a 5.0% depreciation in the Pakistani Rupee against the U.S. dollar would have decreased our net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.2 million (June 30, 2018: $0.03 million). Conversely, a 5.0% appreciation in the Pakistani Rupee against the U.S. dollar would have increased our net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.2 million (June 30, 2018: $0.03 million).

Credit Risk
We had the following exposure to concentration of credit risk with clients representing greater than 10% of our receivable balances during the nine months ended March 31, 2020 and fiscal year ended June 30, 2019:
	Nine Months Ended March 31, 2020				Fiscal Year Ended June 30, 2019
	Revenue		Trade debts gross		Revenue		Trade debts gross
	Amount (US$’000)	% of total	Amount (US$’000)	% of total	Amount (US$’000)	% of total	Amount (US$’000)	% of total
Client 1	50,942	16.8%	8,891	15.7%	74,835	20.3%	10,770	16.3%
Client 2	56,562	18.6%	4,066	7.2%	67,094	18.2%	13,716	20.8%
Client 3	29,330	9.6%	9,215	16.3%	44,509	12.1%	9,042	13.7%
Subtotal	136,834	45.0%	22,172	39.2%	186,438	50.6%	33,528	50.9%
Others	167,421	55.0%	34,389	60.8%	181,942	49.4%	32,358	49.1%
	304,255	100.0%	56,561	100.0%	368,380	100.0%	65,886	100.0%
We had the following exposure to concentration of credit risk with clients representing greater than 10% of our receivable balances during nine months ended March 31, 2019 and fiscal year ended June 30, 2018:
Revenue from discontinued operations was $47.4 million during nine months ended March 31, 2019
	Nine Months Ended March 31, 2019				Fiscal Year Ended June 30, 2018
	Revenue		Trade debts gross		Revenue		Trade debts gross
	Amount (US$’000)	% of total	Amount (US$’000)	% of total	Amount (US$’000)	% of total	Amount (US$’000)	% of total
Client 1	58,632	20.9%	10,739	16.4%	78,663	23.0%	10,432	20.0%
Client 2	51,579	18.4%	16,298	24.9%	63,233	18.5%	11,250	21.6%
Client 3	35,062	12.5%	9,617	14.7%	52,837	15.4%	6,586	12.0%
Subtotal	145,273	51.8%	36,654	56.1%	194,733	56.9%	28,268	54.3%
Others	135,192	48.2%	28,714	43.9%	147,467	43.1%	23,770	45.7%
	280,465	100.0%	65,368	100.0%	342,200	100.0%	52,038	100.0%
Liquidity Risk
Our policy is to ensure that we will always have sufficient cash to allow us to meet our liabilities when they become due. To achieve this aim, we seek to maintain cash balances (or agreed facilities) to meet expected requirements for a period of at least 45 days. The board receives cash flow projections on a quarterly basis as well as information regarding cash balances and investments. The liquidity risk of each group entity is managed at the entity level.
Where facilities of group entities need to be increased, approval must be sought by the entity’s CFO. Where the amount of the facility is above a certain level, agreement of our chief financial officer and the board is needed.
Internal Controls Over Financial Reporting
In connection with our fiscal year ended June 30, 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as defined in Rule 12b-2 under the Exchange Act. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis. Specifically, the material weaknesses related to various control deficiencies related to (i) information technology general controls and (ii) revenue recognition at one of our subsidiaries. The material weakness that related to revenue recognition at one of our subsidiaries resulted from duplicating revenue recognition from one of our clients and caused us to overstate our revenues and receivables by approximately $0.8 million during the fiscal year ended June 30, 2018. As of June 30, 2019, we and our independent registered public accounting firm determined that these material weaknesses were remediated.
In addition, during the fiscal year ended June 30, 2018, we assessed the presentation of our consolidated statement of cash flows and concluded that it was necessary to restate our previously issued financial statements for the fiscal year ended June 30, 2017 in order to correct an error in presentation. In accordance with International Accounting Standard (IAS) 7, Statement of Cash Flows, the cash flow associated with the proceeds and payments relating to the line of credit borrowing did not meet the criteria for net presentation as the maturity associated with the line of credit was significantly greater than 90 days and, therefore, we were required to present the cash flow activities associated with the line of credit by presenting separately proceeds from the line of credit and the associated repayments.
During the fiscal year ended June 30, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting related to our estimate of renewable revenue and related provision for Etelequote Limited. Specifically, corporate financial management review controls failed in estimating Etelequote Limited renewable receivable revenue, which is complex and requires a high level of judgment under IFRS 15. As a result of our management review controls failure, we recorded adjustments of $1.9 million (before tax), increasing our estimated renewable receivable revenue in the statement of comprehensive income and loss and renewable receivable in the statement of financial position as of June 30, 2019. During the preparation of our interim condensed consolidated financial statements as of March 31, 2019 and for the nine month periods ended March 31, 2020 and 2019, we and our independent registered public accounting firm again identified material weaknesses in our internal control over financial reporting related to our estimate of renewable revenue and related provision, and related tax effects, for Etelequote Limited for the nine month period ended March 31, 2019. Specifically, corporate financial management review controls failed in estimating Etelequote Limited renewable receivable revenue, which is complex and requires a high level of judgment under IFRS 15. As a result of our management review controls failure, we recorded adjustments of $7.0 million (before tax), increasing our estimated renewable receivable revenue in the statement of profit or loss and other comprehensive income (included in Net income for the period, discontinued operations, net of tax) for the nine month period ended March 31, 2019 and renewable receivable in the statement of financial position as of March 31, 2019.
See “Risk Factors—Risks Related to our Business—If we are unable to implement and maintain effective internal control over financial reporting, our results of operations and the price of our common shares could be adversely affected.”
We cannot assure you that the measures we have taken to date, and actions we may take in the future, will prevent potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required to date. If we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, and our operating results, investor confidence in our company and the market price of our shares may be adversely affected.
Recently adopted accounting standards
See Notes 3.9 and 3.9.1 to our audited consolidated financial statements included elsewhere in this prospectus for information relating to our adoption of IFRS 15, Revenue from Contract with Customers.
See Note 3.5.1 to our audited consolidated financial statements included elsewhere in this prospectus for information relating to our adoption of IFRS 9, Financial Instruments.

See Notes 3.2 and 6.2 to our audited consolidated financial statements included elsewhere in this prospectus for information relating to our adoption of IFRS 16, Leases.
Accounting standards, interpretations and amendments not yet effective
See Note 3 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus for recently adopted issued accounting standards, interpretations and amendments not yet effective as of the date of this prospectus.
JOBS Act Transition Period
In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was enacted. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company” (an “EGC”) as defined in the JOBS Act.
In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if we choose to rely on such exemptions, for so long as we remain an EGC, we will not be required to, among other things:
•	provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;
•	provide all of the compensation disclosure that is required of a company that does not qualify as an EGC; and
•
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We would cease to be an EGC upon the earliest to occur of: the last day of the fiscal year in which we have $1.07 billion or more in annual revenue; the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of this offering.

BUSINESS
Overview
IBEX is a leading global customer experience (“CX”) company delivering solutions to help the world’s preeminent brands more effectively engage with their customers.
The outsourced industry is undergoing a paradigm shift with blue chip companies in traditional industries pivoting toward digitally-enabled marketplaces and increasingly digitally-native consumers. Companies are reacting to this shifting landscape with a relentless focus on CX and customer lifetime value (“LTV”). They are beginning to view their customer contact center providers as essential partners and extensions of their brand rather than cost centers that manage customer interaction. We define this new model and vantage point as “BPO 2.0” and believe that our differentiated suite of services and organizational characteristics uniquely position us to lead in this market, including:
•	services that span the full customer lifecycle, ranging from customer acquisition to customer engagement to managing and measuring the customer experience;
•	technology tools that enhance ambassador performance and drive unique client insights;
•	multiple channels of engagement, ranging from voice to fast-growing digital channels such as chat and email;
•	differentiated global delivery centers, where we have been successful in offering clients lower costs while maintaining high levels of quality; and,
•	unique, highly engaged culture that is overseen by a highly experienced management team that is flexible and moves at the speed of the client.
This marketplace driven shift to BPO 2.0 has been critical in our success, as we are well positioned on the leading edge which is demonstrated by our above-average revenue growth rates and success with both new economy and traditional blue chip branded clients. Our “New Economy” business, where we work with the faster-growing, new economy brands, has grown at a CAGR of 230% for the last four years. We define New Economy clients as those that are experiencing high degrees of top-line growth which, in turn, drives significant increases in such companies’ volume requirements for customer care BPO solutions. Between fiscal year 2015 and 2019, this category grew from 0.2% to 22.0% of our revenue. We have also been able to win blue chip brands that are looking for providers with a more innovative and outcome-oriented focus on customer engagement. Our work with New Economy clients has resulted in a rapid expansion of our non-voice solutions where we engage our client’s customers through means, such as chat and email. Our revenue from non-voice channels has similarly grown at a rapid CAGR of 55% over the last four years.
Through our integrated Customer Lifecycle Experience (“CLX”) platform, we provide solutions that span the entire customer lifecycle and range from broad-based integrated offerings to more customized solutions focused on specific client needs. Our top ten clients use an average of more than five services across our CLX platform.
Our CLX Suite of Solutions
Digital (Digital Marketing) “Add customers.”	Connect (Customer Engagement) “Engage customers.”	CX (Feedback Analytics) “Grow relationships.”
Digital Marketing	Customer Service	Multi-Channel Digital Surveys
Lead Generation	Billing Support	Real-Time Issue Resolution
Online Sales	Technical Support	Analytics & Business Intelligence
Optimization	Up-Sell/Cross-Sell Retention / Renewals	Text / Sentiment Analytics
Lead Conversion	Win-backs

During the fiscal year 2019, we managed approximately 138 million interactions with consumers on behalf of our clients through an omni-channel approach, using voice, web, chat and email. While traditional channels (voice) still account for a majority of our revenue, our revenue from non-voice channels (web, chat and email) increased from $33.3 million in the nine months ended March 31, 2019 to $51.4 million in the nine months ended March 31, 2020, and increased from $8.1 million in the fiscal year ended June 30, 2015 to $46.9 million in the fiscal year ended June 30, 2019. Non-voice revenue as a percentage of total revenue increased from 13.6% in the quarter ended March 31, 2019 to 16.8% in the quarter ended March 31, 2020, 11.9% in the nine months ended March 31, 2019 to 16.9% in the nine months ended March 31, 2020, and increased from 2.9% in the fiscal year ended June 30, 2015 to 12.7% in the fiscal year ended June 30, 2019. During the nine months ended March 31, 2020 and 2019, 76.0% and 48.6%, respectively, and during the fiscal years ended June 30, 2019 and 2018, 56.5% and 32.6%, respectively, of our revenue growth was attributable to the expansion of our non-voice business. The growth of our non-voice business has a positive impact on our profitability because our non-voice business has a higher workstation capacity utilization. In addition, ambassador attrition rate has been lower for our non-voice business, which saves us significant costs associated with hiring and training.
Our clients fit primarily within two categories. The first category is made up of mostly Fortune 500 brands, across a broad range of industries that have large customer bases and rely on outsourced providers to maximize customer retention and improve customer expansion. We refer to these clients as “blue chip” companies. Increasingly, clients in this category look to us as a nimble provider offering differentiated services as they face challenges in the wake of digital disruption. We apply our execution expertise and end-to-end CLX technology suite to enable these clients to adapt in a changing environment that requires a different type of customer experience for digital-native consumers. The second category of clients we serve are digitally-driven “disruptors.” We refer to these clients as the “New Economy” companies. They tend to be faster-growing brands in high-growth industry verticals, such as (but not limited to) technology, e-commerce and consumer services. Our New Economy business is designed to meet these needs for new economy verticals and high-growth requirements, with a focus on launch, speed-to-performance and scale. While many of these New Economy clients are smaller, fast growing companies, there are several Fortune 500 companies within that group, such as Amazon and one of the leading ride-sharing companies in the United States. The success of our New Economy initiative with high-growth technology, e-commerce and consumer services clients is a key driver in the increase of our revenue from non-voice channels, and, as a result, has a positive effect on our profitability. Between fiscal year 2015 and fiscal year 2019, our revenue attributable to the high-growth New Economy business vertical increased at a 230% CAGR. In the nine months ended March 31, 2020, we derived $83.5 million, or 27.4%, of our revenue up from $58.0 million, or 20.7%, of our revenue in the nine months ended March 31, 2019 from our New Economy clients. In the quarter ended March 31, 2020, and March 31, 2019 we derived 28.6% and 24.3% of our revenue, respectively, from our New Economy clients. In fiscal year 2019, we derived $81.2 million, or 22.0% of our revenue, up from $45.9 million, or 13.4%, of our revenue in fiscal year 2018 and $0.7 million, or 0.2% of our revenue, in fiscal year 2015 from our New Economy clients. During the nine months ended March 31, 2020 and 2019, 100% and 100%, respectively, of our revenue growth was attributable to the expansion of our New Economy business vertical. During the fiscal years ended June 30, 2019 and 2018, 100% and 90%, respectively, of our revenue growth was attributable to the expansion of our New Economy business vertical. While most other client segments operate under economics typical of the outsourced customer care industry, the success of our New Economy business vertical is a result of differentiating factors such as its growth trajectory, its contribution to profitability and the greater propensity for these clients to leverage digital forms of service delivery.

ibex.

New Economy Client Revenue as a % of Total Client Revenue

35%
30%
25%
20%
15%
10%
5%
0%
% of Total Revenue
CAGR 230%
0.2%
2.1%
5.8%
13.4%
22.0%
FY 15
FY 16
FY 17
FY 18
FY 19

Our delivery centers are strategically located in labor markets with relatively low levels of resource competition, which enables us to attract, hire and retain a highly engaged, well trained and motivated workforce, resulting in high levels of client satisfaction. In recent years, we have opened all of our new delivery centers in lower-cost markets outside the United States, such as the Philippines, Jamaica and Nicaragua, where we have been successful in offering our clients a lower cost base while maintaining high levels of quality. We believe that a key factor in our success has been our development of a unique ibex brand within these labor markets, where we have an attractive work culture, evidenced by multiple awards. We operate and staff our delivery centers in line with global health standards including appropriate social distancing, and complement these centers with a highly developed work-at-home program. In addition, a large portion of our services have been classified by the local authorities as essential in nature, allowing for the continued operation of those facilities through any lockdowns, and wherever appropriate and permitted by our clients, we have shifted any remaining work to a work-at-home platform.
We believe we have successfully taken share in the market and, as such, have maintained a growth trajectory that is in excess of the broader industry. As an example, of our top 10 clients, four have been onboarded since the beginning of fiscal year 2017. Of those four, we are providing an average of more than four services, which have been delivered across more than two major geographies (e.g., United States, Metro Philippines, Provincial Philippines, Jamaica, Nicaragua, Pakistan, and Senegal). A typical initial client launch involves providing a single solution from a single site and, therefore, we believe that our growth has been the result of excellent service delivery. It is our overall thesis that being awarded multiple services across several geographies serves as a proxy for our trusted client relationships and the value clients recognize in our offerings. We operate in 2.3 geographies on average for our top ten clients. Furthermore, our profitability has increased at a rate significantly higher than our revenue growth. For the nine months ended March 31, 2020, our revenue was $304.3 million, our net income was $11.6 million, our net income, continuing operations, was $11.6 million and our Adjusted EBITDA from continuing operations was $40.6 million. For the nine months ended March 31, 2019, our revenue was $280.5 million, our net income was $11.2 million, our net income, continuing operations, was $0.1 million, and our Adjusted EBITDA from continuing operations was $28.9 million. For the fiscal year ended June 30, 2019, our revenue was $368.4 million, our net income was $11.0 million, our net loss, continuing operations, was $4.5 million, and our Adjusted EBITDA from continuing operations was $36.3 million. For the fiscal year ended June 30, 2018, our revenue was $342.2 million, our net loss was $15.9 million, our net loss, continuing operations, was $20.8 million and our Adjusted EBITDA from continuing operations was $4.3 million. See “Reconciliation of Adjusted EBITDA from Continuing Operations from Net (Loss)/Income” on page 99.
Our results of operations for the nine months ended March 31, 2020 and 2019, and the fiscal year ended June 30, 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases. Our financial position at June 30, 2019 and our results of operations for the fiscal years ended June 30, 2019 and 2018 reflect our disposition of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and its treatment as a discontinued operation. . Our results of operations for the nine months ended March 31, 2020 and 2019, and the fiscal year ended June 30, 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases. IFRS 15 has been implemented using the cumulative effect method, and IFRS 16 using the modified retrospective approach. As a consequence, comparative amounts for the fiscal year ended June 30, 2018 are not restated to reflect the adoption of IFRS 15 and IFRS 16 but instead continue to reflect our accounting policies under IAS 18, Revenue, and IAS 17, Leases. For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Financial Position and Results of Operations.” For more information about our disposition of Etelequote Limited, refer to Note 30.3 to our audited consolidated financial statements included elsewhere in this prospectus.
Market Opportunity
We estimate that the total current addressable market for our suite of CLX solutions is well over $100 billion, and is comprised of the following areas of opportunity:
•
Customer Engagement (ibex Connect) – The largest portion of our addressable market is the customer care segment within the Business Process Outsourcing (“BPO”) industry, which makes up the largest portion of our revenue. International Data Corporation (“IDC”), a leading information technology research firm, estimates that the worldwide business process outsourcing services revenue in 2020 was $203.3 billion and expected to grow to $231 billion in 2024. Within this market, the customer care segment is the largest horizontal market, with approximately $77 billion of revenues in 2020 and expected to grow at a CAGR of 3.6% to $88.6 billion in revenues by 2024. Within the United States, customer care BPO spend accounted for $45 billion in 2020 and is expected to grow to $51.6 billion by 2024.

•
Customer Acquisition (ibex Digital) – Our customer acquisition solution is enabled primarily by digital marketing which is one of the fastest growing segments of the media advertising industry. According to eMarketer, a leading market research company, digital marketing will make up 43% of all advertising spending in 2020. A significant portion of this fast-growing market consists of outsourced customer acquisition specialists, who have primarily adopted a pay-for-performance business model in which advertisers only compensate marketers once a target consumer has taken a particular action, such as filling out an information form or completing a purchase of a product or service. Also according to eMarketer, in 2020 $28 billion is expected to be spent annually on paid search in North America, our primary digital marketing channel. The market is projected to continue to grow in the near term and is rapidly evolving due to increased expectations for BPO vendors to innovate and constantly improve service quality.

•
Customer Experience Management and Analytics (ibex CX) – With unprecedented access to technology, data and choices, consumers have elevated expectations about being heard, as well as how companies take action and respond in real time. As consumers gravitate toward digital channels (websites, mobile and social media), enterprises are seeking more technologically advanced solutions to collect data in real time and harness insights yielded by advanced analytics performed on those data to provide customized customer experiences.

Markets and Markets, a leading B2B market research firm, estimates that the global customer experience management market will grow at a 13.3% CAGR, from $7.8 billion in 2019 to over $14.5 billion in 2023, with North America representing approximately $2.9 billion of market share in 2019. Similarly, Market Research Future estimates that the global market for customer experience analytics will increase to $12 billion by 2023.
Key Market Trends
A number of trends are driving growth and transformation in the outsourced customer interactions market. Historically, the industry was premised on labor arbitrage and cost. Offshoring of work to markets like India and the Philippines was driven primarily by the cost advantages those markets provided. However, the outsourced industry is undergoing a paradigm shift with blue chip clients pivoting toward technology-enabled marketplaces supporting an increasingly digitally-native consumer base. Companies are reacting to this shifting landscape with a relentless focus on CX and customer LTV. They view their customer contact center providers as essential partners and an extension of their brand rather than a cost center to manage customer interaction. In addition to clients in mature industries, emerging industries in the technology and consumer services sectors are changing the mix of solutions, channels and delivery locations. We believe that participants that offer a flexible, technology-oriented, and integrated solution will be best positioned to address the following key industry trends:
The Primacy of Customer Experience (CX)
•
A Dramatic Prioritization of CX – As brands recognize that digital feedback mechanisms, such as social media, can rapidly impact brand perception in a positive or negative manner, the importance of delivering an exceptional customer experience has become a top priority for companies.

•
Consumer Centricity & Customer Lifetime Value (LTV) – Customer expectations and behaviors are changing dramatically. Enabled by immediate feedback channels, consumers expect that enterprises will meet their needs and preferences instantaneously in return for brand loyalty and greater share of customer spend. Accordingly, enterprises and brands are more focused on understanding their consumers’ needs and developing business models that hinge on maximizing customer lifetime value. In turn, they are demanding outsourced customer engagement partners that can deliver customer-centric solutions in an omni-channel manner that maximizes customer retention.

Evolution of Client Needs
•
Outsourcing Across the Operational Value Chain – Enterprises are more frequently relying on outsourced providers to address their needs across the entire customer lifecycle. Many companies, especially in the healthcare, financial services, and utilities space, are beginning to increasingly rely on the expertise of external vendors to deliver cost savings, ensure compliance, drive performance enhancements, and offer technology suites that serve to improve overall CX while allowing the brand to focus on their core products and competencies. Mature companies seek to digitally transform their current operations to meet the demands of the digital economy and diversify their capabilities. Companies in emerging sectors outsource due to their limited experience and/or resources to manage increasing volumes of customer interactions, and in order to drive new customer demand, scale operations, optimize costs, protect their brand investment, and accelerate profitability.

•
Rise of Omni-Channel to Drive Consumer Centricity − Customer expectations and behaviors are changing dramatically with the evolution of technology such as smart phones, tablets and social media. This has accelerated the speed of consumer interaction with the brands. Consumers expect the brands to meet their needs and preferences instantaneously in return for brand loyalty and a greater share of customer spend. To address this trend, brands are focused on providing a seamless experience via integration of all contact channels (chat, email, SMS, voice, etc.) to deliver customer-centric solutions in an omni-channel manner that maximize customer lifetime value.

•
Seeking Integrated End-to-End Partners – We believe clients are increasingly looking to utilize outsourcing partners who can provide unified solutions for a variety of touchpoints along the customer interaction value chain, from digital marketing to customer sales and support to CX and surveys. Vendors with integrated offerings will command a larger share of wallet from their clients, drive a great degree of insight and performance, and become more ‘sticky’ with their clients for longer-lasting relationships.
•
Bestshore Flexible Delivery Model – Clients are increasingly differentiating between providers based on their ability to provide a flexible, turnkey delivery model that can offer a mix of onshore, nearshore, offshore, and remote working capabilities. In light of recent global events, clients have indicated a heightened importance on the ability of providers to shift their delivery rapidly between various location models.

•
Data Protection & Security − With the rise of the digital economy has come a rise in both the concern toward, and vulnerability of, consumer data. Both mature and new economy brands are placing a higher degree of focus on the technology that underpins the data security & fraud systems deployed by their partners; having an advanced and secure system architecture along with data center redundancy and advanced security technologies are becoming increasingly important, understanding that any security breach can result in a devastating impact to a client’s brand and a consumer’s loyalty.

Impact of Technology, Automation, & Artificial Intelligence (“AI”)
•
Data and Analytics − Enterprises are increasingly demanding that their providers of customer interaction solutions integrate data analysis & insight into their core service offerings, in order to drive continuous performance and superior outcomes. These business intelligence tools can yield actionable insights across every customer touchpoint enabling clients to address customer issues in real time. We expect that investments in automation, digitization and machine learning will be key drivers in the industry as clients seek to adopt more technology-rich ways of servicing their customers.

•
Artificial Intelligence to Enhance Service Delivery − With the increasing applicability of AI in enhancing business processes, the customer care industry is starting to integrate AI into its range of solutions.

Favorable Emerging Market / Client Trends
•
Integrated Technology Solutions for Mature Sectors – Fortune 500 companies that historically utilized traditional live-agent, voice-based services are now integrating new technology-enabled solutions that include multi-channel delivery, self-serve options and automation. Such solutions allow them to achieve greater operational flexibility and innovate their service offerings.

•
Solutions Catered to High-Growth Sectors – The challenges that new economy “disruptors” face consist largely of managing high growth within their customer base, while simultaneously maintaining a high-quality customer experience. In contrast to mature business models, new economy companies have generally not focused on developing large-scale insourced customer operations; therefore, they rely on external partners that can deliver customer service, engagement and support while maintaining the quality of their brands. Most of these companies source their customer interaction needs from lower-cost locations outside their home markets.

Underpinning our CLX solutions is our ability to leverage technology to help clients drive insights and manage interactions across the customer journey. Over the past five years, we have invested significant resources into building and deploying proprietary technology, focusing on next-generation software deployed across the full customer lifecycle journey, driving revenue growth, productivity improvements, experience enhancement and competitive differentiation. Our technology efforts are led by ibex Wave X, which is staffed by a team of 400 developers, with expertise in major platform integration, and a 16-year legacy of value creation and outcome-oriented technology development.
We believe that we have built an industry-leading, comprehensive suite of software products and applications, deployed at enterprise scale across multiple industries along the full consumer lifecycle.
In particular, we have integrated AI functionality into multiple portions of our CLX solution suite. In our core Customer Engagement offering, we deploy third party technologies such as such as Afiniti, CallMiner, and Cogito that enhance customer interaction. For our Customer Acquisition offering, we have developed a technology called Adcast AI that uses AI to better match our search engine keyword bidding with our available call center capacity. Our technology innovations ensure that we are at the forefront of our industry in employing digital solutions on behalf of our customers. Across all three of our solutions areas (ibex Digital, ibex Connect and ibex CX), the portion of our revenue from digital services (i.e., digital support, including omni-channel and other digital services) comprises 30% and 28% of total revenue for the nine months ended March 31, 2020 and 2019, respectively.
Additionally, our business is highly data intensive, and as a result, we have collected datasets from more than 654 million customer interactions since 2013. We overlay our proprietary datasets with third-party data and other available data to derive insights into customer behaviors and preferences, which in turn optimizes our solutions and enables enhanced delivery of our services.
ibex Wave X is working to transform and augment the customer lifecycle through the use of embedded AI & Analytics across every customer touchpoint.
Our Solutions
We work closely with our clients to optimize and accelerate every customer interaction. We offer technology-centric solutions through our integrated customer lifecycle experience (CLX) platform. Our solutions offer a variety of performance-enhancing and risk-mitigating capabilities, to help our clients protect and enhance their brands, grow and retain their customer bases, and maximize customer lifetime value. Our comprehensive offering of customizable solutions drives deep customer integration and long-term trusted relationships with our clients. Our solutions can be procured on a stand-alone, point solution basis, or in an integrated manner covering multiple stages across the customer lifecycle journey.
Our vertical industry expertise in telecommunications, technology, cable / broadband, high-growth technology, healthcare and financial services allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering impactful business results.
We believe that we have a strong track record of offering flexible pricing models for our solution offering ranging from fixed pricing to outcome-based pricing if certain performance indicators are achieved. We believe that new contracts will increasingly be based on such outcome-based pricing and similar hybrid pricing models, as a means of making services more transparent. We believe that our flexible pricing models allow us to maximize our revenues in a price competitive environment while maintaining the high quality of our CLX services.

We provide our services across the following three phases of the customer lifecycle experience:

ibex.

The Complete Solution Suite Enabling the End-to-End Customer Lifecycle Experience.

ibex. Digital.

Digital Marketing & Conversion

Digital Marketing
Lead Generation
Online Sales
Optimization
Lead Conversion

Outcome

Accretive Revenue / Subscribers

ibex. Connect.

Customer Sales & Support

Customer Service
Billing Support
Technical Support
Up-sell / Cross-sell
Retention / Renewals
Win-backs

Outcome

Personalized Customer Engagement At Scale

ibex. CX.

Customer Feedback & Experience

Multi-Channel digital surveys
Real-time issue resolution
Analytics & business intelligence
Text/Sentiment Analysis

Outcome

Full 360 Degree Customer Experience Visibility

Customer Acquisition (ibex Digital)

ibex.

Digital.

Digital Marketing & Conversion

Target.

Multichannel Digital Lead & Prospect Sourcing

Paid Search
Organic Search
Leads from 3rd party providers

xfinity
Follow
XFINITY Welcome to The Future of Awesome
xfinity.com/x1
107 posts
10.4k followers
98 following
Sign Up
ROGERS
2:52 PM
xfinity
Google
xfinity
ALL
VIDEOS
IMAGES
NEWS
MAPS
XFINITY (@XFINITY) | Twitter
https://twitter.com › xfinity
52.7K tweets • 5890 photos/videos • 182K followers. "Amanda Nunes looks to continue her domination at #UFC215 Order a night of fights ...
Xfinity Internet Prepaid Service
www.xfinityprepaid.com › internet_index
Starter Kit is required for Xfinity Internet Prepaid and/or Xfinity TV Prepaid service. *Actual speeds

Convert.

Click & Call Conversion.

Convert customers via websites or our professionally trained sales experts xfinity
Fast Internet. TV on every screen.
Shop Offers
Shopping just got easier

Gain.

Revenue Generation

Client pays on performance or agency basis

In our Customer Acquisition solution, we work with consumer-facing businesses to drive online customer demand. We offer Search, Social, & Display advertising capabilities, helping our clients promote brand awareness and drive high-volume, low-churn new customer conversion. With proprietary algorithms that strategically target high-value customers and seamlessly optimize ad bidding and deployment, ibex Digital is capable of reducing a client’s customer acquisition costs. Additionally, ibex Digital can also seamlessly transition customers from client-to-call, where the initial interest is driven digitally, and the conversation is closed at an ibex call center with a trained sales agent. We are typically compensated by our clients on a pay-per-performance basis, where we earn a commission upon the successful addition of a new customer.
Acquisition Cycle – Most of our Customer Acquisition solutions involve two steps: (a) generating or purchasing a lead or a prospect, and (b) converting that lead or prospect into a customer, most frequently through a voice-based channel.
•
Lead or Prospect Sourcing – We source leads or prospects for our acquisition solutions either through digital marketing activity, which includes paid search and search engine optimization, or through the purchase of leads from third parties.

•
Paid Search – We rely on paid search for our internal lead generation, which is also known as search engine marketing. This portion of our digital marketing activity involves the creation and management of a web sales portal bearing the client’s brand, to which we drive consumers through fixed and mobile paid search advertising with providers such as Google, Yahoo! and Bing. Our proprietary technology platform determines the optimal price to pay for keyword-based advertising to ensure cost-effective search engine placement that attracts interested consumers. This platform also bases its bidding on availability of appropriate delivery center ambassadors to convert any leads generated into buyers. We use our SEM-based lead generation primarily to generate customers for our clients in the cable and telecommunications sectors.

•
Organic Search – We also generate leads for our acquisition solution based on organic search, which is also known as search engine optimization. This portion of our digital marketing activity involves the creation and management of web portals that feature prominently in a consumer’s relevance-based search results in response to a web search. Visitors to these web properties effectively become leads that we subsequently contact in order to convert into a sale.

•
Purchase of Leads from Third Party Providers – In addition to internally generating leads and prospects of interested consumers, we also purchase leads and prospects from third party providers. Such prospects can be in the form of inbound calls, where we receive a call transferred from a lead provider that generates relevant prospects for its own business and seeks to monetize further that lead by cross-selling it to us. We also receive leads in the form of contact details of interested prospects that indicated interest to a lead provider through an online web property, whom we subsequently seek to convert via an outbound phone call.

•
Conversion of Leads to Sales – The final step in our Customer Acquisition solutions is our conversion of leads or prospects, whether generated internally or externally, into customers for our clients. We do so primarily through phone interaction with sales ambassadors at our delivery centers. Occasionally, those prospects may become customers of our clients directly through our website without any agent involvement.

Use of Proprietary Algorithms Across our Platform – In our Customer Acquisition solutions, we employ our proprietary algorithms across our platforms to manage all aspects of the marketing function, ranging from setting the amount of our bid for advertising in response to a given search term to managing the underlying website and its associated analytics. We maintain proprietary databases on the performance characteristics of over 5 million search terms (and 26 million unique keyword and bid type combinations) across U.S. zip codes, which we have developed over seven years. The analytics we perform using those data allow us to make cost effective purchases of key search terms. We apply machine learning to identify high-quality leads, which ultimately improves the conversion of those leads into sales. We manage our websites in a dynamic manner, where the website content changes based on the characteristics of the visitor. Our websites also have a high level of integration with our clients as well as with external databases.

For more detailed discussion of the technology used in our Customer Acquisition solutions, see “Technology Solutions.”
Delivery Model − As of March 31, 2020, we operated three acquisition-focused delivery centers. We operated two delivery centers in Pakistan and one in Jamaica, which are focused on customer acquisition on behalf of our clients in the cable and telecommunications industries. As of March 31, 2020, the number of ambassadors dedicated to customer acquisition was 336.
Revenue Model – In our Customer Acquisition segment, we are typically compensated by our clients on a pay-for-performance basis where we earn a commission upon the successful addition of a new customer. Within digital acquisition, to a lesser extent we also provide sales-based delivery center services to convert leads provided by the client into new customers, for which we are typically compensated on a fixed hourly basis.

Customer Engagement (ibex Connect)

ibex.

Connect.

Customer Sales & Support

Deploy.

Global Customer Engagement

Our worldwide contact centers are staffed with highly trained and effective support agents, ready to solve any customer issue across multiple languages.

40+ languages

138M interactions/year [1]

27 Delivery Centers Globally

Connect.

01 Omnichannel Support

- Phone
- Email
- IVR
- SMS
- Social
- Chat

02 Back Office Support

With our suite of comprehensive and automated back-office solutions, we help our clients add value to every layer of their business operations.

- Finance & Accounting
- Marketing
- Social
- Chat

Elevate.

Personalized Consumer Engagement at Scale

With our customer-centric engagement solutions, we help customers feel valued and respected across every brand channel and interaction.

1.Represents the aggregate number of incoming customer services calls, incoming technical support calls, outgoing sales call and non-voice interactions, such as email or chat, which occurred in fiscal year 2019.

ibex Connect
Our Customer Engagement solution is the core of our CLX platform and generates the majority of our revenue. This solution is comprised of customer service (assisting customers with information about our clients’ and their products or services), technical support (providing specialized teams to provide information, assistance and technical guidance to our clients’ customers on a specific product or service) and other value-added outsourced back office services (finance and accounting, marketing support, sales operations, and human resources administration). We deliver this solution through our omni-channel platform, which integrates voice, email, chat, SMS, social media and other communication applications. For more detailed discussion of the technology used in our in Customer Engagement solutions, see “Technology Solutions”.
Our Customer Engagement solutions are priced either on a per-unit of time or a per-interaction basis. Of the cumulative volume of customer interactions between 2013 and 2019 that occur in our Customer Engagement solutions, over 85% represent the interactions originating from inbound consumer inquiries.
Our suite of Customer Engagement solutions are made up primarily of the following categories:
•
Customer Service – This solution is the main interface between our clients and their customers. This solution category is about our clients’ management of their customer relationships, and represents for our clients the most important source of information about their customers’ perceptions and experience. In this service, we provide information about our clients’ products and services to their customers and handle inbound and outbound contacts relating to suggestions, requests and claims about products, billing inquiries, services and processes. A large portion of this solution relates to billing inquiries and general product and service information.

•
Technical Support – We deploy specialized teams that are available to our clients to provide information, assistance and technical guidance to our clients’ customers on a specific product or service. Our technical support capabilities include helpdesk services, early stage issue resolution, known as Level I support, as well as Level II technical support for more advanced issues.

•
Sales, Retention & Winback – We combine our traditional BPO solutions with our sales and acquisition-oriented delivery center capability to allow our existing clients to further mine their current customer bases. Such solutions include cross-selling and up-selling our clients’ products and services, maximizing customer retention and winning back customers that have transitioned away from our clients. Each of these functions requires our ambassadors to demonstrate a combination of customer empathy and product knowledge, together with the ability to make a sale on behalf of the client. The clients within this category of solutions are primarily in the telecommunications, cable/broadband and technology industries.

Our Customer Engagement solutions require a robust technology infrastructure overlay. Each of our client programs is operated using a Customer Relationship Management (“CRM”) ambassador application, which guides ambassadors through the relevant call script, provides an interface to input customer-specific data to the client, captures other relevant call and program-related information and provides program reporting to the client. Certain clients provide their own CRM ambassador application; in other cases we customize our proprietary portal for that client program. Other technology tools relevant to the above services include call recording platforms, workforce management software and quality management tools, as described in more detail under “Technology Solutions” below. In addition to these essential tools, we believe we have an advanced technology capability that is developing the next generation of tools that will provide us with a highly competitive edge in our Customer Engagement capabilities.
Delivery Model –As of March 31, 2020, we operated 27 Customer Engagement focused delivery centers located in the United States and the United Kingdom (ten sites), Pakistan (four sites), the Philippines (seven sites), Nicaragua

(two sites), Jamaica (three sites) and Senegal (one site). As of March 31, 2020, 17,985 ambassadors were dedicated to our Customer Engagement solution, with 2,850 ambassadors in the United States, 3,556 in Pakistan, 6,826 in the Philippines, 1,212 in Nicaragua, 3,430 in Jamaica and 111 in Senegal.
Revenue Model – Client pricing for our Customer Engagement solution has traditionally been structured on a per ambassador staffed hour, per-minute of talk and call wrap time or a per call/contact/email basis. Historically we have had a majority of our contracts on a per-hour or per-minute basis. With the growth of new clients, including New Economy clients and restructuring several key contract with existing clients, our business is increasingly evolving toward a per ambassador staffed hour basis for customer service and technical support solutions, and toward pricing structures that include performance-based components based upon achieving agreed upon performance targets. The per ambassador staffed hour model framework shifts the risk associated with call volume volatility and arrival pattern away from the service provider and to the client and results in more consistent profitability due to a less volatile ambassador billable to ambassador payroll percentage.

Customer Experience and Analytics (ibex CX)

ibex.

CX.

Transformative brand experiences.

Listen.

Omnichannel Customer Feedback

Deliver beautiful, branded surveys across any digital channel.

Negative Sentiment
Dan & Tara 6:33pm
I love my car and recommend the dealership but I was exceptionally dissappointed with the wait times, the booking process, and the shuttle service.
Positive Sentiment
operational categorizations

Intelligent Sentiment Analytics

Real-time text and sentiment analysis for all incoming feedback channels.

Empower.

Real-Time Issue Resolution

Act upon any negative customer sentiment across any channel.

Persistent Business Intelligence

Dynamic data visualizations and real-time reporting to ensure your brand gets a full, accurate, and strategic picture of true customer satisfaction & delight.

Enhance.

Fortify Brand Perception & Loyalty

- Improve customer value
- Increase ROI
- Strengthen customer longevitiy

CSI
99
VIEW DATA
NPS
99
VIEW DATA
RETENTION
99
VIEW DATA

ibex CX
In our Customer Experience solution, we offer a comprehensive suite of proprietary software tools to measure, monitor and manage our clients’ customer experience, as well as a set of analytics capabilities that interpret data generated by our interactions and deliver recommendations to the benefit of their operations and brand. By applying these tools, we enable our clients to improve retention of their customers, identify and manage service issues in real time, predict future behavior and enhance overall customer satisfaction. Our platform includes management of omni-channel surveys, interactive artificial intelligence, text analytics and sentiment analysis, a business intelligence suite, and case management capabilities. Given the significant preponderance of voice interactions within our solutions, we utilize technologies such as speech-to-text to deploy the above analytic tools. For more detailed discussion of the technology used in our Customer Experience solutions, see “Technology and Infrastructure.”
As enterprises continue to emphasize customer experience as a key competitive differentiator, we believe that our offering of such a product, whether bundled with our other CLX solutions or sold on a standalone basis, places us in a differentiated position relative to our competitors. We believe that many of our existing and potential clients have yet to invest in a software platform to manage their customer experience.
Delivery Model – We primarily deliver our Customer Experience technology solutions to our clients using a primarily cloud-based delivery model. Our Analytics solution is an add-on solution, which includes technology such as omni-channel speech analytics utilizing AI along with business analysts who provide various insights.
Revenue Model – We currently offer our Customer Experience solutions under multiple options, including a recurring license fee where we charge the client on a “software as a service” basis that reflects usage of the product at the client’s location and a per survey model. In addition, we may charge a set-up fee to customize the solution for our client’s specific needs as well as a usage fee (i.e., per survey). Our Analytics solution is offered as a professional services contract with technology hosting fees or bundled into per contact or per survey fee.
Underpinning our end-to-end CLX solutions is our ability to leverage technology to help clients drive insights and manage interactions across the customer journey. Over the past five years, we have invested significant resources into building and deploying proprietary technology, focusing on next-generation software deployed across the full customer lifecycle journey, driving revenue growth, productivity improvements, experience enhancement and competitive differentiation. Our technology efforts are led by ibex Wave X, which is staffed by a team of 400 developers, with expertise in major platform integration, and a 16-year legacy of value creation and outcome-oriented technology development.
We believe that we have built an industry-leading, comprehensive suite of software products and applications, deployed at enterprise scale across multiple industries along the full consumer lifecycle.
Our Strengths
We believe that we have established a leadership position in the CLX solutions market. Whether in mature, high-growth or emerging industries, we are able to provide clients with a compelling value proposition that combines our full spectrum of customer lifecycle solutions with a global delivery model and innovative technology. We believe that the investments we have made have placed us in a strong competitive position with substantial first-mover advantages. Our leadership position is founded on the following key competitive strengths, including:
•
Differentiated as a Nimble, Disruptive Provider – We believe that we have a distinct organizational culture that embraces technological disruption and is characterized by innovation, speed and structural nimbleness. Our innovative and entrepreneurial culture is a key differentiator and gives us a competitive advantage in delivering high-quality solutions to clients around the globe. With mature clients, this culture plays to our advantage by showcasing the inflexibility of larger incumbents. With high-growth clients, which we refer to as New Economy clients, we believe that our entrepreneurial approach is in line with their own culture.

•
Technology Solutions & Continuous Innovation – ibex Wave X is the hub of our technology development and innovation effort to drive value-added technology development that improves ambassador interactions, client CX, and overall performance benchmarks. Our CLX platform combines our proprietary technology with our service delivery model to provide our clients with customized solutions at a large scale. We are integrating artificial intelligence into each stage of the customer lifecycle, from customer acquisition, to engagement, to surveys & analytics. Our proprietary technology allows us to provide innovative, automated and customizable solutions to our clients more efficiently than if delivered through a purely service-based delivery model.

•
Provider of Customizable Sets of Customer Lifecycle Experience Solutions – The customer lifecycle, from acquisition to retention has become more challenging, complex and competitive for enterprises to manage. We designed a differentiated suite of digital and operational solutions that seamlessly manages interactions throughout all phases of the customer lifecycle, across multiple channels, customized to a client’s specific needs.

•
Proven Expertise in Mature Industries – We believe that we have built a deep level of expertise in serving clients in mature industries, including the telecommunications and cable sectors. We believe that we are able to provide value at all stages of the customer lifecycle for these industries, from lowering the cost of customer acquisition to increasing customer lifetime value through improved retention and increased up-sell.

•
World-Class Global Delivery with Nearshore & Offshore Diversification – Our global delivery model is built on onshore, nearshore and offshore delivery centers, and includes our ability to also support work-at-home capabilities. We seek to operate state-of-the-art ‘highly-branded’ sites in labor markets that are underpenetrated in order to maintain our competitive advantage, retain our position in those labor markets as an employer of choice and deliver a highly scalable and cost-effective solution to our clients. Our highly-branded centers enable us to create a differentiated connection to our clients’ brands and customers. In addition, with a broad network of 27 contact centers spread across multiple geographies, we provide much needed geographic diversity for our clients. In particular, significant investments made in nearshore sites, such as Jamaica and Nicaragua, enable us to offer untapped talent pools for high quality service, proximity to home (US) operations and competitive price points, and often an existing brand affinity. We estimate a 77% CAGR in nearshore revenue for Jamaica and Nicaragua for the four year period from fiscal year ended June 30, 2016 through the fiscal year ending June 30, 2020 and a 21% CAGR in offshore revenue from fiscal year ended June 30, 2018 through June 30, 2020.

•
Innovative and Entrepreneurial Culture – We believe we have established a strong, unique corporate culture that is critical to our ability to recruit, engage, motivate, manage and retain our talented global workforce of over 22,500 employees. A culture which we actively foster through events including, employee galas, VIP events, talent shows, community outreach to engage, reward, and support our ambassadors. At ibex, we ensure our employees are extensions of our clients’ brand identities, delivering passionate and industry-leading results

•
Client Satisfaction and Retention – Our ability to build deep and trusted relationships with our clients is core to who we are. Since the end of fiscal year 2018, we have successfully retained all of our top 25 clients, which represented over 95% of our revenue in fiscal year 2018. Additionally, we monitor customer satisfaction in the form of a net promoter score (NPS) which is tracked through our ibex annual Client Satisfaction Survey. Based on ibex’s 2019 Client Satisfaction Survey, we scored a NPS of 68 which indicates strong, mutually-beneficial relationships with our clients built on the value clients place in our services and solutions and level of service we consistently deliver. We believe that our success with client retention is driven by our ability to perform at or above our client expectations and our competitors as well as our investment in building deep relationships with our clients at multiple levels within their businesses.

Our Growth Strategy
Our goal is to become a key strategic partner to both mature and high-growth companies that require outsourced customer interaction solutions, especially as they seek to address consumers that are increasingly digitally savvy. We have built a platform that we believe is well-positioned for strong, sustainable, long-term growth. Over the last five years, our revenues have increased at a CAGR of 10.1%, growing from $227.4 million in the fiscal year ended June 30, 2014 to $368.4 million in the fiscal year ended June 30, 2019. This growth rate is significantly greater than that of our constituent markets, especially the BPO industry, which according to IDC, grew at an annualized rate of 2.9% between 2015 and 2020.
Our growth model is designed to deploy a “land and expand” approach by targeting and initiating delivery both with mature, global enterprises as well as relatively younger, high-growth clients, and subsequently expanding our services with these clients. The breadth of our capabilities, our ability to deliver a superior experience to our clients and our global delivery capabilities have allowed us to successfully land new clients and then expand our wallet share with them over time. We believe our growth will be bolstered in the future as clients continue to recognize the benefits of partnering with an end-to-end customer interactions provider, and we are able to cross-sell our broad suite of solutions through our client base. Moreover, the current capacity at our onshore and nearshore delivery centers will be able to support our near-term growth with minimal incremental investment, with future investments in capacity expected to be success-based and in response to growth demands of our business.
Our growth strategy is based on the following key components:
•
Continue Winning Blue Chip Clients – We’ve been able to win marquee blue chip brands that are looking to transform their customer engagement strategy through a more innovative and outcome-oriented focus. For these customers, our value proposition is primarily focused on acting as a partner to drive digital transformation in their existing operations. The imperative of engaging digitally with a new type of consumer is all the more urgent as these companies increasingly face-off against emerging new economy players. ibex has increasingly gained share in these relationships, often displacing existing incumbent vendor(s).

•
Continue Winning New Clients with New Economy – Our New Economy initiative combines our Customer Engagement, Customer Acquisition and Customer Experience solutions into an integrated solution set that is focused on the needs of high-growth emerging technology markets. Our success in our New Economy segment can be traced to its inception in 2014, when we began servicing a new client in the emerging technology space. We launched our New Economy initiative in the summer of 2018 to help similar clients attain and support their high-growth objectives. We believe we are among the top tier of providers of outsourced customer interaction solutions that can address the unique needs of such clients. In addition, New Economy customers are generally higher margin as a result of lower customer acquisition costs and a greater portion of non-voice revenue, which is delivered with greater efficiency.

•
Grow Strategic Verticals with Specific Domain Strategies – Our ibex Financial, ibex Health, and ibex Utilities sub-brands are structured to accelerate growth using a highly targeted and performance-driven approach. Within ibex Financial, we intend to build on recent wins we have had with payments companies. Within ibex Health, we see significant opportunity to provide revenue cycle management as well as medical coding and billing services. Finally, within ibex Utilities, we see the opportunity to acting as the “utility mover” for our clients’, by facilitating our clients’ customers’ moves in the form of targeted offers and services that could be of interest at the time certain customers are undergoing a physical move or changing utility provider.

•
Expand Service & Lines of Business (LOBs) with Current Clients (“Expand”) – The breadth of our solutions over the full customer lifecycle creates the ability to cross-sell each solution throughout our client base. Our client base has many large, global brands that have multiple lines of business across multiple geographies. Our typical model is to provide a launch in one center with one CLX service such as Customer Engagement. Our goal is then to “expand” with additional CLX services or new geographies where we operate for our clients. We believe that the success of our initial launches has enabled our client teams to broaden our scope of engagement with these clients to include additional solutions within our suite of offerings.

•
Pursue strategic acquisitions – Our acquisition strategy targets situations in which it is optimal to acquire versus build. It will primarily be focused on adding additional omni-channel capabilities, providing access to new geographies and acquiring technologies that further differentiate our solutions.

By offering technology-enabled customer interactions solutions through our integrated CLX platform, and focusing on our strategies for growth, we believe we are well positioned to compete effectively in the customer engagement marketplace, continue to take market share and capitalize on market growth.
Sales and Marketing
Our sales and marketing teams work closely together to drive awareness and adoption of our CLX platform, accelerate customer acquisition and expand the relationship with our existing customers. We focus on developing long-term relationships with large strategic clients that have needs across the entire CLX lifecycle, and employ a “land and expand” strategy to grow these relationships. Under this strategy, we seek to build the client’s trust through flawless execution on the initial assignment (which is typically for a single solution or geography) and then expand the scope of our engagement with the client into multiple geographies and business lines, which allows us to offer additional CLX solutions. In this manner, the “land and expand” strategy provides opportunities for us to substantially increase our revenues within our existing client base over time.
Our sales and marketing activities are focused on our key market verticals: telecommunications and cable, technology, retail, emerging and high-growth technology, healthcare, financial services and utilities. We have market vertical heads of our key segments, including a market head over our New Economy business vertical. We believe our vertical market focus allows us to provide deep domain expertise and positions us as the best partner to help solve our clients’ unique needs. An essential part of our sales strategy is to focus on ways we can innovate on behalf of our clients, which includes digitization strategies and usage of data, technology, analytics and insights. We are well positioned with the top brands in each of the industry verticals in which we operate, and can leverage domain knowledge and strong client references to generate business with other companies in the same industry vertical.
Our sales are conducted by (a) our client services organization to increase revenues from existing clients, and (b) our new logo organization to land new clients. Their efforts are supported by our marketing organization that manages our brand and conducts marketing and lead generation activities to increase brand awareness through trade shows, industry events, and strategic partnerships with industry analysts.
In our experience, the sales cycle for our solutions range from 30 to 60 days for our target New Economy clients and 12-18 months for our blue chip Fortune 500 clients.
New Logo Organization
As of March 31, 2020, our new logo organization consists of 27 members and we continue to aggressively invest in industry leading client-facing new logo resources. The new logo team’s mission is to sell new services to clients who do not work with us today, by building relationships with the top 8-10 decision makers at each target, executing on vertical plans, so that we are relevant during both the “in” and “out” phases of buying cycles. The new logo organization is supported by a lead generation/research team that aids in continuous communication with the key prospects and do in-depth research on the target companies.
Our new logo organization is made up of teams focused on our key market verticals. We made strategic investments in fiscal year 2019 by hiring general managers in the healthcare, financial services and utilities verticals and promoted a general manager in the New Economy client vertical. As a result, each key vertical is led by a general manager, supported by a dedicated team, focused solely on penetrating and closing business with the top 40 clients in each vertical. The New Economy team is focused on penetrating a broader reach of unicorn and potential unicorn clients in the emerging technology and consumer services sector. We also have strategic relationships with industry advisors / brokers that help open doors based on past relationships, which allows us to extend our reach into our core markets and accelerate introductions.
The sales process for a new client can be short or lengthy depending on the client. Generally, the sales process for our New Economy target clients is 30-60 days, while selling to larger blue chip clients can range as long as

18 months, and usually involves four key steps. Our process typically begins either by our own initiative (out-of-cycle), or in response to an invitation by a client or in response to a specific request for a proposal (in-cycle). In this first phase, a defined need/opportunity is uncovered. The second phase involves mapping our solutions to address the need through a scoping exercise, developing a pertinent solution that meets the need, pricing the proposed solution and developing a ramp/implementation plan to implement the solution. Our recommendation is usually presented electronically and often face to face, either at the target company or at one of our location, especially if we are selected to advance to the next phase of consideration. Upon successful award, we and the prospect move to a negotiation phase; this involves negotiating a master service agreement, as well as the initial statement of work. This third phase also involves detailed planning of the transition of the services as well as the transfer of the knowledge needed to implement the services under such statements of work. The final phase involves commencement of the work and ramping up to meet the agreed upon service levels.
Our new logo organization, often in combination with our client services executives who have an intimate understanding of the client’s business and needs, seek to actively identify and target additional cross-sell opportunities across the entire CLX lifecycle. We believe this approach has allowed us to consistently increase our share of our clients’ business over the last three years.
New Economy
Through our New Economy offering, we combine Customer Engagement, Customer Acquisition and Customer Experience into an integrated solution set that is focused on the high-growth technology, e-commerce and consumer services markets for new economy clients. We are capitalizing on the growth of companies that have reached or are striving to reach “unicorn” status. We believe that we are a market leader with respect to our ability to drive revenue, scale customer support and provide all-channel customer feedback and analytics with our CLX technology platform.
Growth in our New Economy clients has directly led to our growth in non-voice business. Non-voice business typically is able to drive higher margins as it enables us to drive higher workstation seat turns and often has lower ambassador attrition where attrition drives higher operating cost due to the cost of retraining ambassadors. Our revenue from non-voice business as a percentage of our revenue increased from 2.9% in the fiscal year ended June 30, 2015 to 12.7% in the fiscal year ended June 30, 2019.
Client Services Organization
As of March 31, 2020, our client services organization consisted of 42 individuals who are dedicated to maintaining and expanding our relationships with our existing clients. This organization is focused on:
•	Retaining the customer by partnering with internal departments to deliver on the promised service levels and expected outcomes (“earn the right to grow”);
•	Managing both the client and our internal operational delivery units to meet commitments;
•	Knowing the client’s business, strategy, pain points and opportunities to innovate with our CLX technology;
•
Expanding services across all CLX services to include new lines of business geographies and services, thereby increasing our share of the client’s spend on CLX services as well as creating more value for our client – resulting in industry best client retention;

•	Building deep client relationships that differentiate us in the market; and
•	Assisting the sales and marketing organization in securing new business by illustrating differentiated services that we provide to our existing customers.
The end result is our exceptional client retention rates and significant revenue growth within our embedded client base. In fact, in fiscal year 2019, we had 22 new clients and $15.9 million in revenue versus twelve new clients and $6.6 million in revenue in fiscal year 2018. In certain of these relationships, we expanded from voice to non-voice (i.e., email, chat or SMS) customer care, launched in a new geographies and achieved further organization penetration to deliver additional services.

The client services organization is made up of teams that are organized either around a single large client, depending on size and complexity, or around groups of clients that collectively provide scale to warrant the investment of client services overhead. A majority of the senior leadership of the client services organization is located In the United States and is supported by local team members located closer to the actual service delivery, sometimes in other countries / regions. The members of our client services organization typically have deep operational experience as well as strong relationship-building and selling skills. Often our client services team for an account has an team member located close to the client’s premises in the United States as well as a member that is located close to where the delivery takes place, which is now increasingly in offshore and nearshore locations. Most of the new opportunities created within the embedded base of existing clients are led by the senior leadership of the client services organization and follow the same general sales process as the new logo organization.
As part of our highly engaged, or “leaned in” corporate culture, our client relationship are set up at multiple levels and layers, all the way from our chief executive officer through the business heads of our organization. The multi-layered nature of these relationships allows us to develop even stronger client engagements.
Marketing Efforts
Our marketing efforts are focused on generating awareness of our CLX platform, establishing and promoting our brand, reaching and serving the CLX needs of key decision makers in our target verticals, and cultivating a community of successful and vocal customers. Our belief is that the best method to sell our CLX platform is to focus our marketing effort on demonstrating to our prospects our thought leadership in the CLX market, addressing the challenges facing enterprises across the full CLX lifecycle, and engaging business leaders who are seeking to leverage data, technology, analytics, and insights to drive competitive differentiation. We take a targeted approach and work with enterprises across our target verticals: telecommunications, technology, cable / broadband, high-growth technology, healthcare and financial services. We engage with key decision makers outside of RFP cycles in the following key offices: Chief Digital Officer, Chief Information Officer, Chief Experience Officer, Chief Customer Officer and the Chief Marketing Officer.
We also use various social media platforms such as LinkedIn and Facebook to promote our brand externally to target clients and internally to our employees and prospective employees, with the latter being a key component of our success in achieving award winning ambassador engagement. As of March 31, 2020, we had 117 employees in our marketing organization.
Our Clients
Overview
We have experienced steady growth in our client base, consistently gaining new clients annually. For the nine months ended March 31, 2020 and the fiscal year ended June 30, 2019, we had over 90 clients. Our clients include some of the best-known global brands that have leadership positions in their respective industries. Our long tenured clients are primarily in the telecommunications, cable / broadband and technology industries. Our more recent client wins have included enterprises in new economy, high-growth technology and consumer services sectors.
We believe that our success with client retention is a key differentiator. In fiscal year 2019, we were successful in retaining all of our top 25 clients from the end of fiscal year 2018, which represented over 95% of our revenue in fiscal year 2018. We believe that our success with client retention is driven by our ability to perform at or above our client expectations coupled with our ability to expand the number of high value CLX solutions we provide for our clients. In addition, our approach of building deep relationships with our clients at multiple levels within their businesses enables us in our goal to be a trusted partner for all of our clients.
Of our top 10 clients, four have been onboarded since the beginning of fiscal year 2017. Of those four clients, we are providing an average of more than four services, which have been implemented over more than two major geographies (United States, Metro Philippines, Provincial Philippines, Jamaica, Nicaragua, Pakistan, and Senegal).

Our typical initial launch involves providing a single solution from a single site and, therefore, we believe that our growth has been the result of excellent service delivery. It is our overall thesis that being awarded multiple services across several geographies serves as a proxy for our trusted client relationships.
The following table illustrates our revenue distribution by vertical for fiscal year 2015 and year to date fiscal year 2020:

Three of our clients each represent a revenue share greater than 10% of our consolidated revenue. For the nine months ended March 31, 2020, our top three clients represented 16.8%, 18.6% and 9.6% of our revenue.
For the fiscal year ended June 30, 2019, our top three clients represented 20.3%, 18.2% and 12.1% of our revenue.
Our contracts with clients generally take the form of a master services agreement, which is a framework agreement that is then supplemented by one or more statements of work. Our master services agreements specify the general terms applicable to the services we provide. Our statements of work specify the specific services to be provided and associated performance metrics and pricing. For a discussion of the components of our master services agreements and statements of work, see “Business—Our Clients—Client Contracts.”
Client Case Studies
We are the “brand under our client’s brand” and as a result our contracts require us to protect the confidentiality of the work we do for them.
Leading Ride Sharing Company
Situation: Our client was seeking a CX partner who could help them collect and address rider feedback to improve rider experience and increase customer lifetime value.
Solution IBEX worked with the client to rethink their approach to engaging riders who had a negative experience. Together, IBEX and the client designed a data analytics program which analyzed rider feedback. By developing an outreach program through email, Ibex ambassadors would then contact the rider, empathize with them, and attempt to turn a negative experience into a neutral or positive result. Through this proactive outreach program, our client successfully improved overall rider NPS for this set of riders by more than two times to a score of 63, compared to 25 for the client’s normal passenger queue.
IBEX Value add: Customer experience improvement with CX solutions and analytics capabilities

Leading Streaming Video Service
Situation: Our client needed a customer engagement partner who could implement and ramp top-box customer support at scale for its rapidly growing Latin America region, where it maintains approximately 29.4 million subscribers, under an accelerated timeline.
Solution: IBEX worked with the client to quickly launch and ramp an omni-channel customer support program. To achieve this goal, we deployed our nearshore delivery capabilities in Nicaragua, where we scaled the program to approximately 500 ambassadors from inception, achieving a CSAT rating of 97% for customers serviced in the region. We have reached a schedule adherence in the 96-97th percentile, with an average of over 250,000 client contacts per month.
IBEX Value-add: Operational agility (i.e., “speed-to-green” and ability to ramp to peak) and nearshore and omni-channel delivery capabilities.
Leading Global Online Payment Provider
Situation: Our client needed a customer engagement partner who could ramp customer support operations quickly to support heightened peak volumes during holiday season. This client required a flexible partner able to provide multi-channel engagement capabilities across its diverse set of banking partners.
Solution: IBEX initially ramped to 120 ambassadors in our Waterfront Jamaica site to handle omni-channel support (i.e., voice, chat, and email) for B2C and B2B customers. Not only was IBEX able to support peak ramp of up to 200 ambassadors, we became our client’s #1 customer engagement vendor in their network for the client’s positive response rate and RAP scores. Additionally, we implemented a Kaizen process into the ticketing system to more efficiently triage and resolve customer issues, reducing transfer rates by 58% and achieving up to a 3-point improvement in positive response rate.
IBEX Value-add: Operational agility and excellence (e.g., ability to ramp to peak, service level and process improvement) and nearshore and omni-channel delivery capabilities.
Major Global Retailer
Situation: Our client was seeking to expand its digital footprint to attract a new demographic of online grocery shoppers, while reducing costs and scaling operations for new product and service offerings. In addition, they were generally reluctant to work with an engagement partner as experiences with traditional customer contact vendors in the past hadn’t measured up to expectations.
Solution: IBEX launched with 110 ambassadors out of two specialized onshore delivery centers in order to prove service level quality to the client. Once we were able to demonstrate a high level of quality to overcome the client’s past experiences with other vendors, the client ramped IBEX ambassador support to coincide with the roll-out of its in-store grocery pick-up and delivery services. Within 30 days, IBEX and the client launched this program while maintaining high performance metrics, including CSAT and quality assurance (QA) scores. IBEX ultimately ramped to over 700 ambassadors. Ultimately, IBEX is responsible for approximately 30% of outsourced FTE for the client and was awarded expansion into an offshore location.
IBEX Value-add: Operational excellence (e.g., service level quality) and diversified delivery capabilities (onshore and offshore).
High Growth Restaurant Management Platform
Situation: A high growth U.S. disruptor restaurant management and POS platform was seeking a nearshore omni-channel customer engagement/support partner to help scale their business, drive operational efficiencies, reduce costs, and ultimately retain clients.

Solution: Our client selected IBEX to manage their customer support operation, launching with a limited number of IBEX nearshore ambassadors. Within six months, the client had scaled IBEX support to 175 ambassadors which positioned IBEX as the client’s sole contact center partner, enabling them to scale down their small in-house support center. More recently, as the impact of the global pandemic spread worldwide, IBEX was able to continue uninterrupted service for the client while adding additional lines of business, and supplementing incremental delivery with work-at-home ambassadors as needed by the client.
IBEX Value-add: New Economy domain expertise and nearshore and omni-channel delivery capabilities.
Leading Electric Utility Company
Situation: Our client needed a customer engagement and technology partner to introduce a new way for utility consumers to engage in ecommerce across the entire customer journey for its 5.3 million residential households.
Solution: IBEX worked with the client to define new product and service categories and designed a new modern utility ecommerce portal within 4 months, and scale to full launch in April 2020 with more than 1,200 SKUs. This comprehensive ecommerce storefront for the client delivers a wide array of new products and services and is available to more than 11M consumers among 5.3 million households in its five state footprint. Today, customers of the client visit a digital storefront to set up home services like TV, Internet and Security, as well as shop for repair and protection plans, energy efficiency products, an array of smart home gear, and unique bundles and special offers all on a single website, a first in the utility industry. This platform delivers a new source of revenue and customer engagement for the client's business. IBEX's turn-key industry solutions power the client's complete customer lifecycle, and we are in the process of instrumenting those interactions with our RefleCX platform to collect real time telemetry from customer surveys across the CX.
IBEX Value-add: Dramatic CX improvement in ecommerce with telesales and chat support from nearshore delivery capabilities, a first in market ecommerce capability with BundleDealer™, and new digital engagement and customer loyalty programs from search and social campaign execution. Professional media buying and customer service technology solutions support lifetime value from customer acquisition through ongoing CLX engagements. Our client will follow this success with a RefleCX customer experience survey solution for 5 milestones in the utility customer journey beginning in July 2020, and expanding throughout the year as they instrument the entire lifecycle for customer feedback and communication.
Leading E-commerce Company
Situation: Our e-commerce “marketplace” client was seeking an additional strategic outsourced partner to assist with their rapidly expanding customer base and hyper-growth.
Solution: IBEX deployed an initial team of CSRs at program on-set to help with Tier 1 customer support, and through outstanding efficiencies and CSAT performance grew market share to 43%, supporting C2C sellers and buyers. Through our Client Service and Business Development teams consulting with the customer, IBEX then expanded the relationship, leveraging itsI BEX Digital solution to acquire Merchant Sellers, by developing marketing campaigns via paid social channels. Starting with an ad spend of $320,000 per quarter, and by leveraging social media platforms, IBEX was able to generate approximately 1,700 new “Listers” and over 30,000 new listings in the first quarter of operation. Since program inception in August 2019, IBEX has acquired 8,000 new merchants and generated approximately 330,000 new listings at an average cost of $218 per new “Lister.” To date, IBEX has allocated approximately $1.8 million of our client’s ad spend to the Merchant Seller program and in the most recent quarter is managing an ad spend of over $800,000.
IBEX Value-add: Outstanding efficiencies and CSAT along with digital acquisition strategy and execution.

Client Contracts
On January 1, 2017, Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. (“TRGCS”) entered into a services agreement with our top client measured by revenue as of March 31, 2020, to provide certain call center services pursuant to statements of work issued under such services agreement. There are two statements of work existing under the services agreement. The first statement of work, dated as of January 1, 2017, has TRGCS provide to the client a number of services, including, but not limited to, customer technical support. The first statement of work was extended on May 1, 2019 and will continue until April 30, 2021 unless earlier terminated in accordance with its terms. The second statement of work, dated as of January 1, 2017, has TRGCS provide to the client a number of services, including, but not limited to, general customer support and sales. This second statement of work was extended on October 1, 2018 and will continue until December 31, 2020 unless earlier terminated in accordance with its terms. The services agreement and any statements of work issued under the service agreement may be terminated, in whole or in part, with or without cause, by the client with at least 90 days prior written notice to TRGCS. Either party may terminate the services agreement and any statements of work issued under the service agreement upon an event of default. Both parties have agreed to indemnify the other party for certain losses or liabilities incurred in connection with the performance of services by TRGCS.
On December 10, 2013, Telsat Online, Inc. (“TSO”) entered into a marketing agent agreement with this client, pursuant to which we provide marketing and sales services, including, but not limited to, computer, security and technical support services. The term of this agreement automatically renews for successive one-year terms unless terminated by either party. The marketing agent agreement may be terminated by either party without cause upon 30 days written notice. In addition, the client may terminate the marketing agent agreement upon a breach or default by TSO after 30 days’ prior written notice or immediately upon the occurrence of certain events set forth in the marketing agent agreement. The marketing agent agreement contains mutual indemnification provisions.
On August 12, 2014, TRGCS entered into a master service agreement with our second largest client measured by revenue as of March 31, 2020, to provide services pursuant to work orders issued under such master service agreement. On April 24, 2020, TRGCS executed a supplemental order with our second largest client, which is designed to provide consistency amongst multiple work orders and lines of business. The term of the supplemental order was made effective as of January 1, 2020 and will continue through December 31, 2022.There are two work orders existing under the master service agreements, and each anticipated to fall under the new supplemental order. The first work order, originally dated as of April 1, 2016, was renewed and replaced with a new work order, effective as of January 1, 2020 and will continue through December 31, 2022, unless cancelled or terminated earlier pursuant to its terms. This new work order is expressly subject to the new supplemental order. Under this work order, TRGCS provides our second largest client a number of services, including, but not limited to, inbound customer care, customer sales and retention, customer support, and third party verification. Under the second work order, dated as of February 1, 2017, TRGCS provides our second largest client a number of services, including, but not limited to, customer technical support and sales. This second work order has been extended through June 30, 2020, with the expectation that it will be renewed and replaced with a new work order (anticipated to extend for an additional 3-year period), and subject to the new supplemental order, unless it is cancelled or terminated earlier pursuant to its terms. Our second largest client may terminate either or both of the work orders at any time, for convenience and without cause, upon 70 days and 60 days written notice, respectively, to TRGCS for the first and second work order. Either or both work orders may also be terminated by either party upon a breach of the provisions of the master service agreements or any work orders issued under the master service agreements if such breach is not cured during a 10-day period, or if such breach is not curable or is a violation of certain laws, immediately upon notice of such breach. TRGCS has also agreed to indemnify our second largest client for certain losses or liabilities incurred in connection with the performance of the services by TRGCS. This agreement replaced a prior agreement that was executed between the parties on December 4, 2009, as amended from time-to-time.
On December 14, 2016, TSO entered into a service agreement with our second largest client to provide online sales and marketing services. This agreement continued through December 13, 2018 and the parties are currently continuing to operate under it notwithstanding its expiration, as confirmed by the client in writing. Either party may terminate this agreement at any time, without cause upon 30 days prior written notice , our second largest client may terminate the agreement immediately with respect to a particular market upon written notice if the client is no longer authorized to provide services in such particular market. Either party may terminate the agreement immediately (or after the failure to cure within 30-days to the extent a cure period is applicable) upon the occurrence of certain events specified in the agreement. TSO has also agreed to indemnify the client for certain losses or liabilities incurred by in connection with the performance of services by TSO. Pursuant to this agreement, TSO is paid on a commission basis per each sale. The amount of the commission for a sale depends on the product sold, and in some cases, the speed of the sale.
On May 22, 2017, TSO entered into a customer fulfillment referral agreement with a subsidiary of our second largest client, pursuant to which we serve as a commissioned customer referral contractor to market, advertise and promote the client’s systems, services and programming. This agreement automatically renews for an unlimited number of successive one-year terms unless earlier terminated by either party. Either party may terminate the agreement, immediately upon the occurrence of certain events. Automatic termination is also provided for with respect to bankruptcy or cessation of either party’s business. The parties have agreed to indemnify each other for certain losses or liabilities incurred in connection with the agreement. We are paid a commission for each qualifying subscriber referred the client. If a subscriber disconnects, cancels, terminates or fails to pay the client at any time within the first year after their initial subscription, the client is entitled to a discounted chargeback of that subscriber’s commission depending on the timing of such termination of service. Additionally, the client pays us continuing service fees for our ongoing marketing, promotion and advertising of the client’s services, as well as continuing service to referred customers. The amount of such continuing service fees depend on the level of our performance in a calendar quarter.
On July 1, 2017, Ibex Digital entered into a customer referral agreement with a third-party organization, pursuant to which such organization will act as a commissioned customer referral contractor of TSO to market, advertise and promote our second largest client’s systems, services and programming for an initial 3-year term, and on August 1, 2019, the parties amended the agreement, to extend the initial term through July 31, 2022. Pursuant to this agreement, the organization will refer potential customers to us which we will then refer to our client. We will pay a commission for the referral of each qualifying subscriber, and we are in turn paid a commission for the referral of each qualifying subscriber by our second largest client in accordance with the agreement. After the expiration of the initial term, this agreement automatically renews for an unlimited number of successive one-year terms unless earlier terminated by either party. Either party may elect to cancel the agreement for any reason, effective upon the expiration of the then-current term, by delivering written notice to the other party at least 60 days prior to such expiration. Either party may terminate the agreement with written notice and opportunity to cure and/or immediately upon the occurrence of certain events. Ibex Digital and the third-party organization have agreed to indemnify each other for certain losses or liabilities incurred in connection with the agreement.
Technology Solutions
Underpinning our CLX solutions is our ability to leverage technology to help clients drive insights and manage interactions across the customer journey. Over the past five years, we have invested significant resources into building and deploying proprietary technology, focusing on next-generation software deployed across the full customer lifecycle journey, driving revenue growth, productivity improvements, experience enhancement and competitive differentiation. Our technology efforts are led by ibex Wave X, which is staffed by a team of 400 developers, with expertise in major platform integration, and a 16-year legacy of value creation and outcome-oriented technology development.
We believe that we have built an industry-leading, comprehensive suite of software products and applications, deployed at enterprise scale across multiple industries along the full consumer lifecycle.
In particular, we have integrated AI functionality into multiple portions of our CLX solution suite. In our core Customer Engagement offering, we deploy third party technologies such as such as Afiniti, CallMiner, and Cogito that enhance customer interaction. For our Customer Acquisition offering, we have developed a technology called Adcast AI that uses AI to better match our search engine keyword bidding with our available call center capacity. Our technology innovations ensure that we are at the forefront of our industry in employing digital solutions on behalf of our customers. Across all three of our solutions areas (ibex Digital, ibex Connect and ibex CX), the portion of our revenue from digital services (i.e., digital support, including omni-channel and other digital services) comprises 30% and 28% of total revenue for the nine months ended March 31, 2020 and 2019, respectively.
Additionally, our business is highly data intensive, and as a result, we have collected datasets from more than 654 million customer interactions since 2013. We overlay our proprietary datasets with third-party data and other available data to derive insights into customer behaviors and preferences, which in turn optimizes our solutions and enables enhanced delivery of our services. For example, based on our proprietary databases of the performance characteristics of over 5 million search terms and 26 million unique keyword and bid type combinations, we are able to refine our algorithms continually to optimize our lead generation and conversion solutions.
ibex Wave X is working to transform and augment the customer lifecycle through the use of embedded AI & Analytics across every customer touchpoint.
IBEX Wave X
In order to deliver these innovation solutions, we have assembled a large and talented team of technologists along with a suite of tools, technologies and data driven solutions that span the entire customer lifecycle with the objective of helping our clients design a customer experience approach that delivers ground-breaking outcomes. This technology arm is known as ibex Wave X.
Ibex Wave X leverages our full suite of ibex technology assets across our digital, engage and customer experience solutions, and includes over 650 experts in the technology and marketing sciences area.

WAVE X™

by ibex

A Technology & Innovation Hub for the Upgraded Contact Center.

288
Software Engineers

106
Data Scientists and Engineers

394
Experienced IT Professionals

16
Year Legacy of Innovative Technology Delivery

16
Technology Platforms Supported

15
Technology Partnerships

50+
Solutions Developed

2
Test Kitchens
CLX@TheRock
CLX@TheFort
(Coming Soon)

ibex Wave X has established us as a thought leader in the application of artificial intelligence across the customer lifecycle. In our CLX offerings, we leverage the capabilities of artificial intelligence by integrating solutions from technology partners such as Afiniti (a company majority owned by TRGI), Cogito and CallMiner, in addition to deploying solutions developed internally such as Adcast and Brain. For example, for a major telecommunications client, we deployed Afiniti to deliver artificial intelligence-assisted matching of callers and ambassadors to drive superior outcomes across more than 2,500 ambassadors. ibex Wave X is deployable across our full spectrum of clients. Despite having significant technical resources, many of our larger, mature clients look to us for creative solutions in the customer interactions area to drive better outcomes. For our smaller New Economy clients, our ability to provide an array of solutions to drive impactful outcomes is a significant source of value-add to them and a competitive differentiator in the market.
In addition to providing a comprehensive suite of CLX solutions, ibex Wave X also develops purpose-built tools that drive operational efficiencies and insights. Such tools are designed, for example, to support our ambassadors’ path to skills proficiency, beginning with sophisticated training simulations and gamified learning and moving to a suite of artificial intelligence assisted tools that offer support throughout the interaction. These proprietary tools enable us to address feature gaps in commercial products. Examples include Inspire, our digital coaching tool, Capture, our call and screen recording solution, and Witness, our security software, each of which has a robust feature set and was internally developed.
As our clients evolve and refine their customers’ journey, an expanding role for ibex Wave X is providing development support for third party technology platforms deployed by our clients. For example, we have developed expertise in supporting Zendesk and Salesforce.com cloud solutions where we designed and implemented chatbots and workflows for those platforms. This development support work is a natural extension of our Client Integration work which is part of our new client deployment, as part of which we carry out application and database integration that tightly link our client and Ibex systems. This development support work and associated hosted services now constitute an additional revenue stream.
CLX Test Kitchen
As part of ibex Wave X, we have created a “CLX Test Kitchen” that allows our clients to work with our portfolio of technologies to customize a solution that is suitable for their business. The CLX Test Kitchen enables our clients to encounter firsthand the customer lifecycle, as imagined and developed by our CLX experts, and provides an interactive experience that helps transform their customer lifecycle experiences.
To maximize the value of the CLX Test Kitchen, we leverage an ideation model, which provides a framework around the creative process of generating, developing, and executing new ideas. This process enables us to co-create and collaborate with our clients to deliver data driven solutions. The model involves a deep dive into understanding our clients’ unique business challenges. We then combine our clients’ vision and imagination with our industry expertise to achieve the widest possible range of data driven solutions.

WAVE X

by ibex

The CLX Test Kitchen

A client-customized production environment for testing the AI-Augmented Customer Lifecycle.

The CLX Product Cloud
We believe that we have built an industry-leading, comprehensive suite of software products and applications, deployed at enterprise scale across multiple industries along the full consumer lifecycle. For example, we have used our CLX suite to acquire cable and utilities consumers in large scale at an optimal target cost per acquisition (“CPA”) to maximize retention of subscribers in the tech sector, and to prevent fraud using anomaly detection for the telecom sector.

Our CLX suite and its end-to-end set of solutions (acquire, engage and experience) are powered by the CLX Product Cloud, a flexible and modular toolset of integrated products that can be configured, connected, and deployed based on diverse client needs and requirements by leveraging the ibex Wave X technical team.

ibex.

The AI-Augmented Customer Lifecycle

01 Drive the click

AdCast AI™
Automated precision ad bidding, real-time ad optimization, & highvolume ad launching

On click, the customer is connected to the best-fit ambassador.

Afiniti™
AI-driven caller & agent matching

02 Start the Conversation

Cogito™
AI-assisted conversational guidance

Supporting Contact Center Solutions

- **FMS** for streamlined floor management & agent support
- **Simulator** for situational agent training
- **Witness** for complete agent monitoring & data security
- **Heat Map** for streamlined floor management & agent support

Conversation Completes

03 Find out how we did

RefleCX™
Enterprise-grade CX measurement and management, featuring customized surveys, real-time issue resolution, text analytics, & business intelligence

04 Analyze the data

Call Miner ™
Complete call & interaction analytics

Insights™
End-to-end touchpoint & data analysis

Rinse & Repeat

After each interaction, we integrate new insights and learning into the process, driving continuous brand & CX performance.

In addition to our proprietary software products and applications, we partner with major vendors for operations management control, providing intelligent interactive routing through computer telephone integration, outbound sales automation, intelligent routing, quality management, business intelligence, workforce management, and CRM systems. We believe our partnership with leading category vendors has allowed us to deliver customized solutions based on specific client demands and to easily integrate with the internal systems of our clients. Our tech ecosystem partners include AWS, Azure, Cogito, SmartAction and Topbox.
We have organized our CLX products along a suite of product families that are designed to integrate across the customer lifecycle touchpoints (such as acquisition, sales and service, or gathering insights) to drive a better customer experience.
Digital Demand Generation Suite – to drive digital marketing and customer acquisition
Adcast AITM	•	Automatically predicts when, where, and how to bid on and place ads, based on learning from millions of successful and unsuccessful purchase events
	•	Monitors and tracks the real-time up flow of cross-channel online and offline conversions, actively adjusting targeting and bidding algorithms
•
Seamlessly analyzes and integrates historical bid trends into its real-time bidding algorithms, looking at hourly, daily, weekly, and monthly outcomes to optimize ongoing bids while simultaneously looking at live auction data

	•	Scalable SaaS ad management platform to automate, optimize and scale advertising on certain social media platforms
	•	Uses machine learning and rules-based ad optimization to work most effectively with certain social media platform’s targeting and placement algorithm
	•	Automatically predicts when, where, and how to bid on and place ads, based on learning from millions of successful and unsuccessful purchase events

BundleDealerTM	•	Delivers address-based comparison shopping across multiple service providers and online retailers
	•	Open APIs for direct access into fulfilment and provisioning systems

Customer Interaction Management Suite – Contact Center Technology to drive operational efficiencies and customer satisfaction
CoPilot Suite - AI Augmented Ambassador Support	Training Simulator – A training tool that prepares ambassadors using a play-by-play simulation of the most common situations they would face daily

Inspire (Ambassador) – A coaching tool for helping ambassadors improve performance

AgentMobile – A secure ambassador mobile application providing a quick view into schedules and payroll hours logged

Floor Management System (Ambassador) – Enables ambassadors to call for virtual assistance from subject matter experts either locally or globally

Messenger – A PCI-compliant internal messaging system linking team managers, ambassadors, and support organizations integrated with the ibex hierarchy to ensure full management oversight

AgentCentral – An application portal for ambassadors to leverage critical performance and administrative information

Control Tower Suite – A suite of customized performance management tools used by managers to efficiently drive their team to success	SupCentral – An easy to use application that presents important performance management results instantly in one easy-to-read dashboard

Heat Map – A graphical display of the contact center floor with real-time ambassador statistics. Ambassadors whose stats reach a certain threshold are highlighted, alerting leaders for immediate action

Floor Management System (Supervisor) – Enables supervisors to monitor ambassador performance and deliver timely assistance

Inspire (Supervisor) – A coaching tool assisting team leaders to identify specific coaching opportunities of front-line ambassadors

Witness AITM - Proprietary software designed to prevent potential fraud by monitoring ambassador activity using screen, audio and key stroke recordings.	Screen Recorder
• 100% screen recording with 3-month retention
• Supports voice and non-voice environments

KeyLogger
• Identifies potentially fraudulent activity on the ambassador desktop
• Facilitates monitoring to ensure personally identifiable information is not improperly captured in other applications or reused
• Monitors other compliance violations, including survey manipulation

Blind Monitor
• Monitors ambassador screen and audio to identify issues on a real-time basis
• Ongoing calls can be searched on a real-time basis using employee or call state information, with a feature to listen to both audio and view the ambassador’s screen during the call
• Supervisors can remotely ambassador screens if they are not on a call
• Provides role-based security access

Customer and Data Intelligence Suite – Build relationships, measure results through surveys and analytics across the customer journey, from order, installation, support and upsell.
RefleCX Suite – Full stack CX survey and analytics tools	Snap Survey – Lightweight post-engagement survey platform that triggers a quick SMS or email experience survey after any chat, voice, or email support interaction

Composer – Self-service survey management

Enterprise – Advanced survey and analytics platform that measures, monitors, and actions high-volume multichannel customer feedback

DataBridge AITM	An advanced sentiment & text analytics platform featuring Speech-to-Text conversion and social media measurement & monitoring for automatic feedback processing

ThoughtWaveTM
Deep insight analysis, sentiment scorecard, business intelligence, and reporting & analytics for all contact center interactions, driving calibrated calls, improved interactions, and greater client and customer outcomes.

Technology Approach
We have designed and developed our technology solutions to support a range of client engagements, scaling from emerging startups to large global enterprise clients. We operate a range of multi-tenant platforms as well as dedicated platforms that fully segregate customer data. These platforms and applications can run in our Tier 4 Data Center as well as our AWS cloud platforms to accommodate specific data privacy standards such as those required under the GDPR or to better locate content closer to the intended audience. This architecture also reduces risk associated with infrastructure outages, improves system scalability and security, and allows for flexibility in deployment location.
In addition, we leverage outside technology building blocks as part of our product offerings. Examples include the use of Google’s Natural Language Processing (“NLP”) engine for sentiment analysis, Amazon Machine Learning and NLP for Voice of the Customer analytics.
From a development perspective, we leverage the Agile Software development methodology, which is based on iterative development, where requirements and solutions evolve through collaboration between self-organizing cross-functional teams. Because we are PCI certified and HIPAA compliant, an emphasis is placed on Secure Software Development as part of Agile, throughout the lifecycle to minimize potential threats.
The architecture, design, deployment and management of our technology and infrastructure has been designed and built with the following objectives:
•
Intuitive User Experience − Our CLX platform is designed to create an intuitive, interactive and consistent user experience. The goal of our design is to minimize the need for extended product training.

•
Scalability − Our architecture allows us to deploy our CLX platform at scale capable of managing millions of interactions per month on behalf of our clients, including calls, website views, social media interactions, emails, chat sessions and many other transactions.

•
Reliability and Resiliency − Our technology solutions and infrastructure are designed as “always on” solutions with redundancies in place to minimize downtime. We work with leading global providers to create a fully redundant architecture between our facilities. Servers and software components are replicated and customer data is backed up and stored in remote data centers. Our three data centers operate continuously with an uptime of 99.9%. Our physical network is maintained by a high-quality infrastructure and networking organization, which consists of 306 people around the world who are dedicated to seamless, uninterrupted service delivery to our clients.

•
Data Security and Compliance − We maintain a comprehensive security program designed to help safeguard the security and integrity of our customers’ data, which includes both organizational and technical measures such as perimeter security, industry standard intrusion detection systems, security protocols, and authentication of customers and employees prior to accessing our platform, and testing of each released update before deployment.

A team of eight data security experts use the latest tools and technology to guard against security incidents while a Compliance and Risk management team of 34 analysts ensure operational best practices are followed, drive compliance training and in general work to create a culture of compliance required to protect our client’s data.
•	Configurability − Our core technology applications and products are easily configured to meet client specific needs and solutions.
•
Extensions − As part of the CLX Platform, we provide standard, pre-built integrations with leading third-party systems. We also enable additional custom integration for our customers and partners through our APIs.

Our current initiatives are focused on enhancing and extending the capabilities of our existing suite of products servicing the full customer lifecycle. One set of initiatives is focused on deriving further insights from customer interactions leveraging data and machine learning techniques as well deploying technologies such as chatbots as an additional channel to interact with consumers. We also have initiatives underway to further strengthen our security products using anomaly detection techniques.
Our product roadmap is dynamic, and our product development cycles can rapidly address client needs, deliver additional value to our clients and maintain our competitive differentiation.

Competition
The customer acquisition and customer management segments in which we compete are highly fragmented with the largest 10 providers for call center and BPO services representing a total of approximately 30% of the market. We believe this creates significant opportunity for a broad and differentiated provider like us. Although we do not believe any single competitor currently offers a directly comparable end-to-end CLX solution, we believe our integrated platform faces competition from a variety of companies which operate in distinct segments of the customer lifecycle journey, including:
•
Contact center and diversified BPO, such as 24-7 Intouch, Inc., Alorica, Inc., Atento S.A., Concentrix, SITEL Corporation, Startek, Inc., SYKES Enterprises, Inc., TaskUs, Inc., Teleperformance S.A., TeleTech Holdings, Inc., TELUS International and Webhelp;

•
Niche contact center services providers and specialists, such as Alta Resources, C3i (an HCL Technologies Company), Global Response, Inktel Contact Center Solutions, Premiere Response LLC and Vipdesk.com Inc., among others;

•	Customer acquisition companies, including Clear Link Technologies, LLC (acquired by Sykes Enterprises, Incorporated), Qology Direct, LLC and Red Ventures, LLC;
•	Vendors of customer experience management tools including J.D. Power and Associates, Inc., Maritz Holdings, Inc., Medallia, Inc., Qualtrics, LLC and Vital Insights Inc.
Based on our industry knowledge, traditional BPO companies are seeking to respond to these dynamics by taking steps to evolve into fully-fledged end-to-end customer lifecycle experience platforms, including through acquisitions. However, such initiatives have been limited due to the scarcity of actionable at-scale assets.
We also face competition from in-house customer service departments, which seek to develop, deploy and service applications that offer functionality similar to that of one of our own solutions. These in-house customer service departments continue to constitute the largest segment of customer lifecycle management expenditures.
We believe that the most significant competitive factor in the sale of outsourced customer engagement services is the ability of providers to act as partners to and extensions of clients’ brands, in an effort to deliver improved customers experience and increased overall customer lifetime value (LTV). Other important factors include maintaining high and consistent levels of service quality, tailored value-added service offerings, supported by advanced technological capabilities, industry and domain expertise, an understanding of the digital marketplace and modern consumer, sufficient diversified global delivery coverage, reliability, scalability, security and competitive pricing.
Intellectual Property
The success of our business depends, in part, on our proprietary technology and intellectual property. We rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property.
We have registered or are registering various trademarks and service marks in the U.S. and/or other countries, including: Clearview (U.S. Reg. No. 5230123), IBEX Global (U.S. Reg. Nos. 4596647, 4424863, and 4588731), IBEX (U.S. Ser. No. 88581568), DGS Deliberate by Design (U.S. Reg. No. 4399136). The duration of trademark and service mark registrations varies from country to country but may generally be renewed indefinitely as long as the marks are in use and their registrations are properly maintained. We also have common law rights to certain trademarks and service marks.
We also have and maintain certain trade secrets arising out of the authorship or creation of proprietary computer programs, systems and business practices. Confidentiality is maintained primarily through contractual clauses, and in the case of computer programs, system access controls, tracking and authorization processes.

Regulation
We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, competition, consumer protection, export taxation and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the terms of our service contracts typically require that we comply with applicable laws and regulations. In some of our service contracts, we are contractually required to comply even if such laws and regulations apply to our clients, but not to us, and sometimes our clients require us to take specific steps intended to make it easier for our clients to comply with requirements that are applicable to them. If we fail to comply with any applicable laws and regulations, we may be restricted in our ability to provide services, and may also be the subject of civil or criminal actions involving penalties, any of which could have a material adverse effect on our operations. Our clients generally have the right to terminate our contracts for cause in the event of regulatory failures, subject to notice periods. See “Risk Factors—Risks Related to our Business—Our global operations expose us to numerous legal and regulatory requirements” and “Risk Factors—Risks Related to our Business—Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with applicable laws and regulations would harm our business, results of operations and financial condition.”
The Telephone Consumer Protection Act of 1991 (“TCPA”), restricts telemarketing and the use of automatic text messages without proper consent. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our clients to comply with these laws by obtaining proper consent, we could face direct liability.
Several of our facilities, primarily located in the Philippines and Jamaica, benefit from tax incentives or concessional rates provided by local laws and regulations. One of our Philippine subsidiaries benefits from a reduced income tax rate and tax holidays, depending on the site, through the end of 2020, after which the applicable tax rate steps up to 30%. Our Jamaica subsidiary was formed under the Jamaica Export Free Zones Act and operates under a Special Economic Zone Regime, whereby such subsidiary benefits from reduced income tax rates of approximately 8% – 10% until 2027. Our Pakistan subsidiaries benefit from income tax exemption on profits related to the export of IT and IT enabled services, which include call center and back-office services. Pakistan’s income tax exemption is available until 2025, after which the applicable tax rate steps up to 29%. Our Nicaragua subsidiary was formed under the Free Zone Act, whereby such subsidiary is tax exempt until 2026.
Our Luxembourg subsidiary, which is an IP holding company and earns royalties from one of our US subsidiaries, benefits from an 80% tax exemption on net royalty income, which reduces the Luxembourg income tax rate to approximately 6%. During fiscal year 2019, this US subsidiary was challenged by Luxembourg tax authorities on this tax exemption. Luxembourg tax authorities issued an assessment for tax year 2014, denying the exemption. We believed the decision to be without merit and filed a formal petition with the Luxembourg tax office to challenge this position. In response to our formal petition, we received a revised tax assessment from Luxembourg tax authorities on June 17, 2020. Luxembourg tax authorities have accepted our position and allowed the tax exemption. Hence, this tax dispute has been resolved. The intellectual property agreement between our US subsidiary and the Luxembourg subsidiary was terminated on June 30, 2019.
We are subject to state and federal laws and regulations that require us to maintain the privacy and security of Personally Identifiable Information that we collect from consumers. We have appointed a compliance officer to monitor our compliance with federal and state laws related to privacy and security rules. The compliance officer also manages, implements, and oversees all internal privacy policies and security measures, including, the regular monitoring and testing of systems and equipment and quality assurance testing of sales calls. We are also subject to the General Data Protection Regulation 2016/679 (“GDPR”) and TRGCS is certified under the EU-U.S. Privacy

Shield and Swiss U.S. Privacy Shield frameworks. The Company has appointed an individual to deal with access requests and non-compliance. We will be subject to the California Consumer Privacy Act (“CCPA”), which goes into effect on January 1, 2020 and pursuant thereto will have in place a CCPA Privacy Policy which will appoint a designated individual to manage phone and online requests to allow California residents to exercise their rights under the CCPA. The compliance officer is responsible for overseeing our data protection strategy and implementation to ensure compliance with GDPR and CCPA.
Certain Bermuda Law Considerations
As a Bermuda company, we are also subject to regulation in Bermuda. Among other things, we must comply with the provisions of the Companies Act regulating the declaration and payment of dividends and the making of distributions from contributed surplus.
We are classified as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, or BMA. Pursuant to our non-resident status, we may engage in transactions in currencies other than Bermuda dollars. There are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents that are holders of our common shares.
Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda. As an exempted company, we may not, without a license granted by the Minister of Economic Development, participate in certain business transactions, including transactions involving Bermuda landholding rights and the carrying on of business of any kind, for which we are not licensed in Bermuda. Until our shares are listed on an “Appointed Stock Exchange” (which includes the Nasdaq Global Market), issues and transfers of our voting shares require the approval of the BMA pursuant to the Exchange Control Act 1972 (and related regulations). unless they are covered by a general permission issued by the BMA as set out in the Notice to the Public dated June 1, 2005, as amended Common Shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act and the Bermuda Investment Business Act 2003, as amended, which regulates the sale of securities in Bermuda.
On December 31, 2018, the Bermuda government enacted the Substance Act, with effect from July 1, 2019 for existing Bermuda entities, requiring certain entities in Bermuda engaged in “relevant activities” to maintain a substantial economic presence in Bermuda and to satisfy economic substance requirements. The list of “relevant activities” includes holding entities, and the legislation requires Bermuda companies engaging in a “relevant activity” to be locally managed and directed, to carry on core income generating activities in Bermuda, to maintain adequate physical presence in Bermuda, and to have an adequate level of local full time qualified employees and incur adequate operating expenditure in Bermuda. Under the Substance Act, any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities or may be struck as a registered entity in Bermuda. The guidance as to how Bermuda authorities will interpret and enforce the Substance Act is pending, and we therefore cannot predict the potential impact of compliance or noncompliance on our results of operations and financial condition.
Employees
Our employees are our most valuable asset. Our success depends on our ability to hire, train and retain sufficient numbers of ambassadors and other employees in a timely fashion at our facilities to support our operations. Key enablers to meeting that challenge are our distinct culture and initiatives focused on employee recruitment, training, engagement and retention. These enable us to go into markets where we operate and create a strong brand that helps us attract and retain talented employee and keep them highly engaged in delivering superior results and experiences for our clients.

As of March 31, 2020, we had 22,537 employees worldwide. The following table sets forth our employees by functional area:
Function	Number of Employees	Percent of Total
Production Ambassadors	17,985	79.8%
Production Support	2,849	12.7%
Software Engineers	288	1.3%
Technology, Telephonic and Network Infrastructure	306	1.4%
Data Scientists and Engineers	106	0.4%
Sales and Marketing	186	0.8%
Corporate (management, administration, finance, legal and human resources)	817	3.6%

Total	22,537	100.0%
None of our employees belong to a labor union and we have never suffered a material interruption of business as a result of a labor dispute. We consider our relations with our employees worldwide to be good.
Culture
We believe that we have established a strong workplace culture which is key to our ability to attract and retain our talented workforce around the globe. Our culture is built on four core values: respect, integrity, transparency and excellence. We strive to maintain a culture in which our leaders are coaches and mentors and our employees have voice and a sense of purpose, and feel valued and respected. Furthermore, we believe we have established a distinctive corporate culture characterized by innovation, speed and organizational nimbleness. In tandem with our strong workplace culture, our corporate culture has been instrumental to our growth and our ability to deliver high-quality solutions to clients around the globe. We encourage a strong team orientation, which allows our talented workforce of over 22,500 employees to design and deliver innovative solutions to our clients around the globe to optimize their customer lifecycle experience.
Recruitment
To ensure we can attract qualified employees, we strive to offer a competitive benefits package, a strong workplace culture and working environment and most importantly, competitive compensation that either meets or exceeds marketplace standards. We deploy numerous tools that are effective in attracting employees. This includes working with local government workforce agencies in all geographies where we have a presence; doing this ensures we have a presence as a local employer in every market and ensures we are included in their career fairs and are recommended consistently. Additionally, we have a strong employee referral program, which encourages our current employees to recommend us to their family and friends. We have found this to be the greatest source of qualified individuals.
Training and Coaching
Our customer-facing ambassadors typically go through one day of orientation from one to seven weeks of foundation skills. This includes customer specific training such as customer service training, technical or sales training. Once ambassadors have completed product specific training, which can last up to 240 hours depending on the client and the application, they are put into an on-the-job experience (lasting from 40 to 80 hours), during which the ambassadors take live calls and receive hands-on training, coaching and feedback. They also experience quality assurance (QA) monitoring and reinforcement. Once ambassadors have been trained and are on the production floor, they receive consistent coaching and guidance. The coach plays the role of facilitator to fully empower the ambassadors. Our coaching module equips the team managers with the necessary knowledge, skills and attitude required to be successful mentors. Team managers are then able to engage effectively with mentees to address any non-performance issues and ensure our employees feel valued and recognized.

Employee Work Environment
Our employee work environment is anchored by our distinct culture. In addition, we provide attractive, functional physical spaces. Our workspaces are bright and modern with several common areas for rest and recreation. Our centers reflect our culture’s values with open areas for coaching and celebrating success. Our workstations are ergonomically designed to provide maximum comfort to our employees. We consider our onsite dining options, nurse’s stations, day-care and transportation services to be industry-leading. Furthermore, our technology is designed to enable the most efficient and productive work environment for our employees. Our intranet provides access to pertinent and valuable information regarding schedules, job opportunities and important company announcements. Our technological enhancements allow employees to view information regarding their individual and team results. Finally, our mobile apps and online systems allow the ambassadors to manage their careers with us.
Retention
Our distinct culture, employee engagement, recruiting and training are all designed to ensure we retain our employees. As important as it is to work hard every day, we consider it as important to ensure we have time for rewarding exceptional performance, fun events, volunteering in the community and celebrating accomplishments together. In order to engender our employees’ sense that they are an integral part and valued member of our company, we strive to recognize the important times in our employees’ work life, including birthdays, birth of child and promotions. An example of our differentiated Employee Engagement program is our annual Very Important Performer event where we host the top 5% of our workforce in each of the markets in which we operate at a multi-day offsite event at a five-star resort where we celebrate their success. Our senior leadership participates in this important event, creating a bond between our leadership team and thousands of ambassadors. This is one of our key programs to drive our industry-best retention rates and employee loyalty.
Facilities and Delivery
As of March 31, 2020, we operated 27 delivery centers. Our delivery centers are in the following countries:
Function	Number of Centers	Number of Workstations
United States	9	3,129
Philippines	7	6,170
Pakistan	4	2,211
Jamaica	3	2,799
Nicaragua	2	944
Senegal	1	204
United Kingdom	1	15

Total	27	15,472
Leases for our delivery centers have a range of expiration dates from May 31, 2020 to December 31, 2026, and typically include a renewal option for an additional term.
Our executive management offices are located in Washington, D.C., which consist of approximately 3,800 square feet of office space subleased from TRGI, the term of which is set to expire on June 30, 2025. This facility currently serves as the headquarters for senior management and the financial, information technology and administrative departments. Our sales organization is distributed in virtual offices in the following geographies around the world: throughout the United States, and in Canada, Pakistan, United Kingdom and the Philippines.
We also utilize three data center locations in the United States. Our primary data center is co-located in a Tier 4 Equinix Data Center Facility, with a back-up data center located in Hampton, Virginia. The Master Country

Agreement for the primary data center expires on September 30, 2022, with a 12-month option to extend, and our Hampton, Virginia lease expires on December 31, 2022. In addition, we have a third data center facility in the Rackspace San Antonio facility which expires in August 2020. We also make extensive use of Amazon and Azure facilities in a true hybrid data center configuration.
We operate from time to time in temporary facilities to accommodate growth before new centers are available. For further details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Results of Operations—Key Factors Affecting Our Performance—Factors Affecting our Operating Profit Margins—Capacity Utilization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Key Operational Metrics—Capacity Utilization.”
We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically.
Technology Infrastructure
We believe we have a flexible, scalable, resilient, and reliable technology infrastructure that helps us deliver our CLX suite to our clients with industry-standard security measures. We utilize industry leading hardware and software components to provide for and enable the rapid growth of our business. We employ virtualization to maximize utilization where appropriate. Maintaining the integrity and security of our technology infrastructure is critical to our business, and as such we leverage industry-standard security and monitoring tools to ensure performance across our network.
Our CLX suite and CLX Product Cloud technologies operate on our software and hardware infrastructure, which provides substantial computing resources at low cost. We currently use a combination of off-the-shelf and custom software that has been developed in-house and runs on clusters of commodity computers and servers. Although most of our infrastructure is not directly visible to our clients or consumers, we believe it is important for providing a high-quality user experience. Our considerable investment in developing this infrastructure has produced several key benefits. It simplifies the storage and processing of large amounts of data, eases the deployment and operation of large-scale global solutions, and automates much of the administration of large-scale clusters of servers. Our infrastructure enables significant improvements in our algorithms that are computationally intensive. We believe the infrastructure also shortens our product development cycle and allows us to pursue innovation more cost effectively.
We constantly evaluate new hardware alternatives and software techniques to further reduce our computational costs. This allows us to improve our existing products and services and to more easily develop, deploy and operate new software products and applications.
Our technology infrastructure supporting our CLX solutions is designed according to our clients’ needs. Our technology systems can integrate with our clients’ existing infrastructure where required. This approach enables us to deliver the optimal infrastructure mix irrespective of whether our delivery platforms are onshore, offshore or nearshore. We have extensive experience in providing the customized integrations that clients require to deploy our solution within their delivery center operations.
Our deployment team is trained to achieve timely implementation so as to minimize our clients’ time-to-market. Our infrastructure supporting 138 million customer interactions in fiscal year 2019 consisted of 24 delivery centers and 12,899 workstations distributed globally.
We work with the main telephone carriers at the local and international levels. We have a solid and flexible telecommunications infrastructure, which provides business continuity through redundant architectures and interconnection schemes in most of our facilities. We work with leading telephonic and MPLS circuity providers including AT&T, Century Link, PLDT and Globe. For the fiscal year ended June 30, 2018 we had less than 0.08% unscheduled systems downtime. For the fiscal year ended June 30, 2019, we had less than 0.03% unscheduled systems downtime.
Our three data centers hosting our software products, applications and technology infrastructure supporting our facilities are built on reliable and secure and fully redundant architecture, with an unrelenting focus on the protection of client and consumer data. Our self-managed and third-party managed hosting facilities provide both physical security measures, including year-round manned security, biometric access controls and video surveillance systems, and systems security measures, including firewalls, environmental controls, and redundant power and Internet connectivity. Our three data centers are distributed nationally in the United States in Dallas and San Antonio, Texas, and Hampton, Virginia, and during the fiscal year ended June 30, 2019 operated continuously with an uptime of 99.9%. We intend to expand our operations in these and other self-managed co-location data centers over time, although in certain markets we may elect to not pursue this self-managed co-location strategy depending on individual market dynamics. Certain of our clients, as well as backup and certain attachment data will continue to be hosted at third-party managed hosting facilities in the United States and Europe for the foreseeable future.
We have implemented strong quality standards into our operations with an emphasis on operational excellence, product management and statistical analysis to improve our performance and provide better results for our clients. A number of our facilities are compliant with multiple standards and frameworks for service availability and information security management including COPC, ISO 27001 and PCI. A majority of our data centers are certified across various standards including: ISO 27001, PCI DSS, SOC 1 Type II, and SOC 2 Type II. Our robust physical and logical controls meet the compliance and security requirements across our client base.
We use leading products for network and security monitoring including SolarWinds, Palo Alto Advance Threat Management Systems, Cisco Security Devices, LogRhythm SIEM, SNORT IDS, Tripwire, and NESSUS devices.
Our physical network is maintained by a high-quality infrastructure and networking organization, which consists of 170 people around the world who are dedicated to seamless, uninterrupted service delivery to our clients. This includes 42 dedicated security and compliance professionals responsible for cyber security, fraud, and compliance.
Legal Proceedings
We are subject to various claims and legal actions in the ordinary course of business. We are currently of the opinion that these claims and legal actions will not have a material adverse impact on our consolidated position and / or the results of our operations.
A case was filed in November 2014 in the US District Court of Tennessee as a collective action under the US Fair Labor Standards Act (“FLSA”) and Tennessee law, alleging that plaintiff was forced to work “off the clock” without being paid for such time. In December 2014, a similar FLSA collection action case was filed against IBEX Global Solutions in the US District Court for the District of Columbia. In February 2015, the two cases were consolidated in Tennessee and the plaintiff agreed to submit all claims to binding arbitration before the American Arbitration Association. Presently, there are approximately 3,500 individuals who have opted into the FLSA class action claims, and there are pending wage and hour class action claims under various state laws involving approximately 21,000 potential class action claimants. State class certification brief was filed April 14, 2018. In April 2019, the parties engaged in a mediation. On June 14, 2019, the parties entered into a settlement agreement, which was approved by the arbitrator on June 19, 2019. Pursuant to the Settlement Agreement, all claimants under both the FLSA and the Rule 23 claims will be required to fill out and send a claim form to the third-party administrator within the claim period ending on October 15, 2019 in order to receive funds under the settlement. Subsequent to June 30, 2019, we funded $3,351,244 toward the settlement fund provided under the settlement agreement for 100% of the possible claims under the FLSA, as well as plaintiffs’ attorney fees, administration costs and service awards. Any funds not claimed pursuant to the FLSA portion of the settlement will revert to us. In regard to Rule 23 claims, the claim period closed on October 15, 2019 and, as of that date, claim forms properly and timely returned for the Rule 23 class members accounted for $1.2 million of $2.2 million allocated funds for the Rule 23 class. The parties appeared before the arbitrator on November 7, 2019, and the arbitrator granted final approval of the Rule 23 claims and entered a Final Award and Order Approving Class Settlement and Entering Final Judgment. We funded the Rule 23 Class on November 21, 2019 in the amount of $1.2 million, and the matter is effectively closed as of funding.
On July 26, 2018 Digital Globe Services, Inc. received an indemnification notice related to AllConnect, Inc. v. Kandela LLC Case No. 2:18-cv-05959SJO (SSx) pending in the U.S. District Court for the Central District of California, Western Division relating to patent infringement for certain call center search for services capabilities provided by Digital Globe Services, Inc. under the Dealer Network Agreement entered into in 2014 between Kandela, LLC and Digital Globe Services, Inc. via its “BundleDealer.com” portal. On June 3, 2020, AllConnect, Inc. and Kandela LLC entered into a settlement agreement and on June 5, 2020 the U.S. District Court dismissed the case with prejudice. Digital Globe Services, Inc. agreed to pay $99,500 of Kandela LLC’s legal fees and expenses incurred in connection with Kandela LLC’s defense of the matter.

MANAGEMENT
The following table sets forth the name, age as of March 31, 2020 and position of each of our executive officers and directors. Unless otherwise stated, the business address for all of our executive officers and members of our board of directors is c/o IBEX Limited, 1700 Pennsylvania Avenue NW, Suite 560, Washington, DC 20006, USA.
Name	Age	Position
Executive Officers
Robert Dechant	58	Chief Executive Officer
Karl Gabel	56	Chief Financial Officer
Christy O’Connor	51	General Counsel and Assistant Corporate Secretary
David Afdahl	46	Chief Operating Officer
Jeffrey Cox	51	President, IBEX Digital
Bruce Dawson	56	Chief Sales and Client Services Officer
Julie Casteel	58	Chief Strategic Accounts Officer

Non-Employee Directors
Mohammed Khaishgi	52	Chairman
Daniella Ballou-Aares	45	Director
John Jones	64	Director
Shuja Keen	44	Director
John Leone	47	Director
Rebecca Vernon	40	Director
Our Executive Officers
Robert Dechant has served as our chief executive officer since July 2019. From September 2017 to July 2019, Mr. Dechant served as chief executive officer of IBEX Interactive (which corresponds to IBEX’s current operations). From 2015 until 2017, Mr. Dechant served as chief executive officer of IBEX Global Solutions. From 2012 until 2015, Mr. Dechant served as the chief sales, marketing and client services officer at Qualfon, Inc., a global provider of call center, back office, and business process outsourcing services. Prior to that, Mr. Dechant was the chief marketing and operations officer at Stream Global Services, a large multinational business process outsourcing provider which merged with Convergys in 2014. Mr. Dechant holds a B.S. degree from Fairfield University.
Karl Gabel has served as our chief financial officer since November 2017. From 2004 until 2017, Mr. Gabel served in multiple finance leadership functions, including as the chief financial officer of IBEX Global Solutions, one of the Continuing Business Entities. Mr. Gabel holds a B.S. degree in accounting from Pennsylvania State University and an Executive M.B.A. degree from St. Joseph’s University.
Christy O’Connor has served as our general counsel and assistant corporate secretary since March 2018. From 2015 to 2018, Ms. O’Connor worked for Alorica, a provider of customer management outsourcing solutions, as the chief legal and compliance officer from 2015 through 2017 and as a legal advisor thereafter. From 2014 to 2015, Ms. O’Connor was the general counsel and chief legal officer at SourceHOV. From 2011 to 2014, Ms. O’Connor was the deputy general counsel for Stream Global Services. Ms. O’Connor holds a B.A./M.A. from the University of Chicago and a J.D. from St. Mary’s University School of Law and a degree in International Law from the University of Innsbruck.
David Afdahl has served as our Chief Operating Officer since 2018, where he is responsible for global operations, performance management and financial results. He joined IBEX in 2017 as the Vice President of Operations, responsible for US Operations. Mr. Afdahl has more than 23 years of operational leadership experience within the BPO industry. For seven years he served as the Managing Director for Xerox Services, where he was responsible for global operations, client management and the overall financial performance. Mr. Afdahl holds a B.A. degree in Anthropology from the University of Maryland.

Jeffrey Cox has served as president of IBEX Digital since 2008, when he founded Digital Globe Services Limited. Mr. Cox has over twenty years of wireless and cable sales and operations experience and has held executive position in sales channel development and execution, on and off-line marketing programs and call center sales and operations for some of the world’s most recognized brands. Mr. Cox holds a B.A. degree from San Diego State University.
Bruce Dawson has served as our chief sales and client services officer since 2017. From 2016 until 2017, he held the same role for IBEX Global Solutions, one of the Continuing Business Entities. From 2014 until 2016, Mr. Dawson served as U.S. nearshore regional director for Atento S.A. Prior to joining Atento S.A., Mr. Dawson served at SITEL Corporation from October 2012 to March 2014 and Stream Global Services from October 2008 to August 2012. Mr. Dawson has held management positions at various companies in the BPO industry bringing as well experience from the software and telecommunications sector. He holds a B.A. degree in psychology from Denison University.
Julie Casteel has served as our Chief Sales & Marketing Officer since 2012 and is responsible for expanding new and existing clients. She currently leads the strategy for growth and profitability for ibex’s largest global clients and is also responsible for the strategic development of the financial services and healthcare vertical markets. Ms. Casteel brings more than 25 years of successful sales and leadership experience within the BPO industry. For 10 years, she served as the Executive Vice-President of Global Sales & Marketing at SITEL, where she was responsible for global revenue, client relationship management and the overall company marketing strategy. Ms. Casteel has served on a number of industry boards and has been published in the Economist, The Wall Street Journal and various industry publications. She holds a B.S. degree in Biology from Texas A&M University.
Our Directors
Mohammed Khaishgi served as our chief executive officer from September 2017 through June 2019 and chairman of our board of directors since September 2017. Mr. Khaishgi was a founding partner and served as the chief operating officer of TRGI, a position he held since TRGI’s inception in 2002 until December 2017, responsible for overseeing TRGI’s day-to-day operations, including management and oversight of its portfolio of direct holdings. Mr. Khaishgi continues to serve as a director of TRGI. Prior to joining TRGI, Mr. Khaishgi was a senior director at Align Technology, where he managed Align’s offshore delivery center and back office services operations. Mr. Khaishgi was previously a senior investment officer at the World Bank’s International Finance Corporation (the “IFC”) where he was responsible for the IFC’s portfolio of investments in the Asian telecommunications and technology sectors. Mr. Khaishgi received his undergraduate degree in electrical engineering from the University of Engineering and Technology in Lahore, Pakistan, an additional B.A. degree in philosophy, politics and economics from the University of Oxford where he was a Rhodes Scholar, and a M.B.A. degree from Harvard Business School.
Daniella Ballou-Aares has served as a member of our board since March 2018. Ms. Ballou-Aares is chief executive officer of the Leadership Now Project, a membership organization of business and thought leaders committed to renewing democracy. Daniella spent more than a decade as a partner at Dalberg Advisors, a global strategic advisory firm with that combines the best of private sector strategy skills, rigorous analytical capabilities and networks in emerging and frontier markets to fuel inclusive growth. She joined Dalberg’s founding team in 2004 served in a variety of capacities within the firm, including as the first Regional Director for the Americas. Ms. Ballou-Aares returned to Dalberg after serving in the Obama administration for five years as the senior advisor for development to the U.S. Secretary of State, leading efforts to boost private investment in newly emerging markets. Before Dalberg, she was a management consultant at Bain & Company in the U.S., U.K. and South Africa. Ms. Ballou-Aares holds an M.B.A. from Harvard Business School, an M.P.A. from Harvard’s Kennedy School of Government and a B.S. in operations research and industrial engineering from Cornell University.

John Jones has served as a member of our board since March 2018. Mr. Jones previously served Expert Global Solutions, Inc. as chief client officer from 2015 until 2016 and chief operating officer from 2011 until 2015. Prior to joining Expert Global Solutions, Inc. in 2011, Mr. Jones served in various leadership roles at JPMorgan Chase & Co. for more than 25 years. He holds a B.S. degree in business management from the University of Phoenix.
Shuja Keen has served as a member of our board since March 2018. Mr. Keen joined TRGI in 2002 and currently serves as a managing director. His primary responsibility is to help the firm drive value by improving the operational effectiveness of TRGI’s portfolio companies, and leading fundraising, growth, and liquidity initiatives. Mr. Keen graduated with a S.B. degree from the Sloan School of Management at the Massachusetts Institute of Technology with concentrations in finance, information technology, and operations research and a minor in economics.
John Leone has served as a member of our board since March 2018 and is a member of the board of directors of TRG Pakistan Ltd. Mr. Leone founded ForeVest Capital Partners in 2016 and currently serves as a Managing Partner. Prior to founding ForeVest Capital Partners, Mr. Leone served at PineBridge Investments and its predecessor, AIG Investments, from 2004 to September 2016. Mr. Leone holds a J.D. from The George Washington University School of Law and a B.A. from Binghamton University.
Rebecca (Becky) Vernon has served as a member of our board since March 2019. Ms. Vernon is a senior corporate lawyer at ASW Law based in Hamilton, Bermuda. Her practice covers all aspects of general and transactional Bermuda corporate law including mergers and acquisitions, debt and equity financings and IPOs, much of which has a technology focus. Ms. Vernon joined ASW Law in June 2013 from London-based law firm Stephenson Harwood LLP where she practiced as a senior associate in the corporate finance team. Ms. Vernon holds a Bachelor or Laws (LLB) from the University of Sussex in the UK (2001) and completed her post graduate Legal Practice Course at BPP Law School in London (2003). She qualified as a solicitor in the UK in 2005.
Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and executive officers.
Board Composition and Election of Directors
Board Composition
Our board of directors currently consists of five members. Our bye-laws that will become effective upon the closing of this offering provide that our board of directors shall consist of up to ten directors, unless otherwise determined by us in general meeting. Our directors generally hold office for such terms as our shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.
Our directors currently serve on the board of directors pursuant to the voting provisions of our bye-laws, under which certain directors may be nominated by TRGI.
For additional information regarding our board of directors, see “Description of Share Capital—Election and Removal of Directors.”
Director Independence
Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Ms. Ballou-Aares and Messrs. Jones and Leone, representing three of our six directors, are “independent directors” as defined under the listing standards of the Nasdaq Stock Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Related Party Transactions.”
Following the completion of this offering, we will be a “controlled company” under the rules of Nasdaq because more than 50% of the voting power of our shares will be held by TRGI. See “Principal and Selling Shareholder.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the Nasdaq listing rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and the rules of Nasdaq, which require that our audit committee have a majority of independent directors upon consummation of this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.
Board Committees
Upon the completion of this offering, we will have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.
Audit Committee
Upon the completion of this offering, our audit committee will consist of Ms. Ballou-Aares and Mr. Leone. Mr. Leone will be the chair of the audit committee. Each member satisfies the independence requirements of the Nasdaq Stock Market listing standards, and Mr. Leone qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee will oversee our accounting and financial reporting processes and the audits of our audited consolidated financial statements. The audit committee will be responsible for, among other things:
•	making recommendations to our board regarding the appointment by the shareholders at the general meeting of shareholders of our independent auditors;
•	overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;
•	pre-approving all audit and non-audit services permitted to be performed by the independent auditors;
•	reviewing the independence and quality control procedures of the independent auditors;
•	discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;
•	reviewing and approving all proposed related-party transactions;
•	discussing the annual audited consolidated and statutory financial statements with management;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•
meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

•	attending to such other matters as are specifically delegated to our audit committee by our board from time to time.
Compensation Committee
Upon the completion of this offering, our compensation committee will consist of Messrs. Jones and Keen. Mr. Keen will be the chair of the compensation committee. The compensation committee will assist the board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. The compensation committee will be responsible for, among other things:
•
reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief executive officer, chief financial officer and such other members of our management as it deems appropriate;

•	overseeing the evaluation of our management;
•	reviewing periodically and making recommendations to our board with respect to any incentive compensation and equity plans, programs or similar arrangements; and
•	attending to such other matters as are specifically delegated to our compensation committee by our board from time to time.
Nominating and Corporate Governance Committee
Upon the completion of this offering, our nominating and corporate governance committee will consist of Messrs. Keen and Khaishgi. Mr. Keen will be the chair of the nominating and corporate governance committee. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:
•	recommending to the board of directors persons to be nominated for election or re-election to the board at any meeting of the shareholders;
•	overseeing the board of directors’ annual review of its own performance and the performance of its committees; and
•	considering, preparing and recommending to the board a set of corporate governance guidelines.
Other Corporate Governance Matters
The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, rules provide that foreign private issuers may follow home country practice in lieu of corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq listing standards.
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.
As a foreign private issuer, we are also exempt from certain corporate governance standards applicable to U.S. issuers. For example, Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of their board members be independent, and Section 5605(d) and 5605I require listed companies to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. In addition, we are not required to maintain a minimum of three members on our audit committee or to affirmatively determine that all members of our audit committee are “independent” using more stringent criteria than those applicable to us as a foreign private issuer. As a foreign private issuer, however, we are permitted to follow Bermuda practice in lieu of the above requirements, under which there is no requirement that a majority of our directors be independent.

We have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.
Code of Business Conduct and Ethics
We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our website at www.ibex.co upon the closing of this offering. We expect that any amendments to such code, or any waivers of its requirements, will be disclosed on our website.
Risk Oversight
Our board of directors is currently responsible for overseeing our risk management process. The board of directors focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.
Following the completion of this offering, our board of directors will delegate to the audit committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.
Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.
Compensation of Executive Officers and Directors
We paid our directors and executive officers an aggregate amount of approximately $6.25 million for services provided in fiscal year 2019, including approximately $2.87 million of salary, $2.12 million of share-based payments, $1.25 million of commissions and bonuses and $0.01 million of pension, retirement and similar benefit plans. For more information regarding a description of applicable stock-based and cash-based plans, see Note 19 to our audited consolidated financial statements.
The equity ownership of our executive officers and directors is described below under the heading “Principal and Selling Shareholder.”
In addition, our board of directors adopted a new equity benefit plan as described under “IBEX Limited 2020 Long Term Incentive Plan” pursuant to which a total of 1,287,326.13 common shares will be authorized for issuance (as further described below). In connection with this offering and under the 2020 LTIP Plan, we intend to grant certain officers options to purchase common shares based on a dollar value. Assuming the shares are offered at $ (the midpoint of the price range set forth on the cover of this prospectus), options to purchase a total of   common shares at an exercise price equal to the initial public offering price will be granted under the 2020 LTIP Plan, including option grants to Robert Dechant of     shares, Karl Gabel of     shares, Bruce Dawson of     shares, David Afdahl of     shares, Christy O’Conner of    shares, and Julie Casteel of     shares. See “Certain Relationships and Related Transactions—IPO Option Grants.”
2017 IBEX Plan
On June 20, 2017, our board of directors and shareholders approved and adopted the 2017 IBEX Plan. From December 22, 2017 through and including December 31, 2017, we issued an aggregate of 1,778,569 new stock options under the 2017 IBEX Plan. On December 22, 2017, all of the legacy stock option plans that the Continuing Business Entities had maintained and the equity awards granted thereunder were cancelled. For more information on the legacy phantom stock option plans, refer to Note 19 to our audited consolidated financial statements included elsewhere in this prospectus.
The following description summarizes the principal terms of the 2017 IBEX Plan.
Purpose
The purpose of the 2017 IBEX Plan was to enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.
Types of Awards
The 2017 IBEX Plan provided for grants of stock options and restricted stock awards.
Eligibility
Selected employees, consultants or directors of our company or our affiliates were eligible to receive nonstatutory stock options and restricted stock awards under the 2017 IBEX Plan, but only employees of our company were eligible to receive incentive stock options.
Administration
The 2017 IBEX Plan was administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2017 IBEX Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator had the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2017 IBEX Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2017 IBEX Plan and any agreements related to awards granted under the 2017 IBEX Plan. Our board of directors could also delegate authority to one of more of our officers to make awards under the 2017 IBEX Plan.
Available Shares
A maximum of 2,559,323 common shares was issuable under the 2017 IBEX Plan. This limit could be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions. If an award expired or became unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the common shares subject to such award were available for further awards under the 2017 IBEX Plan. Common shares used to pay the exercise or purchase price of an award or tax obligations were treated as not issued and would continue to be available under the 2017 IBEX Plan. Common shares issued under the 2017 IBEX Plan and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for such common shares would again be available for future grant under the 2017 IBEX Plan.
Award Agreements
Awards granted under the 2017 IBEX Plan were evidenced by award agreements, which did not need to be identical and which could be modified to the extent necessary to comply with applicable law in the relevant jurisdiction of the respective participant, that provided additional terms of the award, as determined by the administrator.

Stock Options
The 2017 IBEX Plan allowed the administrator to grant incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or non-statutory stock options. Only our employees could receive incentive stock option awards. The term of each option could not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent shareholder. No incentive stock option or non-qualified stock option could have an exercise price less than the fair market value of a common share at the time of grant or, in the case of an incentive stock option granted to a ten percent shareholder, 110% of such share’s fair market value. Options were exercisable at such time or times and subject to such terms and conditions as determined by the administrator at grant and the exercisability of such options could be accelerated by the administrator.
Restricted Stock
The 2017 IBEX Plan allowed the administrator to grant restricted stock awards. Once the restricted stock was purchased or received, the participant would have the rights equivalent to those of a holder of our common shares, and would be a record holder when his or her purchase and the issuance of the common shares was entered upon the records of our duly authorized transfer agent. Unless otherwise determined by the administrator, we would have a right to repurchase any grants of restricted stock upon a recipient’s voluntary or involuntary termination of employment for any reason at a price equal to the original purchase price of such restricted stock.
Stockholder Rights
Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant would have no rights as a shareholder with respect to common shares covered by any award until the participant became the record holder of such common shares.
Amendment and Termination
Our board of directors could, at any time, amend or terminate the 2017 IBEX Plan but no amendment or termination could be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.
Transferability
Subject to certain limited exceptions, awards granted under the 2017 IBEX Plan could not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.
Effective Date; Term
The 2017 IBEX Plan became effective on June 20, 2017 and would have expired on June 20, 2027 unless terminated earlier by the board of directors.
On December 28, 2018, the 2017 IBEX Plan was terminated and all grants awarded thereunder were cancelled.
Restricted Share Plan
On December 21, 2018, our board of directors and shareholders approved and adopted the 2018 RSA Plan. As of March 31, 2020, awards covering an aggregate of 1,851,788 Class B common shares had been made, of which 1,137,768 Class B common shares, or 61.4%, subject to awards under the 2018 RSA Plan have vested.

The following description of the 2018 RSA Plan is qualified in its entirety by the full text of the 2018 RSA Plan, which has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.
Purpose
The 2018 RSA Plan enabled us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.
Types of Awards
The 2018 RSA Plan provides for awards of Class B common shares.
Eligibility
Selected employees, consultants or directors of our company or our affiliates were eligible to receive non-statutory restricted stock awards under the 2018 RSA Plan, but only employees of our company were eligible to receive incentive stock awards.
Administration
The 2018 RSA Plan is administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2018 RSA Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator has the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2018 RSA Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2018 RSA Plan and any agreements related to awards granted under the 2018 RSA Plan. Our board of directors may also delegate authority to one of more of our officers to make awards under the 2018 RSA Plan.
Available Shares
Subject to adjustment, a maximum of 2,559,323.13 Class B common shares could be awarded under the 2018 RSA Plan. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.
This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions.
If any award of Class B common shares under the 2018 RSA Plan (“Restricted Shares”) expires or is forfeited in whole or in part, the unused Class B Common Shares covered by such Restricted Share award shall again be available for the grant under the 2020 LTIP. Additionally, any Class B Common Shares delivered to the Company by a Participant to either used to purchase additional Restricted Shares or to satisfy the applicable tax withholding obligations with respect to Restricted Shares (including shares retained from the Restricted Share award creating the tax obligation) shall be added back to the number of shares available for the future grant under the 2020 LTIP.

Restricted Shares
The board may grant awards entitling recipients to acquire Restricted Shares, subject to the right of the Company to repurchase all or part of such Restricted Shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Restricted Share award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Restricted Share award.
The board shall determine the terms and conditions of a Restricted Share award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.
Stockholder Rights
Except as otherwise provided in the applicable award agreement, and with respect to an award of Restricted Shares, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.
Amendment and Termination
Our board of directors may, at any time, amend or terminate the 2018 RSA Plan but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.
Transferability
Subject to certain limited exceptions, awards of Restricted Shares under the 2018 RSA Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.
Effective Date; Term
The 2018 RSA Plan became effective on December 21, 2018 and expires on December 31, 2028 unless terminated earlier by the board of directors. Upon approval of the 2020 LTIP, no further awards will be made under the 2018 RSA Plan.
Phantom Stock Options
Phantom Stock Plans
In June 2013, each of IBEX Philippines Inc., IBEX Global Solutions (Private) Limited, The Resource Group Senegal S.A., Virtual World (Private) Limited adopted phantom stock plans (collectively, the “Legacy Phantom Stock Plans”), which provided for grants of “phantom stock options” to certain of their executive officers and employees. Each phantom stock option provided the participant with a contractual right to receive upon vesting an amount equal to the difference between the fair market value of a share at the time of exercise and the exercise price of the option per share. In February 2018, all Legacy Phantom Stock Plans were terminated and phantom stock options granted under such plans were cancelled.
In February 2018, each of IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote (Private) Limited, IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, IBEX Global Solutions Senegal S.A., and Virtual World (Private) Limited, and in March 2018, each of IBEX Global Jamaica Limited, and IBEX Global Solutions Nicaragua SA adopted phantom stock plans (collectively, the “Phantom Stock Plans”, which provide for grants of “phantom stock options” to certain of their executive officers and employees. Each phantom stock option provides the participant with a contractual right to receive an amount equal to the difference between the fair market value of a vested common share of IBEX Limited at the time of exercise and the exercise price of the option per share. In the event that the payment due to a grantee who has exercised an option exceeds $10,000, the relevant company may elect in its sole discretion to make payments in equal installments (without interest) over a period not exceeding three years, provided that each installment shall be no less than $10,000 (unless the residual amount is less than $10,000). On February 23, 2018, we granted 105,546 phantom stock options under the Phantom Stock Plans. On March 1, 2018, we granted 77,129 phantom stock options under the Phantom Stock Plans.
On December 28, 2018, we terminated the Phantom Stock Plans for IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote (Private) Limited, IBEX Global Solutions Senegal S.A., Virtual World (Private) Limited, and IBEX Global Solutions Nicaragua SA. All phantom stock options under these specific Phantom Stock Plans were cancelled upon termination of the identified Phantom Stock Plans.
The Phantom Stock Plans for IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, and IBEX Global Jamaica Limited remain in effect. As of June 30, 2019, an aggregate amount of 41,993 phantom stock options has vested and an aggregate amount of 54,575 phantom stock options is outstanding under those plans. As of March 31, 2020, an aggregate amount of 51,099 phantom stock options have vested and an aggregate amount of 11,926 phantom stock options are outstanding under those plans.
IBEX Limited 2020 Long Term Incentive Plan
On May 20, 2020 (“Effective Date”), our board of directors and shareholders approved and adopted the 2020 LTIP. As of      , awards covering an aggregate of       Class B common shares in the form of Share Options had been made, of which       Class B common shares in the form of Share Options had vested as of such date. As of       no Class B common shares, subject to awards under the 2020 LTIP have vested.
No Awards (as defined below) will be made under the IBEX Holdings Limited 2018 RSA Plan on or after the date of the underwriting agreement between the Company and the underwriter(s) managing the initial public offering of the Common Share, pursuant to which the Common Share is priced for the initial public offering.
The following description of the 2020 LTIP is qualified in its entirety by the full text of the 2020 LTIP, which has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.
Purpose
We believe that the 2020 LTIP will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.
The 2020 Long Term Incentive Plan is designed to:
•	promote the long-term financial interests and growth of our Company and its subsidiaries by attracting and retaining directors and employees, which include management as well as other personnel;
•	motivate management by means of growth-related incentives to achieve long-range goals; and
•	further the alignment of the interests of participants and those of our shareholders, through opportunities for increased stock or share-based ownership in our Company.
Types of Awards
The 2020 LTIP provides for awards of Class B common shares.
Eligibility
All of our officers, non-employee directors, employees and consultants are eligible to participate in the 2020 Long Term Incentive Plan.

Participation by Non-Employee Directors
Although our non-employee directors, including our independent directors, are not involved in the day-to-day running of our operations, they play an invaluable role in furthering our business interests by contributing their experience and expertise. In particular, a number of our independent directors have substantial experience and expertise in pharmaceutical research and development and play an important role in helping us shape our business strategy. It is crucial for us to be able to attract, retain and incentivize such individuals.
It may not always be possible to quantify the services and contributions of our non-employee directors to our Company, and accordingly, it may not always be possible to compensate them fully or appropriately by increasing their directors' fees or other cash payments. To that end, participation by non-employee directors in the 2020 Long Term Incentive Plan will provide our Company with a further avenue via which to acknowledge and reward their services and contributions to our Company. In addition, we believe that opportunities for increased shares or share-based ownership in our Company will further the alignment of the interests of our non-employee directors with the interests of our shareholders.
Administration
The 2020 Long Term Incentive Plan will be administered by the “Administrator”, as defined below.
For the purposes of the 2020 Long Term Incentive Plan, “Administrator” means our Compensation Committee, or such other committee(s) of director(s) duly appointed by our Board or our Compensation Committee to administer the 2020 Long Term Incentive Plan or delegated limited authority to perform administrative actions under the 2020 Long Term Incentive Plan, and having such powers as shall be specified by our Board or our Compensation Committee, provided, however, that at any time our Board may serve as the Administrator in lieu of or in addition to our Compensation Committee or such other committee(s) of director(s) to whom administrative authority has been delegated. As of May 20, 2020, the Administrator is the Compensation Committee.
The Administrator has the authority, in its sole and absolute discretion, to grant Awards under the 2020 Long Term Incentive Plan to eligible individuals, and to take all other actions necessary or desirable to carry out the purpose and intent of the 2020 Long Term Incentive Plan. Further, the Administrator has the authority, in its sole and absolute discretion, subject to the terms and conditions of the 2020 Long Term Incentive Plan, to, among other things:
(a)	determine the eligible individuals to whom, and the time or times at which, Awards shall be granted;
(b)	determine the type of Awards to be granted to any eligible individual;
(c)	determine the number of shares to be covered by or used for reference purposes for each Award or the value to be transferred pursuant to any Award; and
(d)
determine the terms, conditions and restrictions applicable to each Award and any shares acquired pursuant thereto, including, without limitation, (i) the purchase price of any shares, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfying any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares, (iv) the timing, terms and conditions of the exercisability, vesting or payout of any Award or any shares acquired pursuant thereto, (v) the performance goals applicable to any Award and the extent to which such performance goals have been attained, (vi) the time of the expiration of an Award, (vii) any such modification, amendment or substitution that results in repricing of the Award which may be made without prior stockholder approval, (viii) the effect of a participant's Termination of Service, as defined in the 2020 Long Term Incentive Plan, on any of the foregoing and (ix) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto as the Administrator considers to be appropriate and not inconsistent with the terms of the 2020 Long Term Incentive Plan.

Available Shares
Subject to adjustment, a maximum 1,287,326.13 Class B common shares may be awarded under the 2020 LTIP. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.
This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions.
Subject to adjustment as provided in the provision of the 2020 Long Term Incentive Plan pertaining to the occurrence of certain corporate transactions, the maximum number of shares that may be issued pursuant to share options granted under the 2020 Long Term Incentive Plan that are intended to qualify as “incentive stock options” as that term is defined in Section 422 of the Internal Revenue Code (the “Code”) is 3,500,000.
If any award of Class B common shares under the 2020 LTIP (“Restricted Shares”) or 2018 RSA Plan expires or is forfeited in whole or in part, the unused Class B Common Shares covered by such awards shall again be available for the grant under the 2020 LTIP. Additionally, any Class B Common Shares delivered to the Company by a Participant to purchase additional Restricted Shares or to satisfy the applicable tax withholding obligations with respect to any Awards (including shares retained from the Award creating the tax obligation) shall be added back to the number of shares available for the future grant of Awards under the 2020 LTIP.
Maximum Entitlements Under the 2020 Long Term Incentive Plan
The Administrator may establish compensation for directors who are not employees of our Company or any of our Affiliates, as defined in the 2020 Long Term Incentive Plan, or the Non-Employee Directors, from time to time, provided that the sum of any cash compensation and the grant date fair value of Awards granted under the 2020 Long Term Incentive Plan to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed $250,000 for an annual grant, provided however that in a non-employee's director first year of service, compensation for services may not exceed $500,000. The Administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee director.
Awards
Awards may be granted individually or in tandem with other types of Awards, concurrently with or with respect to outstanding Awards. All Awards are subject to the terms and conditions provided in the Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. Unless otherwise specified by the Administrator, in its sole discretion, or otherwise provided in the Award Agreement, an Award shall not be effective unless the Award Agreement is signed or otherwise accepted by IBEX and the Participant receiving the Award (including by electronic delivery and/or electronic signature). Participants are not required to pay for the application or acceptance of Awards.
Share Options. The board may grant awards entitling recipients to acquire share options (“Share Options”). A Share Option means a right to purchase a specified number of Common Shares from IBEX at a specified price during a specified period of time. The exercise price per share subject to a Share Option granted under the 2020 Long Term Incentive Plan shall not be less than the fair market value of one share on the date of grant of the Share Option, except as provided under applicable law or with respect to Share Options that are granted in substitution of similar types of awards of a company acquired by our Company or with which our Company combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards. The Administrator may from time to time grant to eligible individuals Awards of Incentive Share Options or Nonqualified Options; provided, however, that Awards of Incentive Share Options shall be limited to employees of IBEX or of any current or hereafter existing “parent corporation” or “subsidiary corporation,” as defined in Sections 424(e) and 424(f) of the Code, respectively, of IBEX, and any other eligible individuals who are eligible to receive Incentive Share Options under the provisions of Section 422 of the Code. No Share Option shall be an Incentive Share Option unless so designated by the Administrator at the time of grant or in the applicable Award Agreement. Share Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that Awards of Share Options may not have a term in excess of ten years’ duration unless required otherwise by applicable law. Except as provided in the applicable award agreement or otherwise determined by the Administrator, to the extent Share Options are not vested and exercisable, a participant's Share Options shall be forfeited upon his Termination of Service.
Share Appreciation Rights. The board may also grant awards of share appreciation rights. A share appreciation right entitles the Participant to receive, subject to the provisions of the Plan and the applicable Award Agreement, a payment having an aggregate value equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of Common Share over (B) the base price per share specified in the applicable Award Agreement, times (ii) the number of shares specified by the share appreciation right, or portion thereof, which is exercised. The base price per share specified in the applicable Award Agreement shall not be less than the lower of the fair market value on the date of grant or the exercise price of any tandem share option to which the share appreciation right is related, or with respect to share appreciation rights that are granted in substitution of similar types of awards of a company acquired by the Company or a Subsidiary or with which the Company or a Subsidiary combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or share, or otherwise) such base price as is necessary to preserve the intrinsic value of such awards.
Share appreciation rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that share appreciation rights granted under the 2020 Long Term Incentive Plan may not have a term in excess of ten years unless otherwise required by applicable law.
Except as provided in the applicable award agreement or otherwise determined by the Administrator, to the extent share appreciation rights are not vested and exercisable, a participant’s share appreciation rights shall be forfeited upon his Termination of Service.
Share Awards. The Administrator may from time to time grant to Eligible Individuals Awards of unrestricted Common Share or Restricted Share (collectively, “Share Awards”) on such terms and conditions, such as performance based on certain performance criteria, and for such consideration, including no consideration or such minimum consideration as the Administrator shall determine, subject to the limitations set forth in the 2020 LTIP. Share Awards shall be evidenced in such manner as the Administrator may deem appropriate, including via book-entry registration.
The board shall determine the terms and conditions of a Share Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.
Share Units
The Administrator may, from time to time, grant to eligible individuals Awards of unrestricted share units or Restricted Share Units. For the purposes of the 2020 Long Term Incentive Plan, “Restricted Share Unit” means a right granted to a participant to receive shares or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of certain requirements, including the satisfaction of certain performance goals.
Restricted Share Units shall be subject to such vesting, risk of forfeiture and/or payment provisions as the Administrator may impose at the date of grant. The Restriction Period to which such vesting and/or risk of forfeiture applies may lapse under such circumstances, including without limitation upon the attainment of performance goals, in such installments, or otherwise, as the Administrator may determine.

Until shares are issued to the participant in settlement of share units, the participant shall not have any rights of a shareholder with respect to the share units or the shares issuable thereunder. The Administrator may grant the participant the right to dividend equivalents on share units, on a current, reinvested and/or restricted basis, subject to such terms as the Administrator may determine; provided, however, that dividend equivalents declared payable on share units granted as a Performance Award shall rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable performance goal relating to such share units.
Performance Shares and Performance Units
An award of Performance Shares, as that term is used in the 2020 LTIP, refers to shares of our common stock or stock units that are expressed in terms of our common stock, the issuance, vesting, lapse of restrictions or payment of which is contingent on performance as measured against predetermined objectives over a specified performance period. An award of Performance Units, as that term is used in the 2020 LTIP, refers to dollar-denominated units valued by reference to designated criteria established by the administrator, other than our common stock, whose issuance, vesting, lapse of restrictions or payment is contingent on performance as measured against predetermined objectives over a specified performance period. The applicable award agreement will specify whether Performance Shares and Performance Units will be settled or paid in cash or shares of our common stock or a combination of both, or will reserve to the administrator or the participant the right to make that determination prior to or at the payment or settlement date.
The Administrator will, prior to or at the time of grant, condition the grant, vesting or payment of, or lapse of restrictions on, an award of Performance Shares or Performance Units upon (A) the attainment of performance goals during a performance period or (B) the attainment of performance goals and the continued service of the participant. The length of the performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Administrator in the exercise of its absolute discretion. Performance goals may include minimum, maximum and target levels of performance, with the size of the award or payout of Performance Shares or Performance Units or the vesting or lapse of restrictions with respect thereto based on the level attained. An award of Performance Shares or Performance Units will be settled as and when the award vests or at a later time specified in the award agreement or in accordance with an election of the participant, if the Administrator so permits, that meets the requirements of Section 409A or Section 457A of the Code.
Performance goals applicable to performance-based awards may be awarded based on performance metrics to be attained within a predetermined performance period as they may apply to an individual, one or more business units, divisions, or affiliates, or on a company-wide basis, and in absolute terms, relative to a base period, or relative to the performance of one or more comparable companies, peer groups, or an index covering multiple companies.
The Administrator may, in its discretion, adjust the performance goals applicable to any awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes.
Other Share-Based Awards
The Administrator may, from time to time, grant to eligible individuals Awards in the form of Other Share-Based Awards. For the purposes of the 2020 Long Term Incentive Plan, “Other Share-Based Award” means an Award of shares or any other Award that is valued in whole or in part by reference to, or that is otherwise based upon, shares, including without limitation dividend equivalents and convertible debentures.
Adjustment Events
In the event of a merger, amalgamation, consolidation, rights offering, statutory share exchange or similar event affecting our Company (each, a “Corporate Event”), or a share dividend, share split, reverse share split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision or recapitalization or similar event affecting the capital structure of our Company (each, a “Share Change”), that occurs at any time after the Effective Date (including any such Corporate Event or Share Change that occurs after such adoption and coincident with or prior to the Effective Date), the Administrator shall make equitable and appropriate substitutions or proportionate adjustments to (a) the aggregate number and kind of shares or other securities on which Awards under the 2020 Long Term Incentive Plan may be granted to eligible individuals, (b) the maximum number of shares or other securities with respect to which Awards may be granted during any one calendar year to any individual, (c) the maximum number of shares or other securities that may be issued with respect to incentive stock options granted under the 2020 Long Term Incentive Plan, (d) the number of shares or other securities covered by each outstanding Award and the exercise price, base price or other price per share, if any, and other relevant terms of each outstanding Award and (e) all other numerical limitations relating to Awards, whether contained in the 2020 Long Term Incentive Plan or in award agreements; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated and that no such adjustment shall be made if as a result, the participant receives a benefit that a shareholder does not receive and any adjustment (except in relation to a capitalization issue) must be confirmed in writing by the auditors of our Company (acting as experts and not as arbitrators) to be, in their opinion, fair and reasonable.
In the case of Corporate Events, the Administrator may make such other adjustments to outstanding Awards as it determines to be appropriate and desirable, which adjustments may include, without limitation, (a) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Administrator in its sole discretion (it being understood that in the case of a Corporate Event with respect to which shareholders receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Administrator that the value of a share option or share appreciation right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each share pursuant to such Corporate Event over the exercise price or base price of such share option or share appreciation right shall conclusively be deemed valid and that any share option or share appreciation right may be cancelled for no consideration upon a Corporate Event if its exercise price or base price equals or exceeds the value of the consideration being paid for each share pursuant to such Corporate Event), (b) the substitution of securities or other property (including, without limitation, cash or other securities of our Company and securities of entities other than our Company) for the shares subject to outstanding Awards and (c) the substitution of equivalent awards, as determined in the sole discretion of the Administrator, of the surviving or successor entity or a parent thereof.
Change in Control
In the event of a change in control, as defined in the 2020 LTIP Plan, of our Company, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control of our Company:
•	share options and share appreciation rights will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;
•
Restricted Shares and share units with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and share units will be settled as promptly as is practicable in accordance with applicable law; and

•
Restricted Shares and share units that vest based on the achievement of performance goals will vest as if the performance goal for the unexpired performance period had been achieved at the target level; and the performance share units will be settled as promptly as is practicable in accordance with applicable law.

Shareholder Rights
Except as otherwise provided in the applicable award agreement, and with respect to an award of Restricted Shares, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.
Amendment and Termination of 2020 LTIP
Our board of directors may, at any time, amend or terminate the 2020 LTIP but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which our shares are listed or admitted for trading or to prevent adverse tax or accounting consequences to our company or the participant. If required to comply with Bermuda law and any other applicable laws or stock exchange rules or the rules of any automated quotation systems (other than any requirement which may be disapplied by the Company following any available home country exemption), the Company shall obtain shareholder approval of any 2020 LTIP Plan amendment in such a manner and to such a degree as required.
Amendment of Awards
The Administrator may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any participant with respect to an Award without the participant’s consent,, except such an amendment made to cause the 2020 Long Term Incentive Plan or Award to comply with applicable law, applicable rule of any securities exchange on which our shares of common stock are listed or admitted for trading, or to prevent adverse tax or accounting consequences for the participant or our company or any of our Affiliates. For purposes of the foregoing sentence, an amendment to an Award that results in a change in the tax consequences of the Award to the participant shall not be considered to be a material impairment of the rights of the participant and shall not require the participant’s consent.
Transferability
Subject to certain limited exceptions, Awards under the 2020 LTIP may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.
Effective Date; Term
The 2020 Long Term Incentive Plan will remain in effect, subject to the right of our Board or our Compensation Committee to amend or terminate the 2020 Long Term Incentive Plan at any time, until the earlier of (a) the earliest date as of which all Awards granted under the 2020 Long Term Incentive Plan have been satisfied in full or terminated and no shares approved for issuance under the 2020 Long Term Incentive Plan remain available to be granted under new Awards, or (b) May 20, 2030. No Awards will be granted under the 2020 Long Term Incentive Plan after such termination date. Subject to other applicable provisions of the 2020 Long Term Incentive Plan, all Awards made under the 2020 Long Term Incentive Plan on or before May 20, 2030, or such earlier termination of the 2020 Long Term Incentive Plan, shall remain in effect until such Awards have been satisfied or terminated in accordance with the 2020 Long Term Incentive Plan and the terms of such Awards.

PRINCIPAL AND SELLING SHAREHOLDER
The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2020 by:
•	each of our directors;
•	each of our executive officers;
•	all of our directors and executive officers as a group; and
•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares, and who are referred to as our major shareholders.
The column entitled “Shares Beneficially Owned Before this Offering” is based on a total of     common shares which, (i) for comparability purposes, gives effect to the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 1,137,768 Class B common shares into an aggregate of     common shares and (ii) includes     unvested restricted common shares. Solely for purposes of the table below, we consider the     unvested restricted common shares to be issued and outstanding because the holders of such securities will have the right to vote such securities after giving effect to the conversion of the Class B common shares into common shares upon the completion of this offering (the “Class B conversion”). The column entitled “Shares Beneficially Owned After this Offering if the underwriters’ option is not exercised” gives effect to the issuance of common shares that we are selling in this offering if the underwriters do not exercise their option to purchase additional shares. The column entitled “Shares Beneficially Owned After this Offering if the underwriters’ option is exercised in full” gives effect to the issuance of     common shares that we are selling in this offering and the issuance of     common shares if the underwriters exercise their option to purchase additional shares in full. Each of the footnotes to the table below gives effect to the Class B conversion.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common shares. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of our common shares beneficially owned by them, subject to community property laws, where applicable.
Upon the consummation of this offering and the adoption of our amended and restated bye-laws that will become effective upon the closing of this offering, our major shareholders will not have voting rights that are different from our shareholders in general, subject to the Stockholders’ Agreement with TRGI.

Except as otherwise set forth below, the address of the beneficial owner is c/o IBEX Limited, 1700 Pennsylvania Avenue NW, Suite 560, Washington, DC 20006, USA.
	Shares Beneficially Owned Before this Offering		Shares to be Sold Pursuant to this Prospectus	Shares Beneficially Owned After this Offering if the underwriters’ option is not exercised		Shares Beneficially Owned After this Offering if the underwriters’ option is exercised in full
Name	Number	%	Number	Number	%	Number	%
Principal and Selling Shareholder:
The Resource Group International Limited(1)
Executive Officers and Directors:
Mohammed Khaishgi(2)
Karl Gabel(3)
Christy O’Connor(4)
Robert Dechant(5)
Jeffrey Cox(6)
Jason Tryfon(7)
Bruce Dawson(8)
David Afdahl(9)
Julie Casteel(10)
Shuja Keen(11)
Daniella Ballou-Aares(12)
John Jones(12)
All executive officers and directors as a group (fourteen persons)(13)
*	Represents beneficial ownership of less than one percent (1%) of outstanding common shares.
(1)
TRGI is controlled by TRGP. As of March 31, 2020, TRGP beneficially owned 46.33% of TRGI’s outstanding voting securities (45.71% if all outstanding non-voting common shares are converted into voting common shares). The address for TRGI is Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. The address for TRGP is Centre Point Building, Level 18th, off Saheed-e-Millat Expressway, Karachi, Pakistan. This reflects the automatic conversion of one Series A preferred share, 10,290,984.0561 Series B preferred shares and 103,949.3330 Series C preferred shares into common shares upon completion of this offering.

(2)	Includes common shares and unvested restricted common shares, which are scheduled to vest in equal monthly increments of shares commencing on .
(3)	Includes common shares and unvested restricted common shares, which are scheduled to vest in equal monthly increments of shares commencing on .
(4)	Includes common shares and unvested restricted common shares, which are scheduled to vest in equal monthly increments of shares commencing on .
(5)	Includes common shares and unvested restricted common shares, which are scheduled to vest in equal monthly increments of shares commencing on .

(6)
This reflects the automatic conversion of     Series B preferred shares and     Series preferred C shares upon completion of this offering. The balance includes     common shares and     unvested restricted common shares, which are scheduled to vest in equal monthly increments of     shares commencing on    .

(7)	Includes common shares and unvested restricted common shares, which are scheduled to vest in equal monthly increments of shares commencing on .
(8)	Includes common shares and unvested restricted common shares, which are scheduled to vest in equal monthly increments of shares commencing on .
(9)	Includes common shares and unvested restricted common shares, which are scheduled to vest in equal monthly increments of shares commencing on .
(10)	Includes common shares and unvested restricted common shares, which are scheduled to vest in equal monthly increments of shares commencing on .
(11)	Includes common shares and unvested restricted common shares, which are scheduled to vest in equal monthly increments of shares commencing on .
(12)	Consists of common shares.
(13)	Includes common shares and unvested restricted common shares.
Holdings by U.S. Shareholders
As of March 31, 2020, after giving effect to the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 1,137,768 Class B common shares into an aggregate of     common shares, approximately     % of our outstanding common shares were held by     record holders in the United States.
In March 2018, we completed a 1.11650536356898-to-1 reverse share split, which had an impact on our common shares, our employee stock option plans and the Amazon Warrant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Reorganization Transaction
Prior to June 30, 2017, our business was conducted through various wholly- or majority-owned portfolio companies of TRGI, which we refer to as the Continuing Business Entities. The predecessor companies for our Customer Engagement and Customer Expansion solutions were established in 1996 and acquired by TRGI in 2004. The predecessor company for our Customer Experience solution was established in 1984 and acquired by TRGI in 2004. The predecessor company for our Customer Acquisition business was founded as a subsidiary of TRGI in 2008.
On June 30, 2017, TRGI completed a series of transactions constituting the Reorganization Transaction, as a result of which TRGI acquired 4,254,221 of our convertible preference shares and 6,140,713 of our common shares (representing 88.5% of our outstanding common shares) and the Continuing Business Entities became our wholly owned direct and indirect subsidiaries. We consider the Reorganization Transaction to be a transaction between entities under common control as all of the combining entities or businesses were ultimately controlled by TRGI both before and after the Reorganization Transaction and such control was not transitory.
In addition, in connection with the consummation of the Reorganization Transaction, Mr. Jeffrey Cox, a member of our executive leadership team, and Mr. Anthony Solazzo, the chief executive officer of our discontinued operation Etelequote Limited, acquired minority interests in our company (322,599 and 478,115 common shares, respectively). The number of common shares of IBEX Limited issued to Messrs. Cox and Solazzo was determined based on the relative values of their respective minority interests in two of the Continuing Business Entities that were contributed by TRGI to our company. The relative values of those entities was not dependent upon the price at which common shares are being sold in this offering but rather was determined on the basis of independent third-party valuations of two Continuing Business Entities and our company.
In connection with the Reorganization Transaction, we provided an indemnity to Mr. Solazzo. Our indemnification obligation is capped at $2.0 million. No claim under the indemnity has been made, and we believe that any material indemnity exposure for us is remote.
One of the Continuing Business Entities, DGS Limited, entered into a “Profit Share Agreement” dated as of June 30, 2017 with Mr. Cox whereby, in exchange for his services as chief executive officer of that entity, Mr. Cox will receive 13.9% of any cash dividends paid by DGS Limited to us. That agreement expired by its terms on June 30, 2018. The parties entered into a new Profit Share Agreement, effective as of June 30, 2019, whereby in exchange for his services as chief executive officer of DGS Limited, Mr. Cox will receive a fee equal to 16.18% of any cash dividends paid by DGS Limited to us. The Profit Share Agreement terminates upon the earliest to occur of the satisfaction of any dividend preference on the preference shares issued by us, the conversion of all preference shares issued by us into common shares, a sale of substantially all the assets of DGS Limited or its direct or indirect subsidiaries to an unaffiliated third party, a sale of all of the shares held by us in DGS Limited or IBEX Global Limited to an unaffiliated third party, a sale of substantially all of the assets held by either of such entities to an unaffiliated third party, and June 30, 2020.
Spin-off of Etelequote Limited to our Parent Company
On June 26, 2019, we transferred all of our equity interests in Etelequote Limited to our parent company, The Resource Group International Limited. In consideration of the share transfer, TRGI has agreed to waive $47.9 million of the aggregate preference amount to which the Series C preferred shares held by it are entitled upon a voluntary or involuntary liquidation, dissolution or winding up after holders of our Series A preferred shares and Series B preferred shares receive their respective entitlements. The $47.9 million amount represents the agreed purchase price for the share transfer. After giving effect to the $47.9 million dividend waiver, the Series C preferred shares held by TRGI will be entitled to receive in preference $38.3 million of any proceeds from a voluntary or involuntary liquidation, dissolution or winding up after holders of our Series A preferred shares and Series B preferred shares receive their respective entitlements. As a result of the ETQ Spin-off, Etelequote Limited is no longer a part of our ongoing business and is treated as a discontinued operation as of March 31, 2019 and June 30, 2019 and for the fiscal years ended June 30, 2019 and 2018. For more information on the ETQ Spin-off, refer to Note 22 and Note 30.3 to our unaudited condensed consolidated interim financial statements and audited consolidated financial statements included elsewhere in this prospectus
IPO Option Grants
In connection with this offering and under the 2020 LTIP Plan, we intend to grant certain executive officers options to purchase our common shares. Assuming the shares are offered at $       (the midpoint of the price range set forth on the cover of this prospectus), a total of     common shares at an exercise price equal to the initial public offering price will be granted under the 2020 LTIP Plan, including grants to Robert Dechant of     shares, Karl Gabel of     shares, Bruce Dawson of     shares, David Afdahl of     shares, Christy O’Conner of    shares, and Julie Casteel of     shares.
Other Related-Party Transactions
Loans to Directors and Executive Officers for Purchase of Restricted Shares
In December 2018, we granted awards of an aggregate of 2,368,368 Class B common shares under the 2018 RSA Plan, of which 1,125,558 Class B common shares were pursuant to awards made to our directors and executive officers. Under the terms of their awards, our directors and executive officers were required to purchase the Class B common shares covered by those awards. In satisfaction of the purchase price obligation, each of our directors and executive officers delivered to us a promissory note in the amount of the aggregate purchase price for the Class B common shares covered by that individual’s award. Under each promissory note, 50% of the principal amount owed is recourse to the borrower and 50% is non-recourse; the portion of the principal that is non-recourse is secured by a pledge over the Class B common shares awarded to the borrower. On May 20, 2020 the Compensation Committee and the Board of Directors approved a distribution under the Management Incentive Plan to repay to the Company, the outstanding principal and interest of each of promissory note in full including an additional amount to satisfy any of the individual executive officer’s tax obligations associated with such repayment. As such, upon payment, each of the executive officers’ promissory notes has been paid in full and such promissory notes have been canceled. TRG Holdings LLC agreed to satisfy all of the outstanding principal and interest of the promissory notes on behalf of Mr. Khaishgi and Mr. Keen and upon satisfaction, the promissory notes for Messrs. Khaishgi and Keen have been paid in full and such promissory notes have been canceled. For more information, refer to Notes 19.5 and 23 to our audited consolidated financial statements included elsewhere in this prospectus.
TRGH-iSky Loan
On August 7, 2018, TRG Holdings LLC entered into a loan agreement with iSky, Inc. to repay approximately CAD 1,459,516 (approx. US $1.1 million) related to a sales tax settlement on behalf of iSky with the Canadian Revenue Agency at an interest rate of 15% per annum with a maturity date of August 7, 2019; provided however that such loan is payable immediately on demand upon the earlier of TRG Holdings LLC’s demand or an initial public offering of iSky Inc.’s parent company, Ibex Limited. Funds borrowed under this loan arrangement were paid directly to the Canadian Revenue Agency. Pursuant to the terms of the loan, any additional amount of interest not calculable at the time of the loan shall be paid made a part of the loan agreement and shall be repaid under the same terms as initial loan. This loan agreement was assumed by IBEX Limited from iSky, Inc. in June, 2019 and the term extended to August 7, 2020. The outstanding balance of the loan payable to TRG Holdings LLC was $1.5 million and $1.3 million as of March 31, 2020 and June 30, 2019, respectively.
Ibex Global Solutions Limited (Pakistan), Virtual World Private Ltd, DGS Private Limited – Afiniti Software Solutions (Pvt) Limited and Afiniti, Inc. Shares Services Agreement
Ibex Global Solutions Limited (Pakistan), Virtual World Private Ltd, DGS Private Limited – Afiniti Software Solutions (Pvt) Limited and Afiniti, Inc. are parties to a Master Services and Cross Charge Agreement dated June 1, 2019 whereby the parties to the agreement each provide certain IT related services to the other and such services are cross charged to the other parties.
Stockholders’ Agreement
We are party to a Stockholders’ Agreement with TRGI dated as of September 15, 2017. The agreement requires that we obtain TRGI’s prior written consent before we or our subsidiaries take or commit to take certain material actions, including, among others:
•	acquisition of the stock or assets of an unaffiliated entity in a single transaction or a series of related transactions with an enterprise value greater than $2.0 million;
•	consolidation, merger, amalgamation or other business combination with any entity other than us or a wholly-owned subsidiary of ours, or a “Change in Control” (as defined in our debt instruments);
•
disposition or transfer, in a single transaction or a series of related transactions, to another party of our or any of our subsidiaries’ assets with a value greater than $2.0 million in the aggregate or for consideration greater than $2.0 million, other than in the ordinary course of business;

•	entry into any corporate strategic relationship involving the payment, contribution or assignment by us or any of our subsidiaries of money or assets greater than $1.0 million;
•
creation of any new class of equity securities, issuance of additional shares of any class of equity securities, or any offering of securities (except for awards under stockholder-approved equity plans and issuances to our parent company or any of its subsidiaries);

•	incurrence, assumption or guarantee of indebtedness by us to any third party;
•
incurrence, assumption or guarantee of incremental indebtedness (as measured from indebtedness existing on September 15, 2017) by us, in a single transaction or a series of related transactions, in an amount greater than $5.0 million;

•
transfer of any senior note issued by e-Telequote Insurance, Inc. under a certain Note Purchase Agreement dated June 2017 (the “2017 ETQ Notes”) by any holder thereof or any amendment to the 2017 ETQ Notes or the related note purchase agreement;

•	repurchase of our equity securities or adoption of any share repurchase plan;
•	capital expenditures in an aggregate amount greater than $10.0 million in any fiscal year;
•	listing of any securities on any securities exchange;
•	appointment and / or removal of independent auditors or any material change in our accounting policies and principles or internal control procedures;
•	bankruptcy, liquidation, dissolution, winding up or similar event or action;
•	any change of our principal lines of business, entry into new lines of business, or exit from the current lines of business;
•	amendment, modification or repeal of any provision of our or our subsidiaries’ organizational documents; and
•	commencement or settlement of any material litigation.
The Stockholder’s Agreement further provides that, to the fullest extent permitted by law and subject to section 97 of the Companies Act and our Bye-laws:
•
TRGI and its partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may directly or indirectly engage in the same or similar business activities or lines of business as us or any of our subsidiaries, including those lines of business deemed to be competing with us or any of our subsidiaries;

•
TRGI, its affiliates and their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may do business with any of our potential or actual customers or suppliers;

•
TRGI, its affiliates and their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may employ or otherwise engage any of our officers or employees; and

•
none of TRGI, its affiliates or their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives shall have any duty to communicate or offer any business opportunity that may be presented to TRGI or those other persons to us or shall be liable to us or any of our stockholders for breach of any fiduciary or other duty by reason of the fact that TRGI or such persons pursues that business opportunity, directs that business opportunity to another person or fails to present that business opportunity, or information regarding that business opportunity to us unless, in the case of any such person who is a director or officer of ours, that business opportunity is expressly offered to that director or officer in writing solely in his or her capacity as our director or officer.

In addition, the Stockholder’s Agreement allows TRGI to disclose non-public information concerning us to existing and potential investors in TRGI or its affiliates, potential transferees of TRGI’s equity interest in our parent company, potential participants in future transactions involving TRGI or its affiliates and other parties that TRGI deems reasonably necessary in connection with the conduct of its TRGI’s investment and business activities, subject to any such recipient agreeing to keep that information confidential. The Stockholder’s Agreement remains in effect until TRGI ceases to own 10% or more of all shares issued by us (determined on an as-converted basis).
Registration Rights Agreements
On September 15, 2017, we have entered into a registration rights agreement whereby we grant certain registration rights to TRGI, including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act, our common shares held by them. In addition, we have committed to file as promptly as possible after receiving a request from TRGI a shelf registration statement registering secondary sales of our common shares held by TRGI. TRGI also has the ability to exercise certain piggyback registration rights in respect of common shares held by it in connection with registered offerings requested by other holders of registration rights or initiated by us.
Amazon is entitled to customary shelf and piggy-back registration rights with respect to the shares issued upon exercise of the Amazon Warrant.
Limitations of Liability and Indemnification Matters
We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Bermuda law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.
We entered into an indemnification agreement with Mr. Solazzo dated as of June 30, 2017 under which we have agreed to indemnify him for specified tax liabilities arising from the exchange of his equity interest in Etelequote PLC for 478,115 of our common shares. The indemnification obligation is capped at $2.0 million, exclusive of certain reasonable expenses that Mr. Solazzo may incur in connection with defending against any tax liability or any indemnifiable interest, fines, or penalties imposed on Mr. Solazzo.
Policies and Procedures With Respect to Related Party Transactions
Upon the closing of this offering, we intend to adopt policies and procedures whereby our Audit Committee will be responsible for reviewing and approving related party transactions. In addition, our Code of Ethics will require that all of our employees and directors inform us of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest, subject to the provisions of the Stockholders’ Agreement

(as described above). Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.
Licensing and Sublicensing Agreements
License of Clearview Software
iSky, Inc. and TRG Holdings LLC are party to a license agreement dated as of July 1, 2014 under which TRG Holdings has purchased 900 access licenses to iSky’s Clearview software for a fee of $1.8 million.
License of Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions Software
IBEX Global Europe S.A.R.L. and Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. were party to an Intellectual Property License Agreement dated as of July 1, 2013 under which IBEX Global Europe S.A.R.L. licensed proprietary software to Ibex Global Solutions, Inc. in exchange for royalty payments. This agreement terminated on June 30, 2019.
Sublicense of Microsoft Licenses
TRGI, Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. and IBEX Global Solutions Ltd. are parties to an Intellectual Property Sublicensing Agreement dated as of July 1, 2014, under which Ibex Global Solutions, Inc. has sublicensed to TRGI certain Microsoft licenses for a total payment of $5,492,798, which has been fully paid.
Software Services Agreement with Afiniti
Pursuant to a Standard Terms and Conditions agreement and Commercial Schedule, each dated November 14, 2017, between our subsidiary Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. dba IBEX Global Solutions and SATMAP Incorporated dba Afiniti, Inc., Afiniti Inc. may provide certain intelligent call routing services to IBEX Global Solutions in exchange for a fee equal to $1,800 per supported call center seat per year for up to 2,000 call center seats. Under these agreements, IBEX Global Solutions has a prepayment credit with Afiniti Inc. equal to $1.1 million as of March 31, 2020.
Pursuant to a Standard Terms and Conditions agreement and Commercial Schedule, each dated December 1, 2010, as amended on January 14, 2014, between our subsidiary Digital Globe Services, Inc. and SATMAP Incorporated dba Afiniti, Inc., Afiniti Inc. may provide certain intelligent call routing services to Digital Globe Services, Inc. in exchange for a fee equal to $9 per incremental revenue generating unit generated through the service. During the nine months ended March 31, 2020 and 2019, the amounts invoiced by Afiniti, Inc. to Digital Globe Services, Inc. under this agreement were $38,696 and $54,492, respectively.
Contribution of Intellectual Property
On October 19, 2017, The Resource Group International Limited assigned to us all right and title in certain call center software as a contribution to our surplus capital.
Services Agreements
Pursuant to a Service Agreement dated January 1, 2012 between our subsidiary iSky, Inc. (“iSky”) and its affiliate BPO Solutions, Inc., BPO Solutions, Inc. has made available to iSky specified offshore support services, including accounting, IT, call center and general back office support services, which are billed on a cost-plus basis. During the fiscal year ended June 30, 2018 and June 30, 2019, the amounts invoiced by BPO Solutions to iSky under this agreement were $1.1 million and $0.0 million, respectively. From January 2018, one of the subsidiaries of IBEX Global Limited providing to iSky specified offshore support services, including accounting, IT, call center and general back office support services, which are billed on a cost-plus basis.
Pursuant to a Service Agreement dated April 1, 2013 between our subsidiary Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. and its affiliate TRG Holdings LLC, TRG Customer Solutions (Canada), Inc. agreed to employ certain TRG Holdings LLC personnel, for which Ibex Global Solutions, Inc. bills TRG Holdings on a cost-plus basis. During the fiscal year ended June 30, 2018 and June 30, 2019, the amount invoiced by Ibex Global Solutions, Inc. to TRG Holdings under this agreement was $85,264 and $111,052, respectively.
Pursuant to a Services Agreement dated May 1, 2014 between our subsidiary Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. and its affiliate SATMAP Incorporated dba Afiniti, Inc., Ibex Global Solutions, Inc. agreed to provide information technology services to Afiniti, Inc. which are billed at a cost-plus basis. During the fiscal year ended June 30, 2018 and June 30, 2019, the amount invoiced by Ibex Global Solutions, Inc. to Afiniti, Inc. under this agreement was $110,956 and $2,767, respectively.
Pursuant to a Services Agreement dated January 1, 2016 between our subsidiary Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. and TRG Marketing Services, Inc., Ibex Global Solutions, Inc. agreed to provide call center services to support TRG Marketing Services, Inc., which were billed at a fee equal to twice the actual payroll costs. The agreement is no longer active and there is a legacy balance of less than $13,000 as of March 31, 2020 owing from TRG Marketing Services, Inc. to Ibex Global Solutions, Inc.
Pursuant to a Services Agreement dated January 1, 2015 between our subsidiary Virtual World (Private) Limited and TRG (Private) Limited, TRG (Private) Limited agreed to make available to certain overflow call center space and back office personnel to Virtual World (Private) Limited. The overflow call center space was billed at a fee equal to $100 per call center seat per month plus direct costs, and the back office personnel were billed at actual payroll cost. The agreement is no longer active and there is a legacy balance of $0.1 million as of March 31, 2020 owing from Virtual World (Private) Limited to TRG (Private) Limited.
Sublease of Office Space
Pursuant to an agreement dated June 30, 2018, Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. and iSky, Inc. have agreed to sublease office space in Washington, D.C. leased by TRG Holdings, LLC. On July 1, 2018, iSky, Inc. exercised its right to terminate the sub-lease agreement and effectively Ibex Global Solutions, Inc. became the sole sub-lessee. The lease amount payable under this sublease is $26,616 per month with nominal increases that go into effect as of July 1, 2020 and thereafter.
Pursuant to an agreement dated June 1, 2017, between our subsidiary, IBEX Global Solutions (Private) Limited and TRG (Private) Limited, TRG (Private) Limited agreed to lease certain office space in Pakistan to IBEX Global Solutions (Private) Limited. The lease amount payable under this agreement is approximately $1,400 per month.
Participation in Health and Welfare Plans
Our subsidiary Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. and its affiliate TRG Holdings LLC are parties to a Third Party Services Agreement dated April 1, 2013 whereby employees of TRG Holdings LLC and its affiliates are permitted to participate in the health, dental, and life insurance plans offered by Ibex Global Solutions, Inc. to its employees. TRG Holdings LLC is obligated to indemnify Ibex Global Solutions, Inc. for any claims arising out of the participation in such plans by employees of TRG Holdings and its affiliates.
Pursuant to a Third Party Services Agreement dated May 1, 2014 between Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc., SATMAP Incorporated, and TRG Holdings LLC, Ibex Global Solutions, Inc. directly permit SATMAP Incorporated to participate in the health, dental, and life insurance plans offered by Ibex Global Solutions,

Inc. to its employees. SATMAP Incorporated is obligated to indemnify Ibex Global Solutions, Inc. for any claims arising out of the participation in such plans by employees of SATMAP Incorporated. As of January 1, 2018, SATMAP Incorporated terminated the Third Party Services Agreement and no longer participates in the health, dental and life insurance plans of TRG Customers Solutions, Inc.

PRICING SENSITIVITY ANALYSIS
Throughout this prospectus we provide information assuming that the initial public offering price per share of common share is $   , which is the midpoint of the estimated price range set forth on the cover of this prospectus. However, some of the information that we provide will be affected if the initial public offering price per common share in this offering is different from the midpoint of the estimated price range set forth on the cover of this prospectus. The following table presents how some of the information set forth in this prospectus would be affected by a $1.00 increase (decrease) in the initial public offering price per common share from the midpoint of the estimated price range, assuming that the underwriters’ option to purchase additional common units is not exercised.
Price per share
	$	$	$
(in thousands, except per share data)
Common shares issuable for:
Series A preferred share
Series B preferred shares
Series C preferred shares
Class B common shares
Total
Amazon Warrant:
Total(1)
Weighted average exercise price after conversion
Equity ownership percentages following this offering
Existing owners in this offering assuming exercise of vested portion of Amazon Warrant and vested Restricted Shares	%	%	%
New investors in this offering assuming exercise of vested portion of Amazon Warrant and vested Restricted Shares	%	%	%
Total	100%	100%	100%
Net proceeds
Net proceeds from this offering, after underwriting discounts and commissions and estimated offering expenses payable by us
Pro forma as adjusted capitalization as of March 31, 2020
Cash and cash equivalents
Total debt
Stockholders’ equity
Common shares, $0.000111650536 par value per share
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income
Total stockholders’ equity
Total capitalization
Dilution as of March 31, 2020
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering
Dilution per share to new investors in this offering
(1)	Assumes net exercise.

In addition, throughout this prospectus we provide information assuming that the underwriters’ option to purchase additional shares of common stock from us is not exercised. However, some of the information that we provide will be affected if the underwriters’ option to purchase additional common shares is exercised. The following table presents how some of the information set forth in this prospectus would be affected by a $1.00 increase (decrease) in the initial public offering price per common share from the midpoint of the price range if the underwriters exercise in full their option to purchase additional common shares.
Price per share
	$	$	$
(in thousands, except per share data)
Common shares issuable for:
Series A preferred share
Series B preferred shares
Series C preferred shares
Class B common shares
Total
Amazon Warrant:
Total(1)
Weighted average exercise price after conversion
Equity ownership percentages following this offering
Existing owners in this offering assuming exercise of vested portion of Amazon Warrant and vested Restricted Shares	%	%	%
New investors in this offering assuming exercise of vested portion of Amazon Warrant and vested Restricted Shares	%	%	%
Total	100%	100%	100%
Net proceeds
Net proceeds from this offering, after underwriting discounts and commissions and estimated offering expenses payable by us
Pro forma as adjusted capitalization as of March 31, 2020
Cash and cash equivalents
Total debt
Stockholders’ equity
Common shares, $0. 000111650536 par value per share
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income
Total stockholders’ equity
Total capitalization
Dilution as of March 31, 2020
Pro forma as adjusted net tangible book deficit per share after giving effect to this offering
Dilution per share to new investors in this offering
(1)	Assumes net exercise.

DESCRIPTION OF SHARE CAPITAL
The following description of our share capital summarizes certain provisions of our amended memorandum of association and our amended and restated bye-laws that will become effective as of the closing of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our amended memorandum of association and amended and restated bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. We refer in this section to our amended memorandum of association and amended and restated bye-laws that we intend to adopt in connection with this offering as our memorandum of association and bye-laws, respectively. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.
General
We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 52347. We were incorporated on February 28, 2017 under the name Forward March Limited. We changed our name to IBEX Holdings Limited on September 15, 2017 and then changed our name to IBEX Limited on September 9, 2019. Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda.
The objects of our business are unrestricted, and the company has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.
Prior to the closing of this offering, our shareholders will approve certain amendments to our bye-laws which will become effective upon closing of this offering. The following description assumes that such amendments have become effective.
Since our incorporation, there have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered. Since our incorporation, we have redesignated certain of our authorized common share capital as preferred shares.
There has been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.
There has been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.
We have applied to list our common shares on Nasdaq under the symbol “IBEX.”
Initial settlement of our common shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities registered through DTC’s book-entry transfer system. Each person beneficially owning common shares registered through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the common shares.
Share Capital
Our authorized share capital is $12,000. On March 16, 2018, our authorized share capital was divided into 103,223,990.46 common shares and 4,254,221.39 convertible preference shares, par value $0.000111650536 per share. As of such date, we had 4,254.221 convertible preference shares and 6,941,427 common shares outstanding.
As a result of a recapitalization implemented on December 21, 2018 in connection with our adoption of the 2018 RSA Plan, our authorized share capital is divided into three series of preferred shares (each carrying its own rights and preferences) and two classes of common shares. The authorized and outstanding shares of each series of preferred shares and class of common shares as of March 31, 2020 are as follows:
•
Series A Convertible Preferred Share (“Series A preferred share”) – 1 Series A preferred share is authorized, issued and outstanding, and it is held by our parent company, The Resource Group International Limited.

•
Series B Convertible Preferred Shares (“Series B preferred shares”) – The maximum authorized number of Series B preferred shares is 12,512,994.466500, of which 11,083,691.3814 were issued and outstanding and are held by our parent company, The Resource Group International Limited (10,290,984.0561 Series B preferred shares), and Mr. Jeffrey Cox, one of our executive officers (319,373.4456 Series B preferred shares).

•
Series C Convertible Preferred (“Series C preferred shares”, and together with the Series A preferred shares and the Series B preferred shares, the “preferred shares”) – The maximum authorized number of Series C preferred shares is 12,639,389.35000, of which 111,986.4786 were issued and outstanding and are held by our parent company, The Resource Group International Limited (103,949.3339 Series C preferred shares), and Mr. Cox (3,225.9944 Series C preferred shares).

•	Class A Common Shares (“Class A common shares”) – The maximum authorized number of Class A shares is 79,766,504.249454, of which none are issued and outstanding.
•
Class B Common Shares (“Class B common shares”) – The maximum authorized number of Class B common shares is 2,559,323.13, of which 1,851,788 were issued subject to vesting restrictions pursuant to awards made to our directors, executive officers and other senior management personnel under the 2018 RSA Plan.

Upon the consummation of this offering, the outstanding preferred shares and then vested Class B common shares will automatically and mandatorily convert as follows:
•	The Series A preferred share will convert into one Series C preferred share;
•	Each Series B preferred share will convert into Series C preferred shares on a one-for-one basis;
•
Each Series C preferred share (including those issued as a result of the conversions of Series A preferred shares and Series B preferred shares into Series C preferred shares) will convert into a number of Class A common shares that will be determined in accordance with a formula that is set forth in the certificate of designations pursuant to which the Series C preferred shares were authorized and issued on December 21, 2018, which number of Class A common shares will vary depending on the initial public offering per share in this offering and the number of preferred shares outstanding immediately prior to the pricing of this offering;

•	Each Class B common share will convert into Class A common shares on a one-for-one basis; and
•	Each Class A common share will be redesignated as a common share.
See “Pricing Sensitivity Analysis.”
Pursuant to our bye-laws, subject to the requirements of any stock exchange on which our shares are listed and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.
Prior to this offering, we will amend and restate our memorandum of association and our bye-laws to provide as follows.
Common Shares
Holders of common shares have no pre-emptive, redemption or conversion rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preferred shares.
Preference Shares
Pursuant to Bermuda law and our bye-laws, our board of directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of the company.
Dividend Rights
Under Bermuda law, a company may not declare or pay dividends or make a distribution out of contributed surplus if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preferred shares. Any cash dividends payable to holders of our common shares listed on the Nasdaq Global Market will be paid to Broadridge Corporate Issuer Solutions, Inc., our paying agent in the U.S. for disbursement to those holders.
Variation of Rights
If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied in accordance with our bye-laws either: (i) with the consent in writing of the holders of 50% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least one person holding or representing 25% of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preferred shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other class or series of preferred shares, to vary the rights attached to any other class or series of preferred shares.
Transfer of Shares
Our board of directors may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as our board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.
Where our shares are listed or admitted to trading on any appointed stock exchange, such as Nasdaq , they will be transferred in accordance with the rules and regulations of such exchange.
Meetings of Shareholders
Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. We have chosen not to waive the convening of an annual general meeting.
Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our board of directors may convene an annual general meeting and the chairman or a majority of our directors then in office may convene a special general meeting. Under our bye-laws, at least five days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting.
Subject to the rules of Nasdaq, our bye-laws provide that the quorum required for a general meeting of shareholders is one or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 25% of all issued and outstanding common shares.
Access to Books and Records and Dissemination of Information
Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
Election and Removal of Directors
Our bye-laws provide that our board of directors shall consist of ten directors or such greater number as we may determine.
Our bye-laws provide that any shareholder holding 50% or more of the nominal value of our voting shares will have the right to appoint five directors to our board of directors. If there is no such 50% holder, then any shareholder holding 25% or more of the nominal value of our voting shares (first in time as compared to any other 25% shareholder) will have the right to appoint five directors to our board of directors.
Any director not appointed by a 25% or more shareholder as described above may be removed by the shareholders provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and a summary of the facts justifying the removal and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Bermuda law requires that the Company shall file with the Bermuda Registrar of Companies a list of its directors and must notify the Registrar of any changes in such directors within 30 days of the date of the change.
Proceedings of Board of Directors
Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age. Decisions taken by the board are decided by a simple majority of votes.
The compensation of our directors is determined by the board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other reasonable out-of-pocket expenses properly incurred by them in connection with our business or their duties as directors.
Our bye-laws provide that a director who discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless disqualified from voting by the chairman of the relevant meeting of the board of directors.
Indemnification of Directors and Officers
Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.
Our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.
Amendment of Memorandum of Association and Bye-laws
Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. The Companies Act and our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders.
Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of

Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.
Any amendment to our bye-laws require the approval of the board and a member resolution passed by 75% of those members attending and entitled to vote.
Amalgamations, Mergers and Business Combinations
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders.
Under Bermuda law and pursuant to our bye-laws, approval of 50% of the shareholders voting by written resolution or at a shareholder meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be one or more persons holding or representing more than 25% of the issued shares of the company.
Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.
Shareholder Suits
Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.
Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. Waivers of compliance with any provision of the Securities Act or Exchange Act are void under the terms of such acts. Accordingly, the operation of this bye-law provision as a waiver of the right to sue for violations of the U.S. federal securities laws would likely be unenforceable in U.S. courts.
In addition, our bye-laws contain a provision by virtue of which unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York will be the exclusive forum for any private action asserting violations by us or any of our directors or officers of the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by those statutes or the rules and regulations under such statutes. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the United States District Court for the Southern District of New York, the plaintiff or plaintiffs shall be deemed by this provision of the bye-laws (i) to have consented to removal of the action by us to the United States District Court for the Southern District of New York, in the case of an action filed in a state court, and (ii) to have consented to transfer of the action pursuant to 28 U.S.C. § 1404 to the United States District Court for the Southern District of New York. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and in any event, our shareholders cannot waive compliance with federal securities laws and the rules and regulations thereunder.
Capitalization of Profits and Reserves
Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.
Registrar or Transfer Agent
A register of holders of the common shares will be maintained by Compass Administration Services Ltd. in Bermuda, and a branch register will be maintained in the U.S. by Broadridge Corporate Issuer Solutions, Inc., which will serve as branch registrar and transfer agent.
Untraced Shareholders
Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.
Certain Provisions of Bermuda Law
We have been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.
The BMA has pursuant to its statement of June 1, 2005 given its general permission under the Bermuda Exchange Control Act 1972 (and its related regulations) for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our common shares are listed on the Nasdaq Global Market, or any other appointed stock exchange. This general permission would cease to apply if our common shares were to cease to be so listed and in such event specific permission would be required from the BMA for all issues and transfers of our common shares subject to certain exceptions set out in the BMA statement of June 1, 2005.
Accordingly, in giving such consent or permissions, neither the BMA nor the Registrar of Companies in Bermuda shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

BERMUDA COMPANY CONSIDERATIONS
Our corporate affairs are governed by our memorandum of association and bye-laws and by the corporate law of Bermuda. The provisions of the Companies Act which applies to us, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their stockholders. The following is a summary of significant differences between the Companies Act (including modifications adopted pursuant to our amended and restated bye-laws that will become effective as of the closing of this offering, as described under “Description of Share Capital” above) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their stockholders.
Bermuda			Delaware
Shareholder meetings
•
May be called by president or the Chairman, any two directors, any director and the company secretary or the board of directors and must be called upon the request of shareholder holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.
			•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

•	May be held in or outside Bermuda.		•	May be held in or outside of Delaware.

•	Notice:		•	Notice:

	•	Shareholders must be given at least five days’ advance notice of a general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting.		• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

	•	Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.		•
Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder’s voting rights
•
Shareholders may act by written resolution to elect directors. Shareholders may not act by written resolution to remove a director or auditor, except that a director appointed by a 25% or more shareholder may be removed by that shareholder by notice in writing to the company.
			•	With limited exceptions, stockholders may act by written consent to elect directors.

•
Generally, except as otherwise provided in the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
			•	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

Bermuda		Delaware
•
The voting rights of shareholders are regulated by the company’s bye-laws and, in certain circumstances, by the Companies Act. Our bye- laws specify that one or more shareholders present in person or by proxy representing in excess of 25% of the total shares in the company entitled to vote at such general meeting shall form a quorum.
•
For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

•	Our bye-laws provide that once a quorum is present in general meeting it is not broken by the subsequent withdrawal of any shareholders.	•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.

•	The bye-laws may provide for cumulative voting, although our bye-laws do not.	•	The certificate of incorporation may provide for cumulative voting.

•
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. The approval of 50% of the shareholders signing a written resolution or voting at a shareholder meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be one or more persons holding or representing more than 25% of the issued shares of the company.
•
Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.

•
Every company may when authorized by a resolution of the board of directors sell, lease or exchange all or substantially all of its property and assets as its board of directors deems in the best interests of the company.
•
Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•
Any company which is the wholly-owned subsidiary of a holding company, or one or more companies which are wholly-owned subsidiaries of the same holding company, may amalgamate or merge without the vote or consent of shareholders provided that the approval of the board of directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.
•
Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

•	Any mortgage, charge or pledge of a company’s property and assets may be authorized without the consent of shareholders subject to any restrictions under the bye-laws.	•
Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

Bermuda		Delaware
Directors
•	The board of directors must consist of at least one director.	•	The board of directors must consist of at least one member.

•	The number of directors fixed by our bye-laws is ten and any changes to such number must be approved by the shareholders.	•
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

•	Removal:	•	Removal:

•
Under our bye-laws, any or all directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at a special meeting convened and held in accordance with the bye-laws for the purpose of such removal.
			•	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

	• A 25% or more shareholder who is entitled to appoint directors to the board pursuant to our bye-laws is also entitled to remove any directors so appointed by notice in writing to the company.		•	In the case of a classified board, stockholders may effect removal of any or all directors only for cause.

Duties of directors
•
The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our board of directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•
Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally.

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

	•	a duty to avoid conflicts of interest; and

• a duty to exercise powers for the purpose for which such powers were intended.

Bermuda			Delaware
•	The Companies Act imposes a duty on directors and officers of a Bermuda company:		•
In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

	•	to act honestly and in good faith with a view to the best interests of the company; and

	•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•
The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof. Our shareholders may not have a direct cause of action against our directors, particularly due to the waiver given by shareholders in the bye-laws of any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Takeovers
•	An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:		•
Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting stockholders of the subsidiary are entitled to certain appraisal rights.

•
By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•
By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the
•
Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested stockholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Bermuda	Delaware

holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•
Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Dissenter’s rights of appraisal
•
A dissenting shareholder (that did not vote in favor of the amalgamation or merger) of a Bermuda exempted company and who is not satisfied that he has been offered fair value for his shares may apply to the court to appraise the fair value of his or her shares in an amalgamation or merger.
	•	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

•
The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Dissolution
•
Under Bermuda law, a solvent company may be wound up by way of a members’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.
•
Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all stockholders entitled to vote thereon consent in writing to such dissolution.

Bermuda	Delaware
Shareholder’s derivative actions
•
Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
•
In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, no public market existed for our common shares, and although we expect that our common shares will be approved for listing on Nasdaq, we cannot assure investors that there will be an active public market for our common shares following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common shares. Future sales of substantial amounts of common shares in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common shares and also could adversely affect our future ability to raise capital through the sale of our common shares or other equity-related securities at times and prices we believe appropriate.
Upon completion of this offering we will have outstanding     common shares, after giving effect to the issuance of common shares in this offering, the automatic conversion, upon the completion of this offering, of one Series A preferred share, 11,083,691.3814 Series B preferred shares, 111,986.4786 Series C preferred shares and 1,072,546 Class B common shares into an aggregate of     common shares, and no exercise of options outstanding as of March 31, 2020.
All of the common shares sold in this offering will be freely transferable by persons other than our “affiliates,” as that term is defined under Rule 144 under the Securities Act, without restriction or further registration under the Securities Act. The remaining       outstanding common shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rules 144 and 701 promulgated under the Securities Act.
As a result of lock-up arrangements and market standoff provisions described below and the provisions of Rules 144 and 701, the restricted securities will be available for sale in the public market as follows:
•	none of the restricted shares will be eligible for immediate sale upon the completion of this offering; and
•
      shares will be eligible for sale upon expiration of lock-up arrangements and market standoff provisions described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue common shares from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of options and warrants, vesting of restricted share units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of common shares that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.
Rule 144
In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of our then outstanding shares, or approximately       shares immediately after this offering, or the average weekly trading volume of our shares on the Nasdaq Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.
Rule 701
In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchases our common shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such common shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. Substantially all such shares are subject to lock-up arrangements as described below and in “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those arrangements.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.
Lock-up Arrangements
For a description of the lock-up arrangements that we and our shareholders have entered into in connection with this offering, see “Underwriting.” In addition to the restrictions contained in the lock-up arrangements described above, we have entered into agreements with certain of our security holders, including our standard forms of option agreements under our equity incentive plans, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.
Registration Rights
Subject to the lock-up arrangements described above, upon the closing of this offering, TRGI, the holder of     common shares, or its transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Share Capital—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of lock-up arrangements applicable to such shares.
Form S-8 Registration Statements
Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the common shares subject to outstanding options and other awards issuable pursuant to the 2018 Restricted Share Plan and IBEX Limited 2020 LTIP. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up arrangements described above and Rule 144 limitations applicable to affiliates.

MATERIAL U.S. AND BERMUDA INCOME TAX CONSEQUENCES
The following discussion is a description of the material Bermuda and U.S. federal income tax consequences of an investment in our common shares. This discussion is not exhaustive of all possible tax considerations. In particular, this discussion does not address the tax consequences under state, local, and other national (e.g., non-Bermuda and non-U.S.) tax laws. Accordingly, we urge you to consult your own tax advisor regarding your particular tax circumstances and the tax consequences under state, local, and other national tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect and available as of the date hereof, all of which are subject to change, possibly with retroactive effect.
Bermuda Tax Consequences
The following is a discussion of the material Bermuda tax consequences of an investment in our common shares. The following discussion is not exhaustive of all possible tax considerations. We urge you to consult your own tax advisor regarding your particular tax circumstances.
Taxation of the Companies
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have received from the Minister of Finance of Bermuda under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.
Taxation of Holders
Currently, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our common shares. The issue, transfer, or redemption of our common shares is not currently subject to stamp duty.
U.S. Federal Income Tax Consequences
The following discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our common shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed U.S. Treasury Regulations, administrative rulings and judicial decisions, in each case in effect and available on the date of this prospectus. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
This section describes the material U.S. federal income tax consequences to U.S. holders, as defined below, of common shares. This discussion addresses only the U.S. federal income tax considerations for U.S. holders that acquire the common shares at their original issuance and hold the common shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of the common shares. This summary does not address tax considerations applicable to a holder of common shares that may be subject to special tax rules including, without limitation, the following:
•	certain financial institutions;
•	insurance companies;
•	dealers or traders in securities, currencies, or notional principal contracts;
•	tax-exempt entities;
•	regulated investment companies or real estate investment trusts;
•	persons that hold the common shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;
•	an entity classified as a partnership and persons that hold the common shares through partnerships or certain other pass-through entities;
•	certain holders (whether individuals, corporations or partnerships) that are treated as expatriates for some or all U.S. federal income tax purposes;
•	persons who acquired the common shares as compensation for the performance of services;
•	persons holding the common shares in connection with a trade or business conducted outside of the U.S.;
•
a U.S. holder who holds the common shares through a financial account at a foreign financial institution that does not meet the requirements for avoiding withholding with respect to certain payments under Sections 1471 through 1474 of the Code;

•	holders that own (or are deemed to own) 10% or more of our shares by vote or value; and
•	holders that have a “functional currency” other than the U.S. dollar.
Further, this discussion does not address alternative minimum, gift or estate tax consequences or the indirect effects on the holders of equity interests in entities that own our common shares. In addition, this discussion does not consider the U.S. tax consequences to holders of common shares that are not “U.S. holders” (as defined below).
For the purposes of this discussion, a “U.S. holder” is a beneficial owner of common shares that is (or is treated as), for U.S. federal income tax purposes:
•	an individual who is either a citizen or resident of the U.S.;
•
a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state of the U.S. or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person within the meaning of the Code.

If a partnership holds common shares, the tax treatment of a partner and such partnership will generally depend upon the status of the partner and upon the activities of the partnership.

We will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our common shares, and we cannot assure you that that the IRS will agree with the conclusions set forth below.
Distributions
Subject to the discussion under “Passive foreign investment company considerations” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to common shares will be taxable to the U.S. holder as a dividend to the extent of such U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of such pro rata share of our earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the common shares. Distributions in excess of the sum of such pro rata share of our earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. A corporate U.S. holder will not be eligible for any dividends-received deduction in respect of a dividend received with respect to our common shares.
While we do not currently plan to pay any dividends, the currency of any dividends that we may pay is subject to future determination. If we pay any such dividends in a currency other than U.S. dollars (a “foreign currency”), the amount of a distribution paid to a U.S. holder in a foreign currency will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder actually or constructively receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are actually or constructively received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.
Under the Code and subject to the discussion below regarding the “Medicare Tax,” qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) are currently subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days without protection from the risk of loss during the 121-day period beginning 60 days before the ex-dividend date). A non-U.S. corporation (other than a corporation that is classified as a passive foreign investment company, or PFIC, for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of the Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information provision or (b) with respect to any dividend it pays on shares of stock which are readily tradable on an established securities market in the U.S. Our common shares will be listed on the Nasdaq Global Market, which has been determined to be an established securities market in the U.S. Based on the foregoing, we expect to be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, dividends paid by us will not qualify for the 20% maximum U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a PFIC for U.S. federal income tax purposes, as discussed below.
Dividends received by a U.S. holder with respect to common shares generally will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. For this purpose, dividends distributed by us generally will constitute “passive category income”(but, in the case of some U.S. holders, may constitute “general category income”).

Sale or Other Disposition of Common Shares
A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those common shares. Subject to the discussion under “Passive foreign investment company considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the U.S. Such capital gain or loss will be treated as long-term capital gain or loss if the U.S. holder has held the common shares for more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate holders may be eligible for a preferential tax rate; the deductibility of capital losses is subject to limitations.
Medicare Tax
An additional 3.8% tax, or Medicare Tax, is imposed on all or a portion of the “net investment income”(which includes taxable dividends and net capital gains, adjusted for deductions properly allocable to such dividends or net capital gains) received by (i) U.S. holders that are individuals with modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers, $125,000 in the case of married individuals filing separately) and (ii) certain trusts or estates.
Passive Foreign Investment Company Considerations
A corporation organized outside the U.S. generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for any previous taxable year. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year and do not expect to become one in any taxable year in the foreseeable future. However, our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our common shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were a PFIC for any taxable year during which a U.S. holder held common shares, under the “default PFIC regime” (i.e., in the absence of one of the elections described below), gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the common shares would be allocated ratably over the U.S. holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of common shares exceeds 125% of the average of the annual distributions on common shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter.
In the event we were treated as a PFIC, the tax consequences under the default PFIC regime described above could be avoided by either a “mark-to-market” or “qualified electing fund,” or QEF, election. A U.S. holder making a mark-to-market election (if the eligibility requirements for such an election were satisfied) generally would not be subject to the PFIC rules discussed above, except with respect to any portion of the holder’s holding period that preceded the effective date of the election. Instead, the electing holder would include in ordinary income, for each taxable year in which we were a PFIC, an amount equal to any excess of (a) the fair market value of the common shares as of the close of such taxable year over (b) the electing holder’s adjusted tax basis in such common shares. In addition, an electing holder would be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) the electing holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of the election for prior taxable years over (ii) the amount allowed as a deduction because of the election for prior taxable years. The election would cause adjustments in the electing holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of the election. In addition, upon a sale or other taxable disposition of common shares, an electing holder would recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of the election for prior taxable years over (b) the amount allowed as a deduction because of the election for prior taxable years).
Alternatively, a U.S. holder making a valid and timely QEF election generally would not be subject to the default PFIC regime discussed above. Instead, for each PFIC year to which such an election applied, the electing holder would be subject to U.S. federal income tax on the electing holder’s pro rata share of our net capital gain and ordinary earnings for that year, regardless of whether such amounts were actually distributed to the electing holder. Although we currently intend to make available the information necessary to permit a U.S. holder to make a valid QEF election for any taxable year that we determine we are treated as a PFIC, there can be no assurance that we will continue to do so in future years.
If we are considered a PFIC for the current taxable year or any future taxable year, a U.S. holder may be required to file annual information returns for such year, whether or not the U.S. holder disposed of any common shares or received any distributions in respect of common shares during such year.
Backup Withholding and Information Reporting
U.S. holders generally will be subject to information reporting requirements with respect to dividends on common shares and on the proceeds from the sale, exchange or disposition of common shares that are paid within the U.S. or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding (currently at a 24% rate) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act, or FATCA, and Related Provisions
Under certain circumstances, the company or its paying agent may be required, pursuant to the FATCA provisions of the Code (or analogous provisions of non-U.S. law) and regulations or pronouncements thereunder, any “intergovernmental agreement” entered into pursuant to those provisions or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance, notes or practices adopted pursuant to any such agreement, to withhold U.S. tax at a rate of 30% on all or a portion of payments of dividends or other corporate distributions which are treated as “foreign passthru payments” made on or after the date that is two years after the date of publication in the Federal Register of final regulations defining the term “foreign passthru payment”, if such payments are not exempt from such withholding. The company believes, and this discussion assumes, that the company is not a “foreign financial institution” for purposes of FATCA. The rules regarding FATCA and “foreign passthru payments,” including the treatment of proceeds from the disposition of common shares, are not completely clear, and further guidance may be issued by the IRS that would clarify how FATCA might apply to dividends or other amounts paid on or with respect to common shares.

Specified Foreign Financial Assets
Certain individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the tax year or more than US$75,000 at any time during the tax year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common shares, including the application of the rules to their particular circumstances.

ENFORCEMENT OF CIVIL LIABILITIES
We are an exempted company incorporated under the laws of Bermuda. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. Bermuda has a less developed body of securities laws as compared to the U.S. and provides protections for investors to a lesser extent.
Most of our directors and officers and those of our subsidiaries are residents of countries other than the U.S. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the U.S. upon us, our directors or officers or our subsidiaries or to realize against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the U.S. or any state in the U.S.
ASW Law Limited, our counsel as to Bermuda law, has advised us that there is uncertainty as to whether the courts of Bermuda would (1) recognize or enforce against us or our directors or officers judgments of courts of the U.S. based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in Bermuda, based on these laws. Our registered address in Bermuda is Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda.

UNDERWRITING
Citigroup Global Markets Inc. and RBC Capital Markets, LLC are serving as joint book-running managers of this offering and as representatives of the underwriters. We, the selling shareholder and the underwriters have entered into an underwriting agreement with respect to the common shares being offered hereby. Subject to certain conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares set forth in the following table.
Underwriters	Number of shares
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated
SunTrust Robinson Humphrey, Inc.
Piper Sandler & Co.
Total
The underwriters are committed to take and pay for all of the shares offered by us and the selling shareholder other than the shares covered by the option described below. The obligations of the underwriters under the underwriting agreement may be terminated upon the occurrence of certain stated events, including that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.
The selling shareholder has granted the underwriters an option to buy up to an additional    common shares to cover sales by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $  per share. The underwriting fee is equal to the public offering price per common share, less the amount paid by the underwriters to us and the selling shareholder per common share. The underwriting fee is $   per share. The following tables set forth the per share and total underwriting discounts and commissions to be paid to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
Paid By Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Shareholder	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing, listing and printing fees, legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $    million, which will be paid by us. We have agreed to reimburse the underwriters for certain expenses in connection with the qualification of the offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) up to $   . Such reimbursement is deemed to be underwriting compensation by FINRA.

We, our executive officers, directors and holders of substantially all of our common shares on the date of this prospectus, including the selling shareholder, have agreed with the underwriters, subject to certain limited exceptions, not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus without first obtaining the written consent of Citigroup Global Markets Inc. and RBC Capital Markets, LLC. Specifically, we and such other persons have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common shares, or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive common shares, owned directly by us or such other persons (including holding as a custodian) or with respect to which we or such other persons have beneficial ownership within the rules and regulations of the Securities and Exchange Commission. We and such other persons have agreed that these restrictions expressly preclude us and such other persons from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of our or such other persons’ common shares if such common shares would be disposed of by someone other than us or such other persons. Prohibited hedging or other transactions includes any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of our or such other persons’ common shares or with respect to any security that includes, relates to or derives any significant part of its value from such common shares.
The foregoing restrictions do not apply to:
•	the sale of shares pursuant to the underwriting agreement hereunder;
•	common shares issued upon the exercise of options granted under existing equity compensation or management incentive plans described in the prospectus;
•
other customary exceptions, including transfers of common shares or any securities convertible into, exchangeable for, exercisable for, or repayable with common shares (i) by will or intestacy, provided such transferee agrees to the applicable lock-up restrictions, (ii) as a bona fide gift or gifts, provided such transferee agrees to the applicable lock-up restrictions, (iii) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of a security holder or the immediate family of such security holder, provided such transferee agrees to the applicable lock-up restrictions or (iv) pursuant to an order of a court or regulatory agency.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.
Prior to this offering, there has been no public market for the shares. The initial public offering price has been determined by negotiations among us, the selling shareholder and the representatives of the underwriters. In determining the initial public offering price, we, the selling shareholder and the representatives of the underwriters have considered a number of factors, including:
•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	prevailing market conditions;
•	our historical performance;
•	estimates of our business potential and prospects for future earnings;
•	consideration of the above factors in relation to market valuation and stages of developments of other companies comparable to ours; and
•	other factors deemed relevant by the representatives of the underwriters, us and the selling shareholder.

Neither we, the selling shareholder nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
We have applied to list our common shares listed on the Nasdaq Global Market under the symbol “IBEX.”
We and the selling shareholder have agreed to indemnify the several underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.
Stabilization, Short Positions and Penalty Bids
In connection with this offering, the underwriters may effect certain transactions in common shares in the open market in order to prevent or retard a decline in the market price of our common shares while this offering is in progress. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. “Covered” shorts are short positions in an amount not greater than the underwriters’ option described herein, and “naked” shorts are short positions in excess of that amount. In determining the source of shares to close out a “covered” short, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option. A “covered” short may be covered by either exercising the underwriters’ option or purchasing shares in the open market. A “naked” short is more likely to be created if underwriters are concerned that there may be downward pressure on the price of our common shares in the open market prior to the completion of the offering, and may only be closed out by purchasing shares in the open market. Stabilizing transactions consist of various bids for or purchases of our common shares made by the underwriters in the open market prior to the completion of the offering.
In addition, the underwriters may, pursuant to Regulation M of the Securities Act, also impose a penalty bid, which is when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or slowing a decline in the market price of our common shares, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. If these activities are commenced by the underwriters, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.
Electronic Distribution
In connection with this offering, certain of the underwriters may distribute prospectuses by electronic means, such as email. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers, and allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on the website maintained by one or more of the book runners of this offering and may be made available on websites maintained by the other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not a part of the prospectus or the registration statement, of which this prospectus forms a part.

Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, investment research, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may provide from time to time in the future, various financial advisory and investment banking services for us, for which they have received or will receive customary fees and expenses. Our subsidiary, Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc., entered into a supplier agreement with Citibank, N.A., an affiliate of one of the underwriters, which relationship is described in more detail under the heading “Receivables Financing Agreement with Citibank, N.A.” above.
In addition, in the ordinary course of their various business activities, certain of the underwriters and their respective affiliates may from time to time effect transactions for their own account or the account of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities (including related derivative securities) and financial instruments (including bank loans), and may continue to do so in the future. The underwriters and their respective affiliates may also make investment recommendations and / or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and / or short positions in such securities and instruments.

EXPENSES RELATED TO THE OFFERING
We estimate that expenses of the offering, excluding underwriting discounts and commissions, incurred by us will be as follows:
(in 000’s)
SEC registration fee	$*
FINRA filing fee	*
Exchange listing fee	*
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous expenses	*
Total expenses	$ *
*	To be filed by amendment.
All amounts in the table are estimated except for the SEC registration fee and the FINRA filing fee.

LEGAL MATTERS
Certain legal matters with respect to U.S. law in connection with this offering will be passed upon for us by DLA Piper LLP (US). The validity of the common shares being offered by this prospectus and certain other legal matters with respect to Bermuda law in connection with this offering will be passed upon for us by ASW Law Limited. Certain legal matters with respect to U.S. law in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP.
EXPERTS
The consolidated financial statements as of June 30, 2019 and 2018 and for each of the two years in the period ended June 30, 2019 included in this Prospectus and in the Registration Statement have been so included in reliance on the reports of BDO LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.
BDO LLP, London, United Kingdom, is a member of the Institute of Chartered Accountants in England and Wales.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms.
After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.
You may read reports and other information we file with the SEC, including the registration statement of which this prospectus forms a part and the exhibits thereto, at the SEC’s website at www.sec.gov
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We also maintain an Internet website at www.ibex.co. Information contained in or connected to our website is not a part of this prospectus.

IBEX Limited
Index to the financial statements
Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2020 and the nine month periods ended March 31, 2020 and 2019
Consolidated Financial Statements as of and for the two years ended June 30, 2019

IBEX Limited
Unaudited Condensed Consolidated Interim Statements of Financial Position
	Notes	As of March 31, 2020	As of June 30, 2019
		(US$’000)
Assets
Non-current assets
Goodwill		11,832	11,832
Other intangible assets	4	3,328	2,928
Property and equipment	5	91,067	82,309
Investment in joint venture		332	227
Deferred tax asset		2,055	2,517
Warrant asset	20	3,042	3,316
Other assets	6	4,244	3,398
Total non-current assets		115,900	106,527

Current assets
Trade and other receivables	7	62,832	71,134
Due from related parties	12	1,984	1,768
Cash and cash equivalents	8	15,471	8,873
Total current assets		80,287	81,775
Total assets		196,187	188,302

Equity and liabilities
Equity attributable to owners of the parent
Share capital		12	12
Additional paid-in capital		96,207	96,207
Other reserves		29,627	29,585
Accumulated deficit		(105,722)	(117,176)
Total equity		20,124	8,628

Non-current liabilities
Deferred revenue	15.3	444	753
Lease liabilities	5.2	66,851	58,602
Borrowings	9	4,865	7,184
Deferred tax liability		128	147
Other non-current liabilities	10	2,461	1,607
Total non-current liabilities		74,749	68,293

Current liabilities
Trade and other payables	11	45,333	48,357
Lease liabilities	5.2	12,689	10,632
Borrowings	9	32,457	41,835
Deferred revenue	15.3	4,729	4,388
Due to related parties	12	6,106	6,169
Total current liabilities		101,314	111,381
Total liabilities		176,063	179,674
Total equity and liabilities		196,187	188,302
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IBEX Limited
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income
For the nine month periods ended
	Notes	March 31, 2020	March 31, 2019
		(US$’000)
Revenue	15.1	304,255	280,465

Payroll and related costs		207,246	191,494
Share-based payments	19	(119)	4,039
Reseller commission and lead expenses		13,604	23,038
Depreciation and amortization		18,460	15,692
Other operating costs	16	44,817	37,120
		284,008	271,383
Income from operations		20,247	9,082

Finance expenses		(7,190)	(5,458)
Income before taxation		13,057	3,624

Income tax expense	17	(1,482)	(3,496)
Net income for the period, continuing operation		11,575	128
Net income for the period, discontinued operations, net of tax	22	—	11,085
Net income for the period		11,575	11,213

Other comprehensive income

Item that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment		(37)	(252)
		(37)	(252)
Total comprehensive income for the period		11,538	10,961

		(US$)
Earnings per share from continuing operations attributable to the ordinary equity holders of the parent
Basic earnings per share	14	—	—

Diluted earnings per share	14	—	—

Earnings per share attributable to the ordinary equity holders of the parent

Basic earnings per share	14	—	—

Diluted earnings per share	14	—	—
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IBEX Limited
Unaudited Condensed Consolidated Interim Statements of Changes in Equity
For the nine month periods ended
	Attributable to shareholders of the Holding Company
	Issued, Subscribed and Paid in Capital			Other Reserves
	Share Capital	Senior Preferred Shares	Additional Paid in Capital	Re- organization Reserve	Share Option Plans	Foreign Currency Translation Reserve	Actuarial gain on defined benefit plan	Accumulated Deficit	Total Equity Attributable to the Holding Company
	(US$’000)
Balance, June 30, 2018 (as previously stated)	12	20,000	96,207	21,280	16,068	(528)	975	(126,061)	27,953
Adjustment on initial adoption of IFRS 15- Revenue from Contracts with Customers	—	—	—	—	—	—	—	(2,080)	(2,080)

Balance, July 1, 2018 (as restated)	12	20,000	96,207	21,280	16,068	(528)	975	(128,141)	25,873

Comprehensive income for the period
Net income for the nine months ended March 31, 2019	—	—	—	—	—	—	—	11,213	11,213
Other Comprehensive Income	—	—	—	—	—	(252)	—	—	(252)
Total Comprehensive income / (loss) for the period	—	—	—	—	—	(252)	—	11,213	10,961

Transactions with Owners
Share-based transactions (Note 19)	—	—	—	—	5,518	—	—	—	5,518
Redemption of senior preferred shares	—	(5,971)	—	—	—	—	—	—	(5,971)
	—	(5,971)	—	—	5,518	—	—	—	(453)
Balance, March 31, 2019	12	14,029	96,207	21,280	21,586	(780)	975	(116,928)	36,381
Balance, July 1, 2019	12	—	96,207	9,744	19,601	(844)	1,084	(117,176)	8,628
Comprehensive income for the period
Net income for the nine months ended March 31, 2020	—	—	—	—	—	—	—	11,575	11,575
Other Comprehensive Income	—	—	—	—	—	(37)	—	—	(37)
Total Comprehensive income / (loss) for the period	—	—	—	—	—	(37)	—	11,575	11,538

Transactions with Owners
Share-based transactions (Note 19)	—	—	—	—	92	—	—	—	92
Repurchase of Share-based transaction (Note 22)			—	83	(96)				(13)
Dividend distribution (Note 18)	—	—	—	—	—	—	—	(121)	(121)
	—	—	—	83	(4)	—	—	(121)	(42)
Balance, March 31, 2020	12	—	96,207	9,827	19,597	(881)	1,084	(105,722)	20,124
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IBEX Limited
Unaudited Condensed Consolidated Interim Statements of Cash Flows
For the nine month periods ended
	Notes	March 31, 2020	March 31, 2019
		(US$’000)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxation		13,057	19,514
Adjustments for:
Depreciation and amortization	4&5	18,460	16,307
Amortization of warrant asset	20	551	465
Foreign currency translation loss		249	680
Share warrants	20	632	(365)
Phantom expense	19	(196)	(333)
Share-based payments	19	77	5,232
Allowance of expected credit losses	7	101	159
Share of profit from investment in joint venture		(414)	(312)
Loss / (gain) on disposal of fixed assets		(73)	(41)
Provision for defined benefit scheme		134	—
Impairment of intangibles		—	163
Finance costs		7,190	9,636
Decrease / (increase) in trade and other receivables		8,154	(16,027)
Increase in renewal receivables		—	(25,582)
(Increase) / decrease in prepayments and other assets		(1,400)	(6)
Decrease in trade and other payables and other liabilities		(4,921)	(3,712)
Cash generated from / (used in) operations		41,601	5,778
Interest paid		(7,190)	(9,270)
Income taxes paid		(758)	(328)
Net cash inflow / (outflow) from operating activities		33,653	(3,820)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(4,019)	(2,702)
Purchase of other intangible assets		(485)	(544)
Return on investment from joint venture		309	96
Proceed from sale of assets		—	79
Capital repayment from joint venture		—	276
Net cash used in investing activities		(4,195)	(2,795)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit		107,525	132,159
Repayments of line of credit		(117,485)	(126,502)
Proceeds from borrowings		1,000	34,333
Repayment of borrowings		(4,806)	(3,889)
Repayment of related party loans		—	(1,200)
Principal payments on lease obligations		(8,935)	(7,640)
Repayment of private placement notes		—	(14,500)
Dividend distribution	18	(121)	—
Payment of senior preferred shares		—	(5,972)
Net cash (outflow) / inflow from financing activities		(22,822)	6,789
Effects of exchange rate difference on cash and cash equivalents		(38)	(256)
Net increase / (decrease) in cash and cash equivalents		6,598	(82)
Cash and cash equivalents at beginning of the period		8,873	13,519
Cash and cash equivalents at end of the period		15,471	13,437
Non-cash items
New leases		24,552	66,620
Issuance of warrants		277	—
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
1.	THE GROUP AND ITS OPERATIONS
IBEX Holdings Limited was incorporated on February 28, 2017 and changed its name to IBEX Limited on September 11, 2019. IBEX Limited is hereinafter also referred to as “the Holding Company”. The registered office of the Holding Company is situated at Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda, which is also the principal place of business of the Holding Company. “The Group” or the “Company” refers to the Holding Company and its subsidiaries. The Holding Company is controlled by and majority owned by The Resource Group International Limited (“TRGI”) (the “Controlling Shareholder”), of which TRG Pakistan Limited holds a majority interest. These unaudited condensed consolidated interim financial statements of the Holding Company as of March 31, 2020 and for the nine-month periods ended March 31, 2020 and 2019 (hereafter the interim period) comprise the financial statements of IBEX Limited and its subsidiaries. These unaudited condensed consolidated interim financial statements were approved for issue on June 25, 2020.
2.	BASIS OF PREPARATION
2.1.	Statement of compliance
The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board. These unaudited condensed consolidated interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended June 30, 2019.
In the opinion of the Group´s management, the unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, necessary to present fairly the Group´s statement of financial position as of March 31, 2020 and its results of operations, its cash flows and changes in equity for the nine-month periods ended March 31, 2020 and 2019 respectively. The results for the nine-month period ended March 31, 2020 are not necessarily indicative of the results expected for the full year.
The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in Note 8 and 9 to the unaudited condensed consolidated interim financial statements. In the period ended March 31, 2020 the Group has generated a net income of $11.6 million and as of March 31, 2020, has an accumulated deficit of $105.7 million. Current liabilities exceed current assets by $21.0 million as of March 31, 2020. The Group has cash and cash equivalents of $15.5 million as of March 31, 2020.
The accompanying unaudited condensed consolidated interim financial statements have been prepared assuming that the Group will continue as a going concern for a period of twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements. This basis of accounting contemplates the recovery of the Group’s assets and the satisfaction of liabilities in the normal course of business.
The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current monetary facilities and plans. Management therefore has a reasonable expectation that the Group has adequate

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019 resources to continue its operational existence for a period of at least twelve months from the date of approval of the unaudited condensed consolidated interim financial statements. Thus, they continue to adopt the going concern basis of accounting in preparation of these unaudited condensed consolidated interim financial statements.
In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic (the “Pandemic”). The Pandemic has had a widespread and detrimental effect on the global economy and has adversely impacted the Company’s business and results of operations. The Company has experienced travel bans, states of emergency, quarantines, lockdowns, “shelter in place” orders, business restrictions and shutdowns in most countries where it operates. The Company’s containment measures have impacted its day-to-day operations and disrupted its business. Because the severity, magnitude and duration of the Pandemic and its economic consequences are highly uncertain, rapidly changing and difficult to predict, the ultimate impact of the Pandemic on the Company’s business, financial condition and results of operations is currently unknown. Refer to note 15.2 for the costs related to COVID-19 that were incurred by the Company during the three months ended March 31, 2020. The Company anticipates there may be additional costs relating to the Pandemic incurred in the upcoming months that will be attributable to fiscal year 2020 and thereafter. However, the Company believes that its liquidity and operating cash flow will be sufficient to absorb additional costs for a period of at least 12 months from date of approval of the unaudited interim condensed consolidated financial statements.
Management therefore have a reasonable expectation that the Group has adequate resources to continue its operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparation of these financial statements.
2.2.	Basis of measurement
The unaudited condensed consolidated interim financial statements have been prepared on the basis of historical cost convention, except as otherwise disclosed, and assuming that the Group will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
3.	ACCOUNTING POLICIES
The unaudited condensed consolidated interim financial statements have been prepared in accordance with the accounting policies applied in the Group’s annual consolidated financial statements as of and for the year ended June 30, 2019.
The Group financial statements for the year ended June 30, 2019 were prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).
The Group early adopted IFRS 16 – Leases on July 1, 2018 therefore comparative figures for the nine months ended March 31, 2019 reflect the adoption of IFRS 16.
The Group has adopted IFRIC 23 effective from July 1, 2019 and reassessed its judgements and estimates related to income tax treatments in various jurisdictions. There are no material uncertain tax treatments that would require adjustment to the income tax expense.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
Critical accounting estimates and judgements
The preparation of unaudited condensed consolidated interim financial statements in compliance with IAS 34 requires the use of certain critical accounting estimates and judgements. There have been no material revisions to the basis of estimation of amounts reported in the annual financial statements for the year ended June 30, 2019 other than those mentioned below.
•	Market value of common shares / fair market value of warrants
The MAM method included transactions involving similar companies over the last five years. However, as a result of the COVID-19 pandemic, the economic landscape and outlook were significantly different as of the valuation date compared to the effective dates for the transactions involving comparable companies. Therefore, the Company did not utilize the MAM method in the March 31, 2020 valuation.
Impact of accounting standards to be applied in future periods
The following standards, amendments and interpretations of approved accounting standards will be effective for accounting periods beginning on or after April 1, 2020 that the Company has decided not to adopt early:
•
On January 23, 2020, the International Accounting Standards Board (IASB or the Board) issued amendments to IAS 1 Presentation of Financial Statements (the amendments) to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. These amendments should be applied for annual periods beginning on or after January 1, 2022, retrospectively in accordance to IAS 8. The Company is assessing the impact of the amendment and expects that the impact would not have a material impact on the financial statements

•	On May 28, 2020, the IASB published 'Covid-19-Related Rent Concessions (Amendment to IFRS 16)' amending IFRS 16 to:
-	provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification;
-	require lessees that apply the exemption to account for COVID-19-related rent concessions as if they were not lease modifications;
-	require lessees that apply the exemption to disclose that fact; and
-	Require lessees to apply the exemption retrospectively in accordance with IAS 8, but not require them to restate prior period figures.
The amendment is effective for annual reporting periods beginning on or after June 1, 2020. However, the Company is not considering to avail these concessions.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
4.	OTHER INTANGIBLE ASSETS
	March 31, 2020	June 30, 2019
	(US$’000)
Balance at beginning of period	2,928	4,181
Additions	1,524	622
Disposal	(10)	(13)
Impairment charge for the period	—	(163)
Amortization	(1,104)	(1,727)
Foreign exchange movements	(10)	28
Balance at end of period	3,328	2,928
The additions of $1.5 million and $0.6 million for the nine months ended March 31, 2020 and year ended June 30, 2019 respectively represent the acquisition of software.
5.	PROPERTY AND EQUIPMENT
	March 31, 2020	June 30, 2019
	(US$’000)
Balance at beginning of period	82,309	18,899
Adoption of IFRS 16	—	53,733
Additions	29,432	41,650
Disposals	(3,244)	(72)
Disposal of subsidiary	—	(9,450)
Depreciation	(17,356)	(20,078)
Foreign exchange movements	(74)	(2,373)
Balance at end of period	91,067	82,309
The additions for the nine months ended March 31, 2020 and year ended June 30, 2019, respectively relate to buildings of $15.4 million and $30.9 million, for computer equipment of $6.6 million and $4.1 million, for furniture, fixture and equipment of $5.7m and $2.5m, for assets under construction $1m and $2.7m, for leasehold improvements of $0.7m and $1.1m and for vehicles of $0 million and $0.4 million.
The additions include the discontinued operations as of June 30, 2019, for furniture, fixture and equipment of $0.6 million and for computer equipment of $0.4 million, respectively.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
5.1.	Right of use assets
Right of use assets comprise of:
	March 31, 2020	June 30, 2019
	(US$’000)
Balance at beginning of period	67,681	57,280
Additions	24,552	33,348
Disposal - net of depreciation	(3,235)	(8,481)
Foreign exchange movements	(170)	(1,648)
Depreciation charge for the period	(12,016)	(12,818)
Balance at end of period	76,812	67,681
The additions in the right of use assets for the nine months ended March 31, 2020 and year ended June 30, 2019, relate to buildings of $15.4 million and $30.9 million, leasehold improvements of nil and $0.1 million, furniture, fixture and equipment of $4.7 million and $0.1 million, computer equipment of $4.5 million and $0.5 million, vehicles of nil and $0.2 million and assets under construction of nil and $1.5 million, respectively.
5.2.	Lease liabilities
	March 31, 2020	June 30, 2019
	(US$’000)
Lease liabilities included in statement of financial position	79,540	69,234
Current	12,689	10,632
Non Current	66,851	58,602
The total lease payments for nine months ended March 31, 2020 and year ended June 30, 2019 were $8.9 million and $10.5 million respectively. The lease payments include the impact of IFRS 16 of $6.6 million and $8.4 million in nine months ended March 31, 2020 and year ended June 30, 2019 respectively.
6.	OTHER NON-CURRENT ASSETS
	Note	March 31, 2020	June 30, 2019
		(US$’000)
Deposits		2,847	1,930
Prepayments	6.1	930	909
Other		467	559
		4,244	3,398
6.1.	These include prepayments for call centre optimization services which are amortized over 120 months.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
7.	TRADE AND OTHER RECEIVABLES
	Note	March 31, 2020	June 30, 2019
		(US$’000)
Trade receivables
Trade receivables - gross		56,561	65,886
Less: allowance for credit losses	7.1	(2,073)	(2,209)
Trade receivables - net		54,488	63,677
Less: receivables attributable to related parties, net		(680)	(652)
Trade receivables - net closing balance		53,808	63,025

Other receivables
Prepayments		3,003	3,149
Advance Tax		1,821	1,457
VAT/Sales Tax receivables		1,614	1,039
Other receivables		2,030	1,091
Deposits		556	1,373
		9,024	8,109
		62,832	71,134
7.1.	Allowance for credit losses
	Note	March 31, 2020	June 30, 2019
		(US$’000)
Opening balance		2,209	2,244
Foreign exchange movements		(237)	(273)
Loss allowance recognised during the year		101	343
Trade receivables written off against allowance		—	(105)
Closing balance	7.2	2,073	2,209
7.2.	Expected credit loss:
The Group continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporate this information into its credit risk controls.
The consolidated entities recognize a loss allowance for expected credit losses on financial assets which are measured at amortized cost. The measurement of the loss allowance depends upon the assessment at the end of each reporting period as to whether the financial instrument's credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Based on the historic trend and expected performance of the customers, the Group believes that the below expected credit loss allowance sufficiently covers the risk of default.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
On the above basis the expected credit loss for trade receivables as at March 31, 2020 and June 30, 2019 was determined as follows:
	March 31, 2020
	(US$’000)
	Not overdue	Due: 0 to 30 days	Due: 31 - 60 days	Due: 61 to 90 days	Due: 91 - 180 days	Due: over 180 days	Total
Expected credit loss rate	—	1%	27%	2%	45%	99%	—
Gross carrying amount	51,650	2,482	256	49	243	1,881	56,561
Lifetime expected credit loss	—	31	69	1	109	1,863	2,073
	June 30, 2019
	(US$’000)
	Not overdue	Due: 0 to 30 days	Due: 31 - 60 days	Due: 61 to 90 days	Due: 91 - 180 days	Due: over 180 days	Total
Expected credit loss rate	—	4%	3%	22%	51%	98%	—
Gross carrying amount	59,994	2,316	1,187	110	387	1,892	65,886
Lifetime expected credit loss	—	96	39	24	196	1,854	2,209
8.	CASH AND CASH EQUIVALENTS
	March 31, 2020	June 30, 2019
	(US$’000)
Balances with banks in:
− current accounts	14,169	7,079
− deposit accounts (with a maturity of 3 months or less at inception)	1,288	1,783
	15,457	8,862
Cash in hand	14	11
	15,471	8,873
9.	BORROWINGS
	Note	March 31, 2020	June 30, 2019
		(US$’000)
Long-term other borrowings	9.1	11,256	12,993
Line of credit	9.2	26,066	36,026
		37,322	49,019
Less: Current portion of;
− long-term other borrowings	9.1	(6,391)	(5,809)
− line of credit	9.2	(26,066)	(36,026)
Less: Current portion of borrowings		(32,457)	(41,835)
Non-current portion of borrowings		4,865	7,184

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
Details about the Group borrowings are set out in Note 13 of the Consolidated financial statements for June 30, 2019, changes within the interim period are as follows;
9.1.	Long-term other borrowings
	Note	March 31, 2020	June 30, 2019
		(US$’000)
Financial Institutions
IBM Credit LLC	9.1.1	1,220	1,924
Hewlett-Packard Financial Services Co.	9.1.1	1,046	—
PNC Bank, N.A.	9.1.1	—	188
IPFS Corporation	9.1.2	—	614
Heritage Bank of Commerce	9.1.3	2,000	1,000
PNC Term loan	9.1.4	4,445	7,111
First Global Bank Limited Demand Loan	9.1.5	2,545	2,156
		11,256	12,993
Less: Current portion of long-term other borrowings		(6,391)	(5,809)
Non-current portion of long term other borrowings		4,865	7,184
9.1.1.
The Group has financed the purchase of various property and equipment and software during the period March 31, 2020 and the fiscal year ended June 30, 2019 with IBM, PNC, and HPFS. As of March 31, 2020 and June 30, 2019, the Group has financed $5.7 million and $3.6 million, respectively, of assets at interest rates ranging from 6% to 9% per annum. The Company made the total payments of $1.1 million and $1.6 million for the nine months ended March 31, 2020 and for the year ended June 30, 2019.

9.1.2.
The Group has financed the insurance policies related to property and worker compensation with the IPFS Corporation with an interest rate of 5.7%. The Company made the total payments of $0.6 million and $0.5 million for the nine months ended March 31, 2020 and for the year ended June 30, 2019.

9.1.3
In March 2019, HBC Loan Agreement was amended to add a term loan of up to $2.0 million that bears interest at the Prime Rate plus a margin of 2.5%. The term loan is required to be repaid in 36 equal monthly installments (commencing April 2020) and will mature on March 1, 2023. On the term loan maturity date, all amounts owing shall be immediately due and payable. The term loan balance as of March 31, 2020 is $2.0 million (June 30, 2019: $1.0 million).

9.1.4	The Company made the total payments of $2.7 million and $3.6 million for the nine months ended March 31, 2020 and for the year ended June 30, 2019.
9.1.5.
In October 2019, IBEX Jamaica entered into a $0.8 million non- revolving demand loan with First Global Bank Limited. The loan bears a fixed interest rate of 7%. The loan is to be paid in 36 equal monthly instalments. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Jamaica. The debenture under which IBEX Jamaica granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets plus the assignment of peril insurance for the replacement value over the charged assets.

In March 2020, our subsidiary, IBEX Global Jamaica Limited, entered into a $0.6 million non-revolving demand loan and a $2 million non-revolving demand loan with First Global Bank Limited. Each loan bears interest at a fixed rate of 7.0% per annum for the term of the loan. Each loan is to be paid in 36 equal monthly instalments, commencing 30 days after the first disbursement of loan funds. The loan is

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019 guaranteed by IBEX Global Limited and secured by substantially all of the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. The Company did not avail any loan against this facility as of March 31, 2020.
The Company made the total payments of $0.4 million and $0.5 million for the nine months ended March 31, 2020 and for the year ended June 30, 2019.
9.2.	Line of credit
	March 31, 2020	June 30, 2019
	(US$’000)
Financial Institutions
PNC Bank, N.A	24,317	33,521
Seacoast Business Funding	324	80
Heritage Bank of Commerce	1,425	2,425
	26,066	36,026
9.3.	Changes in liabilities arising from financing activities:
	March 31, 2020	March 31, 2019
	(US$’000)
Balance of debt, July 1,	118,253	62,958
Changes from operating cash flows	(1,807)	458
Changes from financing cash flows	(22,701)	12,761
New assets	23,219	66,620
Foreign exchange movement	(102)	(1,235)
Balance of debt, March 31,	116,862	141,562
10.	OTHER NON-CURRENT LIABILITIES
	Note	March 31, 2020	June 30, 2019
		(US$’000)
Defined benefit scheme		527	356
Warrant liability	20	1,660	751
Phantom stock plan		245	441
Other		29	59
		2,461	1,607
For the warrant liability and required revaluation please refer to Note 20.
11.	TRADE AND OTHER PAYABLES
	Note	March 31, 2020	June 30, 2019
		(US$’000)
Trade creditors		8,549	9,927

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
	Note	March 31, 2020	June 30, 2019
		(US$’000)
Income tax payables		2,056	1,467
Accrued expenses		9,959	8,105
Accrued compensation		23,960	24,061
Provision	11.1	—	4,426
Others		809	371
		45,333	48,357
11.1.	Represents the provision of legal costs associated with the cost of defense during the nine month periods and full year ended March 31, 2020 and June 30, 2019. Please refer to Note 13.1.1.
12.	RELATED PARTY TRANSACTIONS
During the period, ended March 31, 2020 and year ended June 30, 2019, the Group entered into various transactions with affiliated companies by virtue of common control and are as follows;
	March 31, 2020
	Relationship with related party	Service delivery revenue	Service delivery expense	Due from related parties	Due to related parties
	(US$’000)
BPO Solutions, Inc.	Related entity	—	—	—	3,608
Alert Communications, Inc.	Related entity	124	—	494	—
TRG Marketing Services, Inc.	Related entity	—	—	19	—
Afiniti International Holdings Limited	Related entity	40	39	—	315
TRG Holdings, LLC	Related entity	—	—	—	1,985
The Resource Group International Limited	Parent	—	—	163	—
Third Party Lessor	Related entity	251	401	140	7
3rd Party Client and Internet Services Provider	Related entity	539	53	541	153
IBEX Holdings Executive Leadership	Officers	—	—	307	—
TRG (Private) Limited	Related entity	—	—	—	38
Etelequote	Related entity	—	—	320	—
		954	493	1,984	6,106
	June 30, 2019
	Relationship with related party	Service delivery revenue	Service delivery expense	Due from related parties	Due to related parties
	(US$’000)
BPO Solutions, Inc.	Related entity	—	—	—	3,611
Alert Communications, Inc.	Related entity	150	—	370	—
TRG Marketing Services, Inc.	Related entity	—	—	19	—
Afiniti International Holdings Limited	Related entity	54	70	—	503
TRG Holdings, LLC	Related entity	—	—	—	1,913
The Resource Group International Limited	Parent	—	—	162	—

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
	June 30, 2019
	Relationship with related party	Service delivery revenue	Service delivery expense	Due from related parties	Due to related parties
	(US$’000)
Third Party Lessor	Related entity	342	77	201	—
3rd Party Client and Internet Services Provider	Related entity	883	73	451	93
IBEX Holdings Executive Leadership	Officers	—	—	307	—
TRG (Private) Limited	Related entity	—	—	—	49
Etelequote	Related entity	—	—	258	—
		1,429	220	1,768	6,169
	March 31, 2019
	Relationship with related party	Service delivery revenue	Service delivery expense
	(US$’000)
BPO Solutions, Inc.	Related entity	—	—
Alert Communications, Inc.	Related entity	113	—
TRG Marketing Services, Inc.	Related entity	—	—
Afiniti International Holdings Limited	Related entity	42	54
TRG Holdings, LLC	Related entity	—	—
The Resource Group International Limited	Parent	—	—
Third Party Lessor	Related entity	288	399
3rd Party Client and Internet Services Provider	Related entity	694	48
IBEX Holdings Executive Leadership	Officers	—	—
TRG (Private) Limited	Related entity	—	—
		1,137	501
12.1	Receivable from executive leadership represents the purchase of the shares through RSA (See Note 19.2).
12.2
The balance due to TRG Holdings, LLC includes loan principal and interest at March 31, 2020 is $1.5 million ($1.3 million at June 30, 2019) with an interest rate of 15% per annum and shall mature on August 7, 2020. The Loan shall be payable on demand upon the earlier of TRG Holdings, LLC’s demand or an initial public offering of the Company.

13.	CONTINGENCIES AND COMMITMENTS
13.1.	Contingencies
The Group is subject to claims and lawsuits filed in the ordinary course of business. Although management does not believe that any such proceedings other than those noted below will have material adverse effect going forward, no assurances to that effect can be given based on the uncertainty of litigation and demands of third parties. The Group only records a liability for pending litigation and claims where losses are both probable and can be reasonably estimated.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
13.1.1.	The significant claims or legal proceedings against subsidiaries of the Group are as follows:
•
A case was filed in November 2014 in the US District Court of Tennessee as a collective action under the US Fair Labor Standards Act (FLSA) and Tennessee law, alleging that plaintiffs were forced to work without being paid for the “off the clock” time. In December 2014, a similar FLSA collection action case was filed against IBEX Global Solutions in the US District Court for the District of Columbia. In February 2015, the two cases were consolidated in Tennessee (the “Consolidated Action”) and plaintiffs agreed to submit all claims to binding arbitration before the American Arbitration Association. Presently, there are approximately 3,500 individuals who have opted into the FLSA class action claims, and there are pending wage and hour class action claims under various state laws (“Rule 23 Claims”) involving approximately 21,000 potential class action claimants. In April 2019, the parties engaged in a Mediation. On June 14, 2019, the parties entered into a Settlement Agreement, which was approved by the arbitrator on June 19, 2019. Pursuant to the Settlement Agreement, all claimants under both the FLSA and the Rule 23 Claims were required to fill out and send a claim form to the Third-Party Administrator within the claim period ending on October 15, 2019 in order to receive funds under the settlement. Subsequent to June 30, 2019, Ibex funded $3.4 million toward the settlement fund provided under the Settlement Agreement. This amount covered 100% of the possible claims under the FLSA, as well as plaintiffs’ attorney fees, administration costs and service awards. These amounts exclude any amounts for the Rule 23 Claims. Any funds not claimed pursuant to the FLSA portion of the settlement will revert to Ibex. Pursuant to the Settlement Agreement, there is $2.2 million allocated to the settlement of claims for the Rule 23 class members. The exact amount of recovery with respect to the Rule 23 Claims depends upon the claim forms properly and timely returned to the Third-Party Administrator. The claim period closed on October 15, 2019 and as of that date, claim forms properly and timely returned for the Rule 23 Class Members accounted for $1.2 million of the $2.2 million allocated funds for the Rule 23 class. On November 7, 2019, the parties appeared before the Arbitrator and the Arbitrator approved the Final Order. On November 20, 2019, payment was made by the Company to the Qualified Settlement Fund in the amount of $1.2 million for payment in full of all Rule 23 Claims and any Company tax obligations for payments to such individuals, and the matter is effectively closed.

•
On July 26, 2018, Digital Globe Services, Inc. received an indemnification notice related to AllConnect, Inc. v. Kandela LLC Case No. 2:18-cv-05959SJO (SSx) pending in the U.S. District Court for the Central District of California, Wester Division, relating to patent infringement for certain call center search for services capabilities provided by Digital Globe Services, Inc. under the Dealer Network Agreement entered into in 2014 between Kandela LLC and Digital Globe Services, Inc. via its “BundleDealer.com” portal. On June 03, 2020, AllConnect, Inc. and Kandela LLC entered into a settlement agreement, and Digital Globe Services, Inc. agreed to pay $0.03 million of Kandela LLC’s legal fees and expenses incurred in connection with Kandela LLC’s defense of the matter.

In addition, the Company is subject to other routine legal proceedings, claims, and litigation in the ordinary course of its business. Defending lawsuits requires significant management attention and financial resources and the outcome of any litigation, including the matters described above, is inherently uncertain. The Company does not, however, currently expect that the costs to resolve these routine matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.
13.2.	Commitments
13.2.1.
IBEX Global Solutions Limited has an annual telecommunication service commitment with two of its carriers. The carrier agreement was signed in May 2017 for a three-year term with the minimum annual commitment for $0.6 million and it is expected to be renewed on July 1, 2020. The agreement has a

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019 provision for an early termination at its one-year anniversary with a sixty day written notice. A second carrier agreement was signed in August 2017 for a three-year term with minimum annual commitment for $1.1 million.
13.2.2.
IBEX Global Solutions Limited is also subject to early termination provisions in certain telecommunications contracts, which if enforced by the telecommunications providers, would subject IBEX Global Solutions to the obligation to pay early termination fees. To date, these early termination provisions have not been triggered by IBEX Global Solutions and in most cases would be equal to the unfulfilled terms of the contract.

13.2.3.
On November 27, 2017, PNC Bank, NA issued an irrevocable standby letter of credit for the amount of $0.4 million in favour of the Group’s subsidiary TRG Customer Solutions, Inc. to the benefit of Digicel (Jamaica) Limited to guarantee the payment of base rent for the property rented by the Group’s subsidiary IBEX Global Jamaica Limited. With effect from March 1, 2018, the amount of the irrevocable standby letter of credit was increased to $0.5 million. The letter of credit was renewed on December 13, 2019 for one year.

14.	EARNINGS / (LOSS) PER SHARE
Basic earnings / (loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Holding Company by the weighted average number of ordinary shares in issue during the period. Diluted profit/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Holding Company by the weighted average number of ordinary shares in issue and the potential ordinary shares.
At March 31, 2020 there were 1,137,768 vested out of the 1,851,740 awards that have been issued. Similarly, at March 31, 2020 there were 859,556 vested out of the 2,373,374 awards that have been issued. The unvested shares of 713,972 and 1,513,818 at March 31, 2020 and March 31, 2019 respectively have a small dilutive impact to the Earnings / (Loss) Per Share. Additionally, 144,374 warrant shares have vested and are a component of the basic per share calculation. The remaining unvested warrant shares have an anti – dilutive impact.
	March 31, 2020	March 31, 2019
	(US$’000)
Total - Income attributable to shareholders of the Holding Company	11,575	11,213
Continuing operations - Income attributable to shareholders of the Holding Company	11,575	128
Total – Income attributable to ordinary shareholders of the company	—	—
Continuing operations – Income attributable to ordinary shareholders of the company	—	—

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
	March 31, 2020	March 31, 2019
(US$’000)

(Shares)
Weighted average number of ordinary shares - basic	1,137,768	859,556

(US$)
Total - Basic earnings per share	—	—
Continuing operations - Basic earnings per share	—	—

(Shares)
Weighted average number of ordinary shares - diluted	12,678,194	12,338,691

(US$)
Total - Diluted earnings per share	—	—
Continuing operations - Diluted earnings per share	—	—
The Series A, B and C preferred convertible shares, do not meet the definition of ordinary shares under IAS 33 because of their preferred participation rights, under which Series B and C are entitled to receive total dividends of $139.7 million subsequent to Series A receiving the first $9.5 million in dividends before dividends may be paid on the Class A and B Common Shares. No dividends have been paid on these shares to date. Accordingly the company's Class A and Class B common shares are deemed to be the only ordinary shares for purposes of calculating earnings per share.
As the income for the nine months ended March 31, 2020 and March 31, 2019, did not exceed the value of the preferred participation rights attaching to the Series A, B and C preferred convertible shares, the income/loss attributable to the ordinary shareholders of the Company has been assessed as $0.
For the nine months ended March 31, 2020 and March 31, 2019, a voluntary conversion of the Series A, B and C preferred convertible shares would be antidilutive, because all shares of the Company would become ordinary shares and the income for the period would be attributable to all such shares.
15.	SEGMENT INFORMATION
The Group had been operating with two operating segments through financial year 2019, namely, customer management and customer acquisition.
As of the end of financial year 2019, the Group spun off our health insurance acquisition business, which was a significant portion of our customer acquisition reporting segment. In addition, the Group fully integrated the operations corresponding to our customer management reporting segment and the remaining operations within our customer acquisition reporting segment. As a result, from the beginning of fiscal year 2020, the Group will report our financial statements on a single segment basis as Business Process Outsource (BPO).

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
From July 2019, the Chief Executive Officer (CEO), also the Chief Operating Decision Maker, reviews and analyses monthly / quarterly Group as one operating segment ‘Business Process Outsource (BPO) because of both has similar nature of business and integration of business.
The Board of Directors (BOD) assesses the Group's internal performance on the following bases:
•	Revenue from external customers for operating segment; and
•	Adjusted EBITDA (from continuing operations)
Adjusted EBITDA is a non-GAAP financial measure that represents the Group's net profit/(loss) before finance cost, income tax expense, non-cash items of depreciation and amortization, and share-based payments. Adjustment is also made, if necessary, to eliminate the effect of non-recurring charges. Whereas EBITDA represents the Group's net profit/(loss) before finance cost, income tax expense and non-cash items of depreciation and amortization. The Group’s management believes that Adjusted EBITDA is a meaningful indicator of the health of the Group's business as it reflects the ability to generate cash that can be used to fund recurring capital expenditures as well as growth and it also disregards non-cash or non-recurring charges that management believes are not reflective of the Group's long- term performance.
The change in segment reporting has no impact on the net profit or loss of the Group.
15.1.	Information about segments
The segment information provided to the Chief Operating Decision Maker for the operating segments for the periods ended March 31, 2020 and 2019 are as follows:
	March 31, 2020	March 31, 2019
	Business Process Outsourcing
	(US$’000)
Segment revenue	312,371	284,867
Less: intra-group revenue	(8,116)	(4,402)
Revenue from external customers	304,255	280,465

Adjusted EBITDA from continuing operations	40,622	28,909
15.2.	Adjusted EBITDA for operating segments for the period
	March 31, 2020	March 31, 2019
	(US$’000)
Net income for the period - continuing operations	11,575	128
Finance expense	7,190	5,458
Income tax expense	1,482	3,496
Depreciation and amortization	18,460	15,692
EBITDA from continuing operations	38,707	24,774

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
	March 31, 2020	March 31, 2019
	(US$’000)
Non-recurring expenses(a)	1,397	—
Other income(b)	(518)	(464)
Fair value adjustment(c)	632	(365)
Share-based payments (d)	(119)	4,039
Foreign exchange losses	523	925
Adjusted EBITDA from continuing operations	40,622	28,909
(a)
For the nine months ended March 31, 2020, the Group incurred non-recurring expenses of $1.4 million related to COVID-19 net expenses (expenses net of customer reimbursements) of $0.7 million, legal settlement of $0.1 million and listing expenses of $0.6 million. COVID 19 expenses primary includes the additional hoteling and the transportation expenses incurred by the Group due to the Pandemic.

(b)
For the nine months ended March 31, 2020, other income represented deferred income of $0.5 million and for the nine months ended March 31, 2019, other income represented the proceeds from the sale of DGS EDU LLC of $0.2 million and deferred income of $0.3 million.

(c)	For the nine months ended March 31, 2020 and March 31, 2019, the Group recorded a revaluation associated with the Amazon warrants (see Note 20 for details).
(d)
For the nine months ended March 31, 2020, the amount represents the share-based payment expenses and for the nine months, ended March 31, 2019 the amount includes the cancellation of the 2017 IBEX Stock Plan and the Phantom stock plans ($3.3 million) partially offset by the elimination of the liability associated with the Phantom plans ($1.0 million).

15.3.	Revenue from contracts with customers
	March 31, 2020	March 31, 2019
	(US$’000)
Revenue from continuing operations
United States of America	298,201	274,780
Others	14,170	10,087
Total	312,371	284,867

Inter-segment revenue
United States of America	(3,533)	(2,396)
Others	(4,583)	(2,006)
Revenue from external customers	304,255	280,465

Revenue from discontinued operations:
United States of America	—	47,419

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
The Group's revenue disaggregated by pattern of revenue recognition is as follows:
	March 31, 2020	March 31, 2019
	(US$’000)
Pattern of Revenue recognition
− Services transferred at a point in time	35,974	41,195
− Services transferred over time	268,281	239,270
	304,255	280,465
The movement in the deferred revenue is as follows:
	March 31, 2020	June 30, 2020
	(US$’000)
Opening balance	5,141	6,365
Revenue recognized during the period	(5,090)	(3,763)
Revenue deferred during the period	5,122	2,539
Closing balance	5,173	5,141
Less: Current portion of deferred revenue	(4,729)	(4,388)
Non-current portion of deferred revenue	444	753
16.	OTHER OPERATING COSTS
	March 31, 2020	March 31, 2019
	(US$’000)
Rent and utilities	5,379	4,812
Communication	5,609	5,726
Maintenance, repairs and improvements	13,721	8,158
Traveling and entertainment	7,467	8,343
Insurance	1,045	1,370
Legal and professional expenses	4,827	3,871
Allowance for expected credit losses	101	159
Others	6,668	4,681
Other Operating Costs - from continued operations	44,817	37,120

Other Operating costs from discontinued operations	—	2,461

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
17.	TAX
The Group calculates the interim income tax expense using the tax rate that would be applicable to the expected annual earnings. The major components of income tax expense are:
	March 31, 2020	March 31, 2019
	(US$’000)
Current	1,056	1,139
Deferred	426	7,162
	1,482	8,301
Income tax expense is attributable to:
	March 31, 2020	March 31, 2019
	(US$’000)
Income tax expense / (benefit) from continued operations	1,482	3,496
Income tax expense / (benefit) from discontinued operations	—	4,805
	1,482	8,301
The Group’s U.S. tax provision includes the following U.S. entities: TRG Customer Solutions, Inc. (d/b/a IBEX Global Solutions), Digital Globe Services, Inc., iSky Inc. and e-Telequote Insurance, Inc. which file separate income tax returns in the US. Additionally, included in the group tax provision are various foreign subsidiaries in UK, EU, Canada, Jamaica, Nicaragua, Pakistan, Senegal, and Philippines. These entities file income tax returns in their respective jurisdictions. No income tax provision has been calculated for holding companies (the Holding Company, IBEX Global Limited, DGS Limited and Etelequote Limited), as they are Bermuda based and there is no corporate income tax in Bermuda.
Income tax, on a recurring basis, is charged at 16% for the nine months ended March 31, 2020 (March 31, 2019: 21%) representing the best estimate of the average effective tax rate expected to apply for the full year.
Deferred tax expense for the nine months ended March 31, 2020 includes a non-recurring benefit of $0.61 million related to change in revenue and related costs recognition under IFRS15 - Revenue from contracts with customers. Furthermore, deferred tax expense for the nine months ended March 31, 2019 includes a non-recurring expense of $2.93 million on cancellation of legacy ESOP plan.
During the year ended 30 June, 2019, the Group’s subsidiary in Luxembourg was challenged by the tax authorities on a certain tax exemption. Luxembourg tax authorities issued an assessment for tax year 2014, denying the exemption. The Group filed a petition to the relevant tax office to challenge this position.
In response to formal petition, the Group received a revised tax assessment from Luxembourg tax authorities on June 17, 2020. Luxembourg tax authorities have accepted the Group’s tax position and allowed the tax exemption. Hence, this tax dispute has been resolved.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
18.	DIVIDEND DISTRIBUTION
One of the subsidiaries of IBEX Limited has declared and paid $ 0.1 million during the nine month periods ended March 31, 2020. No dividends were declared or paid during the nine-month periods ended March 31, 2019.
19.	SHARE OPTION PLANS
The balances in the unaudited condensed consolidated interim statements of profit or loss and other comprehensive income consist of the following:
	Note	March 31, 2020	March 31, 2019
		(US$'000)	(US$'000)
2017 Stock Plan		—	4,288
2017 Phantom Plans	19.1	(196)	(525)
2018 Restricted Stock Awards (RSA)	19.2	77	276
		(119)	4,039
19.1.
As of March 31, 2020, the unrecognized compensation expense associated with the phantom stock plan was $0.0 million and it will be recognized over the period of 22 months from the end of March 31, 2020.

19.2.	2018 Restricted Share Award Program
On December 21, 2018, our board of directors and shareholders approved and adopted the Holding Company’s 2018 Restricted Share Plan (the “2018 RSA Plan”). The following description of the 2018 RSA Plan is as follows.
Purpose
We believe that the 2018 RSA Plan will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.
Types of Awards
The 2018 RSA Plan provides for grants of Restricted Share awards entitling recipients to acquire Class B Common Shares (“Restricted Shares”), subject to the right of the Holding Company to repurchase all or part of such Restricted Shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by our board of directors in the applicable Restricted Share award are not satisfied prior to the end of the applicable restriction period or periods established by our board of directors for such Restricted Share award..
Eligibility
Selected employees, consultants or directors of our company or our affiliates will be eligible to receive non-statutory Restricted Share awards under the 2018 RSA Plan, but only employees of our company will be eligible to receive incentive stock awards.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
Administration
The 2018 RSA Plan is administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2018 RSA Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator has the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2018 RSA Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2018 RSA Plan and any agreements related to awards granted under the 2018 RSA Plan. Our board of directors may also delegate authority to one of more of our officers to make awards under the 2018 RSA Plan.
Available Shares
Subject to adjustment, Restricted Share awards may be granted under the Plan for up to 2,559,323.13 Class B common shares, $0.000111650536 par value per Class B common share, of the Group (the “Class B Common Shares”). Restricted Shares issued under the 2018 RSA Plan may consist in whole or in part of authorized but unissued shares or treasury shares.
This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions.
If any Restricted Share award expires or is forfeited in whole or in part (including as the result of Class B Common Shares subject to such Restricted Share award being repurchased by the Company pursuant to a contractual repurchase right or being forfeited back to the Company), the unused Class B Common Shares covered by such Restricted Share award shall again be available for the grant of Restricted Shares. Additionally, any Class B Common Shares delivered to the Company by a participant to either used to purchase additional Restricted Shares or to satisfy the applicable tax withholding obligations with respect to Restricted Shares (including shares retained from the Restricted Share award creating the tax obligation) shall be added back to the number of shares available for the future grant of Restricted Shares.
Restricted Share Awards
The board of directors may grant Restricted Share awards entitling recipients to acquire Class B Common Shares (“Restricted Shares”), subject to the right of the Company to repurchase all or part of such Restricted Shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the board of directors in the applicable Restricted Share award are not satisfied prior to the end of the applicable restriction period or periods established by the board of directors for such Restricted Share award.
The board of directors shall determine the terms and conditions of a Restricted Share award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
Shareholder Rights
Except as otherwise provided in the applicable award agreement, and with respect to an award of Restricted Shares, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.
Amendment and Termination
Our board of directors may, at any time, amend or terminate the 2018 RSA Plan but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.
Transferability
Subject to certain limited exceptions, awards granted under the 2018 RSA Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.
Effective Date; Term
The 2018 RSA Plan in December 2018 granted 2,373,374 shares, of which 721,596 shares vested on December 31, 2018. The remaining awards will vest between 13 months to 4 years, depending on the individual.
Fair value of common shares
The fair market value per share at the time of issuance was $0.61 which was derived from using the Monte Carlo simulation.
Expected term
The expected term of options granted is 3.84 years. The Group assumes all options will be exercised at the contractual term of the option.
Volatility
Management used an average volatility of comparable companies of 26.0%.
Expected dividends
The Holding Company does not expect to pay any dividends in the future.
Risk-free rate
The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2019 was 2.87%.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
As of March 31, 2020, the unrecognized compensation expense associated with the Restricted Share awards was $0.1 million, and it will be recognized over the period of 27 months from the end of March 31, 2020.
The Company has bifurcated the 2018 RSA Plan into three categories based on the vesting conditions and vesting period of the Restricted Share awards:
•	2018 RSA Plan – Non-Executive Management
•	2018 RSA Plan Non-Performance – Executive Leadership Team
•	2018 RSA Plan Performance – Executive Leadership Team
2018 RSA Plan – Non-Executive Management
A summary of the Restricted Share awards outstanding and exercisable as of March 31, 2020 and March 31, 2019 are as follows:
	March 31, 2020		March 31, 2019
	Weighted average exercise price	RSA (Number)	Weighted average exercise price	RSA (Number)
	(US$)		(US$)
RSAs outstanding as of beginning of the period	0.61	928,124	—	—
RSAs granted during the period	—	—	0.61	928,124
RSAs exercised during the period	—	—	—	—
RSAs forfeited / cancelled / expired/ repurchased during the period	(0.61)	(279,047)	—	—
RSAs outstanding as of end of the period	—	649,077	—	928,124
RSAs exercisable as of end of the period		452,426		406,259
The 928,124 Restricted Share awards were granted under the 2018 RSA Plan in December 31, 2018 that vest over time, with an initial portion vesting at December 31, 2018 and the remainder vesting equally on a monthly basis for a period of 13 months to four years.
As of March 31, 2020 and March 31, 2019, 452,426, or 69.7% and 406,259, or 43.8% respectively, of the outstanding Restricted Share awards have vested. The Company recognized the amount of stock compensation expense for Restricted Share awards initially vesting on the first vesting date. The total expense recognized during nine months ended March 31, 2020 and March 31, 2019 was $0.1 million and $0.3 million, respectively.
2018 RSA Plan Non-Performance – Executive Leadership Team
Members of executive management are primarily based in the United States. All U.S.-based members of executive management have filed an 83(b) election, which provides that such equity be taxed by the Internal Revenue Service (the “IRS”) at the time of grant, rather than at the time of vesting and shall result in such Restricted Share awards being taxed as capital gains rather than ordinary income. All U.S. members of executive leadership team have purchased the Restricted Shares through a promissory note, which is subject to 3% interest (the “Notes”). The Notes are considered to be a related party loan (see

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
Related Party Transactions, Note 12). The Notes are a 50% / 50% split between recourse and non–recourse, with the non-recourse portion being secured by those Restricted Shares issued to the borrower. The Group did not record the expense of the non–recourse component.
A summary of the Restricted Share awards outstanding and exercisable as of March 31, 2020 and March 31, 2019 are as follows:
	March 31, 2020		March 31, 2019
	Weighted average exercise price	RSA (Number)	Weighted average exercise price	RSA (Number)
	(US$)		(US$)
RSAs outstanding as of beginning of the period	0.61	970,693	—	—
RSAs granted during the period	—	—	0.61	970,693
RSAs exercised during the period	—	—	—	—
RSAs forfeited / cancelled / expired/ repurchased during the period	(0.61)	(51,974)	—	—
RSAs outstanding as of end of the period	—	918,719	—	970,693
RSAs exercisable as of end of the period		653,270		371,082
The 970,893 Restricted Share awards were granted under the 2018 RSA Plan in December 31, 2018 that vest over time, with an initial portion vesting at December 31, 2018 and the remainder vesting equally on a monthly basis for a period of 24 months to four years.
As of March 31, 2020 and March 31, 2019, 653,270, or 71.1% and 371,082, or 38.2%, respectively, of the outstanding Restricted Share awards have vested.
2018 RSA Plan Performance – Executive Leadership Team
Performance-based Restricted Share awards vest based on certain performance criteria, which are:
•	the consummation of a successful initial public offering on or before December 31, 2019: The restricted shares allotted to this criteria are 170,680.
•
an initial public offering of the Group’s class A common shares, and thereafter, the average price per share traded in such public market equals or exceeds $17.42 per share at any point in time: The restricted shares allotted to this criteria are 103,264.

•	meeting specific revenue and EBITDA targets during the period from January 1, 2019 to December 31, 2019: The restricted shares allotted to this criteria are 10,000.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
	March 31, 2020		March 31, 2019
	Weighted average exercise price	RSA (Number)	Weighted average exercise price	RSA (Number)
	(US$)		(US$)
RSAs outstanding as of beginning of the period	0.61	474,557	—	—
RSAs granted during the period	—	—	0.61	474,557
RSAs exercised during the period	—	—	—	—
RSAs forfeited / cancelled / expired/ repurchased during the period	(0.61)	(190,613)	—	—
RSAs outstanding as of end of the period	—	283,944	—	474,557

RSAs exercisable as of end of the period		32,072		—
On December 23, 2019, the Company entered into amendments to the restricted share awards with certain members of management and directors (the ‘2019 RSA Amendments’) covering an aggregate of 103,264 restricted common shares. The terms of the original restricted share awards provided for vesting upon an initial public offering on a public exchange in the United States by December 31, 2019. The 2019 RSA Amendments provide for an extension of the date by which such initial public offering must occur to June 30, 2020. If the incremental fair value per share were to be recognized, it would be recorded over the vesting period that is dependent on the occurrence of a Trigger Event by June 30, 2020. Because there is a greater than 50% probability that neither an IPO nor a Change of Control that qualifies as a Trigger Event will occur by June 30, 2020, the Company has not recorded any additional share-compensation expense as a result of the December Modification.
On January 28, 2020, the board of directors of the Company deemed certain performance triggers to be achieved with respect to restricted share awards with certain members of management and directors (the ‘2020 RSA Amendments’) covering an aggregate of 67,176 restricted common shares. The terms of the valuation trigger associated with such RSAs were not modified. Although certain of the common shares subject to the RSAs were revalued as a result of the 2020 RSA Amendments, such revaluation did not result in the recognition of any additional share-based compensation expense.
Please refer to Note 22 for the Restricted Share awards repurchased from Etelequote Limited employees during the nine months ended March 31, 2020.
20.	WARRANT
On November 13, 2017, as amended on April 30, 2018, December 28, 2018 and December 27, 2019, the Group issued to Amazon.com NV Investment Holdings LLC, a subsidiary of Amazon.com, Inc. (“Amazon”), a 10-year warrant to acquire approximately 1,429,303 of our Series B Preference Shares and approximately 14,437.4049 of our Series C Preference Shares, totaling 1,443,740 shares, representing 10.0% of our equity on a fully diluted and as-converted basis as of the date of issuance of the warrant. The warrant is exercisable, either for cash or on a net issuance basis, at a price per share equal to the initial public offering per share in this offering.
The Series B and C Preference shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon or its affiliates in connection

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019 with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600 million is paid by Amazon or its affiliates to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).The warrant is exercisable, either for cash or on a net issuance basis, at a price per share equal to:
•	If, prior to June 30, 2018, no qualified IPO or qualified valuation event (each as defined in the warrant) occurs, the price was $15.00,
•
If neither a qualified IPO nor a qualified valuation event has occurred on or prior to June 30, 2018, but a qualified IPO or an M&A event occurs after June 30, 2018 but on or prior to December 31, 2019, the exercise price was the lower of (i) $15.00 and (ii) as applicable: (x) the price established in respect of such IPO; or (y) 85% of the price per warrant share implied by the M&A event.

On December 27, 2019, the Warrant agreement was amended to change the exercise price to $11.20.
The common shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon or its affiliates in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600 million is paid by Amazon or its affiliates to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).
On March 16, 2018, the Company effected a reverse stock split which had an impact on employee stock option plans as well as the warrants associated with the Amazon warrant. As a result of the stock split, the number of common shares subject to the warrant was reduced based on the original agreement from 1,611,944 to 1,443,740 as per the amended agreement.
The exercise price and the number of shares issuable upon exercise of the warrant are subject to customary anti-dilution adjustments.
Amazon is entitled to customary shelf and piggy-back registration rights with respect to the shares issued upon exercise of the warrant. Amazon may not transfer the warrant except to a wholly-owned subsidiary of Amazon.
The Group opted to use the Monte Carlo simulation for calculating the value of the warrants at March 2020 and June 2019. The use of the Monte Carlo Simulation is appropriate for stock warrants where the complexity of the option may lend itself to outcomes based upon multiple different scenarios.
The Company estimated the fair value of warrants on the date of the grant (December 2017) at $6.935 using the Black Scholes valuation model. The model also requires the use of certain other estimates and assumptions that affect the reported amount of share-based payments cost recognized in the profit or loss:
Expected term
The expected term of options granted is ten years starting November 13, 2017, and ending November 12, 2027.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
Volatility
Management used average volatility of comparable listed companies as 70.1%.
Expected dividends
The expected average dividend yield is 0% for the six months ended March 31, 2020. The Holding Company does not expect to pay any dividends in the foreseeable future.
Risk-free rate
The risk-free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The average risk-free rate used for options granted during the nine months ended March 31, 2020, was 1.20%.
There were no warrants cancelled or expired as of March 31, 2020 and June 30, 2019. At March 31, 2020, 288,748 warrants were vested based on the agreed upon revenue criteria. The Company recorded an additional warrant asset and liability of $0.3 million in the nine month periods March 31, 2020.
Based on the number of warrants expected to vest, the total fair value of the warrant liability included in other non-current liabilities at date of issue is $4.0 million.
In June 2019, the Company revalued the warrant liability to account for the change in the fair market value of the organization. The updated fair value of warrants on June 30, 2019 of $1.04 is based on the Monte Carlo simulation. Based on the number of warrants expected to vest, the total fair value of the warrant liability included in other non-current liabilities at June 30, 2019 is approximately $0.8 million.
In March 2020, the Company revalued the warrant liability to account for the change in the fair market value of the organization. The updated fair value of warrants on March 31, 2020 of $1.92 is based on the Monte Carlo simulation. Based on the number of warrants expected to vest, the total fair value of the warrant liability included in other non-current liabilities at March 31, 2020 is approximately $1.6 million (see Note 10).
Warrant asset
Upon inception of this partnership with Amazon, the Company recorded both the warrant asset and liability. The Warrant Asset was initially recorded as $4.3 million. The asset will amortize on a pro rata basis, based on the revenues actually recognized. The Company recorded a reduction to revenue of approximately $0.6 million and $0.5 million in the nine months ended March 31, 2020 and March 31, 2019 respectively. The current balance of the warrant asset at March 31, 2020 is $3.0 million ($3.3 million at June 30, 2019).
Fair value hierarchy
The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:
•
Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
•
Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

•
Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

Given these guidelines, the warrant liability associated with Amazon would be classified as a Level 3 liability.
21.	FAIR VALUE
The Group’s principal financial instruments comprises of cash, trade receivables, deposits, borrowings, due from related parties, trade and other payables, warrants and due to related parties.
Management assessed the fair values of cash and cash equivalents, trade and other receivables, payables and other current liabilities to approximate their carrying amounts largely due to the short term maturities of these instruments. The fair value of debt instruments approximates their carrying value as interest rates are substantially the same as market rates for other debt instruments with similar repayment terms and maturities. The Group issued certain warrants to Amazon.com NV Investments on November 13, 2017. Such derivative financial instruments were measured at fair value using the Black-Scholes option pricing model, using significant unobservable inputs which are disclosed in Note 20, and are Level 3 in the fair value hierarchy.
A summary of the financial instruments held by category is provided below:
	March 31, 2020	June 30, 2019
	(US$’000)
Financial assets - amortized cost
Deposits	3,403	3,303
Trade receivables	53,808	63,025
Other receivable	5,465	3,587
Due from related parties	1,984	1,768
Cash and cash equivalents	15,471	8,873
	80,131	80,556

Financial liabilities - amortized cost
Lease liabilities	79,540	69,234
Borrowings	37,322	49,019
Trade and other payables	21,373	19,870
Due to related parties	6,106	6,169
	144,341	144,292
Financial liabilities - fair value through profit and loss
Warrant liabilities (Note 20)	1,660	751

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
22.	SALE OF SUBSIDIARY
The Group considered Etelequote Limited to be a discontinued operation for the period ended June 30, 2019 as it represents a separate major line of business to the Group. The following table shows the major classes of profit and loss statement of the Group’s discontinued operation at March 31, 2019.
March 31, 2019
(US$’000)
Revenue	47,419
Other operating income	2,445
Payroll and related costs	15,652
Share-based payments	861
Reseller commission and lead expenses	10,207
Depreciation and amortization	615
Other operating costs	2,461
Income from operations	20,068
Finance expenses	(4,178)
Income before taxation	15,890
Income tax expense	(4,805)
Net income for the period from discontinued operations, net of tax	11,085
Statement of cash flows
The statement of cash flows includes the following amounts relating to discontinued operations:
March 31, 2019
(US$’000)
Operating activities	(12,391)
Investing activities	(646)
Financing activities	12,595
Net cash out flow from discontinued operations	(442)
Earnings per share of discontinued operations:
As the income from discontinued operations for the nine months ended March 31, 2019, did not exceed the value of the preferred participation rights attaching to the Series A, B and C preferred convertible shares, the income/loss attributable to the ordinary shareholders of the Company has been assessed as $0.
Share-based payments:
During the nine months ended March 31, 2020, the Company repurchased RSAs related to non-executive leadership team (ELT) members of ETQ of $0.1 million. The Company disposed of its investment related to RSAs of non-ELT members of ETQ thus reducing share options reserves.
The promissory note of ELT members of ETQ of $13,000 was cancelled therefore the Company also reduced share options reserves and related party loan receivables.

IBEX Limited
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the nine month periods ended March 31, 2020 and March 31, 2019
23.	SUBSEQUENT EVENT
On April 14, 2020, one of the largest clients of the Company filed a petition under Chapter 11 of the United States Bankruptcy Code, (“Bankruptcy Code”), in the U.S. Bankruptcy Court for the Southern District of New York (“Bankruptcy Court”), along with certain of its subsidiaries. The Company has not provided any amounts outstanding and has continued to provide services and expects to be paid for them.
On May 20, 2020, the Company increased the authorised share capital by increasing the class B common shares by 579,791 shares to 3,139,114.13 shares resulting in the increase in authorised share capital to $12,064.73 from $12,000. All the other categories of authorised share capital remains unchanged.
On May 20, 2020, in connection with the approval and adoption of the IBEX Limited 2020 Long Term Incentive Plan, 707,535 common shares available for future issuance under the 2018 RSA Plan were transferred to the IBEX Limited 2020 Long Term Incentive Plan and included in a total of 1,287,326.13 common shares issuable thereunder as of May 20, 2020.

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
IBEX Limited
Hamilton, Bermuda
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of IBEX Limited (the “Company”) as of June 30, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended June 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO LLP
BDO LLP
We have served as the Company's auditor since 2017.
London, United Kingdom
December 20, 2019

IBEX Limited
Consolidated Statements of Financial Position
	Notes	As of June 30, 2019	As of June 30, 2018
		(US$’000)
Assets
Non-current assets
Goodwill	4	11,832	11,832
Other intangible assets	5	2,928	4,181
Property and equipment	6	82,309	18,899
Investment in joint venture	7	227	392
Deferred tax asset	18	2,517	5,219
Renewal receivables	25.3	—	27,284
Warrant asset	28	3,316	3,810
Other assets	8	3,398	3,465
Total non-current assets		106,527	75,082

Current assets
Trade and other receivables	9	71,134	56,725
Renewal receivables	25.3	—	8,616
Deferred expenses		—	2,624
Due from related parties	23	1,768	515
Cash and cash equivalents	10	8,873	13,519
Total current assets		81,775	81,999
Total assets		188,302	157,081

Equity and liabilities
Equity attributable to owners of the parent
Share capital	12	12	12
Senior preferred shares	12	—	20,000
Additional paid-in capital	12	96,207	96,207
Other reserves		29,585	37,795
Accumulated deficit		(117,176)	(126,061)
Total equity		8,628	27,953

Non-current liabilities
Deferred revenue	11	753	708
Lease liabilities	6.3	58,602	—
Borrowings	13	7,184	9,880
Deferred tax liability	18	147	—
Other non-current liabilities	14	1,607	2,306
Total non-current liabilities		68,293	12,894

Current liabilities
Trade and other payables	15	48,357	45,955
Lease liabilities	6.3	10,632	—
Borrowings	13	41,835	51,876
Related party loans	23	—	1,200
Deferred revenue	11	4,388	5,657
Due to related parties	23	6,169	11,546
Total current liabilities		111,381	116,234
Total liabilities		179,674	129,128
Total equity and liabilities		188,302	157,081
The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)
For the years ended
	Notes	June 30, 2019	June 30, 2018
		(US$’000)
Revenue	25	368,380	342,200

Payroll and related costs	26	254,592	252,925
Share-based payments	19	4,087	8,386
Reseller commission and lead expenses		27,877	28,059
Depreciation and amortization		20,895	12,182
Other operating costs	27	54,124	58,425
Income / (loss) from operations		6,805	(17,777)

Finance expenses	17	(7,709)	(3,093)
Loss before taxation		(904)	(20,870)

Income tax (expense) / benefit	18	(3,615)	108
Net loss for the year, continuing operations		(4,519)	(20,762)
Net income on discontinued operation, net of tax	30.3	15,484	4,881
Net income / (loss) for the year		10,965	(15,881)

Other comprehensive income
Item that will not be subsequently reclassified to profit or loss
Actuarial gain on retirement benefits	14.1	109	693

Item that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment		(316)	182
		(207)	875
Total comprehensive income / (loss) for the year		10,758	(15,006)

Net Income / (loss) for the year attributable to:
- Shareholders of the Holding Company		10,965	(15,881)
		10,965	(15,881)
Other comprehensive income attributable to:
- Shareholders of the Holding Company		(207)	875
		(207)	875
Total comprehensive income / (loss) attributable to:
- Shareholders of the Holding Company		10,758	(15,006)
		10,758	(15,006)

		(US$)
Loss per share from continuing operations attributable to the ordinary equity holders of the parent
Basic loss per share	20	—	—

Diluted loss per share	20	(0.36)	(1.85)

Loss per share attributable to the ordinary equity holders of the parent
Basic loss per share	20	—	—

Diluted loss per share	20	—	(1.42)
The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited
Consolidated Statements of Changes in Equity
For the years ended
	Attributable to shareholders of the Holding Company
	Issued, Subscribed and Paid in Capital			Other Reserves
	Share Capital	Senior Preferred Shares	Additional Paid in Capital	Re- organization Reserve	Share Option Plans	Foreign Currency Translation Reserve	Actuarial gain on defined benefit plan	Accumulated Deficit	Total Equity Attributable to the Holding Company
	(US$’000)
Balance, July 1, 2017	12	20,000	96,207	15,849	7,132	(710)	282	(110,034)	28,738

Comprehensive income for the year
Loss for the year ended June 30, 2018	—	—	—	—	—	—	—	(15,881)	(15,881)
Other Comprehensive Income	—	—	—	—	—	182	693	—	875
Total Comprehensive income / (loss) for the year	—	—	—	—	—	182	693	(15,881)	(15,006)

Transactions with Owners
Dividend distribution	—	—	—	—	—	—	—	(146)	(146)
Share-based transactions	—	—	—	—	8,936	—	—	—	8,936
Sale of subsidiary	—	—	—	5,431	—	—	—	—	5,431
	—	—	—	5,431	8,936	—	—	(146)	14,221
Balance, June 30, 2018 (as previously stated)	12	20,000	96,207	21,280	16,068	(528)	975	(126,061)	27,953
Adjustment on initial adoption of IFRS 15- Revenue from Contracts with Customers (Note 3.9.1)	—	—	—	—	—	—	—	(2,080)	(2,080)
Balance, July 1, 2018 (as restated)	12	20,000	96,207	21,280	16,068	(528)	975	(128,141)	25,873

Comprehensive income for the year
Profit for the year ended June 30, 2019	—	—	—	—	—	—	—	10,965	10,965
Other Comprehensive Income	—	—	—	—	—	(316)	109	—	(207)
Total Comprehensive income / (loss) for the year	—	—	—	—	—	(316)	109	10,965	10,758

Transactions with Owners
Redemption of senior preferred shares (Note 12.4.1)	—	(5,972)	—	—	—	—	—	—	(5,972)
Sale of subsidiary
Net assets of sale of subsidiary (Note 30.3)	—	(14,028)	—	(11,536)	(2,030)	—	—	—	(27,594)
Share-based transactions (Note 19)	—	—	—	—	5,563	—	—	—	5,563
Balance, June 30, 2019	12	—	96,207	9,744	19,601	(844)	1,084	(117,176)	8,628
The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited
Consolidated Statements of Cash Flows
For the years ended
	Notes	June 30, 2019	June 30, 2018
		(US$’000)
CASH FLOWS FROM OPERATING ACTIVITIES
Income / (loss) before taxation	29	19,410	(15,935)
Adjustments for:
Depreciation and amortization		21,805	12,419
Amortization of warrant asset		643	—
Foreign currency translation loss		78	521
Share warrants	22	(364)	(3,326)
Phantom expense	19.4	(300)	757
Share-based payments	19	5,262	8,936
Allowance of expected credit losses	9	343	1,048
Share of profit from investment in joint venture	7	(351)	(280)
(Gain) / loss on disposal of fixed assets		(140)	43
Provision for defined benefit scheme	14.1	129	310
Impairment on intangibles	5	163	—
Finance costs		13,383	5,335
(Increase) / decrease in trade and other receivables		(18,019)	758
Increase in renewal receivables		(35,022)	(17,022)
Decrease in prepayments and other assets		(173)	1,599
Increase in trade and other payables and other liabilities		8,997	4,406
Cash generated from / (used in) operations		15,844	(431)
Interest paid		(13,054)	(4,451)
Income taxes paid		(588)	(865)
Net cash inflow (outflow) from operating activities		2,202	(5,747)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	6	(5,612)	(5,194)
Purchase of other intangible assets	5	(622)	(571)
Return on investment from joint venture	7	96	82
Proceed from sale of assets	30.2	188	144
Cash adjustment from sale of subsidiary to parent company	30.3	(3,554)	—
Capital repayment from joint venture	7	420	100
Net cash used in investing activities		(9,084)	(5,439)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit		168,674	222,750
Repayments of line of credit		(162,851)	(216,254)
Proceeds from borrowings		36,617	1,360
Repayment of borrowings		(6,081)	(6,230)
Repayment of related party loans	23.6	(1,200)	(1,000)
Principal payments on lease obligations		(10,535)	(3,163)
(Repayment) / proceeds of private placement notes	13.2	(14,500)	5,870
Dividend distribution	21	(1,600)	(146)
Payment of senior preferred shares	12.4.1	(5,972)	—
Net cash inflow from financing activities		2,552	3,187
Effects of exchange rate difference on cash and cash equivalents		(316)	197
Net decrease in cash and cash equivalents		(4,646)	(7,802)
Cash and cash equivalents at beginning of the period		13,519	21,321
Cash and cash equivalents at end of the period		8,873	13,519

Non-cash items
New leases (2018: finance leases)		89,771	1,857
Issuance of warrants	28	(150)	(4,291)
Actuarial gain on defined benefit scheme	14.1	(109)	(693)
Sale of subsidiary	30.3	27,594	—
The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
1.	THE GROUP AND ITS OPERATIONS
IBEX Holdings Limited “the Holding Company”, was incorporated on February 28, 2017 and changed its name to IBEX Limited on September 11, 2019. IBEX Limited is hereinafter also referred to as “the Holding Company”. The registered office of the Holding Company is situated at Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda, which is also the principal place of business of the Holding Company. “The Group” or the “Company” refers to the Holding Company and its subsidiaries. The Holding Company is controlled by and majority owned by The Resource Group International Limited (“TRGI”) (the “Controlling Shareholder”), whereas TRG Pakistan Limited holds a majority interest in TRGI.
The Group is a leading end-to-end provider of technology-enabled customer lifecycle experience (“CLX”) solutions. Through the Group’s integrated CLX platform, a comprehensive portfolio of solutions is offered to optimize customer acquisition, engagement, expansion and experience for clients. The Group leverages sophisticated technology and proprietary analytics, in combination with its global contact and delivery center footprint and business process outsourcing expertise, to protect and enhance clients’ brands. The Group manages approximately 60 million interactions each year with consumers on behalf of clients through an omni-channel approach, using voice, web, chat and email.
Commencing in April 2017, TRGI undertook a series of transactions (“the Reorganization Transaction”) that, upon its completion on June 30, 2017, resulted in the Holding Company owning the majority of the share capital of three newly formed intermediate Bermuda holding companies, IBEX Global Limited, DGS Limited and Etelequote Limited, which in turn directly hold investments in IBEX (IBEX Global Limited and its subsidiaries), DGS (DGS Limited and its subsidiaries) and ETQ (Etelequote Limited and its subsidiaries) businesses, respectively, as listed below. The portfolio company assets corresponding to the iSky business (“iSky, Inc.”) are held directly by the Holding Company. All these portfolio company assets corresponding to the IBEX, DGS, ETQ and iSky businesses were indirectly controlled by TRGI prior to and following the Reorganization Transaction.
The financial statements of the Company were combined as if from the date of the original ownership by TRGI, as if the Company had always owned IBEX, DGS, ETQ and iSky, from the same date as its parent company.
On June 26, 2019, the Holding Company transferred the shares of ETQ to the parent company TRGI. The disposal of ETQ is described in Note 30.3.
The financial position of the Group, its cash, liquidity position and borrowing facilities are described in Note 13 to the consolidated financial statements. In addition, Notes 22 and 24 to the consolidated financial statements include the Group’s objectives, policies and processes for managing its capital; financial risk management objectives; details of financial instruments; exposures to credit risk, market risks and liquidity risks.
Going Concern
As of June 30, 2019, the Group including discontinuing operations, has a net income of $11.0 million, net cash generated from operating activities of $2.2 million and an accumulated deficit of $117.2 million, as compared to June 2018 in which the Company had a net loss of $15.9 million, net cash outflow in operating activities of $5.7 million and an accumulated deficit of $126.1 million. Current liabilities exceed current assets by $29.6 million as of June 30, 2019 of which $41.8 million is associated with Borrowings, including

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
line of credit due May 2023, which was drawn to $36.0 million at June 30, 2019 (See Note 13). The Group has cash and cash equivalents of $8.9 million as of June 30, 2019.
The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern for at least a period of twelve months from the date of approval of these consolidated financial statements. This basis of accounting contemplates the recovery of the Group’s assets and the satisfaction of liabilities in the normal course of business. The Group is currently exploring additional financing options to enable it to develop its existing business and generate additional revenues.
The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current monetary facilities and plans. Management therefore has a reasonable expectation that the Group has adequate resources to continue its operational existence for a period of at least twelve months from the date of approval of these financial statements. Thus, they continue to adopt the going concern basis of accounting in preparation of these consolidated financial statements.
The Group is comprised of the Holding Company and the following subsidiaries with the location (country of incorporation and principal place of business), nature of business and ownership percentage:
Description	Location	Nature of Business	Ownership %
			2019	2018
Subsidiaries
IBEX Global Limited	Bermuda	Holding Company	100%	100%
DGS Limited	Bermuda	Holding Company	100%	100%
Etelequote Limited (Note 30.3)	Bermuda	Holding Company	—%	100%
iSky Inc.	Bermuda	Holding Company	100%	100%
iSky Canada Technologies Inc.	Canada	Market Research	100%	100%
Please refer to Note 30 for the indirect subsidiaries of the Holding Company.
2.	BASIS OF PREPARATION
2.1	Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).
The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all of the years presented, except with respect to the adoption of new accounting standards which are described further below.
Changing in accounting standards:
The Group has applied as from July 1, 2018, the following new accounting standards.
IFRS 9 – Financial Instruments (Note 3.5)
IFRS 15 – Revenue from Contracts with Customers (Note 3.9)
IFRS 16 – Leases (Note 3.2)

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Group’s consolidated financial statements, taken as a whole, are concerned. All amounts are presented in thousands of dollars, unless otherwise indicated, rounded to the nearest $1,000.
2.2	Basis of accounting and presentation
Through the Reorganization Transaction, which took place in April 2017, the Holding Company acquired from TRGI 100% ownership of IBEX Global Limited, Etelequote Limited, DGS Limited, iSky Inc. and various subsidiaries (listed above and in Note 30, - referred to as “the Continuing Business Entities”) and issued its shares to TRGI in exchange. Prior to the Reorganization Transaction TRGI controlled each of the Continuing Business Entities by virtue of its controlling interests in the predecessors to IBEX Global Limited, Etelequote Limited, DGS Limited and iSky Inc., all of which now have become part of the Group, which is controlled by TRGI.
As common control transactions are outside the scope of IFRS 3 ‘Business Combinations’ the management has, as required by International Accounting Standard (IAS) 8 ‘Accounting Policies, Change in Accounting Estimates and Errors’, used its judgement in applying an accounting policy which reflects the economic substance of the transaction to account for the Continuing Business Entities.
The Group’s management considers the pooling of interest method of accounting to be appropriate to account for the combination of various subsidiaries controlled by TRGI with the Holding Company. As a result, the Holding Company and its subsidiaries are presented as if they have legally been a group of companies for all periods presented. The following accounting principles are applied:
•
To ensure the continuation of the predecessor’s basis in these consolidated financial statements, the assets and liabilities of the Holding Company and its subsidiaries represent the combined values of those assets and liabilities based on the carrying values attributed to the Continuing Business Entities as carried in the books of TRGI. The difference between the consideration transferred and the carrying value of the net assets of the Continuing Business Entities has been taken to equity as a reorganization reserve.

•
The consolidated statements of profit or loss and other comprehensive loss include the results of each of the Continuing Business Entities and the Holding Company from the earliest date they were under control of the parent.

Restatement
During the fiscal year ended June 30, 2018, the Group re-assessed the presentation of its consolidated statement of cash flows and concluded that it was necessary to restate its previously issued financial statements for the fiscal year ended June 30, 2017 for the correction of an error in presentation. In accordance with International Accounting Standard (IAS) 7, Statement of Cash Flows, the cash flow associated with the proceeds and payments relating to the line of credit borrowing did not meet the criteria for net presentation as the maturity associated with the line of credit was significantly greater than 90 days and, therefore, the Group was required to re-present the cash flow activities associated with the line of credit by presenting separately proceeds from the line of credit and the associated repayments. Below is a reconciliation to the historically reported amounts for periods ended December 31, 2017, June 30, 2017, December 31, 2016 and June 30, 2016.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
	June 30, 2017	June 30, 2016	December 31, 2017 (unaudited)	December 31, 2016 (unaudited)
	US$’000
Cash flow from financing activities
Proceeds from line of credit	176,746	177,680	116,859	75,527
Repayment from line of credit	(171,945)	(164,410)	(115,988)	(76,045)
Net proceeds from line of credit as previously reported	4,801	13,270	871	(518)
The restatement of the items included in cash flows from financing activities has had no effect on the net loss or statement of financial position or total cash flows from financing activities of the company for any period presented.
2.3	Basis of measurement
The consolidated financial statements have been prepared on the basis of historical cost convention, except as otherwise disclosed, and assuming that the Group will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
2.4	Functional and presentation currency
As noted in Note 25.3, the Group generates more than 98% of its revenue in the United States of America, which is denominated in United States Dollars (US$ or USD). However, the Group conducts transactions in multiple currencies to carry out its business in various other jurisdictions as needed. The consolidated financial statements are presented in US$, which is the Holding Company’s functional and presentation currency. Amounts are rounded to the nearest thousands of US$, unless otherwise stated.
Transactions denominated in foreign currencies are translated into $USD at the exchange rate at the end of the previous month-end. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in the financial result.
2.5	Critical accounting estimates and judgements
These consolidated financial statements are prepared in conformity with IFRS as issued by the IASB, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Accounting estimates require the use of significant management assumptions and judgments as to future events, and the effect of those events cannot be predicted with certainty. The accounting estimates will change as new events occur, more experience is acquired and more information is obtained. We evaluate and update our assumptions and estimates on an ongoing basis and use outside experts to assist in that evaluation when we deem necessary.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
In the process of applying the Group’s accounting policies, management has made the following estimates and judgments which are significant to the consolidated financial statements:
Accounting estimates
•	Impairment of intangibles
Goodwill: The calculation for considering the impairment of the carrying amount of goodwill requires a comparison of the recoverable amount of the cash-generating units to which goodwill has been allocated, to the value of goodwill and the associated assets in the consolidated statement of financial position. The calculation of recoverable amount requires an estimate of the future cash flows expected to arise from the cash generating unit. Judgement is applied in selection of a suitable discount rate and terminal value. The key assumptions made in relation to the impairment of goodwill are set out in Note 4.
Indefinite Lived Intangibles: The indefinite lived intangibles are tested for impairment by comparing their carrying amount to the estimates of their fair value based on estimates of discounted cash flow method. When the fair value is determined to be less than the carrying amount, the resulting impairment is recognized in the consolidated financial statements.
•	Impairment of financial assets
The Group applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The contract assets have similar risk characteristics to the trade receivables for similar types of contracts.
•	Depreciation and amortization
Estimation of useful lives of property and equipment and intangible assets: The Group estimates the useful lives of property and equipment and intangible assets based on the period over which the assets are expected to be available for use. The estimated useful lives of property and equipment and intangible assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets.
•	Market value of common shares / fair market value of warrants
As the Company is not listed on a public market place, the calculation of the market value of its common shares is subject to a greater degree of estimation in determining the basis for any share awards that the Company may issue.
For purposes of determining the historical share-based compensation expense, the Company used the Monte Carlo simulation to calculate the fair value of the restricted stock awards (the “RSAs”) on the grant date. The determination of the grant date fair value of the RSAs using a pricing model is

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated fair value of the common shares, the expected price volatility of the common shares over the expected term of the RSAs and exercise and cancellation behaviors, each of which are estimated as follows:
•
Fair value of the Company’s’ common shares. As the Company’s common shares are not publicly traded, the Company must estimate the fair value of the common shares, as discussed in “Valuations of Common Shares” below.

•
Volatility. Since there is no trading history for the Company’s common shares, the expected price volatility for the common shares was estimated using the average historical volatility of the shares of our industry peers as of the grant date of the Company’s RSAs over a period of history commensurate with the expected life of the awards. To the extent that volatility of the share price increases in the future, the estimates of the fair value of the awards to be granted in the future could increase, thereby increasing share-based payment expense in future periods. When making the selection of the industry peers to be used in measuring implied volatility of the RSAs, the Company considered the similarity of their products and business lines, as well as their stage of development, size and financial leverage. The Company intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the Company’s own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•
Expected life of the RSAs. The Company calculated the weighted-average expected life of the RSAs to be four years based on management’s best estimates regarding the effect of vesting schedules. RSAs granted may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Valuations of Common Shares
Given the absence of an active market for the Company’s common shares, the Company was required to estimate the fair value of its common shares at the time of each grant. The Company considered objective and subjective factors in determining the estimated fair value of its common shares on each RSA grant date. Factors considered by the Company included the following:
•	third-party valuations of the Company’s common shares;
•	the lack of marketability of Company’s common shares;
•	the Company’s historical and projected operating and financial performance;
•	the Company’s introduction of new services;
•	the Company’s stage of development;
•	the global economic outlook and its expected impact on the business;
•	the market performance of comparable companies; and
•	the likelihood of achieving a liquidity event for the common shares underlying the awards, such as an initial public offering or sale of the Company, given prevailing market conditions.
The Company determined valuations of its common shares for purposes of granting awards through a two-step valuation process described below. The Company first estimated the value of its equity. The Company utilized the income and market approaches to estimate its equity value. Then, the Company’s equity value was allocated across the Company’s various equity securities to arrive at a value for the common shares. The income approach, which relies on a discounted cash flow (“DCF”)

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
analysis, measures the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasts of revenue and costs.
The Company used two forms of the market approach to determine a fair market value for its equity: (i) the guideline public company method (the “GPCM”), and (ii) the merger and acquisition method (the “MAM”).
The GPCM involves the review of pricing and performance information for public companies deemed generally similar to a subject company and subject to similar industry dynamics. The MAM consists of a review of transactions involving similar companies over the last five years. The valuation conclusion was based on the income approach (using DCF analysis), GPCM, and MAM. The Company assigned more weight to the DCF as it better reflected the Company’s operations and placed less weight to the GPCM and MAM. More specifically, less weight was assigned to the MAM as compared to the GPCM given the limited number of transactions involving comparable companies, which made the MAM less meaningful relative to the GPCM.
For each valuation report, the Company first prepared a financial forecast to be used in the computation of the enterprise value using the income approach. The financial forecasts took into account our past experience and future expectations. Second, the risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates. Third, the Company allocated the resulting equity value among the securities that comprise our capital structure. The aggregate value of the common shares was then divided by the number of common shares outstanding to arrive at the per share value.
Since the fair value of the Company’s common shares has been determined partially by using the DCF analysis, the valuations have been heavily dependent on the Company estimates of revenue, costs and related cash flows. These estimates are highly subjective and may change frequently based on both new operating data as well as various macroeconomic conditions that impact the Company’s business. Each of the valuations was prepared using data that was consistent with the Company’s then-current operating plans that the Company was using to manage its business.
In addition, the DCF calculations are sensitive to highly subjective assumptions that the Company was required to make relating to its financial forecasts and the selection of an appropriate discount rate, which was based on the Company’s estimated cost of equity.
The Company’s discount rate was determined based on the stage of development at each valuation date and was quantified based on a risk-free discount rate for government debt, capital markets risk, the Company’s sector and size.
The Company granted 2,373,374 restricted share awards at a fair value of $0.61 per restricted common share in December 2018. The fair value of the restricted common shares was based on a Monte Carlo simulation, which can be considered a form of the probability weighted expected return method (“PWERM”), using an equity value as determined via the income approach (present value of discounted cash flows) and the market approaches (guideline public company method and mergers and acquisition method).

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
On December 22, 2018, the preference shares were entitled to an aggregate of $149.2 million in participating and non-participating preference. This amount was significantly higher than the fair value of the Company as determined by the Board of Directors as of November 30, 2018 on the basis of the independent valuation referred to in the previous paragraph. Because the common shares are not entitled to any distribution until the applicable preferences are satisfied, the fair value of the common shares was significantly lower than the fair value of the preference shares on November 30, 2018.
Additionally, the Company will also require the calculation of the fair market value of the warrants associated with the Amazon transaction. For factors used in determining the fair value of the warrants refer to Note 28.
•	Legal provisions:
The Group reviews outstanding legal cases following developments in the legal proceedings and at each reporting date, in order to assess the need for provisions and disclosures in its consolidated financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the consolidated financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of the Group’s management as to how it will respond to the litigation, claim or assessment. Refer to Note 16.
Judgements
•	Going Concern:
As of June 30, 2019, the Group including discontinuing operations, has a net income of $11.0 million, net cash generated from operating activities of $2.2 million and an accumulated deficit of $117.2 million, as compared to June 2018 in which the Company had a net loss of $15.9 million, net cash outflow in operating activities of $5.7 million and an accumulated deficit of $126.1 million. Current liabilities exceed current assets by $29.6 million as of June 30, 2019 of which $41.8 million is associated with Borrowings, including line of credit due May 2023, which was drawn to $36.0 million at June 30, 2019 (See Note 13). The Group has cash and cash equivalents of $8.9 million as of June 30, 2019.
The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern for at least a period of twelve months from the date of approval of these consolidated financial statements. This basis of accounting contemplates the recovery of the Group’s assets and the satisfaction of liabilities in the normal course of business. The Group is currently exploring additional financing options to enable it to develop its existing business and generate additional revenues.
The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current monetary facilities and plans. Management therefore has a reasonable expectation that the Group has adequate resources to continue its operational existence for a period of at least twelve months from the date of approval of these financial statements. Thus, they continue to adopt the going concern basis of accounting in preparation of these consolidated financial statements.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
•	Training revenue:
IBEX Global Limited - The adoption of IFRS 15 resulted in the deferral of training revenues. As the revenues generated from training did not qualify to be treated as a distinct performance obligation, the requirement is to defer those revenues over the life of the contract, and where no fixed date of expiry is stated in the contract (i.e. auto renewals), defer those contract training revenues over typically 1- 1.5 years.
The associated costs for most clients under the new guidance requires that all costs associated with training are immediately recognized as an expense in accordance with IAS 38, as IFRS 15 defers to IAS 38 regarding costs associated with training. Consistent with the cumulative catch – up approach, IBEX Global Limited has adjusted the prior period amount as an opening balance sheet adjustment, effective July 1, 2018 rather than adjusting the prior period amounts.
•	Leases:
The assessment of whether a contract is or contains a lease will be straightforward in most arrangements. However, judgement may be required in applying the definition of a lease to certain arrangements. For example, in contracts that include significant services, the Group believes that determining whether the contract conveys the right to direct the use of an identified asset may be challenging.
In determining the lease term, the Group considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain (in accordance with lease contracts) to be extended (or not terminated).
•	Staff retirement plans:
The net defined benefit pension scheme assets or liabilities are recognized in the Group’s consolidated statement of financial position. The determination of the position requires assumptions to be made regarding future salary increases, mortality, discount rates and inflation. The key assumptions made in relation to the pension plans are set out in Note 14.1.
•	Share-based payments:
The share-based payments expense is recognized in the Group’s consolidated statement of profit or loss and comprehensive income. The key assumptions made in relation to the share-based payments are set out in Note19.
•	Provision for taxation:
The Group is subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company’s belief that its tax return positions are supportable, the Company believes that certain positions are likely to be challenged and

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
may not be fully sustained upon review by tax authorities. The Company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.
The key assumptions made in relation to tax provisioning are set out in Note 18.
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
3.1	Basis of consolidation
The consolidated financial statements present the results of the Holding Company and its subsidiaries as if they formed a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full.
Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present:
•	power over the investee,
•	exposure to variable returns from the investee, and
•	the ability of the investor to use its power to affect those variable returns.
Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.
De-facto control exists in situations where the Company has the practical ability to direct the relevant activities of the investee without holding the majority of the voting rights. In determining whether de-facto control exists the Company considers all relevant facts and circumstances, including:
•	The size of the company’s voting rights relative to both the size and dispersion of other parties who hold voting rights
•	Substantive potential voting rights held by the Company and by other parties
•	Other contractual arrangements
•	Historic patterns in voting attendance
The consolidated financial statements incorporate the results of business combinations using the acquisition method. In the statement of financial position, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognized at their fair values at the acquisition date. The results of acquired operations are included in the consolidated statement of profit or loss and other comprehensive income from the date on which control is obtained. They are deconsolidated from the date on which control ceases.
Joint arrangements
The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
The group classifies its interests in joint arrangements as either:
•	Joint ventures: where the Group has rights to only the net assets of the joint arrangement
•	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.
In assessing the classification of interests in joint arrangements, the Group considers:
•	The structure of the joint arrangement
•	The legal form of joint arrangements structured through a separate vehicle
•	The contractual terms of the joint arrangement agreement
•	Any other facts and circumstances (including any other contractual arrangements).
Joint ventures are initially recognized in the consolidated statement of financial position at cost. Subsequently joint ventures are then accounted for using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income (except for losses in excess of the Group’s investment in the joint ventures unless there is an obligation to make good those losses).
Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in joint venture. Where there is objective evidence that the investment in a joint venture has been impaired the carrying amount of the investment is tested for impairment in the same manner as other non-financial assets.
Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.
Non-current assets (or disposal groups) held for sale and discontinued operations
Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.
An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition. Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
recognized. Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.
A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss and comprehensive income. Refer to Note 30.3.
3.2	Property and equipment
Owned
Items of property, plant and equipment are initially recognized at cost. The initial cost of an item of property and equipment consists of its purchase price including import duties, taxes and directly attributable costs of bringing the asset to its working condition and location for the intended use. Additionally, any direct labor costs that is directly attributable to the development of software is capitalized.
Depreciation on assets under construction does not commence until they are complete and available for use. Depreciation is provided on all other items of property, plant and equipment so as to reduce their carrying value over their expected useful economic lives.
Depreciation on property and equipment is provided using the straight line method. A full month’s depreciation is charged in the month of addition, and no depreciation is charged in the month of disposal. Rates of depreciation are disclosed in Note 6 (property and equipment).
Property and equipment	Useful economic life	Depreciation method
Buildings on freehold land	10 years	Straight line
Leasehold improvements	3 - 5 years or life of lease if less	Straight line
Furniture, fixture and office equipment	3 - 5 years	Straight line
Telecommunications and computer equipment	3 years	Straight line
Vehicles	5 years	Straight line
Right of Use Assets	expected term of lease	Straight line
The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.
Leased
Right of use assets and lease liabilities
Adoption of IFRS 16 - Leases
This standard is mandatory for the accounting period beginning on January 1, 2019, but the Group early adopted it on July 1, 2018 under the modified retrospective approach.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
IFRS 16 replaces the existing Standard for leases, IAS 17, and related Interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value of $5,000.
IFRS 16 requires an entity to determine whether a contract is a lease or contains a lease at the inception of the contract. The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC Interpretation 4 - Determining whether an arrangement contains a lease.
Under IFRS 16, leases are accounted for based on a ‘right-of-use model’. The model reflects that, at the commencement date, a lessee has a financial obligation to make lease payments to the lessor for its right to use the underlying asset during the expected lease term. The lessor conveys that right to use the underlying asset at lease commencement, which is the time when it makes the underlying asset available for use by the lessee.
The Group has elected to adopt IFRS 16 utilizing the modified retrospective method. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures for the year ended June 30, 2018 are not restated to reflect the adoption of IFRS 16 but instead continue to reflect the lessee’s accounting policies under IAS 17.
Under IAS 17:
In the comparative figures for the year ended June 30, 2018, the Group classified leases that substantially all of the risk and rewards of ownership as finance leases. The amount initially recognized as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. Furthermore, the leased asset is subject to depreciation with the useful life being the lesser of the lease term or the normal useful life of the asset. The corresponding lease commitment is shown as a liability.
Previously assets and liabilities held under finance leases on transition of IFRS 16, there is no adjustment made in application of the standard on those leases however carrying amounts reclassified to right-of-use assets and lease liabilities (as shown below).
Where substantially all the risks and rewards to ownership are not transferred to the Group, leases were classified as operating leases and were not recognized in the Group’s statement of financial position. Payment made under operating leases were recognized in the statements of profit or loss on a straight line basis over the lease term.
If a lessee chooses modified retrospective application, a number of more specific transition requirements and practical expedients also apply.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:
•
Measure the lease liability at the date of initial application (DOIA) at the present value of the remaining lease payments based on the lessee’s incremental borrowing rate over the remaining lease term. The lease payments would include fixed payments, variable lease payments based on an index or a rate, residual value guarantees, exercise price for purchase options reasonably certain to be exercised, as well as termination penalties for termination options reasonably certain to be exercised.

•	Measure the right-of-use (ROU) asset at either of the following amounts:
○	as if IFRS 16 has been applied since the inception of the lease but using the incremental borrowing rate on the DOIA; or
○	the value of the lease liability (adjusted for any prepaid or accrued lease payments).
•	Applying single discount rate to a portfolio of leases with reasonably similar characteristics (i.e. similar region, similar class of asset).
•	Using hindsight in determining the lease term if the contract contains options to extend or terminate the lease.
The Group recognizes a right-of-use asset and a lease liability at the commencement date, except for short-term leases of 12 months or less and low value. Measurement of right-of-use assets and lease liabilities are as follows:
•
The lease liability is initially measured at the date of DOIA or commencement date at the present value of the remaining lease payments using the incremental borrowing rate specific to the country, term and currency of the contract. The lease liability is subsequently measured at amortized cost using the effective interest rate method and re-measured (with a corresponding adjustment to the related ROU asset) when there is change in future lease payments in case of renegotiation, change of an index or rate or in case of reassessment of options. Interest on the lease liability is measured on the discount rate.

•	Weighted average Group’s incremental borrowing rate is 9.8% applied to lease liabilities recognized at the date of initial application.
•
At inception, the ROU asset comprises the initial lease liability, initial direct costs and the obligation to refurbish the asset, less any incentives granted by the lessors. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator for impairment, as indicated in Note 3.4.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.
ROU assets are included in the heading Property and Equipment (see Note 6.2), the lease liability is shown separately as current and non-current in the statements of financial position, and interest on the lease liability is included in the heading Finance Expenses.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
As a result of the Group’s early adoption of IFRS 16, the impact on the Group’s financial position as of July 1, 2018 and statement of profit or loss and comprehensive income was as follows:
Consolidated Statement of Financial Position - Impact of IFRS 16 at initial adoption
DR / (CR)
(US$’000)
Account	Impact of adoption of IFRS 16
Assets
Right-of-use assets - reclassification from prior finance leases at initial adoption	3,547
Right-of-use assets - recognized at initial adoption	53,733
Liabilities
Lease liabilities - reclassification from prior finance leases at initial adoption	(2,765)
Lease liabilities - recognized at initial adoption	(54,191)
Other liabilities	458

[1]Finance expenses & depreciation	(782)

Equity
Accumulated Deficit	—
1	Finance expenses and depreciation of $0.8 million represent the amount of finance leases upon adoption of IFRS 16.
Consolidated Statement of Profit or Loss and Comprehensive Income - Impact of IFRS 16 at initial adoption
DR / (CR)
(US$’000)
Account	Impact of adoption of IFRS 16
Income Statement
Other operating costs	(11,720)
Depreciation and amortization	10,286
Interest expense	4,021
Net loss	2,587
The reconciliation between the amounts of lease liabilities recognized at initial adoption of IFRS 16 and the amount of operating lease commitments disclosed in the Notes to the consolidated financial statements for the year ended June 30, 2018 is as follows:
Lease liabilities - Recognized at initial adoption
(US$’000)
Operating lease commitments at June 30, 2018	32,135
Discounted at the date of initial adoption at weighted average rate of 9.8%	26,228
Short-term leases not included in lease liabilities	(915)
Renewal options not included in commitments	28,055
Lease not included in commitments	823
Lease liabilities at July 1, 2018 after initial adoption	54,191

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
3.3	Intangible assets
3.3.1	Goodwill
Goodwill represents the excess of the cost of a business combination over the total acquisition date fair value of the identifiable assets, liabilities and contingent liabilities acquired.
Cost comprises the fair value of assets given, liabilities assumed and equity instruments issued, plus the amount of any non-controlling interests in the capital plus, if the business combination is achieved in stages, the fair value of the existing equity interest in the capital. Contingent consideration is included in cost at its acquisition date fair value and, in the case of contingent consideration classified as a financial liability, re-measured subsequently through the consolidated statement of profit or loss and other comprehensive income. Direct costs of acquisition are expensed immediately.
Goodwill is capitalized as an intangible asset with any impairment in carrying value being charged to the consolidated statements of profit or loss and other comprehensive income. Where the fair value of identifiable assets, liabilities and contingent liabilities exceed the fair value of consideration paid, the excess is credited in full to the consolidated statements of profit or loss and other comprehensive loss on the acquisition date.
3.3.2	Other intangible assets
Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives.
Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques (see section related to critical estimates and judgements above).
Expenditure on internally developed products is capitalized if it can be demonstrated that:
•	it is technically feasible to develop the product for it to be sold
•	adequate resources are available to complete the development
•	there is an intention to complete and sell the product
•	the Group is able to sell the product
•	sale of the product will generate future economic benefits, and
•	expenditure on the project can be measured reliably
Capitalized development costs are amortized over the periods the Group expects to benefit from selling the products developed. The amortization expense is included within the “Depreciation and amortization” line in the consolidated statements of profit or loss and other comprehensive income. Development expenditures not satisfying the above criteria and expenditures associated with the research phase of internal projects is charged out in the consolidated statements of profit or loss and other comprehensive loss.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
The significant intangibles recognized by the Group, their useful economic lives and the methods used to determine the cost of intangibles acquired in a business combination are as follows:
Intangible Asset	Useful economic life	Valuation method
Customer lists	5 - 6 years	Straight line
Software	3 - 5 years	Straight line
3.4	Impairment of non-financial assets
Goodwill and other intangibles:
Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Additionally, these assets are subject to impairment tests whenever events or changes in circumstances which indicate that their carrying amount may not be recoverable. In those instances where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.
When it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (“CGUs”).
Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.
Property, Plant and Equipment:
The carrying amounts of the Group’s assets including right-of-use assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment loss. If any such indication exists, the asset’s recoverable amount is estimated in order to determine the extent of the impairment loss, if any. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. Impairment losses are charged to the consolidated statement of comprehensive income in other operating expenses. During the years ended June 30, 2019 and 2018, no impairments have been recorded.
Impairment charges are included in the consolidated statements of profit or loss and other comprehensive loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.
3.5	Financial instruments
3.5.1	Adoption of IFRS 9, Financial Instruments
IFRS 9 effective for annual periods beginning on or after January 1, 2018, contains new requirements that cover classification and measurement, impairment, and hedge accounting. It replaces the rules based model in IAS 39 with an approach that bases classification and measurement on the business model of an entity and on the cash flows associated with each financial asset.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
For classification and measurement of the financial liabilities designated as fair value through profit and loss, IFRS 9 requires that changes in own credit risk should generally be recognized directly in other comprehensive income. IFRS 9 sets out a new forward looking ‘expected credit loss (ECL)’ model which replaces IAS 39 incurred loss model for the following:
•
Trade receivables, Initial Receivables, Renewal Receivables and contract assets – For the various receivable balances which we maintain with our 3rd party customers, the individual subsidiaries perform an analysis on the collectability of the receivable and apply any applicable reserve which is then recorded through consolidated statements of profits and loss and other comprehensive income.

•
The Company does perform an overall review on the overall health of the clients and deem that there is no significant risk in a similar fashion that an expected credit loss model would produce. This will include a review of any public information available regarding the customer including, but not limited to, Securities and Exchange Commission (SEC) filings, press releases and analysts commentary.

The Group adopted IFRS 9, which addresses the classification, measurement and de-recognition of financial assets and financial liabilities, on July 1, 2018, considering the cumulative impact at this date in assessing whether an adjustment to opening reserves is required.
Based on the information, the Group analyzed the financial instruments within its consolidated statements of financial position and deems that the impact of IFRS 9 is either nil or immaterial to the financial statements.
The Group classifies its financial assets and financial liabilities at initial recognition into the following categories in accordance with application of IFRS 9 Financials Instruments.
3.5.2	Financial assets
The Group classifies all its financial assets at amortized cost. The Group has not classified any of its financial assets as fair value through profit or loss.
The Group includes in this category trade and other receivables, deposits, due from related parties and cash and cash equivalents.
These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (e.g. trade receivables), but also incorporate other types of contractual monetary asset.
They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.
For impairment provisions, the Group applies the IFRS 9 simplified approach to measure expected credit losses using a lifetime expected credit loss provision for trade receivables to measure expected credit losses on a collective basis. Trade receivables are grouped based on a similar credit risk and ageing. Our historic treatment is not materially different to the simplified approach under IFRS 9. The Company measures ECL and recognizes credit loss allowance at each reporting date. The measurement of ECL reflects: (i) an unbiased and probability weighted amount that is determined by evaluating a range of possible outcomes, (ii) time value of money and (iii) all reasonable and supportable information that is available without undue cost and effort at the end of each reporting period about past events, current

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
conditions and forecasts of future conditions. The expected loss rates are based on the Group’s historical credit losses experienced over the three year period prior to the period end. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the Group’s customers. The Group has identified the gross domestic product (GDP), unemployment rate and inflation rate as the key macroeconomic factors in the countries where the Group operates. Other financial assets includes time deposits and other receivables, and the Group has determined that credit risk has not increased significantly on those assets and considers to have low credit risks at the reporting date.
The Group applies the IFRS 9 general approach to measure expected credit losses using a lifetime expected credit loss provision for related party balances to measure expected credit losses on a collective basis.
From time to time, the Group elects to renegotiate the terms of trade receivables due from customers with which it has previously had a good trading history. Such renegotiations will lead to changes in the timing of payments rather than changes to the amounts owed and, in consequence, the new expected cash flows are discounted at the original effective interest rate and any resulting difference to the carrying value is recognized in the consolidated statement of comprehensive income (operating profit).
The Group’s assets at amortized costs comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.
Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short term highly liquid investments with original maturities of three months or less.
3.5.3	Financial liabilities
The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.
Fair value through profit and loss (“FVTPL”):
The warrant liability is classified as a financial liability at FVTPL and valued using the Monte Carlo simulation. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognized in profit or loss.
Other financial liabilities:
The Group includes in this category trade and other payables, borrowings, and due to related parties.
Trade payables and other short-term monetary liabilities, which are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method. Gains and losses are recognized in the Statement of profit or loss and other comprehensive income/loss when the liabilities are derecognized as well as through the effective interest rate method amortization process. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect the estimates.
Other financial liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument.
Interest bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position.
For the purposes of each financial liability, interest expense includes initial transaction costs and any premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.
Receivables and payables made to the Group companies outside the control of IBEX Limited are presented under the heading due to/from related parties. When denominated in a currency other than the US dollar, they are translated to US dollar at closing rates. Related parties receivables and payables are initially recognized at fair value and subsequently measured at amortized cost.
3.6	Renewal receivables
Renewal receivables are recognized against insurance commission on policies already sold but expected to be renewed and collected in future years. These expected revenues are estimated based on historical policy retention patterns and discounted at an appropriate discount rate. Renewal receivables are subsequently adjusted when related revenue is realized or in the event where the policies are not renewed. Renewal receivables are recognized and measured in accordance with the provisions of IFRS 15 - Revenue from Contracts with Customers. Renewal receivables are related to discontinued operations described in Note 30.3.
3.7	Trade receivables
Trade receivables are recognized and carried at original invoice amount less an allowance for expected credit losses.
3.8	Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and for the purpose of the statement of cash flows - bank overdrafts. Bank overdrafts are shown within loans and borrowings in current liabilities on the consolidated statement of financial position.
3.9	Adoption of IFRS 15 Revenue from Contracts with Customers
Revenues are measured at the fair value of the consideration received or receivable, net of discounts and related taxes.
In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further, the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
This standard was mandatory for the accounting period beginning on January 1, 2018, and has been applied with Cumulative catch-up approach on July 1, 2018.
IFRS 15 lays out a five step process to ascertain the amount and timing of revenue that should be recognized.
•
Step 1: Identify the contract: The Company determines whether a contract exists between the reporting entity and customers that identifies rights, payment terms, has commercial substance and basis for collectability can be determined.

•
Step 2: Identify the Performance Obligations: The Company reviews the nature of the goods or service to be rendered in the contract and whether these are distinct. The reporting entity should recognize the revenue when it satisfies the performance obligations.

•
Step 3: Determine the transaction price: The amount of consideration expected to be received is defined which may be fixed or variable. With variable consideration the reporting entity can reasonably estimate the expected consideration. This step includes consideration of the various criteria which need to be identified and analyzed in determining whether revenues are fixed, variable or both.

•
Step 4: Allocate the transaction price to the performance obligations in the contracts – Where separate performance obligations exist, the reporting entity allocates and assigns the consideration to the respective performance obligations.

•	Step 5: Revenue Recognition: Recognize revenue to when the entity satisfies the performance obligations.
The standard permits two possible methods of transition:
•
Full retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

•	Cumulative catch-up approach - Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application.
See below for impact of IFRS 15 (Note 3.9.1).
Customer Management
Revenues from the Customer Engagement and Customer Expansion divisions of the Customer Management (“Customer Mgmt”) segment are recognized over the period as the services are performed on the basis of the number of billable hours or other contractually agreed metrics. Revenues from inbound and outbound telephonic and internet-based communication services that are customized to the customers’ needs are recognized at the contractual rates as services are provided. Revenues for the initial training that occurs upon commencement of a new client contract are deferred and recognized over the estimated life of the client program if that training is billed separately to a client. Training revenues are then recognized on a straight-line basis over the life of the client contract, as it is not considered to have a standalone value to the customer. The related expenses are immediately charged to the income statement as incurred. Revenues are recognized in the amount as per the contractual billing rights which the segment has a right to invoice.
Customer Experience revenues are recognized over the period of a client’s subscription contract on a basis that reflects usage of the product at the client’s location. Revenues and expenses related to set-up fees to

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
customize the customer experience solution for client’s specific needs are deferred and recognized on a straight-line basis over the period in which the related service delivery is expected to be performed. Revenues related to additional consulting services are recognized over the period as the related services are performed on a per hour basis.
As a result of the adoption of IFRS 15 IBEX Global Limited was impacted by the deferral of training revenues. As the revenues generated from training did not qualify to be treated as a performance obligation, the requirement was to defer those revenues over the life of the agreement, which are typically 1- 1.5 years.
The associated costs for most clients under the new guidance requires that all costs associated with training are immediately recognized into expense in accordance with IAS 38, as IFRS 15 defers to IAS 38 regarding costs associated with training. Consistent with the cumulative catch – up approach, IBEX Global Limited has adjusted the prior period amount as an opening balance sheet adjustment, effective July 1, 2018 rather than adjusting the prior period amounts.
Customer Acquisition
Revenues from the Customer Acquisition (“Customer Acq”) segment are recognized upon the successful purchase of clients’ services as reported to the Group in monthly, semi-monthly or weekly intervals by clients. The data provided by clients to the Group include detail on pricing and product level activations from all channels (i.e. web-portal orders, call center orders, or affiliate or partner orders placed on the Group’s behalf) on the basis of which the clients calculate the payments owed to the Group. The payments received are reconciled to the activation data transmitted to the Group by the clients. Revenue is recognized from this segment at this point of time.
Revenues from the ETQ consist of commissions earned primarily from the sale by the Group to senior citizens and other eligible recipients (e.g. people with disabilities) of Medicare private insurance policies offered by leading U.S. insurance carriers. The commissions earned are dependent on the type of Medicare product sold, where the insured is based and the month in which the policy becomes effective. The commissions are based on a pre-determined rate card for which guidance and ranges are set by the regulatory body - CMS (Center for Medicare and Medicaid). The Company recognizes revenue on the sale date of the insurance policy after taking appropriate provisions for any cancellations during the first year of sale.
Costs of fulfilling contracts do not result in the recognition of an asset as the majority of revenue is recognized at a point in time and control of the asset is transferred to the customer when the service is transferred therefore no asset in relation to costs to fulfil contracts has been recognized. In relation to costs incurred to obtain a contract, no asset is recognized because the majority of costs (i.e. travel, employee commission, administrative expenses) are short-term in nature and also insignificant therefore they are recognized in the profit and loss account when incurred.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
3.9.1	Impact of the adoption of IFRS 15
The Group has elected to adopt utilizing the full cumulative catch-up approach - Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application.
As of June 30, 2019
	DR / (CR)
	(US$’000)
		IFRS 15 Impact
Account	Excluding impact of IFRS 15 Adoption	Customer Mgmt	Customer Acq	As Reported
Assets
Deferred expenses (ST / LT)	661	(661)	—	—

Liabilities
Deferred revenue (ST / LT)	(3,386)	(1,755)	—	(5,141)
Current tax liability	(1,386)	(81)	—	(1,467)

Equity
Accumulated Deficit	114,679	2,497	—	117,176
For the year ended June 30, 2019
	DR / (CR)
	(US$’000)
		IFRS 15 Impact
Account	Excluding impact of IFRS 15 Adoption	Customer Mgmt	Customer Acq	As Reported
		Continuing Operations	Continuing Operations	Continuing Operations
Income Statement
Revenues & Other income	369,532	1,152	—	368,380
Payroll and related costs & share-based payments	260,426	(1,747)	—	258,679
Other operating costs	110,935	(330)	—	110,605
Income tax expense	3,534	81	—	3,615
Net income	(5,363)	(844)	—	(4,519)

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Impact of IFRS 15 on discontinued operation is $3.1 million in the consolidated statement of profit or loss and comprehensive income during the year ended June 30, 2019.
July 1, 2018 Opening Balance Sheet Adjustment
	DR / (CR)
	(US$’000)
		IFRS 15 Impact
Account	June 30, 2018 Excluding impact of IFRS 15 Adoption	Customer Mgmt	Customer Acq	As Reported, July 1, 2018
Assets
Renewal Receivables (ST / LT)	35,900	—	220	36,120
Initial Commission Receivable	(898)	—	1,041	143
Deferred expenses (ST / LT)	2,738	(2,738)	—	—

Liabilities
Deferred revenue (ST / LT)	(6,365)	(603)	—	(6,968)

Equity
Accumulated Deficit	126,061	3,341	(1,261)	128,141
Customer Management:
Revenue for the initial training that occurs upon commencement of a new client contract is deferred over the estimated life of the client program and matched against the associated expenses if that training is billed separately to a client. Training revenue is then recognized on a straight-line basis over the life of the client contract as it is not considered to have a standalone value to the customer. These costs are immediately charged to the income statement as incurred with the adoption of IFRS 15. Prior to IFRS 15, training cost were deferred over the life of the contract.
Customer Acquisition:
The commission revenues are earned primarily from the sale of Medicare Insurance policies. It assists eligible consumers, US senior citizens or other eligible recipients (e.g. disabled people) to select between Medicare products offered by leading private insurance carriers in the US.
Once the Carrier accepts a new insured, a carrier confirmation number is generated and the sale is made on the date the policy comes into effect. The Carrier then pays a commission to Company at the agreed rates for the first full year (initial year) of the policy. Historically, the Company recognizes revenue on the effective date of the insurance policy. As a result of IFRS 15, the Company will record the revenue based on the sales date, which represents the issuance of the confirmation number from the carrier and is earlier than the use of the effective date.
3.10	Provisions
A provision is recognized in the statement of financial position when the Group has a legal or constructive obligation as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
The Group has recognized provisions against legal disputes. Provisions are made for costs to defend legal disputes where it is considered that an outflow of economic benefit is probable. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. Provisions are reviewed at each statement of financial position date and adjusted to reflect the current best estimate.
3.11	Profit or loss from discontinued operations
A discontinued operation is a component of the Group that either has been disposed of, or is classified as held for sale. Profit or loss from discontinued operations comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal group(s) constituting the discontinued operation (see also Note 30.3).
3.12	Retirement benefits
Defined contribution pension schemes
Contributions to defined contribution pension schemes are charged to the consolidated statement of profit or loss and other comprehensive income in the year to which they relate.
United States based subsidiaries
The Group’s United States (“US”) based subsidiaries have qualified defined contribution plans. Employees who meet certain eligibility requirements, as defined, are able to contribute up to federal annual maximums. The Retirement Plan provides for company matching contributions of 25.0% of the first 6.0% of employee contributions to the Retirement Plan, which vests 25.0% per year over a four-year period.
TRG Marketing Solutions Limited
This subsidiary operates a defined contribution pension plan with a third party. Under this scheme, TRG Marketing Solutions Limited makes contributions for employees who have not opted out of the voluntary pension scheme.
Virtual World (Private) Limited and IBEX Global Solutions (Private) Limited
Virtual World (Private) Limited, IBEX Global Solutions (Private) Limited, and DS (Private) Limited operate a defined contribution plan (i.e. recognized provident fund scheme) for all its permanent employees. Equal monthly contributions at the rate of 6.5% of the basic salary (Virtual World (Private) Limited) and 6.5% of the gross salary (IBEX Global Solutions (Private) Limited and DGS (Private) Limited) are made to the Provident Fund (the Fund) both by the subsidiaries and the employees of the respective entities. The assets of the Fund are held separately under the control of trustees for such fund. Contributions made by the subsidiaries are charged to the consolidated statement of profit or loss and other comprehensive income.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Defined benefit schemes
Defined benefit scheme surpluses and deficits are measured at:
•	The fair value of plan assets at the reporting date; less
•
Plan liabilities calculated using the projected unit credit method discounted to its present value using yields available on high quality corporate bonds that have maturity dates approximating to the terms of the liabilities and are denominated in the same currency as the post-employment benefit obligations; less

•	The effect of minimum funding requirements agreed with scheme trustees
Re-measurements of the net defined obligation are recognized directly within other comprehensive income. The re-measurements include:
•	Actuarial gains and losses
•	Return on plan assets (interest exclusive)
•	Any asset ceiling effects (interest exclusive)
Service costs are recognized in the consolidated statement of profit or loss and other comprehensive income, and include current and past service costs as well as gains and losses on curtailments.
Net interest expense / income is recognized in the consolidated statement of profit or loss and other comprehensive income, and is calculated by applying the discount rate used to measure the defined benefit obligation / asset at the beginning of the annual period to the balance of the net defined benefit obligation / asset, considering the effects of contributions and benefit payments during the period.
Gains or losses arising from changes to scheme benefits or scheme curtailment are recognized immediately in the consolidated statement of profit or loss and other comprehensive income. Settlements of defined benefit schemes are recognized in the period in which the settlement occurs.
IBEX Philippines, Inc. and IBEX Global Solutions (Philippines) Inc. operate an unfunded defined benefit scheme.
Under the plan, pension costs are actuarially determined using the projected unit credit method. This method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Gains or losses on the curtailment or settlement of pension benefits are recognized when the curtailment or settlement occurs. All actuarial gains and losses are recognized in the year in which they arise, with re-measurements presented within other comprehensive income. The net interest cost is derived by applying a single discount rate to the net surplus or deficit of the fund.
3.13	Share-based payments
In December 2018, the Group terminated both the Stock Option Plan as well as the Phantom Plan, with the exception of those in IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, and IBEX Global Jamaica Limited. The Group in the same period issued the Restricted Share Plan (RSA). The details of the share-based compensation plans are given in Note 19 (Share based compensation plans) to these consolidated financial statements.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
The Company uses the fair value method of accounting for both, the share options and restricted stock award plan. The fair value of these share options are estimated using the Black-Scholes pricing model. The measurement of share options at fair value is based on the Black-Scholes option pricing model taking into account the following variables:
•	The share price.
•	The strike price.
•	Volatility determined based on historical prices of our shares.
•	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.
•	The risk free interest rate.
The measurement of the RSA plan is based on the valuation provided by a third party valuation firm which the Group applied as the Fair Value of the awards.
The Group recognizes compensation expense for stock options on an accelerated basis over the requisite service period of the award. Any excess tax benefits or expense related to employee share-based payments, if any, are recognized as income tax benefit or expense in the consolidated statements of comprehensive loss when the awards vest or are settled.
The Group also operates a Phantom share option scheme (a cash settled share-based payment). An option pricing model (Black Scholes) is used to measure the Group’s liability at each reporting date, taking into account the terms and conditions and the extent to which employees have rendered service. Movements in the liability (other than cash payments) are recognized in the consolidated statement of profit or loss and other comprehensive income.
3.14	Warrant Shares
The Company accounts for the warrants to purchase its common shares in accordance with the provisions of IAS 32 − Financial Instruments: Presentation and IFRS 9 – Financial Instruments. The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).
The Company assessed the classification of warrant as of the date it was issued and determined that such instruments met the criteria for liability classification. The warrant is reported on the consolidated statement of financial position as a liability at fair value using the Black-Scholes valuation method. The initial value was recorded as a long term liability on the consolidated statements of financial position with the common shares underlying the warrant which have vested recorded as contra revenue and the remainder recorded to long term assets.
The total fair value of the warrant liability is determined at the end of each reporting period by multiplying the fair value of a warrant by the total number of warrants that are expected to vest under the arrangement based on the satisfaction of the specified revenue milestones provided in the warrant. The total number of warrants that are expected to vest is based upon the cumulative revenues that are expected, as determined at the end of each reporting period, to be earned from Amazon during a period of 7.5 years ending on June 30, 2024.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
In December 2017, the Group elected to utilize the Black Scholes valuation model to calculate the fair value of the Amazon warrants as the imminent IPO was anticipated to be $14.0 to $15.0, which would have no impact on the warrant’s strike price. As the IPO did not consummate in March 2018 as anticipated, the Monte Carlo simulation was used to value the warrants in June 2018 to capture the anti-dilution feature if a qualified IPO were to occur within the next year for calculating the value of the warrants.
The measurement of the warrant at fair value as of the initial measurement date is based on the Black Scholes valuation model taking into account the following variables:
•	The share price.
•	The strike price.
•	Volatility determined based on historical prices of our shares.
•	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.
•	The risk free interest rate.
At the end of each reporting period, the Company has fair valued the warrant liability with changes in fair value through profit and loss. For the year ended June 30, 2019 and June 30, 2018, the Company used the Monte Carlo simulation, which requires the input of subjective assumptions, including the expected volatility and the expected term.
Given the absence of an active market for the common shares, the Company is required to estimate the fair value of its common shares at the time of each grant.
The Company considers a variety of factors in estimating the fair value of its common shares on each measurement date, including:
•	the Company’s historical and projected operating and financial performance;
•	the Company’s introduction of new products and services;
•	the Company’s completion of strategic acquisitions;
•	the Company’s stage of development;
•	the global economic outlook and its expected impact on the Company’s business; and
•	the market performance of comparable companies.
The long-term asset will be amortized on a systematic basis over the life of the arrangement as revenue is recognized for the transfer of the related goods or services as included Note 3.9 (Customer Management). The Company will review the asset on a reporting period basis to determine whether an impairment is required. In the event that an impairment is needed, the company will reduce the asset and offset to revenues.
3.15	Income taxes
Current tax
Current tax expense is based on taxable income at the current rates of taxation of the respective jurisdictions after taking into account applicable tax credits, rebates and exemptions available, if any.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts management expects to pay to the tax authorities. Any such provisions are based on estimates and are subject to changing facts and circumstances considering the progress of ongoing tax audits, case law and new legislation.
Deferred tax
Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:
•	The initial recognition of goodwill
•	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit, and
•
Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.
The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities / assets are settled / recovered.
Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:
•	The same taxable group company, or
•
Different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

3.16	Foreign Currency
Foreign currency translation
Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which they operate (their “Functional Currency”) are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the consolidated statement of profit or loss and other comprehensive loss. The net exchange losses amounted to $1.3 million (June 30, 2018: $0.4 million) for the year ended June 30, 2019.
On consolidation, the results of overseas operations are translated into dollars at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at the opening rate and the results of

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
overseas operations at the actual rate are recognized in other comprehensive income and accumulated in the foreign exchange reserve. Exchange differences recognized profit or loss in Group entities’ separate consolidated financial statements on the translation of long term monetary items forming part of the Group’s net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.
On disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the profit or loss on disposal.
Transactions denominated in foreign currencies are translated into $USD at the exchange rate at the end of the previous month-end. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in financial result.
3.17	Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset when the entity has a legally enforceable right to offset the recognized amounts and intends either to settle these on net basis or to realize the assets and settle the liabilities simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or winding up of the entity or the counterparties.
3.18	Dividend
Dividends declared subsequent to the balance sheet date are considered as non-adjusting events and are recognized in the consolidated financial statements in the year in which such dividends are approved / transfers are made.
3.19	Standards, interpretations and amendments not yet effective
On February 2018, the IASB issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.
The amendments require an entity:
•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and
•
to recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

The effective date for application of this amendment is the annual period beginning on or after January 1, 2019, though an early application is permitted. The Group is evaluating the effect of this amendment on the consolidated financial statements.
In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
The standard permits two possible methods of transition:
•
Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives.
The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019 and the Group is currently evaluating the requirements of IFRIC 23 and the impact on the consolidated financial statements.
4.	GOODWILL
	June 30, 2019	June 30, 2018
	(US$’000)
Goodwill as of beginning of the year	11,832	11,832
Goodwill acquired during the year	—	—
Goodwill impaired during the year	—	—
Goodwill as of end of the year	11,832	11,832
A cash-generating unit (CGU) is the smallest group of assets that independently generates cash flow and whose cash flow is largely independent of the cash flows generated by other assets. Goodwill arose on various historical acquisitions made by predecessor companies and at June 30, 2019 and June 30, 2018, the carrying amount of goodwill is allocated as follows:
	June 30, 2019	June 30, 2018
	(US$’000)
IBEX (BPO division)	11,626	11,626
DGS (Customer Acquisition division)	206	206
	11,832	11,832

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
The calculation of value in use for the business operations is most sensitive to changes in the following assumptions which are discussed below, together with the amounts by which these key assumptions would have to change (independent of other changes in assumptions) for an impairment to arise. Management has calculated the recoverable amount of the cash generating unit to exceed its carrying amount by $271.8 million:
Testing for impairment of goodwill
Key assumptions applied in impairment testing
The recoverable amounts of all the CGUs have been determined from value in use calculations based on cash flow projections from formally approved budgets covering a five year period from 2019 to 2023. The first year of the projections is based on detailed budgets prepared by management as part of the Group’s performance and control procedures. Subsequent years are based on extrapolations using the key assumptions listed below which are management approved projections. The discount rate applied to cash flow projections beyond five-years is extrapolated using a terminal growth rate which represents the expected long-term growth rate of the Business Process Outsourcing (“BPO”) sector.
The following rates were used by the Group for the years ended June 30, 2019 and 2018:
	Average revenue growth rate	Average Gross Margin	Discount Rate	Terminal Growth Rate
	%	%	%	%
June 30, 2019	5.6	25.5	10.6	5
June 30, 2018	6.7	18.7	11.5	5
The calculation of value in use for the business operations is most sensitive to changes in the following assumptions:
Revenue growth
Revenue growth assumptions have been derived from projections prepared by management. Management is of the view that these assumptions are reasonable considering current market conditions. An impairment in the carrying value of goodwill would not arise if the 2020-2023 average revenue growth rate declined to nil.
Cost of sales and gross margin
Cost of sales has been projected on the basis of multiple strategies planned by management to ensure profitable operations. These strategies include cost minimization mechanisms such as offshore migration of labor, centralization of support activities and increasing efficiency of service delivery, resulting in improved gross margins over the forecasted period. An impairment in the carrying value of goodwill would not arise even if the 2020 estimated gross margin is decreased significantly.
Discount rate
Discount rates reflect management estimates of the rate of return required for the business and are calculated after taking into account the prevailing risk-free rate, industry risk and business risk. Discount rates are calculated using the weighted average cost of capital. An impairment in the carrying value of goodwill would not arise if the weighted average cost of capital were to increase significantly.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
5.	OTHER INTANGIBLE ASSETS
	Patents	Trademarks	Customer lists	Software	Total
	(US$’000)
Cost
At July 1, 2018	541	371	2,817	18,348	22,077
Additions	—	—	—	622	622
Foreign exchange movements	—	—	—	28	28
Disposal of subsidiary	—	—	—	(534)	(534)
At June 30, 2019	541	371	2,817	18,464	22,193
Accumulated amortization and impairment
At July 1, 2018	196	—	2,187	15,513	17,896
Disposal of subsidiary	—	—	—	(521)	(521)
Impairment charge for the year	—	—	163	—	163
Amortization charge for the year	—	—	127	1,600	1,727
At June 30, 2019	196	—	2,477	16,592	19,265
Net book value
At June 30, 2019	345	371	340	1,872	2,928
At June 30, 2018	345	371	630	2,835	4,181

Cost
At July 1, 2017	541	371	2,742	17,921	21,575
Additions	—	—	75	506	581
Foreign exchange movements	—	—	—	(5)	(5)
Disposal	—	—	—	(74)	(74)
At June 30, 2018	541	371	2,817	18,348	22,077
Accumulated amortization
At July 1, 2017	196	—	1,950	13,462	15,608
Amortization charge for the year	—	—	237	2,051	2,288
At June 30, 2018	196	—	2,187	15,513	17,896
Net book value
At June 30, 2018	345	371	630	2,835	4,181
At June 30, 2017	345	371	792	4,459	5,967
Amortization Rate			16.67% to 50.00%	20.00% to 33.33%
Estimated remaining useful life
Customer Lists			5 - 6 Years
Software			3 - 5 Years

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Amortization charge for the years ended June 30, 2019 and 2018 comprise of:
	June 30, 2019	June 30, 2018
	(US$’000)
Amortization from continued operations	1,722	2,273
Amortization from discontinued operations	5	15
Total	1,727	2,288
5.1	Net book value of software licenses held under finance lease is $0.3 million as of June 30, 2019 (June 30, 2018: $0.2 million).
5.2
As of June 30, 2019, Software includes, on a net basis, $0.4 million (June 30, 2018: $0.8 million) capitalized for an internally generated software tool titled as “Clearview”. Management has assessed the useful life of Clearview to be five years.

5.3
Trademarks and patents are capitalized at cost of acquisition and are not amortized but are tested for impairment annually. Trademarks and patents have an indefinite life on the grounds of the proven longevity of the trademarks or patents and the Group’s commitment to maintaining those trademarks or patents.

5.4	Estimated amortization expense for the next five years is projected to be:
(USD$)
2020	1.2 millions
2021	0.8 millions
2022	0.2 millions
2023	—
2024	—
During the year ended June 30, 2019, one of the Group’s subsidiaries recorded an impairment amounting $0.2 million (2018: nil) which is recognized in other operating costs.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
6.	PROPERTY AND EQUIPMENT
	Buildings	Leasehold Improvements	Furniture, fixture and equipment	Computer Equipment	Vehicles	Assets under Construction	Total
	(US$’000)
Cost
At July 1, 2018	641	16,585	18,456	39,617	310	33	75,642
Adoption of IFRS 16	52,910	—	—	623	200	—	53,733
At July 1, 2018 - restated	53,551	16,585	18,456	40,240	510	33	129,375
Additions	30,925	1,101	2,453	4,034	356	2,781	41,650
Transfer from CWIP	—	—	—	33	—	(33)	—
Foreign exchange movements	(1,599)	(64)	(219)	(456)	(35)	—	(2,373)
Disposal of subsidiary	(8,800)	(301)	(910)	(865)	(10)	—	(10,886)
Disposal	—	(3)	(5)	(2)	(62)	—	(72)
At June 30, 2019	74,077	17,318	19,775	42,984	759	2,781	157,694

Accumulated depreciation
At July 1, 2018	225	10,750	12,267	33,226	275	—	56,743
Disposal of subsidiary	(609)	(56)	(349)	(418)	(4)	—	(1,436)
Charge for the year	10,806	1,980	2,411	4,643	238	—	20,078
At June 30, 2019	10,422	12,674	14,329	37,451	509	—	75,385

Net book value
At June 30, 2019	63,655	4,644	5,446	5,533	250	2,781	82,309
At June 30, 2018	416	5,835	6,189	6,391	35	33	18,899

Cost
At July 1, 2017	538	15,169	16,869	35,790	286	773	69,425
Additions	103	1,634	1,963	3,260	66	24	7,050
Transfer from CWIP	—	—	—	764	—	(764)	—
Foreign exchange movements	—	(209)	(319)	(189)	(3)	—	(720)
Disposal	—	(9)	(57)	(8)	(39)	—	(113)
At June 30, 2018	641	16,585	18,456	39,617	310	33	75,642

Accumulated depreciation
At July 1, 2017	140	8,636	9,447	28,144	244	—	46,611
Charge for the year	85	2,114	2,820	5,082	31	—	10,132
At June 30, 2018	225	10,750	12,267	33,226	275	—	56,743

Net book value
At June 30, 2018	416	5,835	6,189	6,391	35	33	18,899
At June 30, 2017	398	6,533	7,422	7,646	42	773	22,814

Depreciation rate	10.00%	20.00% to 33.33%	20.00% to 33.33%	33.33%	20.00%
No impairment of property, plant and equipment was recorded in the years ending June 30, 2019 and 2018.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Depreciation charge for the years ended June 30, 2019 and 2018 comprise of:
	June 30, 2019	June 30, 2018
	(US$’000)
Depreciation from continued operations	19,173	9,910
Depreciation from discontinued operations	905	222
Total	20,078	10,132
6.1	Net book value of assets held under finance lease is as follows:
	Buildings	Leasehold Improvements	Furniture, fixture and equipment	Computer Equipment	Vehicles	Assets under Construction	Total
	(US$’000)
June 30, 2019	—	—	—	—	—	—	—
June 30, 2018	—	392	2,637	1,082	17	—	4,128
6.2	Right of use assets comprise of:
	Building	Leasehold Improvements	Furniture, fixture and equipment	Computer Equipment	Vehicles	Assets under Construction	Total
	(US$’000)
Right-of-use assets
Balance at July 1, 2018
Reclassification from prior finance leases at initial adoption	—	367	2,800	376	4	—	3,547
Recognized at initial adoption	52,910	—	—	623	200	—	53,733
Total	52,910	367	2,800	999	204	—	57,280
Additions	30,925	98	107	506	224	1,488	33,348
Disposal - net of depreciation	(8,191)	—	(225)	(65)	—	—	(8,481)
Foreign exchange movements	(1,572)	12	70	(131)	(27)	—	(1,648)
Depreciation charge for the year	(10,715)	(156)	(1,432)	(396)	(119)	—	(12,818)
Balance at June 30, 2019	63,357	321	1,320	913	282	1,488	67,681

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
6.3	Lease liabilities:
June 30, 2019
(US$’000)
Lease liabilities included in statement of financial position as of June 30, 2019	69,234
Current	10,632
Non Current	58,602
In the previous year, the Group only recognized lease assets and lease liabilities in relation to leases that were classified as ‘finance leases’ under IAS 17 Leases. The assets were presented in leasehold improvement, building, furniture, and office & computer equipment and vehicles and the liabilities as part of the Group’s borrowings. For adjustments recognized on adoption of IFRS 16 on July 1, 2018, please refer to Notes 3.2 and 13.1.
6.4	Description of lease activities:
The Group leases buildings for its offices, equipment and vehicles. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leases are typically made for a fixed period of 3-5 years and may include renewal options, which provide operational flexibility and when recognizing right-of-use assets and lease liabilities, the Group includes certain renewal options where the Group is reasonably assured to exercise the renewal option. The operating leases recognized have reasonably assured lease terms ranging from 2 to 15 years. The Group allocates the consideration in the contract of lease related to the building to the lease and non-lease components based on their relative stand-alone prices.
6.5	Other lease disclosures:
A maturity analysis of lease liability is shown in Note 22.3. The interest expenses on lease liabilities is $4.4 million. The expense incurred relating to short-term leases, not included in the measurement of lease liabilities, is $1.0 million and no other variable lease payments were incurred during the year ended June 30, 2019. The total cash outflow for leases amounted $10.5 million.
The Group recognized 87 leases related to right of use assets. During the year ended June 30, 2019, there were 23 new leases and 6 disposal of leases.
6.6	Security Interest on property and equipment
The net book value of property and equipment at June 30, 2019 and 2018 includes $8.0 million and $11.0 million, respectively, of assets that are pledged as security for borrowings.
7.	INVESTMENT IN JOINT VENTURE
On January 1, 2016, one of the subsidiaries of the Group (“the Subsidiary”) made a 47.5% investment in a Joint Venture Lake Ball LLC, doing business as Clear Connect, with Innovative Business Solutions (‘IBS’) with a purpose to procure and sell commercial leads for the Subsidiary’s customers. The country of

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
incorporation and principle place of business of Lake Ball LLC is the United States of America. The investment is accounted for under the equity method of accounting. As of June 30, 2019, the market value of the investment amounts to $0.2 million (June 30, 2018: $0.39 million). The details of the investment are as follows:
	June 30, 2019	June 30, 2018
	(US$’000)
Opening balance	392	294
Return on investment during the year	(96)	(82)
Dividend received during the year	(420)	(100)
Share of profit for the year	351	280
Ending balance	227	392
Share of profit for the year ended June 30, 2019 and June 30, 2018 of $0.4 million and $0.3 million, respectively, is included in the other operating costs in statement of profit or loss and comprehensive income.
Summarized financial information of equity accounted Joint Venture from the financial statements of Lake Ball LLC is as follows:
	For the Year Ended
	June 30, 2019	June 30, 2018
	(US$’000)
Revenue	2,140	1558
Profit after tax	739	589
Other comprehensive income	—	—
Total comprehensive income / (loss)	739	589
8.	OTHER ASSETS
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Deposits		1,930	1,873
Prepayments	8.1	909	888
Other		559	704
Other Assets		3,398	3,465
8.1	These include prepayments for call center optimization services which are amortized over 120 months.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
9.	TRADE AND OTHER RECEIVABLES
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Trade receivables
Trade receivables - gross		65,886	52,038
Less: Allowance for credit losses	9.1	(2,209)	(2,244)
Trade receivables - net		63,677	49,794
Less: receivables attributable to related parties, net		(652)	(276)
Trade receivables - net closing balance		63,025	49,518

Other receivables
Prepayments		3,149	3,117
Advance Tax		1,457	2,390
VAT receivables		1,039	334
Other receivables		1,091	781
Deposits		1,373	585
		8,109	7,207
		71,134	56,725
9.1	Allowance for credit losses
	June 30, 2019	June 30, 2018
	(US$’000)
Opening balance	2,244	3,658
Foreign exchange movements	(273)	(81)
Loss allowance recognized during the year	343	1,048
Trade receivables written off against allowance	(105)	(2,381)
Closing balance	2,209	2,244
9.2	For discussions associated with the adoption of IFRS 9, see Note 3.5.1 and Note 22.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
10.	CASH AND CASH EQUIVALENTS
	June 30, 2019	June 30, 2018
	(US$’000)
Balances with banks in:
− current accounts	7,079	12,384
− deposit accounts (with a maturity of 3 months or less at inception)	1,783	1,128
	8,862	13,512
Cash in hand	11	7
	8,873	13,519
11.	DEFERRED REVENUE
	June 30, 2019	June 30, 2018
	(US$’000)
Deferred revenue	5,141	6,365
Less: current portion of deferred revenue	(4,388)	(5,657)
	753	708
12.	SHARE CAPITAL AND OTHER RESERVES
12.1	Authorized share capital
The Holding Company’s authorized share capital is $12,000 and the authorized share capital was previously divided into 4,749,861 preference shares and 115,250,139 common shares of par value $0.0001 each.
On March 16, 2018 the Holding Company’s authorized share capital was consolidated and divided into 103,223,990.46 common shares and 4,254,221.39 preference shares of par value $0.000111650536 each, and the shares held by the existing shareholders at that time duly converted.
On December 21, 2018, the Group issued a revised equity structure converting the Holding Company’s authorized share capital of $12,000 to the following new structure, noting that all shares set out below have a par value of $0.000111650536 each:
•	Series A Convertible Preferred (“Series A”) - The maximum number of Series A Convertible Preference Shares shall be one (1) whose holder is The Resource Group International Limited (“TRGI”).
•
Series B Convertible Preferred (“Series B”) - The maximum number of Series B Convertible Preference Shares shall be 12,512,994.466500, of which 11,083,691.3814 Series B shares are issued and outstanding as of June 30, 2019.

•
Series C Convertible Preferred (“Series C”, and together with the Series A shares and the Series B Shares, the “Preferred Convertible Shares”) - The maximum number of Series C Convertible Preference Shares shall be 12,639,389.35000 of which 111,986.4786 Series C shares are issued and outstanding as of June 30, 2019.

•	Class A Common Shares (“Class A”) – The maximum number of Class A shares shall be 79,766,504.249454. There are no Class A shares issued and outstanding as of June 30, 2019.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
•
Class B Common Shares (“Class B”, and together with the Class A shares, the “Common Shares”) - The maximum number Class B shares shall be 2,559,323.13 which are authorized for issuance for the Restricted Share Plan, of which 2,375,374 Class B shares have been issued as of June 30, 2019.

The holders of Preferred Convertible Shares shall be entitled to vote, together with the holders of Class A shares, as a single class on all matters submitted to the shareholders for a vote.
At the time of a consummation of a qualified initial public offering (“IPO”) the following conversions will occur on a mandatory basis:
•	Series A will convert to Series C on a 1:1 basis
•	Series B will convert to Series C on a 1:1 basis
•
Series C (including those existing as a result of the above conversions) will then convert to Class A on a pro rata basis based on a specified metric which includes factors such as IPO price and number of preferred shares issued at time of conversion and which will result in each Series C share converting into more than one Class A common share.

•	Class B will convert to Class A on a 1:1 basis.
In the event that the Holding Company declares a dividend, the Company shall not declare nor pay any dividends or make any distribution upon other class of shares of the Company until and unless the Company has declared and paid aggregate dividends of at least US$9,499,720.06 with respect to the individual Series A share.
On any voluntary or involuntary liquidation, dissolution or winding-up of the Holding Company, and assuming non-conversion of any preferred shares, Series A holders will be entitled to receive the first approximately $9.5 million of proceeds in the event that such event is treated as an asset sale. Series B will then be entitled to receive the next approximately $53.5 million and Series C holders will then be entitled to receive the next approximately $86.2 million (out of which $47.9 million is waived due to the transfer of shares of Etelequote Limited to the parent Company TRGI see Note 30.3) of proceeds in excess of such $9.5 million, Series C and common holders will then be entitled to receive those proceeds in excess of such $139.7 million. In the event that the liquidation event is treated as a stock sale, Series B and C Holders will be entitled to receive the first approximately $139.7 million of proceeds. Series A, Series C and common holders will then be entitled to receive those proceeds in excess of such $139.7 million.
12.2	Issued, subscribed and paid-in share capital – Pre December 2018
The Holding Company’s initial issued, subscribed and paid-in share capital consisted of preference shares of $475 divided into 4,749,861 preference shares of par value $0.0001 each and share capital of $775 divided into 7,750,141 common shares of par value $0.0001 each. The amount of additional paid-in capital is $96.2 million.
During the year ended June 30, 2017, the Holding Company issued a total of 11,606,000 common shares of par value $0.0001 each to TRGI in return for its investments in the Continuing Business Entities and $190,000 in cash. The investments were transferred from TRGI at their carrying values totaling $87,375,616. These share issues resulted in the recognition of additional paid-in capital totaling $87,565,616, and as noted below 4,749,861 of these common shares were subsequently re-designated into preference shares with the same par value of $0.0001 per share.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
The Holding Company further issued 360,184 common shares to the CEO of DGS, in return for his equity interest in DGS Limited, resulting in the recognition of additional paid-in capital of $2,887,813; and 533,818 common shares to the CEO of eTelequote, in return for his equity interest in eTelequote Plc, resulting in the recognition of additional paid-in capital of $5,765,195.
On June 20, 2017, the Holding Company re-designated its 4,749,861 common shares held by TRGI into Senior Preference Shares at a price of $0.0001 per share. The preference shares shall automatically convert into common shares upon the consummation of a qualified public offering, with such conversion only being affected at the time and subject to the closing of the sale of securities by the Holding Company pursuant to such qualified public offering. Each convertible preference share shall be converted into one common share.
The holders of convertible preference shares shall be entitled to vote, together with the holders of common shares, as a single class on all matters submitted to the shareholders for a vote.
The Holding Company shall not declare nor pay any dividends or make any distribution upon common shares, until and unless the Holding Company has declared and paid a dividend of at least $2.00 with respect to each convertible preference share. Preference shares thereafter participate with any dividends declared for common shares.
On any voluntary or involuntary liquidation, dissolution or winding-up of the Holding Company, holders of convertible preference shares shall be entitled to receive, proportionately according to the number of convertible preference shares held, those assets available for distribution to the members.
See Note 12.4 for senior preferred shares.
12.2.1	Reverse Share Split
On March 16, 2018, the Holding Company effectuated a 1.11650536356898-to-1 reverse share split. Under the terms of the reverse share split:
(i)	each common share, issued and outstanding as of such effective date, was automatically reclassified and changed into 0.895651765436606 common shares, and
(ii)
each convertible preference share, issued and outstanding as of such effective date, was automatically reclassified and changed into 0.895651765436606 convertible preference shares, in each instance without any further action by our shareholders.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
The reverse share split had an impact on the common shares, any employee share option plans as well as the warrants associated with the Amazon agreement. As a result of the share split:
	Pre - Split	Post - Split
	March 16, 2018
Weighted average number of shares outstanding - basic and diluted	12,500,002	11,195,649
Common shares outstanding	7,750,141	6,941,427
Convertible preference shares held by TRGI converting to common shares	4,749,861	4,254,221
Outstanding employee share options	1,985,782	1,778,569
Warrants associated with Amazon	1,611,944	1,443,740
Common shares available for future issuance	2,857,498	2,559,323
The consolidated financial statements reflect the effects of the reverse share split for all periods presented.
12.3	Other Reserves
The nature and purpose of other reserves within equity is described below:
Reorganization reserve
Reorganization reserve consists of differences between the combined net asset values of subsidiaries from their separate financial statements and recognized share capital, under the pooling of interest method.
Additionally, on December 31, 2017, the Directors of DGS Limited (“DGS Ltd.”) sold DGS Tech, a wholly owned subsidiary that owned intellectual property of DGS Ltd. and licensed the use of this IP to other entities within DGS Ltd., to The Resource Group International Limited for a consideration of $12 (10 Euros). The Directors of DGS Ltd. committed to a plan to sell this unit following a revision in the overall structure and the integration of DGS Ltd. into the Holding Company.
The gain on sale of subsidiary is recognized in statement of changes in equity as part of the Reorganization Reserve due to the transaction being between the owners.
Share option plans
Weighted average cost of shares kept under the share option plans that pertain to the Group’s various subsidiaries.
Foreign currency translation reserve
Gain / losses arising on retranslating the net assets of overseas operations into presentation currency.
Actuarial gain on defined benefit scheme
Actuarial gain or losses represents adjustments to actuarial assumptions used to value defined benefit pension scheme obligations.
Accumulated deficit
The accumulated deficit decreased from $(126.1) million per end of June 30, 2018 to $(117.2) million as of June 30, 2019. The decrease is due to the net income of the year ended June 30, 2019.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
12.4	Senior Preferred Shares
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Capital Fund	12.4.1	—	20,000
12.4.1
At June 30, 2017, in consideration of the cancellation of $20.0 million of the indebtedness under the loan note instrument referred to in Note 23.6, the Group’s subsidiary Etelequote Limited (the Subsidiary) entered into a senior preferred shares subscription agreement (“Agreement”) with a consortium of investors, comprised of 17Capital Fund 3, L.P. and 17Capital Fund 3 Luxembourg S.C.Sp. (“Subscribers”) providing for the purchase by the Subscribers of 1,538,462 non-convertible Senior Preferred Shares.

The holder of Senior Preferred Shares will not be entitled to vote at any meeting of the Subsidiary’s shareholders, and Senior Preferred Shares shall not be convertible into any other securities or rights. The Senior Preferred Shares shall not be entitled to any dividends or other distributions by the Subsidiary other than the entitlement to the redemption amount.
The Subsidiary has an option to redeem wholly or partially, the outstanding number of these shares. This option may be exercised at any time based on the Subsidiary’s discretion.
These shares will also be mandatorily redeemable upon the event of a public offering of IBEX Limited, to the extent of the proceeds of such an offering.
Upon a Liquidation Event (which is defined as any liquidation, dissolution, bankruptcy or winding up of the Subsidiary whether voluntary or involuntary but not on redemption or purchase by the Subsidiary of any Common Shares), each holder of Senior Preferred Shares shall be entitled to receive from the surplus assets of the Subsidiary remaining after the payment of its liabilities, prior and in preference to any distribution or payment made of any of the assets of the Subsidiary to holders of the Subsidiary’s Junior Securities (other securities of the subsidiary) by reason of their ownership thereof, an amount equal to the aggregate per share redemption price in respect of all of the senior preferred shares then held by such holder (with the date of such liquidation event being treated as the Redemption Date in respect of such Senior Preferred Shares) less any redemption amounts previously paid in respect thereof.
At the time of redemption the following pricing mechanism will apply:
•	for redemption date on or before June 06, 2018, $13.00, or
•	for redemption date after June 06, 2018, the greater of $13.90 and the variable return (as defined in the Agreement).
•	the variable return provides for an interest rate of 14% until June 2021 and 18% thereafter.
These shares are redeemable upon the event of a public offering of IBEX Limited or a liquidation event (as explained above), whichever comes earlier. Upon such events these shares will cease to exist as an equity item and will be recognized as a debt liability. 17Capital Fund has a limited right to transfer these preference shares to TRGI up until an IPO. In the event that 17Capital exercises this option, the subsidiary will register TRGI as the holders of record for these preference shares.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
During the year ended June 30, 2019, 459,325 of these preferred shares have been redeemed by paying $13.9 per share to 17th Capital (comprising of $5.9 million principal and $0.4m interest) and remaining $14 million is part of the disposal of subsidiary during the year as included in Note 30.3.
13.	BORROWINGS
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Obligation under finance leases	13.1	—	2,765
Long-term other borrowings	13.3	12,993	14,289
Line of credit	13.4	36,026	30,202
Private placement notes	13.2	—	14,500
		49,019	61,756
Less: Current portion of;
− obligation under finance leases	13.1	—	(1,899)
− long-term other borrowings	13.3	(5,809)	(5,275)
− line of credit	13.4	(36,026)	(30,202)
− private placement notes	13.2	—	(14,500)
Less: Current portion of borrowings		(41,835)	(51,876)
Non-current portion of borrowings		7,184	9,880
13.1	Obligation under finance leases
June 30, 2019
	Minimum lease payments	Present value of payments
(US$’000)
Within one year	—	—
After one year but not more than five years	—	—
Total minimum lease payments	—	—
Less: amounts representing finance charges	—	—
Present value of minimum lease payments	—	—
Current portion shown under current liabilities	—	—
—
	June 30, 2018
	Minimum lease payments	Present value of payments
	(US$’000)
Within one year	2,010	1,900
After one year but not more than five years	955	865
Total minimum lease payments	2,965	2,765
Less: amounts representing finance charges	(200)	—
Present value of minimum lease payments	2,765	2,765
Current portion shown under current liabilities	(1,899)	(1,899)
	866	866

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Various subsidiaries in the Group hold assets subject to finance leases. For the year ended June 30, 2019, these lease arrangements have interest rates ranging from 5% to 10% (June 30, 2018: 5% to 10%) per annum. At the end of the lease term, the ownership of the assets shall be transferred to the respective entities. On July 1, 2018, obligation under finance lease has been reclassed in lease liabilities at adoption of IFRS 16 (See Note 3.2).
13.2
In June and July 2017, e-Telequote Insurance, Inc. issued $9.1 million and 1.0 million respectively, aggregate principal amount of 12.0% Senior Secured Notes due June 12, 2018 (the “2017 ETQ Notes”), guaranteed by TRGI, with an option of early settlement by the borrower. In May 2018, the e-Telequote Insurance Inc. renewed the facility and expanded the loan to $15.0 million on the same terms maturing on May 15, 2019. During the year ended June 30, 2019, the loan notes were paid in full.

A contributor in the Senior Secured Notes is a related party to the Group as he serves on the board of TRGI as well as the board of our e-Telequote Insurance, Inc. See Related Party Loan, Note 23.6 for details.
13.3	Long-term other borrowings
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Financial Institutions
IBM Credit LLC	13.3.1	1,924	1,020
Newcore		—	165
PNC Bank, N.A.	13.4.1	188	1,077
IPFS Corporation	13.3.2	614	—
Heritage Bank of Commerce	13.4.3	1,000	—
PNC Term loan	13.4.1	7,111	10,667
First Global Bank Limited Demand loan	13.3.3	2,156	1,360
		12,993	14,289
Less: Current portion of long-term other borrowings		(5,809)	(5,275)
Non-current portion of long term other borrowings		7,184	9,014
13.3.1
The Group has financed the purchase of various property and equipment and software during the fiscal year 2019 and 2018 with IBM, PNC and FGB. As of June 30, 2019 and 2018, the Group has financed $3.6 million and $1.2 million, respectively, of assets at interest rates ranging from 6% to 9% per annum.

13.3.2	The Group has financed the insurance policies related to property and worker compensation with the IPFS Corporation with an interest rate of 5.7%.
13.3.3
In January 2018, the Group’s subsidiary IBEX Global Jamaica Limited entered into a $1.4 million non-revolving demand loan with First Global Bank Limited. The loan bears interest at a fixed rate of 7.0% per annum for the term of the loan, has a maturity date of January 2023, and is required to be repaid in 54 equal monthly installments (commencing six months after the drawdown date). The loan is

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2019, the balance of the loan is $1.1 million (June 30, 2018: $1.4 million).
In November 2018, the Group’s subsidiary IBEX Global Jamaica Limited entered into a $1.2 million non-revolving demand loan with First Global Bank Limited. The loan bears a variable interest at 6-month LIBOR plus a margin of 5.26%, subject to a floor of 7.0% per annum, for the term of the loan. The loan is to be paid in 60 equal monthly installments, triggering a bullet payment after 36 months, with an option to renew for an additional 24 months, with an overall maturity in January 2023. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. At June 30, 2019, the balance of the loan is $1.04 million (June 30, 2018: $0.0 million).
13.4	Line of credit
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Financial Institutions
PNC Bank, N.A.	13.4.1	33,521	27,098
Seacoast Business Funding	13.4.2	80	245
Heritage Bank of Commerce	13.4.3	2,425	2,859
		36,026	30,202
13.4.1
In November 2013, the Group’s subsidiary TRG Customer Solutions, Inc. entered into a three-year $35.0 million revolving credit facility (as amended, the “PNC Credit Facility”) with PNC Bank, N.A. (“PNC”). In June 2015, the maximum revolving advance amount under the PNC Credit Facility was increased to $40.0 million, with an additional $10.0 million of incremental availability (subject to PNC’s approval and satisfaction of conditions precedent) and the maturity date was extended to May 2020. In December 2018, the PNC Credit Facility maximum revolving advance amount was increased to $45.0 million. In May 2019, the PNC Credit Facility was amended to include the following: the maximum revolving advance amount was increased to $50.0 million, with an additional $10.0 million of availability (in $5.0 million increments) subject to satisfaction of conditions precedent, and the maturity date was extended to May 2023. Borrowings under the PNC Credit Facility bear interest at LIBOR plus a margin of 1.75% and/or at the PNC Commercial Lending Rate for domestic loans. In this agreement, TRG Customer Solutions, Inc. derived value from the choice of interest rates, depending on the rate selected. This value changes in response to the changes in the various interest rates alternatives. Thus, a derivative is embedded within the loan commitment. The part of the value associated with the loan commitment derivative (the embedded derivative part) is derived from the potential interest rate differential between the alternative rates. The PNC Credit Facility is guaranteed by IBEX Global Limited and secured by substantially all the assets of TRG Customer Solutions, Inc. The line of credit balance as of June 30, 2019 is $33.5 million (June 30, 2018: $27.1 million), as presented in Note 13.4.

In June 2016, the PNC Credit Facility was amended to add a Term Loan A of $6.0 million, which was drawn down in full, and a Term Loan B of $4.0 million (subject to satisfaction of conditions precedent), which was never drawn down and cancelled. In November 2016, the PNC Credit Facility was amended by

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
adding a Term Loan C of $16.0 million which was drawn down in full with $6.0 million applied to repay in full Term Loan A. Term Loan C bears interest at LIBOR plus a margin of 4.00% and is required to be repaid in 54 equal monthly instalments (commencing January 1, 2017). Term Loan C balance as of June 30, 2019 is $7.1 million (June 30, 2018: $10.7 million).
In addition, the PNC Credit Facility was amended in June 2016 to include a $3.0 million non-revolving line of credit for purchases of equipment, which was drawn down in full, bearing interest at LIBOR plus a margin of 3.25%. The balance of this line as of June 30, 2019 is $0.2 million (June 30, 2018: $1.1 million), as presented in Note 13.3.
13.4.2
In July 2011, a subsidiary of the Group, iSky, Inc. entered into a purchasing agreement (the “Seacoast Receivables Financing Agreement”) with the predecessor to Seacoast National Bank (“Seacoast”). Pursuant to the Seacoast Receivables Financing Agreement, Seacoast provides payment to iSky, Inc. for up to $1.5 million of accounts receivable owed to iSky, Inc. All payments from Seacoast to iSky, Inc. are subject to a discount of 1.0% for receivables outstanding 30 days or less and an additional 0.5% for each additional 15 days that such receivable is outstanding. The average discount during the fiscal year ended June 30, 2019 was approximately 1.2% (June 30, 2018: 1.3%) of net sales. Under the Seacoast Receivables Financing Agreement, Seacoast may also advance an amount up to 85% of iSky, Inc.’s receivables to iSky, Inc. at a rate of LIBOR plus 7.0%.

The Seacoast Receivables Financing Agreement requires iSky, Inc. to sell $0.2 million of receivables per month to Seacoast, subject to a penalty based on the discount fee if such minimum is not met. The Seacoast Receivables Financing Agreement is automatically renewed for successive 12-month periods unless terminated in accordance with its terms.
13.4.3
In March 2015, the Group’s subsidiaries, Digital Globe Services, Inc., Telsat Online Inc. and DGS EDU, LLC entered into a one-year $3.0 million loan and security agreement (the “HBC Loan Agreement”) with Heritage Bank of Commerce (“HBC”). In March 2016, the HBC Loan Agreement was amended to increase the credit line capacity to $5.0 million and extend its maturity date until March 31, 2018, subject to collateral review. In June 2017, the HBC Loan Agreement was amended to add an additional subsidiary, 7 Degrees LLC, as a borrower, along with extending the maturity date until March 31, 2019. In August 2018, the HBC Loan Agreement was amended to increase the accrued account advance rate and certain other terms along with extending the maturity date until March 31, 2021. In January 2019, HBC Loan Agreement was amended to exclude DGS EDU, LLC therefrom pursuant to its sale. Refer to Note 30.2. Borrowings under the HBC Loan Agreement bear interest at the Prime Rate plus a margin of 2.50%. The credit line is secured by substantially all the assets of Digital Globe Services, Inc., Telsat Online Inc., and 7 Degrees LLC. The line of credit balance as of June 30, 2019 was $2.4 million (June 30, 2018: $2.9 million), as presented in Note 13.4.

In March 2019, HBC Loan Agreement was amended to add a term loan of up to $2.0 million that bears interest at the Prime Rate plus a margin of 2.5%. The term loan is required to be repaid in 36 equal monthly installments (commencing April 2020) and will mature on March 1, 2023. On the term loan maturity date, all amounts owing shall be immediately due and payable. The term loan balance as of June 30, 2019 is $1.0 million (June 30, 2018: $0.0 million).
13.4.4
In June 2015, the Group’s subsidiary, TRG Customer Solutions, Inc., entered into a supplier agreement with Citibank, N.A. (the “Citibank Receivables Financing Agreement”). Pursuant to the Citibank Receivables Financing Agreement, Citibank provides payment to TRG Customer Solutions, Inc. for

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
accounts receivable owed to TRG Customer Solutions, Inc. from one of our largest clients and its various subsidiaries and affiliates located in the United States. All payments from Citibank to TRG Customer Solutions, Inc. are subject to a discount charge. The discount rate used to calculate the discount charge is the product of (i) the LIBOR rate for the period most closely corresponding to the number of days in the period starting from and including the date the proceeds are remitted by Citibank to TRG Customer Solutions, Inc. (the “Discount Acceptance Period”) plus 0.80% per annum and (ii) the Discount Acceptance Period divided by 360. The discount charge during the fiscal year ended June 30, 2018 and 2019 averaged approximately 0.28% and 0.32% of net sales, respectively.
13.5	Changes in liabilities arising from financing activities:
	June 30, 2019	June 30, 2018
	(US$’000)
Balance of debt, July 1,	62,958	57,948
Changes from operating cash flows	458	—
Changes from financing cash flows	10,124	3,333
New leases (2018: finance leases)	89,771	1,857
Non cash item - disposal of subsidiary	(43,431)	—
Foreign exchange movement	(1,627)	(180)
Balance of debt, June 30,	118,253	62,958
13.6	For discussions associated with the adoption of IFRS 9, see Note 3.5.1.
14.	OTHER NON-CURRENT LIABILITIES
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Deferred rent - long term		—	146
Defined benefit scheme	14.1	356	314
Warrant liability	28	751	965
Phantom stock plan	19.4	441	838
Other		59	43
		1,607	2,306
14.1	Defined benefit scheme
Two of the Group subsidiaries (“the Subsidiaries”) operate an unfunded defined benefit plan for qualifying employees. Under this plan, the employees are entitled to one half month’s salary for every year of service, with six months or more of service considered as one year. One half month’s salary has been defined to include the following:
•	15 days salary based on the latest salary rate,
•	cash equivalent to 5 days service incentive leave, and,
•	one - twelfth of the 13th month’s pay.
An employee is entitled to retirement benefits only upon attainment of a retirement age of 60 years and completion of at least five years of previously credited service. No other post-retirement benefits are

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
provided to these employees. The most recent actuarial valuations of the present value of the defined benefit obligation were carried out on June 30, 2019. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.
The principal assumptions used for the purposes of the actuarial valuations are as follows:
	June 30, 2019	June 30, 2018
	%	%
Discount rates	5.93%	6.90%
Expected rate of salary increase	3.00%	3.00%
Amounts recognized in the consolidated statement of profit or loss and other comprehensive income in respect of defined benefit scheme are as follows:
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Current service cost		107	274
Interest on obligation		22	36
Total		129	310
The amount included in the statement of financial position in other non-current liabilities arising from defined benefit obligations is as follows:
	June 30, 2019	June 30, 2018
	(US$’000)
Present value of unfunded defined benefit obligation	356	314
Net liability arising from defined benefit obligation	356	314
The movement in the present value of the defined benefit obligation in the current period is as follows:
	June 30, 2019	June 30, 2018
	(US$’000)
Present value of defined benefit obligation at the beginning of the year	314	727
Foreign exchange movements	22	(30)
Current service cost	107	274
Interest cost	22	36
Actuarial gains	(109)	(693)
Present value of defined benefit obligation at the end of the year	356	314
The subsidiaries are yet to contribute to the plan asset as of June 30, 2019.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
15.	TRADE AND OTHER PAYABLES
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Trade creditors		9,927	13,149
Income tax payables		1,467	1,740
Accrued expenses		8,105	7,272
Accrued compensation	15.1	24,061	20,709
Provision	15.2	4,426	1,682
Others		371	1,403
		48,357	45,955
15.1	Accrued compensation includes payroll and related costs as of June 30, 2019.
15.2
Represents the provision related to the legal settlement during the year ended June 30, 2019 and provision of legal settlement associated with the cost of defense during the year June 30, 2018. Please refer to Note 16.1.1.

16.	CONTINGENCIES AND COMMITMENTS
16.1	Contingencies
The Group is subject to claims and lawsuits filed in the ordinary course of business. Although management does not believe that any such proceedings other than those noted below will have material adverse effect going forward, no assurances to that effect can be given based on the uncertainty of litigation and demands of third parties. Group only records a liability for pending litigation and claims where losses are both probable and reasonably estimable.
16.1.1	The significant claims or legal proceedings against subsidiaries of the Group are as follows:
A case was filed in November 2014 in the US District Court of Tennessee as a collective action under the US Fair Labor Standards Act (FLSA) and Tennessee law, alleging that plaintiffs were forced to work without being paid for the “off the clock” time. In December 2014, a similar FLSA collection action case was filed against IBEX Global Solutions in the US District Court for the District of Columbia. In February 2015, the two cases were consolidated in Tennessee (the “Consolidated Action”) and plaintiffs agreed to submit all claims to binding arbitration before the American Arbitration Association. Presently, there are approximately 3,500 individuals who have opted into the FLSA class action claims, and there are pending wage and hour class action claims under various state laws (“Rule 23 Claims”) involving approximately 21,000 potential class action claimants. In April 2019, the parties engaged in a Mediation. On June 14, 2019, the parties entered into a Settlement Agreement, which was approved by the arbitrator on June 19, 2019. Pursuant to the Settlement Agreement, all claimants under both the FLSA and the Rule 23 Claims will be required to fill out and send a claim form to the Third-Party Administrator within the claim period ending on October 15, 2019 in order to receive funds under the settlement. Subsequent to June 30, 2019, Ibex funded $3,351,244 toward the settlement fund provided under the Settlement Agreement. This amount covers 100% of the possible claims under the FLSA, as well as plaintiffs’ attorney fees, administration costs and service awards. These amounts exclude any amounts that Ibex may need to fund for the Rule 23 Claims. Any funds not claimed pursuant to the FLSA portion of the settlement will revert to Ibex. Pursuant to the Settlement Agreement, there is $2.2 million allocated to the settlement of

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
claims for the Rule 23 class members. The exact amount of recovery with respect to the Rule 23 Claims depends upon the claim forms properly and timely returned to the Third-Party Administrator. The claim period closed on October 15, 2019 and as of that date, claim forms properly and timely returned for the Rule 23 Class Members accounted for $1.2M of the $2.2M allocated funds for the Rule 23 class. The parties appeared before the arbitrator on November 7, 2019 and the Arbitrator granted final approval of the Rule 23 claims.
On July 26, 2018 Digital Globe Services, Inc. received an indemnification notice related to AllConnect, Inc. v. Kandela LLC Case No.2:18-cv-05959SJO (SSx) pending in the US District Court for the Central District of California, Wester Division relating to patent infringement for certain call center search for services capabilities provided by Digital Globe Services, Inc. under the Dealer Network Agreement entered into in 2014 between Kandela and Digital Globe Services, Inc. via its ''BundleDealer.com'' portal. Digital Globe Services is cooperatively working with Kandela's counsel regarding this matter and has made a good faith payment of $25,000 toward costs of defense of this matter while reserving all defenses and/or counter claims against Kandela in this matter. The Company plans to vigorously defend this demand for indemnification. The Company cannot reasonably determine damages at this time. In April 2019, Porch.com acquired all of the assets of Kandela LLC and assigned its past and future indemnification rights to Porch.com. As Porch.com is not a defendant in the Allconnect case, there is no known event giving rise to a DGS obligation to indemnify Kandela or Porch, and neither Kandela nor Porch has made an indemnification request to DGS since the acquisition. As of October 19, 2019, as a proposed settlement to indemnification discussions, Digital Globe Services voluntarily offered to indemnify Kandela up to 51% of legal defense costs (not liability) provided that Digital Globe Services gains control of the defense.
In addition, the Company is subject to other routine legal proceedings, claims, and litigation in the ordinary course of its business. Defending lawsuits requires significant management attention and financial resources and the outcome of any litigation, including the matters described above, is inherently uncertain. The Company does not, however, currently expect that the costs to resolve these routine matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.
16.2	Commitments
16.2.1
IBEX Global Solutions Limited has an annual telecommunication service commitment with two of its carriers. The carrier agreement was signed in May 2017 for a three-year term with the minimum annual commitment for $0.6 million. The agreement has a provision for an early termination at its one-year anniversary with a sixty day written notice. A second carrier agreement was signed in August 2017 for a three-year term with minimum annual commitment for $1.1 million.

16.2.2
IBEX Global Solutions Limited is also subject to early termination provisions in certain telecommunications contracts, which if enforced by the telecommunications providers, would subject IBEX Global Solutions to the obligation to pay early termination fees. To date, these early termination provisions have not been triggered by IBEX Global Solutions and in most cases would be equal to the unfulfilled terms of the contract.

16.2.3
On November 27, 2017, PNC Bank, NA issued an irrevocable standby letter of credit for the amount of $0.4 million in favor of the Group’s subsidiary TRG Customer Solutions, Inc. to the benefit of Digicel (Jamaica) Limited to guarantee the payment of base rent for the property rented by the Group’s subsidiary IBEX Global Jamaica Limited. With effect from March 1, 2018, the amount of irrevocable standby letter of credit was increased to $0.5 million.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
16.2.4
On January 19, 2018, PNC Bank, NA issued an irrevocable standby letter of credit for the amount of $0.3 million in favor of TRG Customer Solutions, Inc. d/b/a IBEX Global Solutions to the benefit of First Global Bank Limited to guarantee the payment of loan received by the Group’s subsidiary IBEX Global Jamaica Limited. This letter of credit expired on July 19, 2018, as allowed by the agreement with First Global Bank.

17.	FINANCE EXPENSES
	June 30, 2019	June 30, 2018
	(US$’000)
Interest on borrowings	2,858	1,955
Factoring Fees	242	280
Finance charges on finance lease assets	—	492
Finance charges - right of use assets	4,394	—
Bank charges	215	366
Total	7,709	3,093

Finance expenses from discontinued operations	5,674	2,243
18.	INCOME TAXES
The major components of income tax expense / (benefit) are:
	June 30, 2019	June 30, 2018
	(US$’000)
Current tax expense for the year	815	773
Deferred tax expense / (benefit) for the year	7,630	(827)
Total	8,445	(54)
Income tax expense is attributable to:
	June 30, 2019	June 30, 2018
	(US$’000)
Income tax expense / (benefit) from continued operations	3,615	(108)
Income tax expense from discontinued operations	4,830	54
Total	8,445	(54)
The Group’s U.S. tax provision includes the following U.S. entities: TRG Customer Solutions, Inc. (d/b/a IBEX Global Solutions), Digital Globe Services, Inc., iSky Inc. and e-Telequote Insurance, Inc. which file separate income tax returns in the US. Additionally, included in the group provision are various foreign subsidiaries located mainly in UK, EU, Canada, Pakistan, Senegal, and Philippines. These entities file tax returns in their respective jurisdictions. No tax provision has been calculated for holding companies (the Holding Company, IBEX Global Limited and Etelequote Limited), as they are Bermuda based and there is no corporate income tax in Bermuda.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Deferred tax expense includes a non-recurring expense of $3.1 million on cancellation of legacy ESOP plan.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates that will apply to taxable income in the periods the deferred tax item is expected to be settled or realized. The tax effects of the Group’s temporary differences and carry forwards are as follows:
Tax effect of deductible / (taxable) temporary differences
	June 30, 2019	June 30, 2018
	(US$’000)
Deductible temporary differences:
− Provisions and write-offs against accounts receivable	204	279
− Unpaid accrued expenses / compensation	530	3,629
− Deferred revenue and credits	31	38
− Net operating losses	1,998	10,504
− Property, plant and equipment	508	336
− Lease liability (right of use assets)	6,768	—
− Intangible assets	—	402
	10,039	15,188
Taxable temporary differences:
− Deferred revenue	—	(8,970)
− Property, plant and equipment	(49)	—
− Right of use assets	(6,581)	—
− Intangible assets	(1,039)	(999)
	(7,669)	(9,969)
Net deferred tax assets / (liability)	2,370	5,219
Movement in deferred tax assets / (liability):
	June 30, 2019	June 30, 2018
	(US$’000)
Opening deferred tax assets / (liability)	5,219	(949)
Deferred tax (expense) / benefits	(7,630)	827
Foreign exchange and other rate differences	(49)	—
Sale of subsidiary	4,830	5,341
Net deferred tax assets / (liability)	2,370	5,219
A deferred tax asset has not been recognized for the following gross amounts:

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
	June 30, 2019	June 30, 2018
	(US$’000)
Unused tax losses	29,285	29,611
Deductible temporary differences	2,188	4,529
Unused tax losses and deductible differences - unrecognized	31,473	34,140
Deferred tax asset arising on the above amounts has not been recognized in these consolidated financial statements, as the management is of the prudent view that it is not probable that sufficient taxable profit will be available in the foreseeable future against which these temporary differences and unused tax losses can be utilized. Other factors considered include cumulative losses in recent years and non-existence of future reversals of existing taxable temporary differences. The unused tax losses will begin to expire in 2027.
At June 30, 2019, the Group’s US federal and state net operating loss carry forward for income tax purposes are $26.7 million (June 30, 2018: $61.1 million) and $31.9 million (June 30, 2018: $66.1 million) respectively which will begin to expire in 2029. The Group’s Canadian subsidiary has net operating loss carry forward of $2.2 million (June 30, 2018: $2.2 million), expiring over the period 2027 through 2037. The Group’s European subsidiaries have net operating loss carry forward of $6.9 million (June 30, 2018: $8.0 million). These amounts are based on the income tax returns filed for the year ended June 30, 2018 and estimated amounts for the year ended June 30, 2019.
During the year, Group’s subsidiary in Luxembourg was challenged by the tax authorities on a certain tax exemption. Tax authorities have issued an assessment for tax year 2014, denying the exemption. Group expects incremental tax amount of approximately $4.7 million for the tax years under review. Group believes the decision to be without merit and is in the process of appealing to the Tax Court. Accordingly, no provision has been made in this regard in the consolidated financial statements.
On December 22, 2017, the United States signed into law H.R.1 Bill, originally known as the “Tax Cuts and Jobs Act”. The Tax Cuts and Jobs Act (TCJA) has reduced the US federal corporate income tax rate from the existing rate of 35% to 21% with effect from 1 January 2018. As group’s tax year is on a fiscal year basis (ends 30 June), it was subject to a pro-rated US combined federal and state corporate income tax rate of 32% applicable to fiscal year ended June 30, 2018. After June 30, 2018, expected US combined federal and state corporate income tax rate has reduced to 26%.
Other significant changes introduced by TCJA include limitations on the deductibility of interest expense and executive compensation, a base erosion focused minimum tax (the Base Erosion and Anti-Abuse tax), transitional tax, tangible property expensing, current tax on global intangible low-taxed income (GILTI) and carry forward of net operating losses (“NOLs”).
The Group is subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Group recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. The Group believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.
There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.
Reconciliation of effective tax rate
Below is a reconciliation of tax expense and the accounting profit. As the Group’s key income generating operations are based in the US, United States blended federal income tax rate of 21% is used for the purpose of this reconciliation:
	June 30, 2019	June 30, 2018
	(US$’000)
Profit / (Loss) for the year	10,965	(15,881)
Income tax expense / (benefit)	8,445	(54)
Net profit / (loss) before income tax	19,410	(15,935)
	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2018
	(%)	(US$’000)	(%)	(US$’000)
Income tax (benefit) using the applicable tax rate	21%	4,230	28%	(4,470)
State taxes (net of federal tax effect)	5%	1,073	4%	(583)
Effect of tax and exchange rates in foreign jurisdictions	5%	1,043	-19%	3,033
Foreign subsidiaries taxed at lower rate or tax exempt	-2%	(380)	-28%	4,525
Non-deductible expenses / exempt income	2%	470	1%	93
Cancellation of legacy ESOP plan	15%	3,104	—%	—
Effect of disposal of subsidiaries	-2%	(403)	-3%	505
Prior year provision / other items	—%	73	-1%	128
Change in unrecognized temporary differences	-4%	(765)	21%	(3,285)
	41.5%	8,445	0.3%	(54)
19.	SHARE OPTION PLANS
19.1	Predecessor Stock Plan
On December 22, 2017, the Group’s predecessor stock options and stock option plans were cancelled. From December 22, 2017 through and including December 31, 2017, the Group issued an aggregate of 1,778,569 new stock options under the 2017 IBEX Plan.
The Group accounted for the cancellation as an acceleration of vesting, and therefore recognized immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period.
The Group maintained the following equity incentive plans: IBEX Pre-IPO stock plan 2013, IBEX Post-IPO stock plan 2013, IBEX group Phantom stock option plan (a cash settled share-based payment),

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
e-Telequote stock option plan and DGS Limited stock option plan. Upon the reorganization under the ambit of common control combination the holders of options in Digital Globe Services Limited had their options substituted with options granted pursuant to a stock option plan of DGS Limited, with a view to carrying forward the essence of the original plan.
On June 20, 2017, the Holding Company adopted a 2017 Stock Option Plan to enable certain executives and employees to be granted options and restricted stock awards, up to a maximum of 2,559,323 common shares of the Holding Company.
The details of above mentioned equity incentive plans are as below:
19.1.1	IBEX stock plan 2013
	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	—	—	1.68	4,028,746
Options granted during the period	—	—	—	—
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	—	—	(1.68)	(4,028,746)
Options outstanding as of end of the period	—	—	—	—

Options exercisable as of end of the period		—		—
No amount was recognized as share-based payment expense pertaining to this plan for the years ended June 30, 2019 and 2018.
19.1.2	e-Telequote stock option plan
	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	—	—	0.05	39,700,000
Options granted during the period	—	—	—	—
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	—	—	(0.05)	(39,700,000)
Options outstanding as of end of the period	—	—	—	—

Options exercisable as of end of the period		—		—
No amount was recognized as share-based payment expense pertaining to this plan for the years ended June 30, 2019 and 2018.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
19.1.3	DGS Limited stock plan option
	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	—	—	1.50	1,131,730
Options granted during the period	—	—	—	—
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	—	—	(1.50)	(1,131,730)
Options outstanding as of end of the period	—	—	—	—

Options exercisable as of end of the period		—		—
There were no stock options granted during the years ended June 30, 2019 and 2018. There was no amount recognized as share-based payment expense pertaining to this plan for the year ended June 30, 2019 as compared to June 30, 2018 which was $0.2 million.
19.2	2017 IBEX Stock Plan
On June 20, 2017, our board of directors and shareholders approved and adopted the Holding Company’s 2017 Stock Plan, as amended and restated on October 6, 2017 (the “2017 IBEX Plan”). On February 21, 2018, the Company amended and restated its 2017 Stock Plan, increasing the maximum number of common shares of the Company that may be issued from 1,798,019 to 2,559,323.
On March 16, 2018, we effectuated a 1.11650536356898-to-1 reverse share split. See Note 14.2.1 for details and impact of the reverse stock split.
Purpose
We believe that the 2017 IBEX Plan will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.
Types of Awards
The 2017 IBEX Plan provides for grants of stock options and restricted stock awards.
Eligibility
Selected employees, consultants or directors of our company or our affiliates will be eligible to receive non-statutory stock options and restricted stock awards under the 2017 IBEX Plan, but only employees of our company will be eligible to receive incentive stock options.
Administration
The 2017 IBEX Plan is administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
provisions of the 2017 IBEX Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator has the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2017 IBEX Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2017 IBEX Plan and any agreements related to awards granted under the 2017 IBEX Plan. Our board of directors may also delegate authority to one of more of our officers to make awards under the 2017 IBEX Plan.
Available Shares
The number of common shares that we may issue with respect to awards granted under the 2017 IBEX Plan will not exceed an aggregate of 2,559,323. This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions. If an award expires or becomes unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the common shares subject to such award will be available for further awards under the 2017 IBEX Plan. Common shares used to pay the exercise or purchase price of an award or tax obligations will be treated as not issued and will continue to be available under the 2017 IBEX Plan. Common shares issued under the 2017 IBEX Plan and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for such common shares will again be available for future grant under the 2017 IBEX Plan.
Award Agreements
Awards granted under the 2017 IBEX Plan will be evidenced by award agreements, which need not be identical and which will be modified to the extent necessary to comply with applicable law in the relevant jurisdiction of the respective participant, that provide additional terms of the award, as determined by the administrator.
Stock Options
The 2017 IBEX Plan allows the administrator to grant incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or non-statutory stock options. Only our employees may receive incentive stock option awards. The term of each option may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent shareholder. No incentive stock option or non-qualified stock option may have an exercise price less than the fair market value of a common share at the time of grant or, in the case of an incentive stock option granted to a ten percent shareholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the administrator at grant and the exercisability of such options may be accelerated by the administrator.
Restricted Stock
The 2017 IBEX Plan allows the administrator to grant restricted stock awards. Once the restricted stock is purchased or received, the participant will have the rights equivalent to those of a holder of our common shares, and will be a record holder when his or her purchase and the issuance of the common shares is

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
entered upon the records of our duly authorized transfer agent. Unless otherwise determined by the administrator, we will have a right to repurchase any grants of restricted stock upon a recipient’s voluntary or involuntary termination of employment for any reason at a price equal to the original purchase price of such restricted stock.
Stockholder Rights
Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.
Amendment and Termination
Our board of directors may, at any time, amend or terminate the 2017 IBEX Plan but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.
Transferability
Subject to certain limited exceptions, awards granted under the 2017 IBEX Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.
Effective Date; Term
The 2017 IBEX Plan became effective on June 20, 2017 and will expire on June 20, 2027 unless terminated earlier by the board of directors.
In December 2017, the Group granted 1,778,569 stock options to its employees of which 480,128 were vested. The remaining options will vest over periods of three to four years. There were no restricted stock awards granted in the same period. The weighted average exercise price of stock options granted during the fiscal year ended June 30, 2018 was $6.81.
The fair value of share options granted during the fiscal year ended June 30, 2018 was determined to be $8.428 per option.
The Group estimates the fair value of its stock options on the date of the grant using the Black Scholes option pricing model, which requires the use of certain estimates and assumptions that affect the reported amount of share-based compensation cost recognized in the profit or loss. These include estimates of the fair value of common shares, the expected term of stock options, expected volatility of the Holding Company’s common shares, expected dividends and the risk-free interest rate:
Fair value of common shares
The estimated fair value of the common shares underlying the share options has been determined to be $14.00 per share.
Expected term
The expected term of options granted is 4.92 years. The Group assumes all options will be exercised at the contractual term of the option.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Volatility
Management used an average volatility of comparable listed companies of 35.6% for grant calculations for the fiscal year ended June 30, 2018.
Expected dividends
The Holding Company does not expect to pay any dividends in the future.
Risk-free rate
The risk-free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The average risk-free rate used for options granted during the fiscal year ended June 30, 2018 was 2.26%.
A summary of the stock options outstanding and exercisable as of June 30, 2019 and 2018 are as follows:
	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	6.81	1,633,170	—	—
Options granted during the period	—	—	6.81	1,778,569
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	(6.81)	(1,633,170)	(6.81)	(145,399)
Options outstanding as of end of the period	—	—	—	1,633,170

Options exercisable as of end of the period		—		628,356
Most of the 1,778,569 stock options granted under the 2017 IBEX Plan during the fiscal year ended June 30, 2018 vest over time, with an initial portion vesting at December 31, 2017 and the remainder vesting equally on a monthly basis for a period of three to four years.
The remaining stock options vest based on certain performance criteria which are:
•	the consummation of a successful initial public offering on or before December 31, 2018; and
•	meeting specific revenue targets during the period from January 1, 2018 to December 31, 2018.
As of June 30, 2018, 628,356 or 38.5%, of the outstanding stock options have vested. The Company recognized the amount of stock compensation expense for options initially vesting on the first vesting date. As to the remaining unvested options, the Company will recognize an expense over the vesting period on an accelerated basis.
The weighted average grant date fair value of stock options granted during the fiscal year ended June 30, 2018 is $8.428 per option. The amount recognized as share-based payment expense pertaining to this plan for the fiscal year ended June 30, 2018 is $8.8 million. As of June 30, 2018, there was $4.8 million of total unrecognized compensation cost related to 1,408,220 unvested stock options granted

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
under the 2017 IBEX Plan with weighted average grant date fair value of $8.428 per share. That cost is expected to be recognized over a weighted average vesting period of 3.30 years on an accelerated basis.
On December 28, 2018, the 2017 IBEX Plan was terminated pursuant to Section 11 of the 2017 IBEX Plan. Pursuant to the termination of the Plan, all stock options under the 2017 IBEX Plan were cancelled. The Group recognized $4.9 million expense during the year ended June 30, 2019 including $3.2 million of additional expense to fully write off the plan.
19.3	IBEX group Phantom stock option plan
The Group maintains a phantom stock option plan for employees of certain subsidiaries of IBEX Global Solutions Limited.
There were no Phantom stock options granted in fiscal years 2019 and 2018. In fiscal years 2019 and 2018, there were no options exercised under the Phantom Stock plan.
In February 2018, all legacy phantom stock option plans and grants were cancelled.
	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	—	—	1.79	875,625
Options granted during the period	—	—	—	—
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	—	—	(1.79)	(875,625)
Options outstanding as of end of the period	—	—	—	—

Options exercisable as of end of the period		—		—
The weighted average fair value of the Phantom stock options as of June 30, 2019 and 2018 is nil. For the year ended June 30, 2018, the Subsidiary recognized an expense of share-based payment amounting to $0.08 million in “Stock Based Compensation” in the consolidated statement of profit or loss and other comprehensive income. There were no Phantom Stock options with intrinsic value as of June 30, 2018 and 2017.
19.4	Phantom Stock Plans
In February of 2018, each of IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote(Private) Limited, IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, IBEX Global Solutions Senegal S.A., and Virtual World (Private) Limited, and in March of 2018, each of IBEX Global Jamaica Limited, and IBEX Global Solutions Nicaragua SA adopted phantom stock plans (collectively, the “Phantom Stock Plans”), which provide for grants of “phantom stock options” to certain of their executive officers and employees. Each Phantom stock option provides the participant with a contractual right to receive an amount equal to the difference between the fair market value of a vested common share of the Holding Company at the time of exercise and the exercise price of the option per share. In the event that the payment due to a grantee who has exercised an option exceeds $10,000, the relevant company

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
may elect in its sole discretion to make payments in equal installments (without interest) over a period not exceeding three years, provided that each installment shall be no less than $10,000 (unless the residual amount is less than $10,000).
Fair value of common shares
The estimated fair value of the common shares underlying the share options has been determined to be $14.00 per share.
Expected term
The expected term of options granted is 4.65 - 4.67 years. In estimating the expected term, the subsidiary assumes all options will be exercised at the contractual term of the option.
Volatility
Management used an average volatility of comparable listed companies of 35.6%.
Expected dividends
The Holding Company does not expect to pay any dividends in the future.
Risk-free rate
The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2018 was 2.73%.
Those issued in February 2018 have a fair value of $8.458 per option. A roll forward of the February 2018 Phantom Shares are as follows:
	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	6.81	105,546	—	—
Options granted during the period	—	—	6.81	105,546
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	—	(66,377)	—	—
Options outstanding as of end of the period	6.81	39,169	6.81	105,546

Options exercisable as of end of the period	6.81	33,543	6.81	63,522

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Those issued in March 2018 have a fair value of $8.464 per option. A roll forward of the March 2018 Phantom Shares are as follows:
	2019		2018
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	6.81	77,129	—	—
Options granted during the period	—	—	6.81	77,129
Options exercised during the period	—	—	—	—
Options forfeited / cancelled / expired during the period	—	(61,723)	—	—
Options outstanding as of end of the period	6.81	15,406	6.81	77,129

Options exercisable as of end of the period	6.81	8,450	6.81	8,065
A summary of the stock options outstanding and exercisable as of June 30, 2019 is as follows:
Exercise price or range US$	Number	Options outstanding Weighted average remaining life (years)	Weighted average exercise price US$	Number	Options outstanding Weighted average remaining life (years)	Weighted average exercise price US$
6.81	21,032	0.81	6.81	41,994	1.83	6.81
The weighted average fair value of the Phantom stock options as of June 30, 2019 is $8.458. For the year ended June 30, 2019, the Subsidiaries recognized an expense of share-based payment amounting to $0.6 million (June 30, 2018: $0.8 million). There were no Phantom Stock options with intrinsic value as of June 30, 2019. The liability under the Phantom stock option plan as of June 30, 2019 was included as other non-current liabilities in Note 15.
On December 28, 2018, the Board of Directors, pursuant to a provision in the Phantom Stock Plans terminated the Phantom Stock Plans for IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote (Private) Limited, IBEX Global Solutions Senegal S.A., Virtual World (Private) Limited, and IBEX Global Solutions Nicaragua SA. All phantom stock options under these specific Phantom Stock Plans were cancelled upon termination of the identified Phantom Stock Plans. The Phantom Stock Plans for IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, and IBEX Global Jamaica Limited remain in effect. The Group reversed the expense of $0.9 million of phantom stock in connection to forfeiture for vesting conditions not being met during the year ended June 30, 2019.
19.5	2018 Restricted Share Program
On December 21, 2018, our board of directors and shareholders approved and adopted the Holding Company’s 2018 Restricted Share Plan (the “2018 RSA Plan”). The following description of the 2018 RSA Plan is as follows.
Purpose
We believe that the 2018 RSA Plan will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Types of Awards
The 2018 RSA Plan provides for grants of restricted stock awards.
Eligibility
Selected employees, consultants or directors of our company or our affiliates will be eligible to receive non - statutory restricted stock awards under the 2018 RSA Plan, but only employees of our company will be eligible to receive incentive stock awards.
Administration
The 2018 RSA Plan is administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2018 RSA Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator has the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2018 RSA Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2018 RSA Plan and any agreements related to awards granted under the 2018 RSA Plan. Our board of directors may also delegate authority to one of more of our officers to make awards under the 2018 RSA Plan.
Available Shares
Subject to adjustment, Restricted Shares may be granted under the Plan for up to 2,559,323.13 class B common shares, $0.000111650536 par value per Class B common share, of the Group (the “Class B Common Shares”). Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.
This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions.
If any Restricted Share award expires or is forfeited in whole or in part (including as the result of Class B Common Shares subject to such Restricted Share award being repurchased by the Company pursuant to a contractual repurchase right or being forfeited back to the Company), the unused Class B Common Shares covered by such Restricted Share award shall again be available for the grant of Restricted Shares. Additionally, any Class B Common Shares delivered to the Company by a Participant to either used to purchase additional Restricted Shares or to satisfy the applicable tax withholding obligations with respect to Restricted Shares (including shares retained from the Restricted Share award creating the tax obligation) shall be added back to the number of shares available for the future grant of Restricted Shares.
Restricted Shares
The Board may grant Restricted Share awards entitling recipients to acquire Class B Common Shares (“Restricted Shares”), subject to the right of the Company to repurchase all or part of such Restricted Shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
at no cost) from the recipient in the event that conditions specified by the Board in the applicable Restricted Share award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Restricted Share award.
The Board shall determine the terms and conditions of a Restricted Share award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.
Stockholder Rights
Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.
Amendment and Termination
Our board of directors may, at any time, amend or terminate the 2018 RSA Plan but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.
Transferability
Subject to certain limited exceptions, awards granted under the 2018 RSA Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.
Effective Date; Term
The 2018 RSA Plan in December 2018 granted 2,373,374 shares, of which 721,596 shares vested on December 31, 2018. The remaining awards will vest between 13 months to 4 years, depending on the individual.
Fair value of common shares
The fair market value per share at the time of issuance was $0.61 which was derived from using the Monte Carlo simulation.
Expected term
The expected term of options granted is 3.84 years. The Group assumes all options will be exercised at the contractual term of the option.
Volatility
Management used an average volatility of comparable companies of 26.0%.
Expected dividends
The Holding Company does not expect to pay any dividends in the future.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Risk-free rate
The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2019 was 2.87%.
A summary of the restricted stock awards (“RSAs”) outstanding as of June 30, 2019 are as follows:
	2019
	Grant Date Fair Market Value	RSA (Number)
	(US$)
RSAs outstanding as of beginning of the period	—	—
RSAs granted during the period	0.61	2,373,374
RSAs exercised during the period	—	—
RSAs forfeited/cancelled/expired during the period	—	—
RSAs outstanding as of end of the period	0.61	2,373,374

RSAs vested as of end of the period	0.61	956,835
Most of the 2,373,374 RSAs granted under the 2018 IBEX Plan during the year ended June 30, 2019 vest over time, with an initial portion vesting at December 31, 2018 and the remainder vesting equally on a monthly basis for a period of 13 months to four years. The remaining RSAs vest based on certain performance criteria which are:
•	the consummation of a successful initial public offering on or before December 31, 2019;
•
there is an initial public offering of the Group’s class A common shares, and thereafter, the average price per share traded in such public market equals or exceeds $17.42 per share at any point in time; and

•	meeting specific revenue and EBITDA targets during the period from January 1, 2019 to December 31, 2019.
As of June 30, 2019, 956,835, or 40.3%, of the outstanding RSAs have vested. The Company recognized the amount of stock compensation expense for RSAs initially vesting on the first vesting date with the exception of members of the executive leadership team (the “ELT”).
As all members of the ELT are primarily based in the United States (the “US”), in order to gain the benefit of the 83(b) election (an 83(b) election applies to equity that is subject to vesting, and it alerts the Internal Revenue Service (IRS) to tax the elector for the ownership at the time it of granting, rather than at the time of stock vesting), they have purchased the shares through a Related Party Loan which is subject to 3% interest (See Related Party Notes, Note 23). These notes are a 50% / 50% split between recourse and non – recourse, with the non-recourse portion being secured by those class B shares issued to the borrower. The Group did not record the expense of the non – recourse component, 503,260 shares of the 1,006,519 shares which vested at June 30, 2019 applicable to the ELT.
As to the remaining unvested RSAs, the Company will recognize an expense in a similar fashion for the ELT over the vesting period on an accelerated basis.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
For the non – ELT members as well as the non - employee members of the board, at June 30, 2019, the Group recognized $0.3 million of stock based compensation expense.
The Group recognized $4.9 million and $9.7 million of stock based compensation expense (including 2017 IBEX stock plan, Phantom stock plan and 2018 RSA Plan) for the year ended June 30, 2019 and 2018 respectively including $0.9 million and $1.3 million for the year ended June 30, 2019 and 2018 respectively related to disposal of subsidiary (see Note 30.3).
20.	EARNINGS PER SHARE
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Holding Company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is calculated by dividing the profit attributable to equity holders of the Holding Company by the weighted average number of ordinary shares in issue and the potential ordinary shares.
On December 21, 2018, the Group cancelled the 2017 IBEX Plan (see Note 19) and issued Restricted Stock Awards (the RSA Plan). At June 30, 2019 there were 956,835 vested out of the 2,373,374 awards that have vested. The unvested shares of 1,405,344 have a small dilutive impact to the Earnings / (Loss) Per Share. Additionally, 144,374 warrant shares have vested and are a component of the basic per share calculation. The remaining unvested warrant shares have an anti – dilutive impact.
	June 30, 2019	June 30, 2018
	(US$’000)
Total - Profit / (loss) attributable to shareholders of the Holding Company	10,965	(15,881)
Continuing operations - Loss attributable to shareholders of the Holding Company	(4,519)	(20,762)

Total – Profit / (loss) attributable to ordinary shareholders of the company	—	—
Continuing operations – Profit / (loss) attributable to ordinary shareholders of the company	—	—

	(Shares)
Weighted average number of ordinary shares - basic	956,835	—

	(US$)
Total - Basic earnings loss per share	—	—
Continuing operations - Basic loss per share	—	—

	(Shares)
Weighted average number of ordinary shares - diluted	12,461,182	11,195,649

	(US$)
Total - Diluted earnings per share	—	(1.42)
Continuing operations - Diluted loss per share	(0.36)	(1.85)

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
As required under IAS 33:26, where changes in a company’s share capital structure result in changes to the number of ordinary shares in issue without a corresponding change in resources, it is necessary to adjust the number of ordinary shares disclosed for comparative periods to reflect these changes. The changes in the Company’s equity structure in December 2018, as disclosed in Note 12, had the effect of re - designating all of the shares in issue at June 30, 2018 into Series A,B, and C preferred convertible shares.
The Series A, B and C preferred convertible shares as defined in Note 12, do not meet the definition of ordinary shares under IAS 33 because of their preferred participation rights, under which Series B and C are entitled to receive total dividends of $139.7 million subsequent to Series A receiving the first $9.5 million in dividends before dividends may be paid on the Class A and B Common Shares. No dividends have been paid on these shares to date. Accordingly the company’s Class A and Class B common shares are deemed to be the only ordinary shares for purposes of calculating earnings per share.
As the income for the year ended June 30, 2019, and the loss for the year ended June 30, 2018, did not exceed the value of the preferred participation rights attaching to the Series A, B and C preferred convertible shares, the income/loss attributable to the ordinary shareholders of the company has been assessed as $0.
For the year ended June 30, 2019, a voluntary conversion of the Series A, B and C preferred convertible shares would be antidilutive, because all shares of the company would become ordinary shares and the income for the period would be attributable to all such shares. For the year ended June 30, 2018 the effect of conversion would be dilutive as the company recorded a loss for that year.
21.	DIVIDEND DISTRIBUTION
The Holding Company has not declared or paid any dividends during the fiscal year ended June 30, 2019 and fiscal year ended June 30, 2018. One of the subsidiaries of the Group paid a dividend liability of $1.6 million during the year ended June 30, 2019 which was declared in year ended June 30, 2017.
As the Company enacted a new equity structure, in the event that the Holding Company declares a dividend, the Company shall not declare nor pay any dividends or make any distribution upon other class of shares of the Company until and unless the Company has declared and paid aggregate dividends of at least approximately $9.5 million with respect to the individual Series A share (See Note 12.1 for details).
22.	FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES
Financial risk management
The Group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and currency risk), credit risk and liquidity risk. The Board of Directors has the overall responsibility for the establishment and oversight of the Group’s risk management framework.
The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in the market conditions and the Group’s activities. The Group’s Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
A summary of the financial instruments held by category is provided below:
	June 30, 2019	June 30, 2018
	(US$’000)
Financial assets - amortized cost
Deposits	3,303	2,458
Trade receivables	63,025	49,518
Other receivables	3,587	3,505
Due from related parties	1,768	515
Cash and cash equivalents	8,873	13,519
	80,556	69,515
Financial liabilities - amortized cost
Lease liabilities	69,234	—
Borrowings	49,019	61,756
Trade and other payables	19,870	23,232
Related Party Loans	—	1,200
Due to related parties	6,169	11,546
	144,292	97,734
Financial liabilities – fair value through profit and loss
Warrant liabilities (Note 28)	751	965
	751	965
Movement of Warrant liabilities as of June 30, 2019 and 2018:
	June 30, 2019	June 30, 2018
	(US$’000)
Opening balance	965	—
Fair Value Adjustment	(364)	(3,326)
Warrants vested during the year	150	4,291
Closing balance	751	965
Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
The fair value of the Group’s financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in Note 28:
		June 30, 2019	June 30, 2018
		(US$’000)
Financial liabilities – fair value through profit and loss	Fair value hierarchy
Warrant liabilities (Note 28)	Level 3	751	965
		751	965
There were no transfers between the different hierarchy levels in the year ended June 30, 2019.
22.1	Market risk
22.1.1	Interest rate risk
The Group’s exposure to market risk for changes in interest rates relates primarily to the cash and bank balances and credit facilities. Borrowings under the PNC Credit Facility bear interest at LIBOR plus 1.75% or the PNC Commercial Lending Rate for domestic loans and, in the case of Term Loan C, LIBOR plus a margin of 4.0%. Borrowings under the HBC Loan Facility bear interest at the Prime Rate plus 2.50%.
Other than a floating to fixed interest-rate swaps entered into in August 2016 and June 2019 to hedge the interest rate risk on the Term Loan A, Term Loan C and PNC Credit Facility with PNC, the Group does not use derivative financial instruments to hedge its risk of interest rate volatility.
Based on the Group’s debt position as of June 30, 2019 and taking into account the impact of the interest-rate swap referred above; a 1% change in interest rates would impact the finance costs by $0.8 million (June 30, 2018: $0.5 million).
22.1.2	Foreign currency exchange risk
The Group serves many of our U.S.-based clients using contact center capacity in various countries such as Philippines, Pakistan, Nicaragua and Jamaica. Although contracts with these clients are typically priced in U.S. dollars a substantial portion of related costs is denominated in the local currency of the country where services are provided, resulting in foreign currency exposure which could have an impact on our results of operations. Our primary foreign currency exposures are in Philippine Peso, Jamaican Dollar, and Pakistani Rupee; to a lesser extent, we have exposures in Euro, Pound Sterling, CFA Franc (XOF), Nicaraguan Cordoba, Canadian Dollar and Emirati Dirham. There can be no assurance that we can take actions to mitigate such exposure in the future, and if taken, that such actions will be successful or that future changes in currency exchange rates will not have a material adverse impact on our future operating results. A significant change in the value of the U.S. Dollar against the currency of one or more countries where we operate may have a material adverse effect on our financial condition and results of operations.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Foreign currency exchange risk arises mainly where receivables and payables exist due to transactions entered into in foreign currencies. As such, the management believe that, the Group is exposed to the following foreign currency exchange risks:
•
Transaction foreign currency risk is the exchange risk associated with the time delay between entering into a contract and settling it. Greater time differences exacerbate transaction foreign currency risk, as there is more time for the two exchange rates to fluctuate.

•
Translation foreign currency risk is the risk that the Group’s non-U.S. Dollar assets and liabilities will change in value as a result of exchange rate changes. Monetary assets and liabilities are valued and translated into U.S. Dollars at the applicable exchange rate prevailing at the applicable date. Any adverse valuation moves due to exchange rate changes at such time are charged directly and could impact our financial position and results of operations. For the purposes of preparing the consolidated financial statements, the Group convert subsidiaries’ financial statements as follows:

Statements of financial position are translated into U.S. Dollars from local currencies at the period-end exchange rate, shareholders’ equity is translated at historical exchange rates prevailing on the transaction date and income and cash flow statements are translated at average exchange rates for the period.

With all other variables held constant, a 5.0% depreciation in the Philippine Peso against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $1.1 million (June 30, 2018: $0.2 million). Conversely, a 5.0% appreciation in the Philippine Peso against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $1.1 million (June 30, 2018: $0.2 million). A 5.0% depreciation in Euro against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.06 million (June 30, 2018: $0.001 million). Conversely, a 5.0% appreciation in the Euro against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.06 million (June 30, 2018: $0.001 million). Similarly, a 5.0% depreciation in the Pakistani Rupee against the U.S. dollar would have decreased our net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.2 million (June 30, 2018: $0.03 million). Conversely, a 5.0% appreciation in the Pakistani Rupee against the U.S. dollar would have increased our net loss after taxation in the fiscal year ended June 30, 2019 by approximately $0.2 million (June 30, 2018: $0.03 million).
22.2	Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and causes the other party to incur a financial loss. The Group is exposed to credit risk on its accounts receivable mainly in the communications services, technology, consumer, and industrials sectors. The Group mitigates the risk by diversifying its client base in these sectors.
Financial instruments which potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, loans and advances and notes receivable. The Group’s cash and cash equivalents are held with US and foreign commercial banks. The balance at times may exceed insured limits.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Credit rating wise breakup of bank balances:
	June 30, 2019	June 30, 2018
	(US$’000)
AA	670	880
AA-	3,081	4,178
A-1+	212	206
A-1	123	168
A+	847	5,241
A	265	125
A-	102	2,702
A2	—	—
A3	—	—
BBB+	2,201	—
BBB	1,361	—
BBB-	—	19
Non - Rated	11	—
Total	8,873	13,519
The maximum exposure to credit risk is as follows:
	June 30, 2019	June 30, 2018
	(US$’000)
Financial assets - amortized cost
Deposits	3,303	2,458
Trade receivables	63,025	49,518
Other receivables	3,587	3,505
Due from related parties	1,768	515
Cash and cash equivalents	8,873	13,519
	80,556	69,515

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
The Group has the following exposure to concentration of credit risk with clients representing greater than 5% of the consolidated revenue or receivable balances:
	2019
	Revenue		Trade debts gross
	Amount (US$ ‘000)	% of total	Amount (US$ ‘000)	% of total
Client 1	74,835	20%	10,770	16%
Client 2	67,094	18%	13,716	21%
Client 3	44,509	12%	9,042	14%
Subtotal	186,438	51%	33,528	51%
Others	181,942	49%	32,358	49%
	368,380	100%	65,886	100%

Revenue from discontinued operations	64,740	—	—	—
	2018
	Revenue		Trade debts gross
	Amount (US$ ‘000)	% of total	Amount (US$ ‘000)	% of total
Client 1	78,663	23%	10,432	20%
Client 2	63,233	18%	11,250	22%
Client 3	52,837	15%	6,586	12%
Subtotal	194,733	57%	28,268	54%
Others	147,467	43%	23,770	46%
	342,200	100%	52,038	100%

Revenue from discontinued operations	34,871	—	—	—
The Group continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporate this information into its credit risk controls.
The consolidated entities recognizes a loss allowance for expected credit losses on financial assets which are either measured at amortized cost. The measurement of the loss allowance depends upon the assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Based on the historic trend and expected performance of the customers, the Group believes that the below expected credit loss allowance sufficiently covers the risk of default.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
On the above basis the expected credit loss for trade receivables as at June 30, 2019 and June 30, 2018 was determined as follows:
	June 30, 2019
	(US$’000)
	Not overdue	Due: 0 to 30 days	Due: 31 - 60 days	Due: 61 to 90 days	Due: 91 - 180 days	Due: over 180 days	Total
Expected credit loss rate	—	4%	3%	22%	51%	98%	—
Gross carrying amount	59,994	2,316	1,187	110	387	1,892	65,886
Lifetime expected credit loss	—	96	39	24	196	1,854	2,209
	June 30, 2018
	(US$’000)
	Not overdue	Due: 0 to 30 days	Due: 31 - 60 days	Due: 61 to 90 days	Due: 91 - 180 days	Due: over 180 days	Total
Expected credit loss rate	—	11%	22%	14%	30%	84%	—
Gross carrying amount	48,197	492	784	109	115	2,341	52,038
Lifetime expected credit loss	—	56	172	15	35	1,966	2,244
The Group does not hold any collateral against these assets. Financial assets other than trade debts have no material ECL allowances on those balances as of June 30, 2019.
22.3	Liquidity risk
The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due. To achieve this aim, it seeks to maintain cash balances (or agreed facilities) to meet expected requirements for a period of at least 45 days. The Board receives cash flow projections on a quarterly basis as well as information regarding cash balances and investments. The liquidity risk of each group entity is managed at the entity level. Where facilities of group entities need to be increased, approval must be sought by the entity’s CFO. Where the amount of the facility is above a certain level, agreement of the Group CFO and the board is needed.
The following table presents the contractual maturities (liquidity analysis) as of June 30, 2019 and 2018:
	June 30, 2019
	Less than 1 year	1 - 3 years	4 - 5 years	Total
	(US$’000)
Deposits	1,373	1,930	—	3,303
Trade receivables	63,025	—	—	63,025
Other receivables	3,587	—	—	3,587
Due from related parties	1,768	—	—	1,768
Cash and cash equivalents	8,873	—	—	8,873
Subtotal	78,626	1,930	—	80,556
Lease liability	15,954	27,136	52,526	95,616
Long - term other borrowings	5,933	6,694	964	13,591
Line of credit	36,026	—	—	36,026
Trade and other payables	19,870	—	—	19,870
Due to related parties	6,169	—	—	6,169
Subtotal	83,952	33,830	53,490	171,272
Net liquidity position	(5,326)	(31,900)	(53,490)	(90,716)

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
	June 30, 2018
	Less than 1 year	1 - 3 years	4 - 5 years	Total
	(US$’000)
Deposits	585	1,873	—	2,458
Trade receivables	49,518	—	—	49,518
Other receivables	3,505	—	—	3,505
Due from related parties	515	—	—	515
Cash and cash equivalents	13,519	—	—	13,519
Subtotal	67,642	1,873	—	69,515
Obligation under finance leases	2,010	955	—	2,965
Long - term other borrowings	5,696	5,163	4,382	15,241
Line of credit	30,202	—	—	30,202
Private placement notes	16,300	—	—	16,300
Convertible loan note	805	—	—	805
Trade and other payables	22,969	—	—	22,969
Due to related parties	11,546	—	—	11,546
Subtotal	89,528	6,118	4,382	100,028
Net liquidity position	(21,886)	(4,245)	(4,382)	(30,513)
23.	TRANSACTION WITH RELATED PARTIES
Related parties of the Group comprise of related entities, staff retirement funds, directors and key management personnel. A “related entity” is an entity that TRGI has control or significant influence over.
Material related party balances and transactions other than reorganization transaction and those disclosed elsewhere in these consolidated financial statements, are given below:
	June 30, 2019
	Relationship with related party	Service delivery revenue	Service delivery expense	Due from related parties	Due to related parties
	(US$’000)
BPO Solutions, Inc.	Related entity	—	—	—	3,611
Alert Communications, Inc.	Related entity	150	—	370	—
TRG Marketing Services, Inc.	Related entity	—	—	19	—
Afiniti International Holdings Limited	Related entity	54	70	—	503
TRG Holdings, LLC	Related entity	—	—	—	1,913
The Resource Group International Limited	Parent	—	—	162	—
Third Party Lessor	Related entity	342	77	201	—
3rd Party Client and Internet Services Provider	Related entity	883	73	451	93
IBEX Holdings Executive Leadership	Officers	—	—	307	—
TRG (Private) Limited	Related entity	—	—	—	49
Etelequote	Related entity	—	—	258	—
		1,429	220	1,768	6,169

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
	June 30, 2018
	Relationship with related party	Service delivery revenue	Service delivery expense	Due from related parties	Due to related parties
	(US$’000)
BPO Solutions, Inc.	Related entity	—	1,287	—	3,600
Alert Communications, Inc.	Related entity	66	—	220	—
TRG Marketing Services, Inc.	Related entity	—	—	19	—
Afiniti International Holdings Limited	Related entity	109	68	—	367
TRG Holdings, LLC	Related entity	—	—	—	232
The Resource Group International Limited	Parent	—	—	—	7,134
Third Party Lessor	Related entity	291	485	178	40
3rd Party Client and Internet Services Provider	Related entity	1,100	65	98	16
TRG (Private) Limited	Related entity	—	—	—	157
		1,566	1,905	515	11,546
23.1
Service delivery revenue and expenses are incurred by the Group in the ordinary course of business. These transactions were executed on mutually agreed terms. These represent call center and back office support services provided to subsidiaries of the Group.

23.2
A Senior executive within one of our vendors serves on the Board of our Controlling Shareholder. The Group maintains a lease on office space along with having a client relationship between Virtual World and the aforementioned company.

23.3	A Senior executive within one of our customers serves as a Board member of our IBEX Senegal subsidiary. The Group maintains both a vendor and a client relationship with this company.
23.4	The balance due to TRG Holdings, LLC includes loan of $1.3 million to the Holding Company with an interest rate of 15% per annum and shall mature in the year ending June 30, 2020.
23.5	A Senior executive within one of our vendors serves as a board of our DGS Group. The Group maintains a lease on office space with this Company.
23.6	RELATED PARTY LOANS
Under a convertible loan note agreement between a subsidiary of the Group and TRGI, these loan notes may convert into ordinary shares at the option of TRGI if there is external funding in the subsidiary in excess of $3 million. Out of total loan amount, there were no disbursements during the current year and June 30, 2018. The loan of $1.2 million was paid in full during the year June 30, 2019.
In June 2017, an officer of the Controlling Shareholder, as part of e-Telequote Insurance, Inc. issuance of the Senior Secured Notes, entered in an agreement with e – Telequote Insurance, Inc. with whom he also serves as a member of their board. The terms of the agreement are:
•	Principal: $0.5 million
•	Maturity: May, 2019
•	Interest: 12%

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
23.7	Receivable from executive leadership represents the purchase of the shares through RSA (See Note 19.5)
24.	CAPITAL RISK MANAGEMENT
Capital risk management is carried out by the Group’s management. The Group’s board of directors sets Capital risk management policies and procedures to which our management is required to adhere. The Group’s management identifies and evaluates Capital risks and enters into agreements and explore avenues to mitigate these risk exposures in accordance with the policies and procedures outlined by the Group’s board of directors.
The Group manages its capital to safeguard that the Group will be able to continue as a going concern. The capital structure of the Group consists of cash at bank and in hand and cash equivalents, borrowings, and preferred shares. In addition the Group’s capital structure includes equity attributed to the holders of equity instruments of the Holding Company, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.
The Group manages its capital structure and makes the necessary adjustments in the light of changes of economic circumstances, the risk characteristics of underlying assets and the projected cash needs of the current and prospective operational / financing / investment activities. The adequacy of the Group’s capital structure will depend on many factors, including capital expenditures, market developments and any future acquisition.
The Group and its subsidiaries are not subject to any externally imposed capital requirements, other than those imposed by generally applicable company law requirements.
In order to maintain or adjust the capital structure, the Holding Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
25.	SEGMENT INFORMATION
Management has determined its operating segments based on reports reviewed by the Board of Directors (“BOD”) that are used to assess the performance of the various components and in making resource allocation decisions. Management has determined that the lines of the business constitute operating segments. There are two operating segments, namely, customer management and customer acquisition.
Each of the operating segments identified above have their own management and leadership teams and face unique sets of market dynamics. A brief description of segments and type of revenues they generate is given below:
•
Customer Management - Customer Management segment comprises the Engagement, Expansion and Experience solutions. The suite of customer engagement solutions consist of customer service, technical support and other value added outsourced back office services. This omni-channel offering is delivered through voice, email, chat, SMS, social media and other communication applications. The customer expansion solution is a derivative of the segment’s customer engagement solution, combining traditional BPO solutions with the segment’s sales and acquisition oriented contact center capability to allow existing clients to further mine their existing customer base. The segment’s customer experience solution is comprised of a comprehensive suite of proprietary software tools to measure, monitor and manage the customer experience.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
•
Customer Acquisition - In the Customer Acquisition segment, the segment works with consumer-facing businesses and acquires customers for them. Most of the customer acquisition solutions are based on two steps: (a) generating or purchasing a lead or a prospect, and (b) converting that lead or prospect into a customer, most frequently through a voice-based channel. In this segment, customers are primarily acquired for clients in the telecommunications, cable, technology and insurance industries. The segment’s activity for the insurance industry is conducted through segment’s Medicare Insurance division, which acquires customers for the leading health insurance carriers. The Group disposed of the part of the segment related to the insurance industry on June 26, 2019 as included in Note 30.3.

The BOD assesses the Group’s internal performance on the following basis:
•	Third party revenue; and
•	Adjusted EBITDA
Adjusted EBITDA from continuing operations is a non-GAAP financial measure that represents the Group’s net (loss) before finance cost, income tax expense, non-cash items of depreciation and amortization, foreign exchange losses and share-based payments. Adjustment is also made, if necessary, to eliminate the effect of non-recurring charges. Whereas EBITDA represents the Group’s net (loss) before finance cost, income tax expense and non-cash items of depreciation and amortization. The management believes that Adjusted EBITDA is a meaningful indicator of the health of the Group’s business as it reflects the ability to generate cash that can be used to fund recurring capital expenditures as well as growth and it also disregards non-cash or non-recurring charges that the management believe are not reflective of the Group’s long-term performance.
25.1	Information about segments
The segment information provided to the chief operating decision makers for the operating segments for the year ended June 30, 2019 and 2018 is as follows:
	June 30, 2019
	Customer management	Customer acquisition	Total
	(US$’000)
Segment revenue	321,810	53,033	374,843
Less: inter-segment revenue	(6,327)	(136)	(6,463)
Revenue from external customers[1]	315,483	52,897	368,380
Adjusted EBITDA from continuing operations	33,487	2,808	36,295
1	Includes impact of adoption of IFRS 15 for the year ended June 30, 2019. See Note 3.9.1 for details.
	June 30, 2018
	Customer management	Customer acquisition	Total
	(US$’000)
Segment revenue	289,475	57,428	346,903
Less: inter-segment revenue	(4,355)	(348)	(4,703)
Revenue from external customers	285,120	57,080	342,200
Adjusted EBITDA from continuing operations	2,099	2,197	4,296

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
25.2	Adjusted EBITDA from continuing operations for the year
	June 30, 2019	June 30, 2018
	(US$’000)
Net income / (loss) for the period - continuing operations	(4,519)	(20,762)
Finance expense	7,709	3,093
Income tax expense / (benefit)	3,615	(108)
Depreciation and amortization	20,895	12,182
EBITDA from continuing operations(a)	27,700	(5,595)

Non-recurring expenses(b)	4,239	4,112
Other income(c)	(641)	(547)
Fair value adjustment(d)	(364)	(3,326)
Share-based payments(e)	4,087	8,386
Foreign exchange losses	1,274	1,266
Adjusted EBITDA from continuing operations	36,295	4,296
a)	EBITDA from continuing operations includes impact of adoption of IFRS 16 in financial year 2019 (see Note 25.8).
b)
For the fiscal year ended June 30, 2019, the Group incurred non – recurring legal expenses (including legal settlements) of $4.2 million related to IBEX Global Solutions Limited and for the year ended June 30, 2018, the Group incurred non-recurring legal expenses of $0.3 million related to DGS EDU LLC and $1.3 million related to IBEX Global Solutions Limited, severance expenses of $1.1 million related to IBEX Global Solutions Limited and listing expenses of the Holding Company of $1.4 million.

c)
For the fiscal year ended June 30, 2019, other income represented the proceeds from the sale of DGS EDU LLC of $0.2 million and deferred income of $0.4m related to IBEX Global Solutions Limited and for the year ended June 30, 2018, other income represented proceeds from a legal settlement received by Digital Globe Services, Inc. of $0.2 million and insurance proceeds of $0.3 million received by IBEX Global Solutions Limited against settlement.

d)	For the year ended June 30, 2019 and 2018, the Group recorded a revaluation associated with the Amazon warrants (see Note 28 for details).
e)
For the year ended June 30, 2019, the amount includes the cancellation of the 2017 IBEX Stock Plan and the Phantom stock plans ($3.3 million) partially offset by the elimination of the liability associated with the Phantom plans ($1.0 million). For the fiscal year ended June 30, 2018, share-based payments was primarily related to share-based payments expense of $8.4 million pertaining to options to purchase an aggregate of 1,633,170 common shares awarded from December 22, 2017 through and including June 30, 2018, net of forfeitures of 145,399 options.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
25.3	Revenue from contracts with customers
The Group generates more than 98% of its revenue in the United States of America and more than 50% of its revenue generates from three major customers.
	June 30, 2019	June 30, 2018
	(US$’000)
Revenue from continuing operations:
United States of America	367,541	339,054
Others	7,302	7,849
Total[1]	374,843	346,903
Inter-segment revenue	(6,463)	(4,703)
Revenue from external customers	368,380	342,200

Revenue from discontinued operations:
United States of America	64,740	34,871
1	Includes impact of adoption of IFRS 15 for the year ended June 30, 2019. See Note 3.9.1 for details.
The Group’s revenue disaggregated by pattern of revenue recognition is as follows:
	June 30, 2019	June 30, 2018
	(US$’000)
Pattern of Revenue recognition
− Services transferred at a point in time	52,897	57,080
− Services transferred over time	315,483	285,120
	368,380	342,200
The movement in the deferred revenue is as follows:
	June 30, 2019	June 30, 2018
	(US$’000)
Opening balance	6,365	6,496
Revenue recognized during the year	(3,763)	(4,036)
Revenue deferred during the year	2,539	3,905
Closing balance	5,141	6,365
The following aggregated amounts of deferred revenue from existing contracts that are to be recognized in revenue in the following fiscal years:
	FY2020	FY2021	FY2022	Total
	(US$’000)
Deferred Revenue expected to be recognized	4,131	931	79	5,141

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Renewal receivables movement until the date of disposal of subsidiary is as follows:
	June 26, 2019	June 30, 2018
	(US$’000)
Opening balance	35,900	18,141
Revenue recognized during the year	45,916	22,391
Cash receipts during the year	(9,633)	(4,632)
Closing balance	72,183	35,900
Renewal receivables as of June 26, 2019 and June 30, 2018 relates to subsidiary disclosed as discontinued operations in Note 30.3.
25.4	Income/(loss) by operating segment
	June 30, 2019	June 30, 2018
	(US$’000)
Customer management	(5,228)	(18,993)
Customer acquisition	709	(1,769)
Total[1]	(4,519)	(20,762)
Income from discontinued operation	15,484	4,881
1	Includes impact of adoption of IFRS 15 for the year ended June 30, 2019. See Note 3.9.1 for details.
25.5	Non-current assets by location
	June 30, 2019	June 30, 2018
	(US$’000)
United States of America	38,830	52,530
Others	65,180	17,333
Total[1]	104,010	69,863
1	Excludes deferred tax asset.
25.6	Total assets by segment
	June 30, 2019	June 30, 2018
	(US$’000)
Customer management	171,674	99,432
Customer acquisition	16,628	57,649
Total	188,302	157,081

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
25.7	Total liabilities by segment
	June 30, 2019	June 30, 2018
	(US$’000)
Customer management	165,588	89,294
Customer acquisition	14,086	39,834
Total	179,674	129,128
25.8	Impact for changes in accounting policy
The adoption of the new leasing standard described in Note 3.2 had the following impact on the segment disclosures in the current year:
	Adjusted EBITDA - continuing operations	Interest	Depreciation	Assets	Liabilities
	(US$’000)
Customer management	11,194	3,690	9,842	60,290	62,476
Customer acquisition	526	331	444	4,209	4,437
Total	11,720	4,021	10,286	64,499	66,913
25.9	Subsequent Events
Following the disposal on June 26, 2019 of Etelequote Limited, as detailed in Note 30.3, the Group has integrated its remaining Customer Acquisition operations with its Customer Management operations, such that in the period ending June 30, 2020, the Group no longer considers these to be discrete operating segments. Accordingly, the Group expects to report its results for future periods on a single segment basis.
26.	Payroll and related costs
Expenses recognized for employee benefits are analyzed below:
	June 30, 2019	June 30, 2018
	(US$’000)
Salaries and other employee costs	216,617	213,252
Social security and other taxes	37,333	38,457
Retirement - contribution plan	513	906
Pensions - defined benefit scheme	129	310
Total payroll and related costs	254,592	252,925

Payroll and related costs from discontinued operations	22,182	14,380

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
26.1	Remuneration of Key Management Personnel
The key management personnel include the directors.
	June 30, 2019	June 30, 2018
	(US$’000)
Salaries and other employee costs	566	1,684
Share - based payments	760	3,099
Total remuneration of key management personnel	1,326	4,783
27.	OTHER OPERATING COSTS
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Rent and utilities		6,272	16,868
Communication		7,546	8,175
Maintenance, repairs and improvements		11,956	9,534
Traveling and entertainment		10,378	9,690
Insurance		1,731	1,556
Legal and professional expenses	27.1	9,241	7,274
Allowance for trade receivables		237	575
Others		6,763	4,753
Other Operating Costs		54,124	58,425

Other Operating costs from discontinued operations		3,241	3,581
27.1	This includes non-recurring legal expenses (including settlements) of $4.2 million for the year ended June 30, 2019 and $1.6 million and listing costs of $1.4 million for the year ended June 30, 2018.
28.	WARRANT
On November 13, 2017, as amended on April 30, 2018 and December 28, 2018 the Group issued to Amazon.com NV Investment Holdings LLC, a subsidiary of Amazon.com, Inc. (“Amazon”), a 10-year warrant to acquire approximately 1,429,303 of our Series B Preference Shares and approximately 14,437.4049 of our Series C Preference Shares, totaling 1,443,740 shares, representing 10.0% of our equity on a fully diluted and as-converted basis as of the date of issuance of the warrant. The warrant is exercisable, either for cash or on a net issuance basis, at a price per share equal to the initial public offering per share in this offering.
The Series B and C Preference shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon or its affiliates in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
the warrant will become fully vested when a cumulative total of $600.0 million is paid by Amazon or its affiliates to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).The warrant is exercisable, either for cash or on a net issuance basis, at a price per share equal to:
•	If, prior to June 30, 2018, no qualified IPO or qualified valuation event (each as defined in the warrant) occurs, the price will be $15.00,
•
If a neither a qualified IPO not a qualified valuation event has occurred on or prior to June 30, 2018, but a qualified IPO or an M&A event occurs after June 30, 2018 but on or prior to December 31, 2019, the exercise price would be the lower of (i) $15.00 and (ii) as applicable: (x) the price established in respect of such IPO; or (y) 85% of the price per warrant share implied by the M&A event.

The common shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon or its affiliates in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600 million is paid by Amazon or its affiliates to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).
On March 16, 2018, the Company effected a reverse stock split which had an impact on employee stock option plans as well as the warrants associated with the Amazon warrant. As a result of the stock split, the number of common shares subject to the warrant was reduced based on the original agreement from 1,611,944 to 1,443,740 as per the amended agreement.
The exercise price and the number of shares issuable upon exercise of the warrant are subject to customary anti-dilution adjustments.
Amazon is entitled to customary shelf and piggy-back registration rights with respect to the shares issued upon exercise of the warrant. Amazon may not transfer the warrant except to a wholly-owned subsidiary of Amazon.
The Group opted to use the Monte Carlo simulation for calculating the value of the warrants at June 2019 and June 2018. The use of the Monte Carlo Simulation is appropriate for stock warrants where the complexity of the option may lend itself to outcomes based upon multiple different scenarios.
The Company estimated the fair value of warrants on the date of the grant (December 2017) at $6.935 using the Black Scholes valuation model. The model also requires the use of certain other estimates and assumptions that affect the reported amount of share-based payments cost recognized in the profit or loss:
Expected term
The expected term of options granted is ten years starting November 13, 2017, and ending November 12, 2027.
Volatility
Management used average volatility of comparable listed companies as 35.6%.
Expected dividends
The expected average dividend yield is 0% for the fiscal year ended June 30, 2019. The Holding Company does not expect to pay any dividends in the foreseeable future.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Risk-free rate
The risk-free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The average risk-free rate used for options granted during the twelve months ended June 30, 2019, was 2.40%.
There were no warrants cancelled or expired as of June 30, 2019. At June 30, 2019, 144,374 warrants were vested based on the agreed upon revenue criteria. The Company recorded an additional warrant asset and liability of $0.2 million in the year ended June 30, 2019.
Based on the number of warrants expected to vest, the total fair value of the warrant liability included in other non-current liabilities at date of issue is $4.0 million (see Note 14).
In June 2018, the Company revalued the warrant liability to account for the change in the fair market value of the organization. The updated fair value of warrants on June 30, 2018 of $1.67 that is based on the Monte Carlo simulation. Based on the number of warrants expected to vest, the total fair value of the warrant liability included in other non-current liabilities at June 30, 2018 is approximately $1.0 million (see Note 12).
In June 2019, the Company revalued the warrant liability to account for the change in the fair market value of the organization. The updated fair value of warrants on June 30, 2019 of $1.04 that is based on the Monte Carlo simulation. Based on the number of warrants expected to vest, the total fair value of the warrant liability included in other non-current liabilities at June 30, 2019 is approximately $0.8 million.
Warrant asset
Upon inception of this partnership with Amazon, the Company recorded both the warrant asset and liability. The Warrant Asset was initially recorded as $4.3 million. The asset will amortize on a pro rata based on the revenues actually recognized. The Company recorded a reduction to revenue of approximately $0.7 million and $0.5 million in the year ended June 30, 2019 and June 30, 2018 respectively. The current balance of the warrant asset at June 30, 2019 is $3.3 million ($3.8 million at June 30, 2018).
Fair value hierarchy
The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:
•
Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative.

•
Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

•
Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market – observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Given these guidelines, the warrant liability associated with Amazon would be classified as a Level 3 liability.
29.	RECONCILIATION OF PROFIT / LOSS BEFORE TAX
	Note	June 30, 2019	June 30, 2018
		(US$’000)
Net profit / (loss) after tax		10,965	(15,881)
Income tax expense / (benefit) from continued operations	18	3,615	(108)
Income tax expense from discontinued operations	30.3	4,830	54
Total income / (loss) before taxation		19,410	(15,935)
30.	HOLDING COMPANY INDIRECT SUBSIDIARIES
The following entities are indirect subsidiaries of the Holding Company through IBEX Global Limited:
			Ownership %
Description	Location	Nature of Business	2019	2018
IBEX Global Solutions Limited	England	Holding company	100%	100%
IBEX Global Bermuda Limited	Bermuda	Call center	100%	100%
Lovercius Consultants Limited	Cyprus	Call center	100%	100%
IBEX Global Europe S.a.r.l.	Luxembourg	Tech support services	100%	100%
IBEX Global ROHQ	Philippines	Regional HQ	100%	100%
TRG Customer Solutions Inc. (TRG CS) (dba as IBEX Global Solutions)	USA	Call center	100%	100%
TRG Customer Solutions (Canada), Inc.	Canada	Call center	100%	100%
TRG Marketing Solutions Limited	England	Call center	100%	100%
Virtual World (Private) Limited	Pakistan	Call center	100%	100%
IBEX Philippines, Inc.	Philippines	Call center	100%	100%
IBEX Global Solutions (Philippines) Inc.	Philippines	Call center	100%	100%
TRG Customer Solutions (Philippines) Inc.	Philippines	Call center	100%	100%
IBEX Customer Solutions Senegal S.A. (formerly TRG Senegal SA.)	Senegal	Call center	100%	100%
IBEX Global Solutions (Private) Limited	Pakistan	Call center	100%	100%
IBEX Global MENA FZE	Dubai	Call center	100%	100%
IBEX I.P. Holdings Ireland Limited	Ireland	Holding company	100%	100%
IBEX Global Bermuda Limited	Bermuda	Call center	100%	100%
IBEX Global Solutions Nicaragua SA	Nicaragua	Call center	100%	100%
IBEX Global St. Lucia Limited	St. Lucia	Holding company	100%	100%
IBEX Global Jamaica Limited	Jamaica	Call center	100%	100%
IBEX Global Solutions France SARL	France	Call center	100%	100%

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
The following entities are indirect subsidiaries of the Holding Company through DGS Limited:
			Ownership %
Description	Nature of Business	Location	2019	2018
Digital Globe Services, Inc.	USA	Internet marketing for residential cable services	100%	100%
Telsat Online, Inc.	USA	Internet marketing for non - cable telco services	100%	100%
DGS Worldwide Marketing Limited	Cyprus	Holding company and global marketing	100%	100%
DGS (Pvt.) Limited	Pakistan	Call center and support services	100%	100%
DGS EDU LLC	USA	Internet marketing for the education industry	100%	100%
DGS Auto LLC	USA	Motor vehicle licensing	100%	100%
7 Degrees LLC	USA	Digital marketing agency	100%	100%
The following entity is a Joint venture of the Holding Company:
			Ownership %
Description	Location	Nature of Business	2019	2018
Lakeball LLC (Note 7)	USA	Internet Marketing for commercial cable services	47.5%	47.5%
30.1
TRGI delisted IBEX and DGS from the Alternative Investment Market (“AIM”) London Stock Exchange by making a tender offer and acquiring 9,823,288 shares in Digital Globe Services Limited in November 2016 and 11,439,642 shares in IBEX Global Solutions Limited in December 2016.

30.2
On February 1, 2019, a subsidiary, Digital Globe Services, Inc.(“DGS Inc.”), agreed with a third party purchaser to sell the assets of DGS EDU, LLC for $0.4 million of which 50% of the proceeds, or $0.2 million, was paid in cash and the remainder was established as a promissory note between the purchaser and DGS Inc.

The Group did not consider the sale of assets of DGS EDU, LLC as discontinued operation for the year ended June 30, 2019 as it does not represent a separate major line of business or geographical area of operations to the Group.
The gain on the sale of assets is recognized in the amount of $0.2 million.
The terms of promissory note are as follows:
•	Maturity Date: February 2020
•	Interest Rate: 8% compounded monthly
•	Payment: No less than the greater of:
○	the accrued but unpaid interest as of the monthly payment date; or
○	75% of the total receivables actually collected by the purchaser on all accounts arising from DGS Edu, LLC in the month prior to the due date of the monthly payment.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
In addition, DGS Inc, agreed to a transition services agreement commencing on February 2019 for 12 months thereafter.
30.3
On June 26, 2019, the Group transferred 7,813,493 ordinary shares par value $0.0001 per share of Etelequote Limited to its majority shareholder, The Resource Group International Limited. In consideration of the share transfer, TRGI has agreed to waive $47.9 million of the $86.2 million in aggregate preference amount to which the Series C Preference Shares held by it are entitled upon a voluntary or involuntary liquidation, dissolution or winding up, being an amount equal to the purchase price for the share transfer. Such Series C Preference Shares are therefore entitled to receive in preference $38.3 million of any proceeds from a voluntary or involuntary liquidation, dissolution or winding up after Series A holders and Series B holders receive their respective entitlements.

The Group considered Etelequote Limited to be a discontinued operation for the period ended June 30, 2019 as it represents a separate major line of business to the Group. The following table shows the major classes of assets and liabilities of the Group’s discontinued operation at June 26, 2019.
As of June 26, 2019
(US$’000)
Assets
Property and equipment and Intangibles	9,463
Renewal receivables	72,183
Trade and other receivables	1,129
Cash and cash equivalents	3,554
Total assets	86,329

Liabilities
Borrowings & Financing	43,431
Trade and other payables	9,977
Related party loans	—
Other Liabilities	5,327
Total liabilities	58,735

Net Assets	27,594
The net assets of $27.6 million on transfer of shares of Etelequote Limited are recognized in the statement of changes in equity as a transaction with owners. As explained in Note 12.1, however, the dividend has not been declared as of June 30, 2019, as such the dividend waiver of $47.9 million described above has not been recognized in the consolidated financial statements upon deconsolidation of Etelequote Limited.

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018
Result of discontinued operations:
	June 30, 2019	June 30, 2018
	(US$’000)
Revenue	64,740	34,871
Other operating income	2,923	1,487

Payroll and related costs	22,182	14,380
Share-based payments	875	1,299
Reseller commission and lead expenses	14,467	9,683
Depreciation and amortization	910	237
Other operating costs	3,241	3,581
Income from operations	25,988	7,178

Finance expenses	(5,674)	(2,243)
Income before taxation	20,314	4,935

Income tax expense	(4,830)	(54)
Net income for the period from discontinued operations net of tax	15,484	4,881
Statement of cash flows
The statement of cash flows includes the following amounts relating to discontinued operations:
	June 30, 2019	June 30, 2018
	(US$’000)
Operating activities	(13,396)	(7,208)
Investing activities	(867)	(158)
Financing activities	12,720	4,709
Net cash flow from discontinued operations	(1,543)	(2,657)
Earnings per share of discontinued operations:
As the income from discontinued operations for the year ended June 30, 2019, and June 30, 2018, did not exceed the value of the preferred participation rights attaching to the Series A, B and C preferred convertible shares, the income/loss attributable to the ordinary shareholders of the Company has been assessed as $0.
30.4	These consolidated financial statements were authorized for issue by the CEO of IBEX Limited on behalf of the Board of Directors of IBEX Limited, on December 20, 2019.

Common Shares
   Shares

IBEX LIMITED
Preliminary Prospectus

Citigroup	RBC Capital Markets	Baird

SunTrust Robinson Humphrey		Piper Sandler
Through and including    , 2020 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
   , 2020

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.	Indemnification of Directors and Officers.
We are a Bermuda exempted company. The Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. The Companies Act further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act. We have adopted provisions in our bye-laws that provide that we shall indemnify our officers, directors, resident representative and members of board committees out of the funds of the company from and against all civil liabilities, loss, damage, or expense incurred or suffered by him or her as our director, officer, resident representative or committee member, and indemnity extends to any person acting as our director, officer, resident representative or committee member, in the reasonable belief that he or she has been so appointed or elected notwithstanding any defect in such appointment or election. Such indemnity shall not extend to any matter which would render it void pursuant to the Companies Act.
Our policy is to enter into indemnification agreements with our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such person in any action or proceeding arising out of such person’s service as one of our directors or executive officers.
The Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him or her in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. Our bye-laws provide that we may maintain insurance for the benefit of any directors, alternate directors, officers, persons or member of a committee authorized under our bye-laws, employees or resident representative of the company in respect of any liability that may be incurred by them or any of them howsoever arising in connection with their respective duties or supposed duties to us. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.
We will enter into an underwriting agreement in connection with this offering, which will provide for indemnification in limited circumstances by the underwriters of us, our officers and directors, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act.
Item 7.	Recent Sales of Unregistered Securities.
During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) of the Securities Act regarding transactions not involving a public offering. No underwriters, underwriting discounts or commissions, or any public offerings were involved in these issuances of securities. We believe that our issuances of share awards to our employees, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act.
During the fiscal year ended June 30, 2017, in connection with certain reorganization transactions, we issued a total of 10,394,934 common shares of par value $0.000111650536 each to our largest shareholder, The Resource Group

International Limited, or TRGI, in return for its investments in IBEX Limited, IBEX Global Limited, DGS Limited and Etelequote Limited; in addition, TRGI made a cash contribution of $190,000 as additional paid-in capital. As noted below, 4,254,221 of these common shares were subsequently redesignated into convertible preference shares with the same par value of $0.000111650536 per share.
We further issued 322,599 common shares to Mr. Jeffrey Cox, president of IBEX Digital, in return for his equity interest in DGS Limited; and 478,115 common shares to Mr. Anthony Solazzo, chief executive officer of IBEX Insurance, in return for his equity interest in Etelequote Plc.
On June 20, 2017, we redesignated 4,254,221 common shares held by TRGI into convertible preference shares at a price of $0.000111650536 per share.
On December 22, 2017, all of our predecessor stock options and stock option plans were cancelled. From December 22, 2017 through and including December 31, 2017, we issued an aggregate of 1,778,569 stock options under the 2017 IBEX Plan. On February 28, 2018, we issued 403,406 additional stock options under the 2017 IBEX plan.
On February 23, 2018, we granted 105,546 phantom stock options under the Phantom Stock Plans. On March 1, 2018, we granted 77,129 phantom stock options under the Phantom Stock Plans.
On June 30, 2020, we issued 338,432 incentive stock options under the 2020 LTIP. As of June 30, 2020, 40,500 of the options issued were vested and exercisable.
Amazon Warrant
On November 13, 2017, we issued to Amazon.com NV Investment Holdings LLC, a subsidiary of Amazon.com, Inc. (“Amazon”), a 10-year warrant, which was amended on April 30, 2018, December 28, 2018 and December 27, 2019 to acquire approximately 1,429,303 of our Series B preferred shares and approximately 14,437 of our Series C preferred shares (representing a total of 1,443,740 common shares on an as-converted basis), or 10.0% of our equity, on a fully diluted and as-converted basis as of the date of issuance of the warrant. Upon completion of this offering, the warrant will be exercisable, either for cash or on a net issuance basis, at a price of $11.20 per common share.
The shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon or its affiliates in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600.0 million is paid by Amazon or its affiliates to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).
The common shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon or its affiliates in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600 million is paid by Amazon or its affiliates to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).
The exercise price and the number of shares issuable upon exercise of the warrant are subject to customary anti-dilution adjustments.
Amazon is entitled to customary shelf and piggy-back registration rights with respect to the shares issued upon exercise of the warrant. Amazon may not transfer the warrant except to a wholly-owned subsidiary of Amazon.

2018 Restricted Share Plan
On December 28, 2018, our board of directors approved the 2018 Restricted Share Plan. On December 28, 2018, we issued 2,375,173 shares of restricted stock under the 2018 Restricted Share Plan.
Conversions
On December 28, 2018, in connection with certain amendments to our equity capital structure:
•	322,599 common shares held by Mr. Jeffrey Cox were converted into 319,373.4456 Series B shares and 3,225.9944 Series C preferred shares.
•	478,115 common shares held by Mr. Anthony Solazzo were converted into 473,333.8797 Series B shares and 4,781.1503 Series C preferred shares.
•	6,140,713 common shares and 4,254,221.39 preference shares held by TRGI were converted into 1.0000 Series A share, 10,290,984.0561 Series B shares and 103,949.3339 Series C preferred shares.
Item 8.	Exhibits and Financial Statement Schedules.
(a)	The following exhibits are filed as part of this Registration Statement:
Exhibit Number	Description
1.1***	Form of Underwriting Agreement.
3.1	Memorandum of Association.
3.2	Bye-laws.
3.3***	Form of Amended and Restated Bye-laws to be effective upon the closing of this offering.
3.4	Amended and Restated Certificate of Designation, Preferences and Rights of Convertible Preference Shares.
3.5	Certificate of Designation, Preferences and Rights of Series A Convertible Preference Shares
3.6	Certificate of Designation, Preferences and Rights of Series B Convertible Preference Shares
3.7	Certificate of Designation, Preferences and Rights of Series C Convertible Preference Shares
5.1***	Opinion of ASW Law Limited, Bermuda counsel to the Registrant, as to the validity of the common shares being offered.
8.1***	Opinion of ASW Law Limited, Bermuda counsel to the Registrant, as to certain Bermuda tax matters.
8.2***	Opinion of DLA Piper LLP (US), U.S. counsel to the Registrant, as to certain U.S. tax matters.
10.1	Registration Rights Agreement, dated as of September 15, 2017, by and between IBEX Limited and The Resource Group International Limited.
10.2	Stockholders’ Agreement, dated as of September 15, 2017, by and between IBEX Limited and The Resource Group International, Limited.
10.3**	Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.4	First Amendment, dated May 21, 2014, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.5	Second Amendment, dated October 2, 2014, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.6	Third Amendment, dated February 23, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.7	Fourth Amendment, dated June 19, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.8**	Fifth Amendment, dated June 26, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.9	Sixth Amendment, dated June 30, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.

Exhibit Number	Description
10.10	Seventh Amendment, dated November 7, 2016, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.11	Eighth Amendment, dated November 18, 2016, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.12	Ninth Amendment, dated January 22, 2018, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.13	Tenth Amendment, dated December 1, 2018, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.14	Eleventh Amendment, dated April 26, 2019, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.15	Twelfth Amendment, dated May 31, 2019, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.16**	Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce.
10.17**	First Amendment, dated March 31, 2016, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce
10.18**
Second Amendment, dated June 2, 2017, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce and 7 Degrees LLC

10.19**
Third Amendment, dated November 27, 2017, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce and 7 Degrees LLC

10.20**
Fourth Amendment, dated August 6, 2018, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce and 7 Degrees LLC

10.21
Fifth Amendment, dated January 31, 2019, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, 7 Degrees LLC and Heritage Bank of Commerce

10.22**	Sixth Amendment, dated March 18, 2019, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., 7 Degrees LLC and Heritage Bank of Commerce
10.23**	Letter Agreement (Interest Rate Swap), dated June 7, 2019, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.24	Letter Agreement (Interest Rate Swap), dated June 7, 2019, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.25	Supplemental Debenture, dated November 11, 2018, issued to First Global Bank Limited
10.26	Second Supplemental Debenture, dated January 24, 2019, issued to First Global Bank Limited
10.27	Third Supplemental Debenture, dated March 27, 2020, issued to First Global Bank Limited
10.28	Share Transfer and Exchange Agreement, dated June 28, 2017, by and among The Resource Group International Limited, Etelequote Plc., Anthony Solazzo and Forward March Limited.
10.29**	Share Transfer and Exchange, dated June 28, 2017, by and among Forward March Limited, DGS Limited and Jeffrey Cox.
10.30**	Profit Share Agreement, dated June 30, 2016, by and between Jeffrey Cox and DGS Ltd.
10.31	First Amendment, dated November 1, 2017, to the Profit Share Agreement, dated June 30, 2016, by and between Jeffrey Cox and DGS Ltd.
10.32	Profit Share Agreement, dated June 30, 2019, by and between Jeffrey Cox and DGS Ltd.
10.33**	Share Sale and Purchase Agreement, dated June 26, 2019, by and between IBEX Holdings Limited and The Resource Group International Limited
10.34	IBEX Holdings Limited Amended 2017 Stock Plan

Exhibit Number	Description
10.35	IBEX Holdings Limited 2018 Restricted Share Plan
10.36	Form of Restricted Share Agreement (A)
10.37	Form of Restricted Share Agreement (B)
10.38	IBEX Holdings Limited UK Sub-Plan of the 2018 Restricted Share Plan
10.39	2020 Long Term Incentive Plan, dated as of May 20, 2020
10.40*	Second Amended and Restated Warrant, dated November 13, 2017, issued to Amazon.com NV Investment Holdings LLC (amended December 28, 2018)
10.41	First Amendment to Second Amended and Restated Warrant, dated November 13, 2017, issued to Amazon.com NV Investment Holdings LLC (amended December 17, 2019)
10.42	Form of director agreement.
10.43	Form of executive employment agreement.
10.44	Form of director indemnification agreement.
21.1***	Subsidiaries of IBEX Limited.
23.1	Consent of BDO LLP, independent registered public accounting firm.
23.2***	Consent of ASW Law Limited (included in Exhibit 5.1).
23.3***	Consent of ASW Law Limited (included in Exhibit 8.1).
23.4***	Consent of DLA Piper LLP (US) (included in Exhibit 8.2).
24.1	Powers of Attorney (included in the signature pages hereto).
*
Certain confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

**
Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Registration S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

***	To be filed by amendment.
Item 9.	Undertakings.
(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on July 10, 2020.
By:	/s/ Robert Dechant
Name:	Robert Dechant
Title:	Chief Executive Officer (Principal Executive Officer)
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Dechant and Karl Gabel, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement (including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting along, may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Name	Position	Date

/s/ Robert Dechant	Chief Executive Officer (Principal Executive Officer)	July 10, 2020
Robert Dechant

/s/ Karl Gabel	Chief Financial Officer (Principal Financial and Accounting Officer)	July 10, 2020
Karl Gabel

/s/ Mohammed Khaishgi	Chairman	July 10, 2020
Mohammed Khaishgi

/s/ Daniella Ballou-Aares	Director	July 10, 2020
Daniella Ballou-Aares

/s/ John Jones	Director	July 10, 2020
John Jones

/s/ Shuja Keen	Director	July 10, 2020
Shuja Keen

/s/ John Leone	Director	July 10, 2020
John Leone

/s/ Rebecca Vernon	Director	July 10, 2020
Rebecca Vernon
Authorized Representative in the United States:
By:	/s/ Robert Dechant
Name:	Robert Dechant
Title:	Chief Executive Officer